Form 20-F
period 2021-02-28
Triterras, Inc.
filed 2022-03-07
CIK 1819876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission File Number: 001-39693

TRITERRAS, INC.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

9 Raffles Place, #23-04 Republic Plaza

Singapore 048619

(Address of principal executive offices)

Alvin Tan

9 Raffles Place, #23-04 Republic Plaza

Singapore 048619

Telephone: +65 6661 9240

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s) (1)	Name of each exchange on which registered(1)
Ordinary Shares	TRIT	Nasdaq Stock Market LLC
Warrants	TRITW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(1) Our Ordinary Shares and Triterras Warrants (as defined below) are expected to be delisted from Nasdaq and, on the date of this Annual Report, are quoted on the OTC Expert Market under the symbols “TRIRF” and “TRIRW,” respectively, on an “unsolicited only” basis. See the “Explanatory Note” to this Annual Report for additional information regarding delisting of our securities from Nasdaq.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the Annual Report: 81,364,337 Ordinary Shares and 25,981,000 Triterras Warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

i

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F (including information incorporated by reference herein, this “Annual Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements.  These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report unless otherwise indicated.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents to which we refer readers in this Annual Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Explanatory Note

Triterras, Inc. (the “Company”) is filing this Annual Report on Form 20-F (this “Annual Report”) for the fiscal year ended February 28, 2021.  The Annual Report was originally due to be filed with the Securities and Exchange Commission (the “SEC”) by June 28, 2021 (the “Filing Deadline”).

As described in greater detail below, the Company did not timely file this Annual Report on or prior to the Filing Deadline as a result of its inability to timely complete an audit of its consolidated financial statements for the fiscal year ended February 28, 2021.

Background to Filing Delay

On July 29, 2020, the Company (formerly Netfin Holdco), Netfin Acquisition Corp., a Cayman Islands exempted company (“Netfin”), MVR Netfin LLC, a Nevada limited liability company, as the representative of Netfin as of such date and immediately prior to the closing of the Business Combination (as defined below), Netfin Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Netfin Merger Sub”), Symphonia Strategic Opportunities Limited, a Mauritius private company limited by shares (“SSOL”), and IKON Strategic Holdings Fund, a Cayman Islands exempted company (together with SSOL, the “Sellers”), entered into a Business Combination Agreement, pursuant to which, among other things, (i) the Sellers agreed to sell to the Company all of issued and outstanding ordinary shares of Triterras Fintech Pte. Ltd. (“Fintech”) in exchange for an aggregate of $60,000,000 in cash, 51,622,419 Ordinary Shares of the Company, and up to an additional 15,000,000 Ordinary Shares of the Company (upon the Company meeting certain financial or share price thresholds); and (ii) Netfin Merger Sub agreed to merge with and into Netfin, with Netfin being the surviving corporation and a wholly owned direct subsidiary of the Company following the merger (the transactions described in subclauses (i) and (ii) above, collectively, the “Business Combination”).

The Business Combination was consummated on November 10, 2020 and on such date the Company changed its name from “Netfin Holdco” to “Triterras, Inc.”

KPMG, LLP (“KPMG”) was Fintech’s independent registered public accounting firm at the time of the Business Combination and became the Company’s independent registered public accounting firm in connection with and following the Business Combination.  In addition, at the time of the Business Combination, the Audit Committee (the “Audit Committee”) of the Company’s board of directors (the “Board”) consisted of Martin Jaskel, Vanessa Slowey and Matthew Richards, with Mr. Jaskel serving as the “financial expert” of the Audit Committee under listing standards and the rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”) and the SEC.

On December 21, 2020, a class action complaint (under the caption Ferraiori v. Triterras, Inc., et al., Case No. 7:20-cv-10795) was filed in the United States District Court of the Southern District of New York against the Company, Srinivas Koneru, Executive Chairman of the Board and the Company’s Chief Executive Officer, and Marat Rosenberg, for alleged undisclosed facts and misrepresentations made by the above-named defendants (the “December 2020 Class Action”).

On January 5, 2021, the Company announced that Martin Jaskel, the Audit Committee’s “financial expert” and a member of the Board, had passed away due to medical complications. On January 29, 2021, Adrian Kow Tuck Hoong was appointed to the Board and named Chair of the Company’s Audit Committee and a member of the Nominating and Corporate Governance Committee of the Board.  Further, on April 22, 2021, Mr. Richards and Ms. Slowey resigned from the Board and the Audit Committee, which left the Audit Committee with only one member.  On April 28, 2021, the following appointments were made to the Board:  Yong-Moon Kim was appointed to the Board, as the Chair of the Compensation Committee of the Board (the “Compensation Committee”) and as a member of the Audit Committee; Jayapal Ramasamy was appointed to the Board and as a member of the Audit Committee and the Compensation Committee; and Lilian Koh Nee Noi  was appointed to the Board and as a member of the Nominating and Corporate Governance Committee of the Board.

On January 20, 2021, the Board received formal notice that KPMG had decided to resign as the Company’s independent auditors effective January 20, 2021. KPMG did not provide any specific reason for its resignation, other than there was a change in the Company’s risk profile.

On the day of KPMG’s resignation, KPMG sent a letter to the Audit Committee making the recommendation that it conduct an independent investigation of the allegations contained in a report of a short seller, Phase 2 Partners LLC, dated January 14, 2021 (the “Short Report”).  On

January 25, 2021, the Audit Committee initiated an independent investigation into accusations made in the Short Report (the “Investigation”).

From January 20, 2021 through June 16, 2021, the Company reached out to various independent public accounting firms in an effort to replace KPMG as the Company’s independent auditor.  During this time, the Company identified and evaluated approximately 15 global accounting firms which the Company believed had the necessary expertise and abilities to perform the audit (the “Audit”) of the Company’s consolidated financial statements for the fiscal years ended February 28, 2021, February 29, 2020 and February 28, 2019 to be included in this Annual Report under International Financial Reporting Standards (“IFRS”) and Public Company Accounting Oversight Board (“PCAOB”) rules and regulations.

The Company was unable to engage a new independent auditor until June 16, 2021 as many of the accounting firms identified by the Company were reluctant to accept an engagement from the Company until such time as the results of the Investigation were finalized.

On June 17, 2021, the Audit Committee approved the engagement of Nexia TS Public Accounting Corporation (“Nexia”) as the Company’s independent registered public accounting firm to conduct the Audit, and Nexia consented to act in such capacity and confirmed that it had the resources to complete the Audit in a timely manner (which the other auditors were not able to commit to).

On or around June 21, 2021, Nexia started to conduct the Audit.  Due to the timing of the engagement of Nexia as well as the nature and amount of the work required for Nexia to complete the Audit, the Company was not able to file this Annual Report by the Filing Deadline, nor within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

On July 1, 2021, the Nasdaq staff (the “Staff”) notified the Company that it did not comply with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1) (the “Rule”) because it had not timely filed this Annual Report by the Filing Deadline.

In addition, on July 1, 2021, an amended class action complaint (the “Amended Class Action”) amending the December 2020 Class Action was filed (under the caption Erlandson and Norris v. Triterras, Inc., et al., Case No. 7:20-cv-1095-CS) against the Company and various other parties including Mr. Koneru and certain past and present directors and officers of the Company, adding additional allegations to the December 2020 Class Action based on the Short Report and expanding the class period to the period from June 29, 2020 to January 14, 2021.

On July 30, 2021, the Company submitted to the Staff a detailed explanation for its failure to timely file this Annual Report and a detailed plan to regain compliance with the Rule.  On August 24, 2021, Staff granted the Company an exception until November 1, 2021, to file this Annual Report and regain compliance with the Rule.  On October 31, 2021, the Company submitted a supplement to the Company’s compliance plan and requesting an extension of the exception until December 1, 2021.  By letter dated November 4, 2021, the Staff granted this request.  On December 1, 2021, the Company submitted a third request for an exception through December 8, 2021.  With the Audit not yet complete, the Company was unable to file this Annual

v

Report on or prior to December 8, 2021.  The Company was unable to meet the deadlines noted above as a result of the failure to complete the Audit in such time period.

On December 14 and 15, 2021, the Company’s solicitors issued letters of demand (the “Demand Letters”) to Nexia as a result of the failure to complete the Audit in a timely manner. Between December 16, 2021 and December 30, 2021, the Company initiated discussions with potential alternative independent public accounting firms, who then sought professional clearance from Nexia. On December 30, 2021, Nexia delivered letters to the Company’s Chief Executive Officer, Chief Financial Officer and the Chairman of the Audit Committee stating, among other things, that Nexia had ceased work and would like to withdraw as auditor as soon as was practicable.

On December 31, 2021, the Company appointed WWC, P.C. (“WWC”), an independent public accounting firm registered with the PCAOB, as the Company’s new independent auditor to conduct the Audit.  On January 4, 2022, the Company’s Chief Executive Officer, Chief Financial Officer and the Chairman of the Audit Committee received letters from Nexia stating that the client-auditor relationship between the Company and Nexia had ceased and that Nexia had withdrawn as the Company’s independent auditor.

On March 7, 2022, WWC completed the Audit and issued to the Company an unqualified auditors’ opinion with no material concerns or findings.  The preliminary results of the Audit were presented to the Audit Committee on February 22, 2022.  At that meeting, the Audit Committee voted to accept the results of the Audit and approved the audited financial statements prepared by WWC.  The Audit Committee appointed WWC as the Company’s independent auditor for the fiscal year ended February 28, 2022.

With the Audit complete, the Company is now filing this Annual Report.  As discussed in detail above, the Company was not able to timely file this Annual Report by the Filing Deadline as a result of a myriad of factors, including (i) the considerable resources, time and energy dedicated by the Company’s management responding to the allegations set forth in the December 2020 Class Action and subsequent Amended Class Action, in conducting the Audit Committee’s Investigation from January 2021 through October 2021, and the Nasdaq delisting process which has been ongoing since July 2021; (ii) KMPG’s resignation in January 2021; (iii)  the unexpected death of the Audit Committee’s “financial expert” in January 2021, the resignation of an additional two members of the Audit Committee in April 2021 and the appointments of new members to the Board and Audit Committee and other Board committees in April 2021; (iv) the fact that the Company was unable to find a replacement auditor following KPMG’s resignation and was left without an independent auditor from January 20, 2021 through June 17, 2021, primarily due to then-ongoing Audit Committee Investigation; (v) Nexia’s resignation in December 2021; and (vi) and the delays inherent in bringing on a new auditor, WWC, commencing on December 31, 2021.

Additional Information Regarding Delisting of the Company’s Securities

As noted above, the Company was unable to file this Annual Report by the December 1, 2021 extended deadline which the Staff had granted to the Company on November 1, 2021.

On December 10, 2021, the Company received a determination notice from Nasdaq stating that, as a result of the Company’s failure to file this Annual Report with the SEC and regain compliance with the Rule by December 1, 2021, Nasdaq had determined (the “Determination”)  that, unless the Company requested an appeal of the Determination, Nasdaq would suspend trading of the Company’s Ordinary Shares and Triterras Warrants at the opening of business on December 21, 2021, and would file a Form 25-NSE with the SEC, which would remove the Company’s securities from listing on Nasdaq. On December 16, 2021, the Company appealed the Determination to the Nasdaq Hearings Panel (the “Panel”), and requested that the stay of delisting, pursuant to Nasdaq Rule 5815(a)(1)(B), be extended until the Panel issued a final decision on the matter. A hearing in the matter was then scheduled for January 20, 2022.

On December 23, 2021, the Company received a letter from the Staff stating that (i) Nasdaq had granted the Company’s request to extend the automatic 15-day stay of suspension from Nasdaq, pending the hearing scheduled for January 20, 2022 and a final determination by the Panel regarding the Company’s listing status; and (ii) the Panel had decided to maintain the status quo of the Company’s shares pending such hearing, so that a final decision about the Company’s listing could be made on a full and complete record at that time.

On February 1, 2022, the Company received notice from the Staff stating that the Panel had denied the Company’s appeal of the Staff’s Determination to delist and suspend trading of the Company’s securities on Nasdaq. With the Panel’s decision having been rendered, trading in the Ordinary Shares and the Triterras Warrants on Nasdaq were suspended effective with the open of business on February 3, 2022.

The Company initially elected to appeal the Panel’s decision to the Nasdaq Listing and Hearing Review Council within the applicable 15-day appeal period.  However, the Company has determined to withdraw its appeal of the Panel’s decision to the Nasdaq Listing and Hearing Review Council (the “Listing Council”) and instead, will focus on the relisting of the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal relisting application process. We expect that Nasdaq will complete the delisting of the Ordinary Shares and the Triterras Warrants by filing a Form 25 Notification of Delisting with the SEC. The delisting of the security becomes effective 10 days after the Form 25 is filed pursuant, unless the SEC postpones the delisting.

As at the date of the filing of this Annual Report, the Company’s Ordinary Shares and Triterras Warrants are quoted on the OTC Expert Market on an “unsolicited only” basis under the symbols “TRIRF” and “TRIRW”, respectively.  Pursuant to Rule 15c2-11 under the Exchange Act, as of September 26, 2021, companies that do not make current information publicly available under the rule are transitioned to the OTC Expert Market, where trades are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others.  The Company is currently reviewing alternatives for trading of its securities in the United States, including submitting an application for trading of the Ordinary Shares and the Triterras Warrants on the OTCQX exchange.

Information Concerning the Company’s Financial Statements

Certain amounts that appear in this Annual Report may not sum due to rounding.

Unless stated otherwise, all amounts presented in this Annual Report are in U.S. Dollars.

On July 30, 2019, Netfin issued Public Warrants (as defined below) and Private Placement Warrants (as defined below).  These warrants were initially not accounted for as a liability by Netfin.

On October 26, 2020, the Company filed a Registration Statement on Form F-4/A (the “Form F-4”) with the SEC.  This filing included the audited 2019 financial statements of Netfin.  On November 16, 2020, the Company filed a Shell Company Report on Form 20-F with the SEC which incorporated by reference the financial statements of Netfin included in Form F-4.

On April 12, 2021, following the closing of the Business Combination in November 2020, the SEC issued a statement (the “SEC Statement”) on the accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”).  The SEC Statement discussed certain features in warrants issued in SPAC transactions and highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of SPACs.  As such, the staff advised that companies with these outstanding warrants (whether SPACs or the combined company following a de-SPAC transaction) consider the need to amend previously filed audited and unaudited financial statements.

After considering the SEC Statement, the Company made an assessment of the warrants in preparing our consolidated financial statements as of and for the fiscal year ended February 28, 2021 and concluded the warrants contained features that required their classification as a liability of Netfin.

Following the closing of the Business Combination, Netfin became a subsidiary of the Company, and the Company ceased publishing separate financial statements for Netfin. Subsequent to the Business Combination and the issuance of the SEC Statement, until the filing of this Annual Report, the Company had not filed or published the audited financial statements of the Company as of and for the fiscal year ended February 28, 2021.  Those financial statements of the Company are included herein and reflect the appropriate accounting for the Public Warrants and Private Placement Warrants (originally issued by Netfin) as a liability with changes in fair value recorded in the statement of comprehensive income.

The table below sets forth a summary of the revisions that were made to Netfin’s 2019 financial statements originally set forth in the Form F-4 as a result of the reclassification of the warrants originally issued by Netfin as a liability.  Such revisions are reflected in the financial statements set forth in this Annual Report.  The reclassification of the warrants had no impact on liquidity, cash and cash equivalents or cash flows from operating, investing and financing activities of the Company.  The Company has determined not to restate the financial statements of Netfin, and instead disclose in this Annual Report the relevant information relating to the reclassification of the warrants as a liability.  The Company’s financial statements included in this Annual Report properly reflect the warrants as a liability as of and for the fiscal year ended February 28, 2021, and no revisions to prior periods were required in the preparation of these financial statements.

The previously filed financial statements of Netfin set forth in the Form F-4 and in the Company’s Shell Company Report on Form 20-F filed with the SEC should no longer be relied upon with respect to its accounting treatment for warrants.

Netfin Warrant Financial Statement Reclassification Impacts

For the Period from April 24, 2019 (Inception) Through December 31, 2019		Change
	As Filed	Amount	%	Reclassified
Change in fair value of warrant liability	$-	$4,684,747	100%	$4,684,747
Net income	1,268,383	4,684,747	369%	5,953,130
Earnings per share	(0.10)	0.37	-369%	0.27
Warrant liability	-	9,968,253	100%	9,968,253
Total non-current liabilities	8,855,000	9,968,253	113%	18,823,253
Total liabilities	9,358,593	9,968,253	107%	19,326,846
Class A ordinary shares	202	(68)	-34%	134
Additional paid-in capital	3,730,789	(14,652,932)	-393%	(10,922,143)
Retained earnings	1,268,383	4,684,747	369%	5,953,130
Total shareholders' equity	5,000,006	(9,968,253)	-199%	(4,968,247)
Total liabilities and shareholders' equity	$255,871,438	$(9,968,253)	-4%	$245,903,185

Internal Control Considerations

In light of the Company’s assessment for the accounting treatment of warrants discussed above, the Company reassessed the effectiveness of its internal control over financial reporting as of February 28, 2022 and has concluded our internal control over financial reporting was not effective due to, among other things, a material weakness in our internal control over financial reporting relating to assessing complex accounting standards.  Specifically, the review controls over the evaluation of complex, non-routine financial instrument transactions, were not sufficient to detect the proper accounting and reporting of the warrants previously issued by Netfin, The Company intends to provide our personnel with enhanced access to accounting literature, research materials and documents and to increase communication among our personnel and third party professionals with whom we consult regarding complex accounting applications. See Controls and Procedures,” below, for additional information relating to our internal control over financial reporting.

DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, references to the “Company” are to Triterras, Inc., whereas references to “Triterras,” “we,” “us,” or “our” are to Triterras, Inc. and its subsidiaries.

In this Annual Report:

“Companies Act” means the Companies Law (2020 Revision) of the Cayman Islands.

“Executive Management” means the executive management team of Triterras.

“Fintech” means Triterras Fintech Pte. Ltd.

“Group,” means Triterras, Inc., an exempted company incorporated in the Cayman Islands on February 19, 2020 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, as at any applicable reference date.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Netfin” means Netfin Acquisition Corp., a Cayman Islands exempted company with registration number 350412.

“Netfin Class A ordinary shares” means Netfin’s Class A ordinary shares, par value $0.0001 per share.

“Netfin IPO” means the initial public offering of Units of Netfin, consummated on July 30, 2019.

“Ordinary Share” means the ordinary shares of Triterras, par value $0.0001 per share.

“Private Placement Warrant” means Warrants sold in private placements in connection with the Netfin IPO.

“Public Shares” means Netfin Class A ordinary shares issued as part of the Units sold in the Netfin IPO.

“Public Warrants” means Warrants included in Units sold in the Netfin IPO.

“Registration Rights Agreement” means that registration rights agreement, dated as of November 10, 2020, by and among the Company, Netfin, MVR Netfin LLC, SSOL and IKON and certain other parties thereto, with respect to the Ordinary Shares and other securities of Triterras.

“Sellers” means Symphonia Strategic Opportunities Limited, a Mauritius private company limited by shares (“SSOL”), and IKON Strategic Holdings Fund, a Cayman Islands exempted company (“IKON”).

“Total Transaction Volume” means the dollar volume of trades and the trade finance transactions facilitated by the Kratos Platform.

“Trade Finance Volume” means the dollar volume of trade finance transactions facilitated by the Kratos Platform.

“Transaction Volume” means the dollar volume of trades facilitated by the Kratos Platform.

x

“Triterras Warrants” means the warrants issued by the Company, each of which entitle the holder thereof to purchase for $11.50 per share one Ordinary Share (subject to adjustment in accordance with the Warrant Agreement).  As part of the Business Combination, a total of 25,300,000 Public Warrants (exercisable at $11.50 per share) and 681,000 Private Placement Warrants (exercisable at $11.50 per share) became Triterras Warrants.

“Units” means Units issued in the Netfin IPO, each consisting of one share of Netfin Class A ordinary shares and one Warrant.

“USD” or “$” means United States Dollars.

“Warrant Agreement” means that certain Warrant Agreement, dated as of July 30, 2019, between Netfin and the warrant agent named therein.

“Warrants” means warrants, issued pursuant to the Warrant Agreement, to purchase Netfin Class A ordinary shares issued in the Netfin IPO and simultaneous private placements.  Each whole warrant entitled the holder thereof to purchase one share of Netfin Class A ordinary shares at a price of $11.50 per share (subject to adjustment in accordance with the Warrant Agreement) and upon the Closing became a Triterras Warrant.

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in the Company’s securities carries a significant degree of risk. You should carefully consider the following risks and other information in this Annual Report, including our consolidated financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase the Company’s securities.  Additional risks and uncertainties of which we are not presently aware or that we are currently unable to predict or we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of the Company’s securities could decline, and you could lose part or all of your investment.

Summary of Risk Factors

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face.

Risks Related to Our Business

•	We expect that our securities will be delisted from Nasdaq.
•	We identified material weaknesses in the internal control over financial reporting.
•	We are subject to risks associated with legal and regulatory proceedings and investigations.
•

Our business has depended on our relationship with Rhodium Resources Pte. Ltd., a physical commodity trader, to deliver customers and drive traffic for our platform, and any changes in this relationship may adversely affect our business.

•	Our business is subject to user concentration risks arising from dependence on certain commodities for example, palm oil produced in Indonesia in 2020.
•

The success of our Kratos trading platform depends on generating and maintaining ongoing, profitable client demand for its products and services. The Kratos platform’s Total Transaction Volume, and consequently our revenues and profits, could be materially adversely affected if we are unable to retain our current customers or attract new customers.

•

We are dependent on external, non-exclusive sources of funding to provide trade financing to our users and a withdrawal of a major financing source from Kratos or an inability to attract new financing providers may have a significant impact on our business and profits.

•

We rely on our reputation in the commodities trading industry to grow our customer base and secure financing and liquidity, and damage to our reputation or brand name may have an adverse effect on our business.

•

The failure of any of our critical third party service providers to fulfill their performance obligations could have a material adverse effect on our operations or reputation and may cause revenue and earnings to decline.

•	We rely on the performance of our technology platform, the failure of which could have an adverse effect on our business and performance.
•	The application of distributed ledger technology is novel, may contain inherent flaws or limitations, may not be widely adopted or may be opposed by other industry participants.
•

We may be unable to implement our business plans successfully in a timely manner, or at all, or to achieve the anticipated benefits from the Business Combination, existing or future acquisitions, joint ventures, investments or dispositions. We also may underestimate resources required to complete a project.

•	We have an evolving business model and we cannot offer any assurance that modifications to our business model will be successful or will not result in harm to our business.
•	We operate in a highly competitive market. Our competitors may independently develop products or services similar to or better than our products.
•	The COVID-19 pandemic and measures taken in response thereto, as well as developments in U.S.-China trade policies may significantly impact our business.
•	Cyber-attacks and other security breaches could have an adverse effect on our business.
•	Changes in value of our warrants, accounted for as liabilities, could have a material effect on our financial results.

Risks Related to Our Regulatory Compliance

•	We may face litigation and other risks and uncertainties as a result of material weaknesses in our internal control over financial reporting.
•

Our governance, risk management, compliance, audit and internal control processes and programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

•	We may become subject to requirements of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Risks Related to Our Securities

•

The trading price of the Company’s securities has been and may continue to be volatile. Analyst reports, fluctuations in operating results, earnings and other factors have and may continue to have adverse effect on the price and trading volume of our securities.

•

Future sales of our securities by us or our existing securityholders, exercises of our Warrants, and our future issuance of additional securities may result in dilution to our securityholders, and depress the market price of our securities.

•	We have incurred high costs of being a public company.
•	We are a “foreign private issuer” and an “emerging growth company” and are exempt from certain securities laws and regulations.
•	Our founder, Chairman and Chief Executive Officer is able to exert control over us.
•	Our governing documents include provisions that restrict the ability of our securityholders to bring a claim against us or our directors and officers, and limit the availability of takeover proposals.
•	Our securityholders may be subject to adverse U.S. tax treatment.

Our business faces many risks. We believe the risks described below are the material risks that we face. However, the risks described below may not be the only risks we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our securities could decline significantly. Investors should consider the specific risk factors discussed below, and the other information contained or incorporated by reference herein and the other documents that we file from time to time with the SEC.

Risks Related to Our Business

Our securities will be delisted from Nasdaq, which may have a material adverse effect on our business and the trading and price of our securities.

As discussed in more details in the “Explanatory Note” to this Annual Report, we expect that the Ordinary Shares and the Triterras Warrants will be delisted from Nasdaq when the Staff files a Form 25 Notification of Delisting. As at the date of the filing of this Annual Report, the Company’s securities are quoted on the OTC Expert Market on an “unsolicited only” basis.  Pursuant to Rule 15c2-11 under the Exchange Act, as of September 26, 2021, companies that do not make current information publicly available under the rule are transitioned to the OTC Expert Market.

The delisting of our securities from Nasdaq and their limited trading on the OTC Expert Market have had and may continue to have adverse effects on our business, including the following:

•	less liquidity and value for our securities;
•	Trades on the OTC Expert Market are primarily limited to private purchases and sales among sophisticated investors;
•	more limited market quotations for our securities;
•	more limited information concerning our securities, or their trading prices and volume;

•	more limited research coverage by stock analysts;
•	loss of reputation, loss of employee confidence, or loss of institutional investors or interest in business development opportunities;
•	more difficult and more expensive financings in the future;
•	decreased ability to issue additional securities or obtain additional funding in the future; and
•	loss of exemption under U.S. states securities registration requirements, which may require us to comply with applicable U.S. state securities laws.

 We plan to seek to relist our Ordinary Shares and Triterras Warrants on Nasdaq as soon as practicable through the normal relisting application process. However, we cannot assure you that we will relist our securities successfully on Nasdaq or another national securities exchange, or that once relisted, our securities will remain listed thereon. An active trading market for the Company’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your Ordinary Shares and/or Triterras Warrants unless an active market for such securities can be established and sustained.

We have identified material weaknesses in our internal control over financial reporting.

Management, under the supervision of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, and oversight of the Board, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of February 28, 2022, based on the COSO 2013 Framework. Based on this evaluation, management has determined that, as of such date, the Company did not have an effective control environment, risk assessment process, information and communication process and monitoring activities.  In light of such material weaknesses, management has concluded that the Company’s internal control over financial reporting was ineffective as of February 28, 2022. In addition, the Company has concluded that, as of February 28, 2021, the Company’s disclosure controls and procedures were not effective. See “Controls and Procedures” for discussion about such material weaknesses.

Maintaining effective disclosure controls and procedures and effective internal control over financial reporting are necessary for us to produce reliable financial statements and the Company is committed to remediating its material weaknesses in such controls as promptly as practicable. The implementation of the Company’s remediation plans has commenced. However, there can be no assurance as to when such material weaknesses will be remediated or that additional material weaknesses will not arise in the future. Any failure to remediate such material weaknesses, or the development of new material weaknesses in our disclosure controls and procedures or internal control over financial reporting, could result in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations, or result in a restatement of our financial statements, the imposition of sanctions, including the inability of registered broker dealers to make a market in our securities, or investigation by regulatory authorities (such as the SEC), any of which in turn could have a material adverse effect on our business, financial condition and the trading price of our securities.

We are and may continue to be subject to litigation and regulatory risks that could adversely affect our business.

We are currently party to a class action lawsuit. See “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” As disclosed in that section, it has been reported to the Court that the parties have reached an agreement in principle. The Company expects the agreement in principle to be reflected in a settlement agreement that will be submitted to and approved by the Court, but that has not yet occurred and no assurance can be given that the parties will be able to negotiate and execute a settlement agreement acceptable to each of them. We may be subject to additional litigation in the future. Defending against litigation can be expensive, time-consuming, disruptive to our operations and distracting to our management. There is a possibility that we will suffer adverse decisions or verdicts of substantial amounts or be enjoined from conducting our business as planned.

The outcome of legal proceedings, regulatory investigations and other contingencies regardless of the merits of the claims or allegations are inherently unpredictable, subject to significant uncertainties, and could be material to our operating results and cash flows for a particular period. In addition, we could suffer reputational damage or a deterioration of our relationships with customers in connection with the resolution of legal or regulatory proceedings or investigations. As a result, allegations against us, or the announcement of a legal or regulatory proceeding or investigation involving us, irrespective of the ultimate outcome of that proceeding or investigation, may harm our reputation and, as such, materially damage our business and its prospects. In recognition of these considerations, we may enter into agreements or other arrangements to settle litigation and resolve such challenges. No assurance can be given that such agreements can be obtained on acceptable terms, or that they will be approved by a court if court approval is required, or that litigation will not occur.   Any such agreements or litigation also may significantly increase our expenses. While we maintain insurance coverage for certain types of claims, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

Our business has initially depended on our relationship with Rhodium Resources Pte. Ltd., a physical commodity trader, to initially deliver customers and drive traffic for our platform, and any changes in this relationship may adversely affect our business, financial condition and results of operations.

Substantially all of the users of our Kratos platform during the fiscal year ended February 29, 2020 were referred to the platform by Antanium Resources Pte. Ltd. (the company formerly known as Rhodium Resources Pte. Ltd.) and its subsidiaries (“Rhodium”), an entity controlled by Mr. Srinivas Koneru.

Historically, we have relied on Rhodium to both use our platform for their transactions and to promote the use of our platform to their trading counterparties and contacts in the trade finance, credit insurance and logistics markets.

On December 1, 2020 a statutory demand for payment from Rhodium pursuant to the Singapore Insolvency, Restructuring and Dissolution Act was filed by one of its creditors. On December 17, 2020, Rhodium sought a moratorium order from a Singapore court which will shield Rhodium from creditor actions while Rhodium prepares a scheme of arrangement pursuant to the Singapore Insolvency, Restructuring and Dissolution Act to restructure its debts and continue its business as a going concern.

There have been no transactions on Kratos platform contributed by Rhodium since the last quarter of the fiscal year ended February 28, 2021. We have since aimed to expand the user base of the platform through various business activities and objectives as described under the heading “Business — Our Strategy” to become more independent of Rhodium.

Our business is subject to user concentration risks arising from dependence on commodities produced in Indonesia.

In the fiscal year ended February 29, 2020, we derived a significant portion of our Transaction Volume from primarily oil seeds (including palm oil) and to some extent coal, produced in the Republic of Indonesia (“Indonesia”), which was the country of origin for 26% and 59% (by number) of the commodity sales facilitated for the fiscal years ended February 28, 2021 and February 29, 2020, respectively. Indonesia is an emerging market, subject to the risks described in “Risk Factors — Unexpected political events, trends and changes in policies in the countries and regions in which we operate may adversely affect our business” and other additional risks particular to Indonesia. For example, Indonesia is located in an earthquake zone and is subject to significant geological risks and has experienced terrorist attacks and social instability; any or all of these events may affect the producers of commodities who transact on our platform.

Because of the concentration of the commodities sourced in Indonesia that are transacted on our platform, our business and operations would be negatively affected if Indonesia were to experience disruptions that impact the supply of commodities. Also, other modules of Kratos depend on the Transaction Volume on our platform, and a disruption in the supply of commodities from Indonesia would adversely impact the revenues and profitability of all of our other modules.

The success of our Kratos trading platform depends on generating and maintaining ongoing, client demand for its products and services, and the failure of that demand to materialize or any future significant reduction in such demand could materially negatively affect our business.

Our trading platform uses distributed ledger technology and was implemented as an innovation of existing technology to exploit growing trends to replace physical processes with more efficient digital and automated processes. While some aspects of the system have been developed and deployed, other aspects of the platform are under continued development, and predicated on the trading community comprising suppliers, buyers, financiers, insurers, traders and brokers adopting changes in their internal processes to meet the standardized specifications of the trading platform. We launched the Kratos platform in June 2019, but we cannot assure you that we will be able to continue development of the platform or grow the platform as anticipated. In addition, the community-wide technology service envisioned by Kratos may never fully materialise or may not be as successful as envisioned due to factors beyond our control as set in this Annual Report.

The success of our business depends on creating and maintaining a demand for our products and services with favorable margins. We anticipate that, like other distributed ledger platforms, Kratos will become more appealing as its scale grows. If we are unable to continue to add innovative services, additional lenders to provide financing and insurers to provide credit insurance, we may not be able to attract additional transactions, margins and/or users to Kratos. The ability to realize or maintain this demand could be negatively affected by numerous factors, many of which will be beyond our control and unrelated to our future work product.

Furthermore, the distributed ledger industry is characterized by rapid technological change. New technologies could emerge that might enable our competitors to offer products and services with better combinations of price and performance, or that better address client requirements, than the Kratos platform. Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, regulatory requirements, technologies, standards or client requirements. If we are unable to fully develop our trading platform or if our trading platform does not achieve its intended benefits, then our future growth, financial condition and results of operations may be materially adversely affected.

Additionally, Kratos is still relatively new to the industry and, if its full potential is achieved, may replace traditional physical processes of trade and trade finance. As a result, Kratos faces the same risks as any other disruptive technology, such as functionality and customer and market acceptance as well as uncertainty over practice, rules and regulations. Regulators are working to create cohesive legal and regulatory framework to support the rapid evolution of digitization in trade and trade finance and this may materially affect our ability to develop our trading platform without incurring high costs.

The platform’s Total Transaction Volume, and consequently our revenues and profits, could be materially adversely affected if we are unable to retain our current customers or financial providers and/or attract new customers or financial providers.

We must maintain and expand our customer base to drive the Total Transaction Volume necessary to maintain and increase our revenues. Our success also depends on our ability to offer competitive prices and services in an increasingly price-sensitive business. We may be unable to retain our existing customers or financial providers and or to attract new customers or financial providers, including for reasons unrelated to them. If we lose a substantial number of our current customers or financial providers, or are unable to attract new customers or financial providers, our business will be adversely affected. Furthermore, declines in our Total Transaction Volume may negatively impact the market on Kratos, which could result in lower than expected revenues from parties using the platform and could materially adversely affect our ability to retain our current customers and or attract new customers.

Additionally, there is no guarantee that new customers or suppliers will continue to use our trading platform after their onboarding or their initial use.

We are dependent on external, non-exclusive sources of funding to provide trade financing to our users and a withdrawal of a major financing source from Kratos or our inability to attract new financing providers may have a significant impact on our business and profits.

While we are not entirely dependent on liquidity and access to external sources of funding to provide trade finance on the Kratos platform, we do rely on the willingness of third party lenders and other traders using the “trade finance” sub-module to finance the transactions and provide trade credit. Some lenders are only willing to provide trade financing where credit insurance is available, so trade finance volume is also linked to the availability of credit insurance. Our ability to facilitate transactions also is significantly tied to the availability of financing options for our users, and our ability to attract diversified financing providers. The participation of financing providers on the Kratos platform is non-exclusive and does not prohibit financing providers from working with our competitors or from offering competing products. As a result of the foregoing, any of our financing providers could with minimum notice decide that working with us is not in its interest or could decide to enter into exclusive or more favorable relationships with other businesses.

More generally, the participation of financing providers on the Kratos platform may cease at any time because of events which we are unable to control, such as general market disruptions, global pandemics, regulatory changes, geopolitical conflicts, fluctuation or volatility in the prices of commodities or an operational problem that affects our users or our business. For example, if the commodities market begins to decline, finance providers may begin to withdraw from the sector, which may reduce the availability of trade finance on the Kratos platform. We cannot assure you that a current provider of trade finance will not withdraw from the Kratos platform or the commodities business, despite otherwise profitable dealings. Any failure to facilitate sufficient third party financing, including, on reasonable terms, could have an adverse impact on our business, financial condition, and results of operations.

We rely on our reputation in the trading industry to grow our customer base and secure financing and liquidity, and damage to our reputation or brand name may have an adverse effect on our business.

Our success significantly depends on our credibility and reputation with all of our suppliers, customers, employees, financiers insurance underwriters and logistics service providers. Our reputation could be damaged in a variety of circumstances, including, among others, prolonged disruption to services, poor quality of products and/or services, failure to perform our contractual obligations, adverse litigation judgments or regulatory decisions, unfavorable outcomes of governmental inspections, or the inability to comply with applicable legal/regulatory timelines. We have been and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations. See “Risk Factors – Techniques employed by short sellers and/or arbitrage strategies employed by certain investors may drive down the trading price of our securities.” Negative publicity could also have a material adverse effect on our reputation, thereby affecting our business, financial condition and results of operations. Such reputational damage could lead to a decreased customer base, reduced income and higher operating costs, including the ability to attract new users of our services.

The failure of any of our critical third party service providers to fulfill their performance obligations could have a material adverse effect on operations or reputation and may cause revenue and earnings to decline.

Our trading platform is supported by external third party service providers such as cloud-computing and data storage services, internet network services, information-security protection services and add-on search and screening services. These services are based on contracts with standard service obligations to be performed by the providers. The failure of these service providers to perform their obligations as expected may disrupt our business by causing delays on our platform, security breaches or other technological issues, could result in the loss of customers and cause reputational harm to us.

We rely on the performance of our technology platform, the failure of which could have an adverse effect on our business and performance.

Our technology platform requires the continued operation of sophisticated information technology systems and networks. Our computer-based systems are vulnerable to interruption or failure due to cyber-security attacks, the introduction of viruses, malware, ransomware, security breaches, fire, power loss, system malfunction, network outages, data-entry errors, vandalism, severe weather conditions, catastrophic events, human error and other events that may be beyond our control, and our disaster recovery planning cannot account for all eventualities. System interruptions or failures, whether isolated or more widespread, could impact our ability to provide service to our customers, which could have a material adverse effect on our operations and reputation, and subject us to loss of customers and legal claims. Moreover, if we experience loss of critical data and interruptions or delays in our ability to perform critical functions, we may permanently lose existing customers using our Kratos platform and may not be able to attract new customers.

The application of distributed ledger technology is novel and may contain inherent flaws or limitations.

Blockchain networks are an emerging technology that offer new capabilities which are still in the process of being fully proven. As with other novel software products, the computer code underpinning blockchain networks or solutions, on which Kratos relies, may contain errors or function in unexpected ways. Insufficient testing of code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may impact our ability to grow and maintain our customer base. In addition, there can be no certainty that the software and network on which Kratos runs, and the related technologies, will not contain undiscovered technical flaws or weaknesses, or that the cryptographic security measures that authenticate transactions and the distributed ledger will not be compromised. Any such failure in our blockchain technology could have a material adverse effect on our financial position, reputation and results of operations.

Distributed ledger technology may not be widely adopted or may be opposed by other participants in the financial industry.

The development of blockchain networks on which we rely is a new and rapidly evolving industry that is subject to a high degree of uncertainty. Factors affecting the further development of the blockchain industry that may affect our operations include:

•	continued worldwide growth in the adoption and use of blockchain networks;
•	the maintenance and development of the open-source software protocol of blockchain networks;
•	changes in consumer demographics and public tastes and preferences;
•	the popularity or acceptance of blockchain networks that we may use from time to time;
•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•	government and quasi-government regulation of blockchain networks, including any restrictions on access, operation and use of blockchain networks; and
•	the general economic environment and conditions relating to blockchain networks.

Our business model is dependent on continued investment in and development of the blockchain industry and related technologies. If investments in the blockchain industry become less attractive to investors or innovators and developers, or if blockchain networks do not gain wide public acceptance or are not adopted and used by a substantial number of individuals, companies and other entities, it could have a material adverse impact on our prospects and our operations.

In addition, other participants in the financial industry (including certain regulators) and other industries may oppose the development of products and services that utilize distributed ledger technology. The market participants who may oppose such products and services may include entities with significantly greater resources, including financial resources, technical expertise and human resources, than we have. Our ability to operate and achieve our commercial goals could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for us to operate.

Notwithstanding any potential intellectual property rights that we may acquire, competitors may independently develop products or services similar to or better than ours.

While we may acquire certain intellectual property rights over the distributed ledger technology and the application that underlies the development of our Kratos platform, we do not have exclusive rights to the technology. Other businesses may exploit similar opportunities by using the same technology to develop similar or better products or services. If competitors are able to market such products or services first, our future growth plans and financial position may be adversely affected. Moreover, if a competitor develops or obtains exclusive rights to any or all of the technology that we use in the development of our platform, we may have to cease using such technology, which may impair our ability to advance the development of our trading platform without significant additional time and costs, if at all.

In addition, to meet the rapid evolution of technology and market expectations, our trading platform together with its underlying programs and software, need to be continually improved and developed. Improvements in technology generally lead users and customers to expect better products and services, and a failure to meet those expectations may cause our customers to choose the products and services offered by our competitors. As a result, failure to innovate or improve our platform and technology may impact our long-term success.

We may not be able to implement our business plans successfully in a timely manner, or at all.

Our business plans (as described in detail under the heading “Business — Our Strategy” below) is based on assumptions of future events which may entail certain risks and are inherently subject to uncertainties which are beyond the Company’s control, such as changes in the industry, availability of funds, sufficiency of manpower, competition, government policies and political and economic developments. These assumptions may not be correct, which could affect the commercial viability of our business plans. As such, we cannot assure you that our business plans will be implemented successfully or at all. If we fail to effectively and efficiently implement our business plans, we may not be successful in achieving desirable and profitable results.

Our growth plans rely on our ability to increase the number of new and existing customers using our Kratos platform. We launched Kratos platform in June 2019, and it is a relatively new technology for trading and trade finance, which traditional players may be reluctant to adopt. Our expectations for the number of projected customers using Kratos platform may not be accurate and our reliance on this growth model may not be successful. In addition, we may not be able to fully achieve our customer growth goals due to the offering of similar digital platforms by our competitors or potential changes in the commodities market affecting demand such as the global impact of the COVID-19 pandemic on the demand and supply of commodities, and we may not fully achieve our goals in evolving our business. We cannot assure you that we will be able to grow Kratos platform, which may have an adverse effect on our business, financial condition and results of operations.

Our ability to access capital markets could be limited.

From time to time, we may need to access the capital markets to obtain short-term or long-term financing. However, our ability to access the capital markets for financing could be limited by, among other things, our existing capital structure and credit ratings, and the delisting of our securities. See “Risk Factors – Our securities will be delisted from Nasdaq, which may have a material adverse effect on our business and the trading and price of our securities.” In addition, volatility and weakness in capital markets, including as a result of the COVID-19 pandemic, may adversely affect credit availability and related financing costs. The capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to obtain new credit or refinance existing obligations as they become due, on acceptable terms, if at all, could be adversely affected.

We have a limited operations history and are subject to material risks, and are therefore not assured to be profitable.

We have a limited operating history on which an investor might evaluate our business and future prospects. Our business is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and financing sources and lack of revenues, any of which could have a material adverse effect on us and may force us to reduce or curtail our operations. In addition, the Kratos platform is nascent, and subject to material legal, operational, reputational, tax and other risks, including those applicable due to its use of distributed ledger technology and, as such, the likelihood of our continued successful operations must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a business operating in a relatively new, highly competitive, and developing industry. Consequently, predicting our future transaction volume, trade finance volume, revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or if we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected.

As a result of the foregoing risks, there is no assurance that we will achieve a return on shareholders’ investments and our likelihood of success must be considered in light of the uncertainties encountered by early-stage enterprises in a competitive environment. Even if we accomplish our objectives, we may not generate positive cash flows or profits in the near term, or at all.

We may be unable to achieve the anticipated benefits from the Business Combination, or any existing or future acquisitions, joint ventures, investments or dispositions.

We expect to continue to evaluate and seek to achieve our growth objectives by (i) optimizing our offerings to meet the needs of our customers through organic development, including by acquiring new customers and implementing operational efficiency initiatives, (ii) securing acquisitions, joint ventures, strategic investments and alliances, and dispositions and (iii) implementing our transformational strategy in connection with the Business Combination. At any given time, we may be engaged in discussing or negotiating a range of these types of transactions. If we are unable to successfully execute on our strategies to achieve our growth objectives, including with respect to any particular transaction or drive operational efficiencies, or if we experience higher than expected operating costs that cannot be adjusted accordingly, our growth rates and revenues could be adversely affected.

In addition, competition for acquisitions in the markets in which we operate has grown in recent years, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory requirements, heightened restrictions on and scrutiny of or all investments, and acquisitions under the anti-monopoly and competition laws, rules and regulations, the risk that acquisitions or investments may fail to close, due to foreign ownership restriction and prohibition, political and regulatory challenges or protectionist policies, as well as related compliance and publicity risks. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our product lines in an efficient and effective manner. We cannot assure you that we will be able to do so, or that the acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses by certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses or generate the projected revenue from investments made, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses.

Further, we may incur earn-out and contingent consideration payments in connection with future acquisitions, which could result in a higher-than-expected impact on our future earnings. We may also finance future transactions through debt financing, including the issuance of our equity securities, the use of existing cash, cash equivalents or investments or a combination of the foregoing. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flows to principal and interest payments and could subject us to restrictive covenants.

Future acquisitions financed with our own cash could deplete the cash and working capital available to fund our operations adequately. Difficulty borrowing funds, selling securities or generating sufficient cash from operations to finance our activities may have a material adverse effect on our results of operations.

We may also decide from time to time to dispose of assets or product lines that are no longer aligned with our strategic objectives and we deem to be non-core. Once a decision to divest has been made, there can be no assurance that a transaction will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could negatively impact customer decision-making, cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. In addition, we may expend costs and management resources to complete divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

We may underestimate resources required to complete a project.

Although we have processes in place to control resources involved in the development and delivery of products and services, there is a risk that the team implemented processes will not be effective, be it due to insufficient planning or uncontrollable external circumstances. This can result in rushed deliveries of products and solutions that do not meet our service standards, which can result in negative opinion from trading participants. Alternatively, we may be required to seek additional resources that were not included in the budgeting process, which could result in a lower profit margin or negative return on investment.

We have an evolving business model.

As blockchain technologies become more widely available and government regulations adapt to digitized registries private or public, we expect the services and products associated with them to evolve. As a result, to stay current with the industry, our business model may need to evolve as well. From time to time we may modify aspects of our business model relating to our product mix and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results.

We operate in a highly competitive market.

Our business is highly competitive and the markets in which we compete are rapidly evolving, subject to shifting customer needs and rapidly changing technology. Many of the companies that do and may potentially compete with us are larger, more established and better capitalized than we are. While we believe that the further development of the Kratos platform will give us a competitive advantage, we expect competition in our digital market to intensify. Increased competition may reduce the growth in our customer base and result in higher selling and promotional expenses. If we fail to sustain our competitive advantages, our business, results of operations and financial position may be materially and adversely affected.

We may not adjust our expenses quickly enough to match a significant deterioration in global financial markets.

Global recessions and other economic downturns may happen quickly, resulting in severe declines in total Transaction Volume and revenue, which may put stress on our ability to adjust costs and expenses to match. A failure to successfully adjust our costs and expenses may reduce margins and or result in losses. If we are unable to adjust expenses, one or more of our major customers or lenders may decide to stop using our products or services, which may have a substantial impact on our business.

Global developments in the area of environmental, social and corporate governance as well as stringent environmental regulation could adversely impact us by increasing our compliance costs and could have a material adverse effect on our results and financial condition.

Global developments in the area of environmental, social and corporate governance (collectively, “ESG”) may result in investors, lenders and customers withdrawing from some industry segments seen to be negatively impacting their ESG principles. For example, palm oil plantations is known to be a large contributor of deforestation in Indonesia, which has resulted in banks and other financial institutions implementing ESG-related certifications for palm oil financing. If palm oil producers are unable to meet these certification requirements, the ability of such producers to obtain financing would be impacted negatively. In particular, this could impact Transaction Volume in the coal market, which represented 7% of the commodity trades (by value) facilitated by Kratos, and the palm oil market which represented a substantial portion of the 21% of Kratos commodity trades (by value) attributable to oil seeds, each for the fiscal year ended February 28, 2021.

In addition, the palm oil and coal industries are subject to stringent environmental regulation. There has been a broad range of proposed and promulgated state, national and international regulation aimed at reducing the effects of climate change. Such regulations apply or could apply in countries where we have interests or could have interests in the future and/or could affect our Kratos platform. Such regulation could result in additional costs in the form of taxes and investments of capital to maintain compliance with laws and regulations.

Environmental regulations, including those in response to climate change, continue to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, it is possible that such regulation could have a material effect in the foreseeable future on our business, results of operations, capital expenditures or financial position.

Unexpected political events, trends and changes in policies in the countries and regions in which we operate may adversely affect our business.

Our customers operate in a large number of geographic regions and countries, some of which are categorized as developing, complex or having unstable political or social climates and, as a result, we are exposed to risks resulting from differing legal and regulatory environments, political, social and economic conditions and unforeseeable developments in a variety of jurisdictions. Our operations are subject to the following risks, among others:

•	political instability;
•	international hostilities, military actions, terrorist or cyber-terrorist activities, natural disasters, pandemics and infrastructure disruptions;
•	differing economic cycles and or adverse economic conditions;
•	unexpected changes in regulatory environments and government interference in the economy;
•	changes to economic sanctions laws and regulations, including regulatory exemptions that currently authorize certain of our limited dealings involving sanctioned countries;
•	varying tax regimes, including with respect to the imposition of withholding taxes on remittances and other payments by our partnerships or subsidiaries;
•	differing labor or health and safety regulations;
•	changes in environmental regulations;
•	the imposition of tariffs or sanctions;
•	foreign exchange controls and restrictions on the repatriation of funds;
•	fluctuations in currency exchange rates;
•	inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;
•	insufficient protection against product piracy and differing protections for intellectual property rights;
•	difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;
•	differing business practices, which may require us to enter into agreements that include non-standard terms; and
•	difficulties in penetrating new markets.

Our overall success as a global business depends on us and, in part, on our customers’ ability to anticipate and effectively manage these risks, and there can be no assurance that we or our customers will be able to do so without incurring unexpected costs. If our customers are not able to manage the risks related to international operations, their own trading volume and, consequently, their total trading volume on our platform, could decline, which would negatively impact our business, financial condition and results of operations.

We have had, and continued to experience, delays in collection of receivables which has increased our working capital cycle days.

We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers because of COVID-19. We do not anticipate any significant defaults in collections. Delays in the collection of accounts receivable are likely to have a negative impact on the Company’s operating cash flows

The extent to which the COVID-19 pandemic and measures taken in response may impact our business, results of operations, liquidity and financial condition is uncertain and difficult to predict.

The COVID-19 pandemic and the resulting weakening of the global economy, rapid increase in unemployment rates and a reduction in trading activity and business confidence may have a significant impact on our customers. These conditions may affect the number of new customers on our platform, the number of trades conducted on our platform or the transactions performed using our solutions, each of which is difficult to predict and any of which could adversely affect our operating results and financial condition on both a short-term and long-term basis. In addition, the measures taken by governments in response to COVID-19 may continue to reduce international trading activity, which may reduce Total Transaction Volume on our platform.

While we believe the COVID-19 pandemic will increase the importance and prominence of digital financial solutions such as Kratos, the increased economic uncertainty and reduced economic activity, including in the trade and trade finance sectors, may delay the further development of Kratos or result in less than anticipated customer and Total Transaction Volume growth.

Other factors related to the COVID-19 pandemic that may adversely impact our business operations include:

•	service interruptions or impaired system performance due to failures of or delays in our systems or resources as a result of increased online activity;
•

the possibility that one or more clusters of COVID-19 cases could occur at one of our locations, data centers or other third-party providers, affecting our employees or affecting the systems or employees of our customers or other third parties on which we depend;

•

Customers could be affected or interrupted by business disputes, losses, industry consolidation, insolvency or government shut-downs, resulting in accounts receivable and related potential impairment charges or write-offs to the Company; and/or

•	increased cybersecurity risks related to increased e-commerce and other online activity.

Natural disasters or other unanticipated catastrophes could impact our results of operations.

The occurrence of natural disasters, such as hurricanes, floods or earthquakes, pandemics or other unanticipated catastrophes at any of the locations in which our key customers do business may cause a decrease in demand for the commodities traded over our platform. The COVID-19 global pandemic has severely disrupted business operations, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. The COVID-19 pandemic also presented and will continue to present challenges to our business operations as well as our customers, funders and others that we closely work with, such as closure of offices and facilities, disruptions to or even suspensions of normal business and logistics operations, as well as restrictions on travel. As the COVID-19 pandemic continues, or if any other global or regional pandemic emerges or if there is a similar outbreak or any natural disaster or weather event in a region in which we or our customers do business, the Total Transaction Volume of commodities traded on the platform may decrease, which would negatively affect our financial condition and results of operations.

Significant developments and potential changes in U.S.-China trade policies may significantly decrease demand for commodities in China.

The United States government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. For example, since 2018, the United States and China have been in a trade dispute that has resulted in the imposition of tariffs on certain goods imported from China, which has had, and may continue to have, an effect on the Chinese economy and may in the future lead to a contraction of certain Chinese industries. In response, China has imposed retaliatory tariffs on certain products imported from the United States, including soybeans. The trade agreement which  the United States and China signed  in January 2020 expired in December 2021 and most of the previously-implemented tariffs on goods imported from China remain in place, and uncertainty remains as to the short-term and long-term future of economic relations between the United States and China.

A significant portion of the commodities traded on our platform are for delivery in China, which was the discharge country for 39% and 24% (by number) of the commodity sales facilitated by Kratos for the fiscal years ended February 28, 2021 and February 29, 2020, respectively. These commodities, such as soybeans and corn from the United States, have been affected by the trade dispute between the United States and China and the economic uncertainty related to U.S. trade policies in general. It remains unclear what the United States or other governments will do with respect to tariffs, international trade agreements and policies on a short-term or long-term basis. Disruptions to the trade flows may continue for long periods, resulting in declines in the Total Transaction Volume on our platform and consequently, our revenues, and we cannot predict future trade policy or the terms of any renegotiated trade agreements and their impacts on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to further adversely impact our business, financial condition and results of operations.

Our business depends on our ability to attract and retain high quality management staff and employees.

Our business depends on the continued service and performance of our management team and key employees. Our founder, Mr. Srinivas Koneru, has over 35 years of entrepreneurial experience of which over 20 years have been in technology, including co-founding a business software and solutions company before selling this business in 2010. Since

2012, Mr. Koneru’s experience has been as a founder and owner of Rhodium and our business substantially depends on his unique experiences in both the technology and the trading and trade finance industry to inform and guide the design and deployment of Kratos. Likewise, Mr. Koneru has built a management leadership team that has complementary skill sets in technology development and trade industry experience. He is critical to the execution of our vision, culture and strategic direction.  The loss of services of Mr. Koneru could diminish our business and growth opportunities and our relationships and networks with our traders.

Our business is in its development stage and we have not identified all the persons that we will need to hire to provide services and functions critical to the development of the business. In a highly competitive talent market, we often compete with much larger organizations, with potentially greater financial resources that can offer higher compensation and other benefits to attract experienced individuals to join our business. Further, we face the risk that even if we are able to hire such persons, key employees may be drawn away to join competitors, or to start their own business or for other reasons. Our inability to retain or attract, train and motivate the necessary calibre of employees could materially impact our ability to effectively undertake and grow our business and could have a material adverse effect on our financial condition and results of operations.

Recent changes in our management team may be disruptive to, or cause uncertainty in, our business, results of operations, financial condition, and the market price of our securities.

The Company implemented significant changes in the composition of its Board and committees of the Board in 2021 (see “Explanatory Note” to this Annual Report for additional information regarding such changes to our Board and our Board committees). In addition, as previously disclosed, the Company has been contemplating a plan to consolidate its senior operating leadership teams in either one of its two locations, Singapore or Dubai, United Arab Emirates and, further, Mr. John Galani, Chief Operating Officer, resigned from his position as the Chief Operating Officer of the Company to pursue other opportunities, effective February 11, 2022.

The forgoing changes to our management may be disruptive to or cause uncertainty in our business. The failure to ensure a smooth transition and effective transfer of knowledge involving our directors and senior employees could also negatively affect our business. These matters could have a material adverse impact on our results of operations, financial condition, and the market price of our securities.

Cyber-attacks and other security breaches could have an adverse effect on our business.

In the normal course of our business, we collect, process and retain sensitive and confidential information regarding our users. We also have arrangements in place with certain of our third party service providers that require us to share consumer information. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of our users and third party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, and other similar events. We also face security threats from malicious third parties that could obtain unauthorized access to our systems and networks, which threats we anticipate will continue to grow in scope and complexity over time. These events could interrupt our business or operations, result in significant legal and financial exposure, liability, damage to our reputation and a loss of confidence in the security of our systems, products and services. We cannot assure you that these events will not have a material adverse effect on us.

Information security risks in the fintech industry have increased recently, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks and other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites. We may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents. Nonetheless, early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid detection. We also may fail to detect the existence of a security breach related to the information of our users that we retain as part of our business and may be unable to prevent unauthorized access to and illegal use of that information.

While we regularly conduct security assessments of significant third party service providers, no assurance is given that our third party information security protocols are sufficient to withstand a cyber-attack or other security breach. The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our users or our own proprietary information, software, methodologies and business secrets could interrupt our business or operations, result in significant legal and financial exposure, liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, all of which could have a material adverse impact on our business.

The Triterras Warrants are accounted for as liabilities and the changes in value of the Triterras Warrants could have a material effect on our financial results.

The Triterras Warrants are derivative liabilities measured at fair value and presented as a liability in the consolidated statement of financial position.  At each reporting date, changes in fair value are recognized as a non-cash gain or loss in earnings in the consolidated statement of comprehensive income. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate, based on factors, which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the Triterras Warrants each reporting period and that the amount of such gains or losses could be material.

Risks Related to Our Regulatory Compliance

We need to comply with U.S. financial reporting rules and regulations and other requirements of the SEC and Nasdaq, and have incurred high costs as a result of being a public company.

After the consummation of the Business Combination, we have been a U.S. reporting company, and therefore are required to comply with reporting, disclosure control and other applicable obligations under, without limitation, the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-

Frank Act”), as well as rules adopted, and to be adopted, by the SEC. As a result, we have incurred higher legal, accounting and other expenses, and these expenses may increase in the future. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, while at the same time remaining focused on our existing operations and business growth. We have incurred legal, accounting, insurance and other expenses, including costs in connection with compliance with public company reporting requirements and listing rules.

We also have incurred significant costs in connection with or as a result of the anticipated delisting by Nasdaq of our securities (including communication with Nasdaq, and assessment of alternatives for continued trading of our securities in the United States), or our remediation of our material weaknesses in internal control over financial reporting. See “Explanatory Note” to this Annual Report for additional information regarding the delisting of our securities, and “Controls and Procedures” for additional information regarding such material weaknesses and such remediation process.

We expect that we will continue to incur significant costs associated with complying with applicable laws, regulations and listing rules, including certain corporate governance provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act, related rules and regulations of the SEC. Among other things, we must:

•

establish and maintain a system of internal control over financial reporting in compliance with the requirements of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the PCAOB;

•	prepare and distribute periodic public reports in compliance with our obligations under the U.S. federal securities laws;
•	maintain various internal compliance and disclosures policies, such as those relating to disclosure controls and procedures and insider trading in our securities;
•	involve and retain to a greater degree outside counsel and accountants in the above activities;
•	maintain a comprehensive internal audit function; and
•	maintain an investor relations function.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect applicable laws and regulations to increase its legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase its costs and expenses accordingly. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Furthermore, if we are unable to satisfy its obligations as a public company, it could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

Our governance, risk management, compliance, audit and internal controls processes might be unable to prevent, detect or remedy behaviors that are incompatible with relevant legal requirements or our own ethical or compliance standards, which could in turn expose us to sanctions, regulatory penalties, civil claims, tax claims, damage to our reputation, accounting adjustments or other adverse effects.

We have devoted substantial efforts to maintain and improve our governance, internal controls and integrity programs and policies by strengthening our compliance and internal control systems and investing in our information systems and information technology infrastructure. We are also exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in serious reputational or financial harm. As our target customers are the small to medium sized entities (“SMEs”) in the trading and trade finance community, most of the players may not have proper establishments like physical offices and corporate websites. It is a common and legal practice in certain jurisdictions that the companies especially SMEs have nominee directors and corporate secretaries’ addresses used as registered address. In recent years, a number of market participants have suffered material losses due to the actions of “rogue traders” or other employees. Nevertheless, despite these efforts, we cannot assure you that our governance, risk management, compliance, audit and internal controls processes will be able to prevent, detect or remedy all behaviors that are incompatible with the applicable legal requirements or our own ethical or compliance standards, and any deficiency or breach could expose us to sanctions, regulatory penalties, civil claims, tax claims, monetary losses, accounting errors or adjustments, reputational damages or other adverse effects. See “Controls and Procedures” and also “Risk Factors – We have identified material weaknesses in our internal controls over financial reporting” for additional information regarding related risks.” for information regarding risks related to material weaknesses identified in our internal control over financial reporting.

Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Our ability to comply with applicable laws and rules, including, without limitation compliance with privacy laws and data security laws, and compliance costs across different legal systems,  trade barriers or restrictions, including significant delays in or even suspensions of customs clearance, which may be applicable to transactions conducted on Kratos platforms, is largely dependent on our establishment and maintenance of compliance, review and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination, monitoring and surveillance activity.

While we continue to upgrade and enhance our information security infrastructure, including, in 2021 achieving IS0/IEC 27001:2013 certification, an international standard for the management of information security, we cannot assure you that our compliance policies and procedures will be effective or that we will be successful in monitoring or evaluating our risks. All compliance and “know your client” (“KYC”) checks have been conducted to the best of our ability and extent of information available. However, there are limitations to the access of information due to the nature of operations of the platform as a service provider, as we are only facilitating trades and not processing payments. We do not have control and oversight on the trade documents which were transacted between the counterparties nor do we have custody of the customers’ funds. In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may increase our compliance costs and obligations, subject us to additional risks and adversely affect our reputation, financial condition and operating results.

We may become subject to the requirements of the Investment Company Act, which would limit our business operations and require us to spend significant resources to comply with such act.

Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as an issuer that is engaged in the business of investing, reinvesting, owning, holding or trading in securities, or owns investment securities having a value exceeding 40% of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government.  Although we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities, we currently own securities in a third party that might have a value exceeding 40% of our unconsolidated assets. See “Operating and Financial Review and Prospects – Operating Results – Investment into a Cayman Islands fund, Trade Credit Partners Ltd. in August 2021 and in September 2021.” We have monitored and our holdings in such securities to ensure continuing and ongoing compliance with this test.

A company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act can avoid being regulated as an investment company if it can rely on certain of the exclusions or exemptions under the Investment Company Act. One such exclusion is Rule 3a-2 under the Investment Company Act. Rule 3a-2 of the Investment Company Act provides that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the Investment Company Act, provided the issuer has the bona fide intent to be engaged in a non-investment business, evidenced by the issuer’s business activities and a specific resolution of the issuer’s board of directors, within one year from the commencement of the earlier of (1) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the value of such issuer's total assets on either a consolidated or unconsolidated basis, or (2) the date on which an issuer owns or proposes to acquire investment securities (as defined in section 3(a) of the Investment Company Act) having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. On November 30, 2021, our Board adopted the Rule 3a-2 resolution evidencing our bona fide intent to be engaged in a non-investment business. The Company plans to reduce its investment in Trade Credit Partners to a level, and otherwise conduct our business in a manner, that does not subject us to the registration and other requirements of the Investment Company Act. Due to the one-year restriction of Rule 3a-2 discussed above, we may not be able to dispose our securities in Trade Credit Partners Ltd at the price that would be otherwise satisfactory to us, and we may incur losses as a result.

The consequences of becoming an investment company, both in terms of the restrictions it would have on us and the cost of compliance, would be significant. For example, in addition to expenses related to initially registering as an investment company, the Investment Company Act also imposes various restrictions with regard to our capital structure and corporate governance, our ability to enter into affiliated transactions, the diversification of our assets and our ability to borrow money and compensate key employees. If we became subject to the Investment Company Act at some point in the future, our ability to continue pursuing our business plan would be severely limited, our agreements and arrangements with our affiliates may be impaired, and our business, results of operations and financial condition could be materially adversely affected.

Any failure to comply with the anti-corruption laws of the United States and various international jurisdictions could negatively impact our reputation and results of operations.

We are required to comply with anti-corruption laws and regulations imposed by jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act (“FCPA”) the U.K. Bribery Act 2010 (“UK Bribery Act”) and Prevention of Corruption Act, Chapter 241, Singapore (“PCA”). The FCPA, the UK Bribery Act and the PCA prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The laws also prohibit non-governmental “commercial” bribery and accepting bribes. As part of our business, we deal with governments and state-owned business enterprises, the employees and representatives of which may be considered “foreign officials” for purposes of the FCPA and the UK Bribery Act. Similarly, under the PCA, corruption in Singapore is broadly defined as a bribe offered in return for a favour. The bribe can be in the form of monetary or non-monetary nature. This includes, money, gifts, loans, fees, rewards, commissions or other property of any description, any office, employment or contract, any payment, release, discharge or liquidation of any loan, obligation or other liability, any other service, favour or advantage of any description, or any offer, undertaking or promise of any gratification and all corruption cases, whether it involves public or private sector individuals or members of the public are investigated by the relevant authorities. We may be subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

In addition, some of the jurisdictions in which we operate lack a developed legal system and have elevated levels of corruption. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We maintain policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners claiming to act on our behalf, including agents, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Our Securities

The trading price of the Company’s securities has been and may continue to be volatile, which could result in substantial losses to investors may be volatile.

Our Ordinary Shares and Triterras Warrants have been listed on Nasdaq since the closing of the Business Combination on November 10, 2020. As discussed in greater detail in the “Explanatory Note” of this Annual Report, we expect that our Ordinary Shares and the

Triterras Warrants will be delisted from Nasdaq.  As of the date of this Annual Report, our Ordinary Shares and Triterras Warrants are quoted on the OTC Expert Market under the symbol “TRIRF” and “TRIRW”, respectively. The OTC Expert Market is a significantly more limited market than Nasdaq and trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others.

The quotation of our Ordinary Shares and Triterras Warrants on the OTC Expert Market may result in a less liquid market available for existing and potential investors to trade our securities, could depress the trading price of our securities and could have a long-term adverse impact on our ability to raise capital in the future.

The trading price of the Company’s securities have been, and may continue to be, volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on the investment in the Company’s securities and the securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;
•	changes in the market’s expectations about our operating results;
•	success of competitors;
•	lack of adjacent competitors;
•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning Triterras or the industries in which we operate in general;
•	detrimental adverse publicity about us, our products and services or our industry;
•	operating and stock price performance of other companies that investors deem comparable to us;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	our ability to market new and enhanced products and services on a timely basis;
•	changes in laws and regulations affecting our business or industries;
•	commencement of, or involvement in, litigation, or regulatory investigation involving us or a loss of reputation;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of our securities, including Ordinary Shares and Triterras Warrants available for public sale;
•	any major change in the board of directors, management or key personnel;
•	sales of substantial amounts of Ordinary Shares and Triterras Warrants by our directors, Executive Management or significant shareholders or the perception that such sales could occur;
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The securities market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected.  The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for securities of other companies which investors perceive to be similar to us could depress the price of the Company’s securities regardless of our business, prospects, financial conditions or results of operations.  A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Techniques employed by short sellers and/or arbitrage strategies employed by certain investors may drive down the trading price of our securities.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We believe that we have been the subject of short selling. On January 14, 2021, a short seller, Phase 2 Partners LLC published the Short Report. The Company believes the allegations in the Short Report lacked either factual support or material basis and issued public announcements on January 18, 2021 and January 25, 2021 setting out our position and announcing that the Audit Committee initiated the Investigation. In connection with this Investigation, the Audit Committee engaged various third-party external advisers, to assist the Audit Committee to carry out this Investigation. On October 28, 2021, after expending considerable resources conducting the Investigation and analyzing the work carried out by external advisers, the Audit Committee concluded that the allegations contained in the Short Report lacked either factual support or material basis. Accordingly, the Audit Committee has concluded that those allegations do not require additional action by the Company.

We may in the future again become the subject of short selling and the target of harassing or other detrimental conduct by third parties. If such situation occurs, we may have to expend a significant number of resources to investigate such allegations. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could result in litigation or regulatory enforcement actions, or otherwise could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation, and any investment in our securities could be greatly reduced or even rendered worthless.

Furthermore, many investors in, and potential purchasers of, our securities may employ, or seek to employ, arbitrage strategies with respect to the Triterras Warrants. Investors in the Triterras Warrants would typically implement such a strategy by selling short the Ordinary Shares underlying the Triterras Warrants and dynamically adjusting their short position while continuing to hold the Triterras Warrants. Investors in the Triterras Warrants may also implement this type of strategy by entering into swaps on the Ordinary Shares in lieu of or in addition to short selling the Ordinary Shares. The market activity related to such arbitrage strategy could adversely affect prevailing trading prices of our securities.

Reports published by analysts, including projections in those reports that differ from Triterras’ actual results, could adversely affect the price and trading volume of our Ordinary Shares.

We expect that securities research analysts will establish and publish their own periodic projections for our business.  These projections may vary widely and may not accurately predict the results Triterras actually achieves. The Company’s Ordinary Share price may decline if actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports downgrades the Company’s securities or publishes inaccurate or unfavorable research about Triterras’ business, the Company’s Ordinary Share price could decline. See also “Risk Factors – Techniques employed by short sellers and/or arbitrage strategies employed by certain investors may drive down the trading price of our securities.” If one or more of these analysts ceases coverage or fails to publish reports regularly, the Company’s Ordinary Share price or trading volume could decline. While the Company expects some research analyst coverage of the Company but if no analysts maintain coverage of Triterras, the trading price and volume for the Company’s Ordinary Shares could be adversely affected.

Fluctuations in operating results, earnings and other factors, including incidents involving Triterras’ customers and negative media coverage, may result in significant decreases or fluctuations in the price of Triterras securities.

The stock markets experience volatility. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares and, as a result, there may be significant volatility in the market price of our Ordinary Shares.  Separately, if the Company is unable to generate the revenues that investors may expect, the market price of our Ordinary Shares will likely decline. In addition to operating results, many economic and seasonal factors outside of the Company’s control could have an adverse effect on the price of our Ordinary Shares and increase fluctuations in its earnings. These factors include certain of the risks discussed in this Annual Report, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting commodities trading and trade finance (including pandemics), adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the commodities trading industry.

Future sales, or the perception of future sales, by us or our existing securityholders may cause the market price of our securities to drop significantly.

Our securities are expected to be delisted from Nasdaq. See the “Explanatory Note” to this Annual Report for more information regarding the delisting of our securities. Our securityholders have sold our securities in anticipation of the delisting, which has caused the market price of our securities to drop significantly. The sale of our securities in the public market, or the perception that such sales could occur, including sales by our existing securityholders and the conversion of the Triterras Warrants, may continue to occur and could harm the prevailing market price of our securities. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the effectiveness of the registration statement which is required to be filed under the Registration Rights Agreement, substantially all of the Company’s securities may be sold in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the price of the Company’s securities or putting significant downward pressure on the price of the Company’s securities. However, in light of the delisting of our securities from Nasdaq, the timing of our filing of such registration statement remains uncertain.

Our Triterras Warrants will become exercisable for Ordinary Shares, which would increase the number of securities eligible for future resale in the public market and result in dilution to our shareholders, and may adversely affect the market price of our Ordinary Shares.

Outstanding Triterras Warrants to purchase an aggregate 25,981,000 Ordinary Shares of the Company became exercisable on December 11, 2020, which is thirty (30) days after the closing of the Business Combination. The exercise price of these Triterras Warrants is $11.50 per share, subject to adjustments. To the extent such Triterras Warrants are exercised additional Ordinary Shares will be issued, which will result in dilution to the holders of Ordinary Shares and increase the number of securities eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Ordinary Shares. However, the trading of our Ordinary Shares and Triterras Warrants on Nasdaq has been suspended since the open of business on February 3, 2022, which likely will influence our investors’ decisions whether to convert.

The Company may issue additional Ordinary Shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of its securities.

The Company may issue additional Ordinary Shares or other equity securities of equal or senior rank (including additional warrants) in the future in connection with, among others, Triterras’ equity incentive plan, without shareholder approval, in a number of circumstances.

The Company’s issuance of additional Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

•	the Company’s existing securityholders’ proportionate ownership interest in the Company may decrease;
•	the amount of cash available per share, including for payment of dividends in the future, may decrease;
•	the relative voting strength of each previously outstanding Ordinary Share and Triterras Warrant may be diminished; and
•	the market price of the Company’s securities may decline.

As a “foreign private issuer” under the rules and regulations of the SEC, the Company is permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer.”

A foreign company will qualify as a foreign private issuer if 50% or less of its outstanding voting securities are held of record by U.S. residents; or if more than 50% of its outstanding voting securities are held of record by U.S. residents and none of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents; (ii) more than 50% of the issuer’s assets are located in the United States or (iii) the issuer’s business is administered principally in the United States. The Company could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of its outstanding voting securities are directly or indirectly held of record by U.S. residents and any one of the following is true:  (i) the majority of its Executive Management or directors are U.S. citizens or residents; (ii) more than 50% of its assets are located in the United States; or (iii) its business is administered principally in the United States.

The Company is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. domestic public companies with securities registered under the Exchange Act. The Company currently prepares its financial statements in accordance with IFRS. As a foreign private issuer, the Company will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS. Further, the Company is not required to comply with Regulation Fair Disclosure, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s securities.  Accordingly, if you continue to hold the Company’s securities, for so long as the Company is considered a foreign private issuer under the Exchange Act, you may receive less or different information about the Company than you would receive about a U.S. domestic public company.

Although the Company expects to attempt to relist the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal relisting application process.  If the Company’s securities are relisted on Nasdaq, the Company expects that it will again be considered a “foreign private issuer” under the Exchange Act.   A foreign private issuer whose securities are listed on Nasdaq is permitted to follow certain home country corporate governance practices in lieu of certain requirements of Nasdaq, but it must disclose in its annual reports filed with the SEC each requirement of Nasdaq with which it does not comply, followed by a description of its applicable home country practice. The Company cannot make any assurances that it will continue to follow Nasdaq corporate governance requirements after its securities are delisted from Nasdaq. Even if its securities can be relisted on Nasdaq in the future, the Company may elect to rely on available exemptions for a foreign private issuer that would allow the Company to follow its home country practice.

If the Company loses its status as a “foreign private issuer” in the future, it will no longer be exempt from the rules described above and, among others, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, the Company would likely incur substantial costs in fulfilling these additional regulatory requirements and members of the Company’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Triterras is an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our securities may be less attractive to investors.

Triterras is an “emerging growth company,” as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Triterras cannot predict if investors will find its securities less attractive because it will rely on these exemptions, including delaying adoption of new or revised accounting standards until such time as those standards apply to the Company. If some investors find our securities less attractive as a result, there may be a less active trading market and the price of the Company’s securities may be more volatile. Triterras may take advantage of these reporting exemptions until it is no longer an “emerging growth company.” Triterras will remain an “emerging growth company” until the earliest of (1) the last day of the financial year (a) following the fifth anniversary of the completion of the Netfin IPO, (b) in which it has total annual gross revenue of at least $1.07 billion, or (c) in which it is deemed to be a large accelerated filer (which would occur if the market value of our Ordinary Shares  held by non-affiliates were to exceed $700 million as of the last day of the second financial quarter of such financial year), and (2) the date on which the Company has issued more than $1.0 billion in non-convertible debt during any prior three-year period.

Mr. Srinivas Koneru is able to exert control over Triterras.  The interests pursued by Mr. Koneru could differ from the interests of Triterras’ other securityholders.

Mr. Srinivas Koneru, our founder, chairman and chief executive officer, beneficially owned approximately 67.1% of our Ordinary Shares, as of February 28, 2022. Due to his large shareholdings, Mr. Koneru is able to exert control in the general meeting of Triterras shareholders and, consequently, on matters decided by the general meeting, including, without limitation, the appointment of members of the board of directors, the payment of dividends and any proposed capital increase. The interests pursued by Mr. Koneru could differ from the interests of Triterras’ other securityholders. See “Major Shareholders and Related Person Transactions –Related Party Transaction”.

Securityholders have limited ability to bring an action against the Company or against its directors and officers, or to enforce a judgment against the Company or them, because the Company is incorporated in Cayman Islands, because the Company conducts a majority of its operations outside of the United States and because a majority of the Company’s directors and officers reside outside the United States.

The Company is incorporated in the Cayman Islands and conducts a majority of its operations through its subsidiary, Triterras Fintech Pte Ltd., outside the United States.  A majority of the Company’s officers and directors reside outside the United States.  As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals outside of the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws outside of the United States could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers. As a result of all of the above, our securityholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as securityholders of a U.S. domestic public company.

Provisions in the Amended and Restated Memorandum and Articles of Association and Cayman Islands law may limit the availability of attractive takeover proposals.

The Company’s amended and restated memorandum and articles of association (the “Articles”) contain provisions that may discourage unsolicited takeover proposals that shareholders of the Company may consider to be in their best interests. In particular, the Articles contain a provision which requires that the board of directors be elected in three classes, each serving a term of three years, also known as a staggered board. Other provisions in the Articles and Cayman Islands law include the requirement for the affirmative vote of holders of at least two-thirds of the issued shares of the relevant class or with the approval of a resolution pass by a majority of at least two third of the votes cast at a separate meeting of the holders of shares of that class to amend provisions therein that affect certain shareholder rights.  These provisions could limit the price investors might be willing to pay for the Company’s securities.

If a U.S. person is treated as owning at least 10% of Triterras Stock, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Triterras Stock, such person may be treated as a “United States shareholder” with respect to each of the Company and its direct and indirect subsidiaries that is a “controlled foreign corporation.” If the Triterras group includes one or more U.S. subsidiaries, under recently-enacted rules, certain of the Company’s non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether the Company is treated as a “controlled foreign corporation” (although there is currently a pending legislative proposal to significantly limit the application of these rules).

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions.  Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.  The Company cannot provide any assurances that it will assist holders in determining whether any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

If the Company were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of our Triterras Stock or Triterras Warrants could be subject to adverse U.S. federal income tax consequences.

If the Company is or becomes a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder holds Triterras Stock (as such term is defined under “Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”) or Triterras Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. The Company does not expect the Company to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that the Company will not be treated as a PFIC for any taxable year.

If the Company were a PFIC, a U.S. Holder of our Triterras Stock or Triterras Warrants may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company is a Cayman Islands exempted company and was incorporated for the purpose of effectuating the Business Combination, which was consummated on November 10, 2020.  See the “Explanatory Note” above for further details of the Business Combination. The Company was incorporated under the laws of the Cayman Islands originally under the name of “Netfin Holdco” on February 19, 2020. The Business Combination was consummated on November 10, 2020 and on such date the Company changed its name from “Netfin Holdco” to “Triterras, Inc.”

Fintech was a private company limited by shares incorporated under Singapore law.  Fintech was incorporated in Singapore on January 11, 2018. See Item 5 for a discussion of Triterras’ principal capital expenditures and divestitures for the fiscal years ended February 28, 2021 and February 29, 2020.

Mr. Koneru co-founded Rhodium, which began operations in 2012. By 2016, Rhodium had grown substantially and was trading a significant volume of commodities, which led to burdensome transaction reporting and tracking requirements. Given his technology background, Mr. Koneru along with his team started looking for vendors who could solve their problems, but did not find any solutions that fully catered to Rhodium’s needs. This was when Mr. Koneru realized the gap in the market and saw the need to address it. After analyzing many technologies, Mr. Koneru came to the conclusion that blockchain should be the underlying technology, as it would allow traders to track their transactions and all the steps would be traceable and immutable. Blockchain would also promote trust and transparency, which he believed was severely lacking in the commodity trading industry.

In second half of 2017, the idea of developing a platform to address the dire need in trade and trade finance came to Mr. Koneru. In 2018, the planning and development for what would become Kratos began. Mr. Koneru assembled advisors and experts in blockchain from countries including the United Kingdom, United Arab Emirates and Indonesia. Rhodium provided the in-depth functional information and industry experience to truly pinpoint the problems and the presence of many commodity traders in Singapore provided further valuable input.

The pilot was completed in 2018 with a strong expression of interest from certain industry players, laying the foundation for what would become the “Trade Discovery” and “Risk Assessment” modules of Kratos. Triterras Fintech Pte. Ltd (f/k/a Arkratos Blockchain Solutions Pte. Ltd.), a Singapore private company limited by shares, was incorporated on January 11, 2018 as an outgrowth of the Rhodium business. In 2019, a full development team in Singapore was hired to work on the platform. After the 2018 pilot’s success in validating the concept, Mr. Koneru wanted to expand Kratos to tackle another issue — access to trade finance. It was always in his mind that Kratos should be an end-to-end solution covering the entirety of a trade’s lifecycle. The “Trade Discovery” module was the first step and base for all the other modules. Mr. Koneru created an advisory board with experts from trading, banking, insurance, logistics, shipping, and blockchain that could provide feedback on the development plans and Kratos, leading to the commercial launch of the “Trade Discovery” module in June 2019, followed by the “Trade Finance” module in February 2020 and the “Insurance” module in September 2020. On November 10, 2020, the Business Combination was consummated and Triterras, Inc. became the parent of Fintech. In January 2021, the Company launched the “Logistics” module and the first version of buyer driven SCF module went live by end of February 2021.

The mailing address of the Company’s principal executive office is 9 Raffles Place, #23-04 Republic Plaza, Singapore 048619.  Its telephone number is +65 6661 9240. The Company’s process agent in the United States is Richard M. Maurer, 445 Park Avenue, 9th Floor, New York, New York 10022. The Company’s principal website address is www.triterras.com. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this Annual Report, and you should not consider it a part of this Annual Report. Information filed with the SEC by the Company will be available on the Company’s website. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The SEC’s website is www.sec.gov.

B.	Business Overview

We are a financial technology (“fintech”) company that developed, owns and operates an innovative trading and trade finance platforms. Our platform, which we call “Kratos™,” facilitates trading, trade finance, credit insurance and logistics solutions for small and medium sized enterprises (“SME”) using innovative blockchain-enabled technology. Kratos is a diversified platform built to address the needs of SMEs in the trading and trade finance community by connecting commodity traders and lenders and enabling them to transact online, solving critical problems for this historically underserved market. Kratos enables SMEs and other parties to trade and find short term trade financing for their purchases while in transit and prior to delivery. For traders, Kratos provides transformational benefits including lower transaction costs, faster cycle times, fraud mitigation, improved counterparty discovery, and higher quality analytics and reporting. Equally impactful to lenders, Kratos cuts administration costs, mitigates risk and the risk of fraud, and provides a marketplace of borrowers who have been subject to bank-grade anti-money laundering and “know-your-customer” checks. According to the Asian Development Bank the global trade finance gap, for SMEs, is estimated to be $1.7 trillion per annum in the fiscal year ended February 29, 2020, and we believe our platform directly solves some of the key underlying issues contributing to this shortage of trade finance availability for SMEs. We monetize the Kratos platform by charging fees to its users on their Transaction Volume and Trade Finance Volume and is the key driver of our revenue.

Since January 11, 2018 (date of the Company’s incorporation) to the present date, we have developed Kratos, which we believe is one of the world’s first large-scale (as measured by Total Transaction Volume) blockchain-enabled trade and trade finance platforms, providing us a first mover advantage to address the complexities and challenges in trade finance for SMEs. For the fiscal years ended February 28, 2021 and February 29, 2020, Kratos facilitated Total Transaction Volume of $10.0 billion and $3.8 billion, respectively, at a ratio of Trade Finance Volume to Transaction Volume (“Financing Ratio”) of 34.1% and 5.1%, respectively, generated revenue of $55.5 million and $16.9 million, respectively, net income of $53.4 million and $13.6 million, respectively, and EBITDA* of $35.2 million and $15.2 million, respectively.

From June 2019 to February 28, 2021 (inclusive), we have rapidly expanded our user base with over 60 parties executing more than 5,000 transactions comprising more than $13.8 billion in Total Transaction Volume at a Financing Ratio of 24.67. Average Transaction Volume per user for the fiscal year ended February 28, 2021 was $2.7 million.

The commodity trading and trade finance industry has been traditionally slow to adapt to technological innovation, but we believe Kratos is disrupting and transforming the industry. We generally target and serve the SME market because we believe it has been historically underserved by more traditional providers of trade execution and trade finance and offers greater opportunities for companies of our size. We intend Kratos to be a “one-stop-shop” platform for end-to-end services for commodity trading, including trade execution, trade finance, credit insurance and logistics. On September 23, 2020, the Company announced the introduction of Kratos’ “Insurance” module. Further, we launched our Kratos “Logistics” module which facilitates logistics management for trades on our platform completing the end-to-end coverage of a trade’s lifecycle and “Supply Chain Finance” module in January 2021 and February 2021 respectively.

We do not control the types of products that are traded on Kratos, which are determined by the needs of our users. The trade transactions are transacted on a bilateral basis between the counterparties and we do not have custody of the customers’ funds. We focus on engaging our users to transact more Transaction Volume on the platform. It is possible for traders to use Kratos for transactions involving oil seeds (palm oil, soya bean oil), grains (wheat and rice), non-ferrous metals, steel, coal and sugar. We expect that the mix of products traded on the platform will be seasonal, reflecting the underlying trends of certain products.

We are headquartered in Singapore, with a presence in the United States, the United Kingdom and, as of the date of this filing, Dubai. As of February 28, 2021 our team totaled 40 individuals (consisting of 28 employees and 12 contractors).

The Trading and Trade Finance Ecosystem Supported by Kratos

The long-term goal of Kratos is to bring together the entire trading ecosystem — buyers, sellers, traders, financiers, insurers and logistics providers — to facilitate trade finance and trading efficiently in a consistent, efficient, transparent and trusted environment. Kratos is designed to capture users’ entire trading and trade finance relationship to be completely hassle-free in just a few clicks at our “one-stop-shop.” The Trade and Trade Finance module covers the entire lifecycle of a trade and its related financing, allowing users and counterparts to buy or sell and/or finance the trades. The Trade and Trade Finance module has two sub-modules. Service provided in each sub-module is identified as a separate performance obligation as they are separately identifiable, distinct and not interdependent. The fee charged for each performance obligation is separately determined as a percentage of the trade or financing amount.

“Trade Discovery” sub-module

The “Trade Discovery” sub-module of the Trade and Trade Finance module covers the entire lifecycle of a trade, allowing users to deal with counterparties and transactions on the platform, create buy or sell orders, enter into sales agreements, generate invoices and request funds from lenders in the “Trade Finance” sub-module of the Trade and Trade Finance module, all while maintaining visibility for users over the underlying documentation, current status and next steps for each of their transactions and tying into the “Risk Assessment” module to facilitate KYC and bill of lading checks. The ability of parties to find new funders on Kratos disrupts the traditional relationship-based trading market. The “Trade Discovery” sub-module supports various internationally standardized terms of trade.

The chart below sets forth our Transaction Volume by product for the fiscal year ended February 28, 2021:

As Kratos’ user base grows and geographical diversity increases, we expect that our users will begin trading additional products.

“Trade Finance” sub-module

Our platform brings buyers and sellers together to facilitate trades and provides the option for the parties to finance the purchase or sale of the products being traded using credit terms, generally through the purchase of receivables or supplier funding using the receivables as collateral. The “Trade Finance” sub-module of the Trade and Trade Finance module is used by the lenders or financial institutions to receive funding requests, to assess the funding opportunity and to provide funding to borrowers. It also supports lenders in setting funding limits and viewing the transaction history of each commodity user.

When our financing users provide trade finance to buyers or sellers, it takes the form of the deferral of payment by the purchaser. The financing provider makes an upfront payment to the supplier for the purchase of the goods from his own supplier. The buyer can enter into a purchase agreement with the financing provider for which a receivable is generated for the purchase price as well as for the cost of the financing and any other agreed costs, and such receivable is sold or assigned to the financing provider. The supplier can alternatively enter into a loan with the financing provider for which a receivable is generated for the purchase price as well as for the cost of the financing and other agreed costs, and such receivable is used as collateral to said loan. We do not charge a platform fee to the financing provider, who sets their own interest rate and other fees before agreeing to finance the transaction. We believe that we offer an attractive universe of lending opportunities, which often allows our lenders to lend at higher yields than larger transaction sizes, where banks or other large providers compete to provide funding. We also offer our lenders free customization options to facilitate their specific administrative needs, such as breakdowns of their exposure by product, region and borrower and a dashboard of overdue accounts, as well as access to a borrower’s third-party provided credit scores from the “Risk Assessment” module. The commercial launch of the “Trade Finance” sub-module occurred in February 2020. For the fiscal year ended February 28, 2021 we had onboarded lender users representing cumulative funds of $17 billion, primarily located in Singapore, Malaysia and the Cayman Islands, see “— Competition — Geographic Footprint & Employees”.

“Insurance” module

The “Insurance” module facilitates buyers’ procurement of insurance coverage from an insurer or underwriter; coverage amounts usually range between 85%-90% of the value of the receivable to protect the financing provider against default by the buyer. The seller typically retains the remaining 10%-15% commitment which is not covered by credit insurance. We also intend to introduce the facilitation of payments for our trading and financing users, using third-party payment providers. We do not provide trade finance, and only facilitate the transaction between the buyer and the lender.

“Risk Assessment” module

It is important to our business that Kratos remain a trusted environment for parties to trade and both source and offer financing, as well as credit insurance and logistics services. All users have access to the “Risk Assessment” module, and we require each participant in any of our modules to pass KYC, sanctions and anti-money laundering (“AML”) due diligence checks before commencing a relationship with a counterparty. We use a third party provider’s “Artemis” screening system via our platform’s “Risk Assessment” module to carry out this due diligence. We regularly monitor and review the appropriateness of ongoing relationships and we do not accept an entity that is subject to any trade/economic or regulatory sanctions as a user.

Our platform’s “Risk Assessment” module also supports lenders in accessing third party credit reports on other users, beyond which counterparties are required to satisfy the internal requirements of our insurers and our finance providers prior to entering a financing transaction. Finally, our platform’s “Risk Assessment” module allows commodity users, including producers, traders, stockists and end-users, as well as lenders to perform independent bill of lading checks on vessels transporting the stated goods for direct shipment orders they have placed on our “Trade Discovery” sub-module. These bill of lading checks provide an easy link to a third party’s reporting of the particulars of the vessel that is transporting their products, its past route and current position.

“Logistics” module

Because we also facilitate the trading of bulk physical commodities, logistics are an important aspect of the ecosystem and freight makes up an important cost component of many of the trades on Kratos. The “Logistics” module assists users in finding the fastest, most economical and most efficient transportation solution for the underlying cargo and agreed terms of trade, which can have a significant impact on the profitability of such trades for our users. The “Logistics” module is powered by a third-party provider and available to commodity users, ship owners and ship operators for all of their functional needs in chartering, post-fixture and voyage, as well as supporting voyage charter, time charter (“TC”) and contracts of affreightment (“COA”), and financial terms for commodities including dry cargo, tankers and gas.

The “Trade Discovery” sub-module supports various internationally standardized terms of trade to meet the varied needs of its users, is available in our “Logistics” module:

“Supply Chain Finance” Module

Our “Supply Chain Finance” module vertically integrates our operations into supply chain finance, otherwise known as “reverse factoring,” In contrast to our “Trade Finance” module, which focuses on transactions between SME producers, traders, stockists and end-users of commodities, the “Supply Chain Finance” module expands Kratos beyond commodities by focusing on the need of the many SME suppliers to quickly monetize their sales of raw materials and components to large, credit worthy “anchor” buyers. We believe the anchor buyers will drive adoption of Kratos by their small suppliers. The supply chain finance involves a lender providing immediate payment at the request of small suppliers who have otherwise offered deferred payment terms to the anchor buyer.

The Kratos Solution

We believe that the Kratos brings together the entire trading and trade finance ecosystem of buyers, sellers, traders, financiers, insurers and logistics providers to facilitate trading and trade finance. Kratos was developed by industry operators and participants who collectively have an aggregate of over 150 years of experience in the industry, and focuses on providing solutions for what they view as the industry’s greatest problems as set forth below:

1)      Shortfall in funding for SMEs and an inability for interested funders to source and perform proper KYC checks on SME opportunities. SMEs have historically struggled to obtain financing from more traditional lenders as evidenced by the estimated $1.7 trillion annual shortfall in trade finance funding. The exit by traditional banks from the SME trade finance space has provided an opportunity for less traditional providers of trade finance — such as funds and individual investors — to enter the trade finance sector. These less traditional investors have faced both high administrative and compliance costs, and previously have not had an efficient way to source financing opportunities or validate and perform proper KYC checks on counterparties. Kratos offers a solution to both of these problems.

For lenders, historically trade finance loans have been, slow, paper intensive and complex multi-step processes, susceptible to document errors and fraud, and have required a high amount of fixed overhead expenses, regardless of the size of the loan. Smaller-sized loans (below $10 million) were not as profitable because of these high fixed expenses. By utilizing technology to digitize documents, mitigate documentation error and fraud, as well as increase transaction speed, Kratos lowers the administration costs for lenders, and makes lending in this segment more profitable. For traders as borrowers, it allows greater access to trade finance, which is often referenced as a key barrier for traders. Also, for traders, our platform offers significantly lower financing sourcing costs than traditional options. Our financing source fees are notably lower than current offline market rates for capital sourcing, which we believe is generally closer to 2.0% to 2.25%.

Additionally, the platform provides lenders with a community of prequalified trade finance borrowers, with their KYC, AML and financial information available to the platform,

giving potential trade finance providers the confidence to transact in this ecosystem. Our business focuses on transactions with the total value of traded goods below $10 million as we believe large transactions in excess of $50 million attract banks to offer trade finance. Our average transaction size for the fiscal year ended February 28, 2021 was $2,707,208.

2)      Traditional trade and trade finance processes that rely on paper trails are costly, lengthy, inefficient, paper intensive and subject to fraud.  The blockchain technology utilized by Kratos digitizes and streamlines the entire lifecycle of the transaction process, including documentation. We believe that transactions executed on Kratos are significantly faster and more efficient and secure, as all data and activity is time stamped and chronologically stored in blocks, minimizing the risk of data modification or tampering. The underlying process and architecture also provide users with more robust and secure reporting. For traders, collectively, this helps resolve counterparty trust issues, another significant problem in the industry, and boosts financial performance by reducing trade cycle times, thus driving higher revenue.

Our business is a 100% fee-based platform business. Kratos modules provide distinct revenue streams, as set forth below:

Revenue Streams

Trade Discovery and Trade Finance

1.1) Trade Discovery:    When buyers and sellers agree to execute a physical commodity trade on Kratos, we charge a percentage of the transaction value to the party who initiates the transaction with the option to split the fee between the two parties, which we believe is well-priced for the fraud protection, transparency, speed, analytics and efficiency that the “Risk Assessment” module of our platform delivers. We intend to facilitate payments using third party cross-border payment providers. We also intend to facilitate the trades between buyers and sellers by aggregating demand and supply into a market-place model.

1.2) Trade Finance:    Producers and suppliers expect immediate payment, while buyers often seek a trade finance option to bridge the time period between entering the transaction and receiving or reselling products. Based on our experience, buyers seek to utilize a trade finance option in approximately 80% of their trades, generating a receivable to the finance provider that is due in up to 150 days. We currently charge commodity buyers on Kratos that source trade finance on the platform an additional financing sourcing fee of a percentage of the amount financed. We do not charge a platform fee to financing providers and the providers set their own interest rate and other fees before agreeing to finance the transaction. We believe that we offer finance providers an attractive universe of lending opportunities, which often allows our lenders to lend at higher yields than larger transaction sizes, where banks or other large providers compete to provide funding. We also offer our lenders free customization options to facilitate their specific administrative needs, such as breakdowns of their exposure by commodity, region and borrower and a dashboard of overdue accounts.

2) Insurance:    Our “Insurance” module allows users to access trade credit insurance from insurers or underwriters. Users are able to source credit insurance that normally covers between 85%-90% of the trade finance receivable to protect trade finance lenders against defaults. We do not currently plan to charge an additional fee for users that access credit insurance via Kratos, but believe that the availability of credit insurance via Kratos will result in increased Trade Finance Volume and user growth.

3) Logistics:    Our “Logistics” module allows users to arrange the functional aspects of chartering, post-fixture voyage management and voyage financials with traders on our platform. We do not currently plan to charge an additional fee for users that source logistics services on Kratos, but believe that the availability of logistics on Kratos will result in increased Transaction Volume and user growth.

4) Supply Chain Finance: Our “Supply Chain Finance” module expands Kratos beyond commodities and focuses on the SME suppliers to large “anchor” buyers. The lender will provide immediate payment at the request of small suppliers who have otherwise offered deferred payment terms to the anchor buyer. We intend to charge suppliers that opt for supply chain finance a sourcing fee which will be a percentage of the amount financed.

Our Strengths

Focused Founder and Compelling Management Experience in the Trade and Trade Finance Sector, Leading to the Design and Build-out of Kratos

We benefit from a strong entrepreneurial leadership team that links what we see as two complementary skill sets: technology development and deployment expertise, combined with trade finance and physical commodities trading experience. We believe that this combination provides us with a competitive advantage as trade finance and physical commodities trading businesses are often slow to adapt to technology, while technology firms or consortiums often lack the in-depth experience and relationships that are critical in the trade finance and physical commodities trading business.

Our founder, Mr. Srinivas Koneru, has over 35 years of entrepreneurial experience, of which over 20 years have been in the technology sector, including co-founding a business software and solutions company before selling this business in 2010. Since 2012, Mr. Koneru’s experience has been working as the founder and owner of Rhodium. Our business leverages his unique experiences in both technology and the commodity trading and trade finance industry to inform and guide the design and deployment of Kratos. Mr. Koneru has built a management leadership team made up of the Chief Financial Officer, the then-Chief Operating Officer, Chief Commercial Officer, Chief Technology Officer and Executive Vice President, Investor Relations, who we believe all have complementary skill sets in technology development and experience in the trade industry. See Item 6A for additional details regarding our Executive Management.

From the Company’s founding until the Business Combination, Mr. Koneru had been the sole source of equity capital for the business, which enabled the Company’s leadership to focus on growing the business and implementing their vision. We believe that our leadership’s focused, entrepreneurial mind set combined with our comprehensive institutional operational process and decades of trade finance experience provides us with a compelling competitive advantage.

Platform Scale from Current Customer Base

Transactional platforms such as Kratos require large scale trading volume and users to be successful. One of the most difficult aspects of starting a platform is attracting initial participants as the platform seeks to build the critical mass necessary for success. The launch of Kratos’ ecosystem was enabled by our relationship with Rhodium, whose existing physical commodity trading business initially provided immediate scale to the platform, in terms of both

Transaction Volume and users.  Rhodium had nearly 400 customers as of February 2020, and $2.3 billion in overall commodities traded for the fiscal year ended February 29, 2020, but on December 17, 2020 sought a moratorium order from a Singapore court which will shield it from creditor actions while it prepares a scheme of arrangement pursuant to the Singapore Insolvency, Restructuring and Dissolution Act to restructure its debts and continue its business as a going concern. For further details on our ongoing relationship with Rhodium and Rhodium’s current business, see “— Our Relationship with Rhodium”.

We have expanded our user base with over 60 parties executing more than 5,000 transactions comprising approximately $13.8 billion in Total Transaction Volume at a ratio of Trade Finance Volume to Transaction Volume (“Financing Ratio”) of 24.67% as of February 28, 2021. Average Transaction Volume per user for the fiscal year ended February 28, 2021 was approximately $2.7 million.

We anticipate adding additional lenders to provide financing on Kratos, and adding credit insurance and logistics providers, which we believe will attract additional participants and further help us build the necessary scale independent from Rhodium.

Innovative Platform with First Mover Advantage, Streamlining Services for SMEs

We believe that Kratos will enhance international trading and trade financing across the entire life cycle of a commodity trade by acting as a single repository of information, allowing for a secured version of all trade documentation to be shared and visible in real-time to all stakeholders in the trade. We also believe we are the only digital platform in the market to use blockchain, support live transactions, offer emerging markets SME commodity trade finance and to have exceeded $6 billion in Total Transaction Volume.

The goal of Kratos is to bring together the entire trading ecosystem — buyers, sellers, traders, financiers, insurers and logistics providers — to facilitate trade finance and trading efficiently in a consistent, transparent and trusted environment. Kratos enables SME trade finance transactions with its innovative, blockchain-enabled platform to increase speed and efficiency, promote sustainability, foster compliance and provide security throughout the financing and trading process.

Using our deep industry experience, we custom-built Kratos to meet the needs of both traders and financing sources. By innovating from within the industry and providing a system built and designed by experienced industry practitioners, we believe the platform will provide immediate value for all users beyond what we believe any pure technology company could offer. Kratos enables users seeking financing to access tailored financing options quickly through a transparent blockchain-linked system that facilitates their growth and we believe makes us a partner of choice. It also gives lenders access to a market that they want to lend in, but often cannot otherwise reach, in a practical and cost-efficient manner.

Our Strategy

Our strategy is to be a leading global fintech platform for trade, trade finance and supply chain finance by innovating and developing new solutions with the goal of meeting the needs of our platform’s users. In addition to the organic growth we have achieved, we intend to further our strategic objectives as follows:

Expand the Alternative Lenders on the Kratos platform

We will strive to attract credit specialist lenders (e.g., generalist credit funds, multi-strategy asset funds and regional banks) interested in asset-back backed lending, but who do not traditionally invest in or participate in trade finance. We believe trade finance lending offers a compelling business opportunity in terms of positive yields, low-risk, self-liquidating and short tenor assets. The Company’s deep experience in trade finance, our innovative technology and robust processes could be complementary to these types of lenders who are interested in trade finance lending asset class. Our business development team is well positioned to help credit specialist lenders’ entry in this market through various business arrangements such as joint ventures or strategic investments.

Expand New Trader Sectors

Historically the Company’s customer focus has been on traders of commodity products. We are contemplating expanding our customer base to include new trader communities involved in expanded vertical product markets with similar risk profiles, including non-commodity emerging markets cross-border transactions. The target markets under consideration would include traders of semi-finished and finished goods representing such segments as: automotive, electronics, alternative energy, general manufacturing, oil/gas and technology metals.  We believe this could capture margin along the value chain, attract new lenders to the platform that have a specific industry focus in their lending practice which could be synergistic to our business development focus.

Supply Chain Finance (“SCF”)

The Company has been interested in offering SCF solution as an alternative form of financing on the Kratos platform. We believe this is one pathway to scale utilization of the platform, enter into new markets and diversify our innovative offerings. While we launched the SCF module at the end of February 2021, our subsequent May 17, 2021 acquisition of Invoice Bazaar, a leading supply chain finance platform based in United Arab Emirates, resulted in the Company enhancing its SCF capabilities. We are working to integrate the Invoice Bazaar SCF technology platforms and operations as well as support the expansion of the SCF business across emerging markets.

Corporate Developments

We have a very strong focus on corporate development activities that will allow the company to enter into new markets, new strategic partnerships and joint ventures, mergers and acquisitions, and other strategic investments. We evaluate these opportunities in terms of their potential impact on earnings growth, increased geographic presence, new technology acquisition, enhancements to the Kratos platform, and new client acquisition (lenders or traders).

Recent strategic investments, include (i) our subscription of shares in Trade Credit Partners Ltd., a Cayman Islands exempted fund that exclusively invests in and manages trade finance assets generated from commodities trades, in August 2021 and September 2021, respectively for a total of $25 million (which will be reduced to comply with the Investment Company Act)  and (ii) our acquisition of IB Holdings Limited, a leading supply chain finance platform in United Arab Emirates in May 2021.

Use Kratos to increase Total Transaction Volume with our existing counterparties and develop new financing relationships

We believe that the scale and ease of use of Kratos positions us well to increase our Total Transaction Volume with existing users, as we believe that the use of Kratos constitutes a relatively small portion of the overall business of our users, providing us with an opportunity to capture additional business flow from existing relationships. We plan to actively engage with our user base to increase this business flow.

Some of our users currently use only the “Trade Discovery” sub-module of Kratos and do not seek financing via the “Trade Finance” sub-module, which provides us an opportunity to expand our relationships with existing users through offering financing options. This would, in turn, provide us with opportunities to capture more value from each trade and potentially increase Total Transaction Volume from these users. The “Insurance” module and the “Logistics” module of Kratos provide further opportunities to expand our relationships with existing users.

Continue to enhance value proposition of Kratos to new and existing users, through growth in scale as well as additional functionality and features

Like other distributed ledger platforms, Kratos will become more appealing as its scale grows, and we intend to accelerate this growth by (i) offering incentives to current users to onboard new traders from their ecosystems to our platform, which we have initiated in March 2020, (ii) launching the “Logistics” and “Supply Chain Finance” Modules in January 2021 and February 2021; (iii) increasing our appeal to general credit lenders who might not have looked at Trade Finance; and (iv) provide a marketplace for the traders on the ecosystem where Kratos would act as intermediaries to assist their trade flows. We believe all these steps will attract additional transactions and trading participants to Kratos.

Focus on underserved and fragmented SME market

The $40 trillion trade finance market is dominated by multinational companies and large banks that trade and finance the highest volume of trade transactions, largely outside of the view of public markets. Large participants in this industry include Cargill, Trafigura and Glencore, among others, who we believe trade primarily between themselves and with their large-scale suppliers. The increased regulatory capital requirements imposed on banks by Basel III have made it less profitable and attractive for banks to serve the trade finance market, leading to a focus on large transaction sizes (typically larger than $50 million) to cover increasing fixed compliance costs. This pull back from large players and lack of well capitalized smaller participants has led to an estimated $1.7 trillion gap in trade finance for SMEs, according to the Asian Development Bank as of October 2020 (“ADB”).

Our business focuses on SME transactions with the total value of traded goods below $10 million, that may otherwise struggle to obtain trade partners and financing from more traditional lenders in the trade finance industry. Our average transaction size for the fiscal year ended February 28, 2021 has been approximately $2.7 million. While banks have exited SME trade finance, alternative investment platforms such as funds, corporate treasuries and individual investors are seeking ways to enter our sector but are facing barriers to entry such as sourcing financing opportunities, the inability to validate and perform proper KYC checks on counterparties and incurring prohibitively high administrative and compliance costs. We are capable of solving these problems for potential trade finance providers, as Kratos provides lenders with a community of prequalified trade finance borrowers, with their KYC, AML and financial information uploaded to the platform, giving potential trade finance providers the confidence to transact in this ecosystem. Furthermore, Kratos helps to streamline the overall documentation and transaction process, which we believe can be a challenging and costly part of doing business as an SME, with its efficient end-to-end digital environment.

Selectively pursue inorganic growth through acquisitions and partnerships

We believe that there are a number of businesses and partnerships that would be complementary to our existing business and would provide attractive opportunities for inorganic growth. These include accretive acquisitions or joint ventures of existing offline businesses in the trading ecosystem, whose customer base could increase the growth of Kratos, as well as acquisitions of certain technology offerings, such as artificial intelligence, analytics & dashboard reporting, credit scoring & rating solutions and payment processing solutions which would allow for additional features to be added to Kratos.

Expand the use of Kratos with new features and into new geographies

We have introduced the facilitation of cross-border payments services for our trading and financing users through our strategic partnership with Western Union Business Solutions. In the medium term, we plan to introduce a mobile application that will allow our users to view their transaction status, receive notifications remotely, review and approve individual transaction steps, and manage the overall transaction process.

Kratos enjoys a diverse user base but is currently focused on emerging markets. This provides us with an opportunity to expand into additional geographies without requiring significant adjustments to the overall platform or its offering due to the nature of the technology used and the lack of a physical presence requirement. This enables us to continue to expand our user base and scale of Kratos, while continuing to de-risk the business through additional geographical diversity. As Kratos’ user base grows and geographical diversity increases, we expect that our users will begin trading additional non-petroleum commodities.

Disruptive pricing model to capture greater market share

Offline trade and trade finance processes have been traditionally costly, lengthy, inefficient, paper intensive and subject to fraud. In contrast, Kratos provides faster and more efficient digital execution, mitigates the potential for documentation fraud or data tampering by using blockchain-enabled technology and provides easy coordination of numerous transaction participants, while reducing paper-based documentation costs and waste in a sustainable way. We can capture this advantage through our pricing structure, where we believe our current charges to the party using Kratos to initiate the trade are well-priced for the fraud protection, transparency, speed, analytics and efficiency that the “Risk Assessment” module of our platform delivers. In addition, we believe our finance sourcing fees are notably lower than current offline market rates for capital sourcing, which we believe are generally closer to 2.0% to 2.25%. We believe that both pricing advantages will drive users and Transaction Volume and Trade Finance Volume to our platform.

Kratos and COVID-19

The usage of Kratos by our users has proven to be resilient in the face of the challenges posed to the industry by the COVID-19 pandemic.  COVID-19 pandemic initially drove increased Total Transaction Volume from our existing users, resulting in a 64.6% increase in average Total Transaction Volume for the fiscal year ended February 28, 2021, and a 59.6% increase in platform user growth, each as compared to the fiscal year ended February 29, 2020. In addition to the ease of use of the platform during worldwide closures, we believe that less trade finance liquidity due to a risk-off environment and fewer available funding sources are exacerbating the estimated $1.7 trillion annual shortfall in trade finance funding for SMEs, making our offering and solutions even more compelling. COVID-19 has also resulted in delays in collections of receivables given the liquidity issues faced by our customers.

The COVID-19 pandemic has impacted the business of some of our original customers more than others, which has resulted in a changing composition of our customer base, and we believe that this will continue into the near future as original customers are being replaced by the entrance of new customers. We anticipate that this changing composition of our customer base may impact our existing business and we expect our newer customers become more and more reliant on the benefits of participation on our platform.

Kratos — Our Blockchain-enabled Platform

Kratos is an organized, efficient and trusted digital platform for end-to-end trade finance and physical trading. We believe Kratos enables us to more efficiently facilitate trading and trade financing solutions while making our users’ day-to-day operations faster, more efficient and more transparent.

The trading and trade finance ecosystem has multiple stakeholders: Kratos is designed to capture approved buyers, sellers, traders, financiers, insurers and logistics providers and events at every stage of the trade transaction, allowing our users’ entire trading and trade finance relationship to be completely hassle-free in just a few clicks at our “one-stop-shop.” The launch of Kratos’ ecosystem was enabled by our relationship with Rhodium, whose existing business initially provided immediate scale to the platform, in terms of both Transaction Volume and users. An important feature of Kratos is that we maintain oversight of the ecosystem, including “know your customer” (“KYC”) and anti-money laundering (“AML”) checks for all participants, assisting users with these cumbersome tasks.

Kratos enables ecosystem participants to more efficiently find deals and counterparties, while improving reporting by operating in a consistent, transparent and trusted environment. Kratos links to the blockchain six times for a trade transaction and an additional six times for a trade finance transaction, as shown in the below diagram.

Kratos’ platform architecture consists of different modules, each of which serves a particular trade finance and trading need. “Trade Discovery,” “Risk Assessment” (which is accessible to all users without charge, and supports the other modules by facilitating KYC, Sanctions and AML checks, as well as credit score reporting and bill of lading checks for our users), “Trade Finance” and “Insurance,” are operational, the “Logistics” and “Supply Chain Finance,” went live at the end of January 2021 and February 2021, respectively. Our Supply Chain Finance Module was further enhanced by our acquisition of Invoice Bazaar and further details are set out above. Additionally, the Transaction Volume that our current customer base and financing providers support attracts other traders to Kratos, which in turn draws in additional sources of financing, such as insurers and logistics providers.

We believe that Kratos has several advantages compared to traditional offline trade transactions, which are paper intensive, burdened by significant overhead costs and delays and subject to human error due to manual documentation handling and fraud resulting from document modification. Through its blockchain-enabled technology, Kratos provides faster and more efficient digital execution, mitigates the potential documentation fraud or data tampering and provides easy coordination of numerous transaction participants, all while reducing paper-based documentation costs and waste in a sustainable way. We believe Kratos is transforming trade finance and physical trading without borders, across multiple countries and with ease of integration with third party software providers through APIs (Application Programming Interfaces).

Kratos’ blockchain platform now uses Amazon Managed Blockchain (AMB) service. We chose a blockchain service from a reputed provider such as Amazon because of the scale, security, and simplicity it offers to Kratos. AMB allows us to customize our offering to build decentralized applications that gain the benefits of blockchain technology.

Our Relationship With Rhodium

Rhodium, who enabled the launch of the Kratos ecosystem with its initial business support, is a commodity trading business headquartered in Singapore with offices in Hong Kong, China, Dubai, Malaysia, Australia and the United Kingdom. Rhodium had nearly 400 customers as of February 2020 and traded approximately $2.3 billion in commodities during the fiscal year ended February 29, 2020. In the fiscal year ended February 29, 2020, Rhodium’s traditional commodity trading business was adversely impacted by the COVID-19 pandemic and the lack of availability of trade finance funding for commodity trades involving SMEs. On December 17, 2020, Rhodium sought a moratorium order from a Singapore court shielding it from creditor actions while it prepared a scheme of arrangement pursuant to the Singapore Insolvency, Restructuring and Dissolution Act to restructure its debts and continue its business as a going concern.

Rhodium accounted for 26.5% of our revenue for the fiscal year ended February 29, 2020, primarily relating to platform fees where Rhodium initiated the commodity trade with its counterparty. For the fiscal year ended February 28, 2021, Rhodium accounted for 9.3% of our revenue. There have been no transactions contributed by Rhodium since the last quarter of the fiscal year ended February 28, 2021.

All transactions between us and Rhodium during the fiscal year ended February 28, 2021 were on an arm’s length basis, as with all other users on the platform. Mr. Koneru, our founder, Executive Chairman, Chief Executive Officer and majority shareholder following the Business Combination is also the majority shareholder of Rhodium. For a description of our other transactions with Rhodium, see “Major Shareholders and Related Party Transactions—Related Party Transactions— Other Related Person Transactions” for more details.

Competition

There are numerous companies in the broad trade, trade finance and supply chain finance industries that are introducing technology solutions to improve the efficiency of trade and the delivery of trade finance. This is strong validation for the compelling industry opportunities offered by digitization. However, most fintech companies in the space are focused on serving large corporates and banks, the traditional incumbents, and introducing incremental efficiencies to existing corporate and bank processes. This is not disruptive to the industry Triterras is focused on.

Triterras is scaling a platform built on blockchain technology that achieves two important objectives:

1.	Facilitating access to financing for the largely unbanked/underbanked/underfunded SMEs in emerging markets, who are disproportionately affected by the liquidity crunch in trade finance.
2.

Facilitating the entry of new funders, such as alternative credit funds, who have historically not been exposed to the trade finance asset class, especially in emerging markets, which will bring new liquidity into the industry.

Within the broad trade and trade finance industry, the Company has what we believe to be a unique focus in terms of our combined blockchain-enabled product/service deliverables and our targeted customer market. Based on a thorough competitive analysis of 32 direct and indirect competitors, we found that only 8 of our competitors are focused on SMEs, exhibiting that the vast majority of industry players are focused on serving large corporates, leaving significant whitespace in the SME sector. Within this group of 8 competitors, 2 have blockchain product offerings; however, they lack the geographical scale and trading volume that Triterras has.

Within the larger group of identified competitors, we also found that only 8 of our competitors had blockchain technology as part of their product offering. However, within this peer group, we have identified that our competitors have largely different missions as compared to Triterras:

•

LiquidX: operates a true platform with blockchain elements that facilitates Trade Finance, Supply Chain Finance and Trade Credit Insurance; however, they are focused on serving large corporates rather than SMEs

•

Komgo: bank and corporate-led consortium offering a blockchain-based transaction management system for the consortium members. The company’s focus is on banks and very large corporates in the energy sector.

•

We trade: joint venture owned by 12 European banks (licensed by 16 banks), which operates a blockchain enabled platform that brings efficiencies to those banks and their customers. While the company serves SMEs, it is not focused on emerging markets.

•

Vakt: Vakt was founded by a group of oil majors, traders, and trade finance providers. While the company has functionality to facilitate trade and trade finance through its platform, it is focused on creating efficiencies in trade and trade finance for large corporates and banks rather than SMEs and alternative lenders.

•

DLT Ledgers: jointly led by Standard Chartered and DBS Bank, DLT Ledgers operates a blockchain-based platform that facilitates Trade Finance and Supply Chain Finance for MSMEs, large corporates and banks. Given that the company is led by two large banks, DLT Ledgers is keenly focused on facilitating supplier finance credit facilities for large corporates and is not focused on creating new liquidity through alternative lenders.

•	Contour: formed by a group of leading trade banks, Contour is a blockchain network focused on digitization of Letter of Credit (LC) based trade finance for large corporates and banks.
•

Marco Polo Network: Marco Polo is a blockchain-based platform that facilitates payment risk management and working capital finance between banks and large corporates. They are not focused on SMEs, emerging markets and alternative lenders.

•

Trusple: a subsidiary of the Ant Group, Trusple is a digital international trade platform for SMEs built on the AntChain. While Trusple has the backing of the Ant Group, it is largely focused on serving Chinese sellers and large global banks.

As such, we do not believe that there are currently any financial technology (“fintech”) companies of scale that are direct competitors in the market and customer segments we are serving and targeting, i.e., competitors focused on serving emerging markets SMEs and creating new liquidity in the industry through alternative lenders. We see our most immediate competitive activity (and, correspondingly, our most immediate opportunity) is represented by the legacy paper-based procedures and informal broker-based communications that continue to represent the vast majority of today’s trade and trade finance transactions involving SME traders and lenders. In order to represent the size and scale of the opportunity, as per McKinsey & Co., SMEs account for 95% of global firms and a vast majority of the inefficient documentary trade finance business, which makes up ~85% of the USD 5.2 trillion global trade finance market. Additionally, SMEs experience the greatest pain points in trade finance and account for a bulk of the USD 1.7 trillion trade finance gap given that 65 million were considered credit constrained as of 2017 and they have the highest financing rejection rate at 40% (Reconceiving the Global Trade Finance Ecosystem, November 2021).

The Company does recognize that other fintech companies could revise their business deployment strategies in the future and, thereby, develop into more direct competitors.

Because the trade and trade finance industries are global, they experience a steady stream of new market entrants. Some of our potential competitors have greater financial, technical, sales, marketing and other resources than we do, as well as in some cases, lower costs. Our potential competitors may also benefit from innovative business models, expansion and diversification of their product/service offerings, transaction origination and or trading operations, or engage in pricing or other financial or operational practices that could increase competitive pressure on us.

Marketing

The Company is endeavoured towards the continuous building of its brand awareness, educating and engaging potential clients on our trade financing solutions and the digitalisation of trade processes via our blockchain-enabled Kratos platform, as well as encouraging our clients to come onboard for us to help address their trade and trade finance needs.

We do these through a strategic myriad of carefully-planned digital and social media marketing, trade partnerships and collaborations through database content marketing, establishing rapport with media owners to boost public relations, as well as selective events outreach with thought-leadership exchanges, along with the creation and dissemination of meaningful relevant communications materials like blogs, whitepapers, newsletters and others.

Geographic Footprint & Employees

The tables below present geographic information related to the location of users of the Kratos platform, which is equivalent to the location associated with revenue generation for fiscal years ended February 28, 2021 and February 29, 2020.

The table below is for the fiscal year ended February 28, 2021:

Location*	Revenue (%)
United Arab Emirates	48
Singapore	26
Hong Kong	13
Malaysia	8
Other countries	5

*The revenue information of continuing operations above is based on the location of the customers’ country of incorporation.

The table below is for the fiscal year ended February 29, 2020:

Location*	Revenue (%)
Singapore	56
Hong Kong	20
Malaysia	11
United Arab Emirates	10
Other countries	3

*The revenue information of continuing operations above is based on the location of the customers’ country of incorporation.

We are headquartered in Singapore, a large trading hub that we believe gives us access to all necessary supporting counterparts, such as the trading arms of producers, banks and insurers. As of the date of this Annual Report and since our inception, our head office and registered office, which is leased, is located at 9 Raffles Place, #23-04 Republic Plaza, Singapore 048619, and our telephone number is +65- 6661- 9240.

We believe that we maintain constructive relationships with our employees. As of February 28, 2021, we had 28 employees, none of which were represented by unions. In addition, we have 12 contractors in India supporting the design, development and solutioning of Kratos, bringing our total number of employees and contractors to 40.

The SEC maintains an Internet site at www.sec.gov that contains our public filings with the SEC. Our website, which is not incorporated into this Annual Report, is located at www.triterras.com.

External Factors

There were several key developments that impacted trade and trade financing industry and in turn, our business planning for the fiscal year ending February 28, 2021.  Many of these developments were overall industry related “headwinds” that brought with them new challenges and impediments to the industry and to our growth plans:

•

The COVID-19 pandemic has driven business slowdowns, extended payment cycles and contracted the market opportunities for the SME trader segment, especially in the East Asia, Southeast Asia, South Asia, Australia, and Oceania (APAC) region, where Kratos originally targeted its growth objectives;

•

The failure of Greensill Capital, a financial services provider that was a leading provider of supply chain financing and related services, was another impactful development in the industry. The withdrawal of Greensill’s lending resources in late 2020 further exacerbated the shortage of available trade finance for SME traders.

•

Marked increase in trade credit insurance claims filed by the traders due to buyer defaults has put a strain on the trade credit insurance industry. Insurers have typically extended their payment of claims to the SME traders who have suffered buyer defaults; and

•

Substantial decrease in trade credit insurance availability for SME traders due to the dramatic rate increase and much more stringent insurance terms. Willis Towers Watson, a British multinational risk management, insurance brokerage and advisory company, opined in January 2021, that “Following the COVID 19 outbreak in 2020 and subsequent lockdowns the market for credit insurance changed virtually overnight.” In summary, the industry is seeing increased reliance on trade credit insurance yet capacity is tightening as the availability of trade credit insurance for certain market participants is challenged.  Without the cover of credit insurance, many trade finance lenders curtailed their lending.

These developments materially adversely impacted the industry and resulted in disruption of commodities supply, tightening credit environment, and retrenchment by banks and other working capital lenders. Some SME traders lost critical working capital for their supply chain had to reduce their trading activity, suspended operations, and others were driven into business suspension, bankruptcy and/or liquidation. Regulators together with the big accounting firms have increased their scrutiny of supply chain finance, seeking more transparency by proposing required financial disclosures. In other historical industry contractions, the industry restructured and overcame the setback.

Environmental, Social and Governance (“ESG”)

We are committed to providing efficient and accessible trade and trade finance to SMEs in emerging markets in a manner that underscores our commitment to long term value creation, sustainability, and socially and environmentally thoughtful innovation. The SME sector is a key driver of growth and jobs creation as well as a pivotal social, technological and economic accelerator. Notably, every $1 million loaned to SMEs in developing countries is associated with the creation of an average of 16.3 direct jobs over two years, according to an International Finance Corporation (IFC) publication titled How Investing in SMEs create jobs (March 2021). Additionally, recent data from the Corporate Finance Institute (CFI) shows emerging market countries generate more than 50% of the world’s economic growth. Despite SMEs’ fundamental role in the global value chain, they invariably have difficulty accessing commercial, growth and working capital financing to obtain necessary materials and resources to grow their businesses.  We believe that our facilitation of critical trade and trade finance meaningfully improves (i) the lives and livelihood of customers who rely on our transformative technology to conduct global commerce, (ii) the global economic efficiency, and (iii) the communities in which we operate and engage various stakeholders.

We are continually striving to advance our ESG efforts through a multi-faceted approach and aligned to key aspects of the UN Sustainable Development Goals 2030, including:

•	Practicing good environmental stewardship regarding energy use, recycling practices, pollution reduction and nature conservation;
•

Continuing to attract, develop and retain a diverse workforce that reflects and responds to the communities we serve, so that employees feel valued and encouraged to contribute within, and outside of, the organization;

•	Promoting a positive work environment that fosters the health, safety, and mental well-being of employees through various sponsored activities;
•	Supporting and partnering with charitable organizations in projects that align with our core values and mission; and
•

Enhancing gender diversity and parity on the Company board together with strengthening best practices in the areas of independence, ethics, anti-corruption and bribery among other corporate governance areas.

One notably philanthropic undertaking is our support of the Singapore Indian Education Trust (SIET). SIET is an Indian community trust fund that supports the education of Indians in Singapore, particularly those from economically disadvantaged backgrounds. Our donation helps to provide financial assistance, in the form of student loans, to students from low-income families in pursuit of their higher educational goals. To date, we have donated SGD100,000 and have committed the same amount for the next 2 years, post assessment of the philanthropic impacts and benefits of the donation on an annual basis.

Government Regulations

Our business of facilitating trade and trade finance between customers and financing providers on Kratos currently does not require licensing or registration in the countries in which we operate. Our wholly owned subsidiary Invoice Bazaar is a licensed provider of payments and forfaiting services. In the U.S., we take a measured approach to doing business to avoid comprising our status as a foreign private issuer or to inadvertently violate any applicable law. To date, we are not subject to any fintech- specific regulatory framework by any federal or state regulator although this area of law is rapidly evolving to keep pace with digital technology advancements especially as it concerns the adaptation of blockchain. Depending on our products and services offerings, we could be subject to complex federal and state licensing requirements and registrations, and ultimately, we will have to comply with these diverse laws and regulations at both a state and federal levels. As an example, if we were to change our business model or add modules to Kratos in respect of consumer lending, money transmission, any type of digital assets or even directly provide some of the services featured on our platform, we could be subject to a broad range of rules and regulations and a climate of heightened regulatory scrutiny, particularly with respect to compliance with laws and regulations, including financial and operational controls and business processes.

In Singapore, where we are headquartered, the Monetary Authority of Singapore (MAS) is the regulator of financial technology firms.  Like U.S. regulators, MAS and Dubai Financial Services Authority (DFSA) in Dubai International Financial Centre, are very supportive of financial technology companies like ours as a means to strengthen the financial sectors through innovative, sustainable and responsible technology while being focused on the deterrence of financial crimes. We are required to implement robust controls to detect and deter the flow of illicit funds through the financial system.  We have implemented KYC and AML checks as part of our onboarding processes for users of the platform to comply with applicable laws and best practices.

Changes to existing laws, introduction of new laws, or failure to comply with existing laws that are applicable to us may subject us to, among other things, additional costs or changes to our business practices, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to obtain and process information and allegations by our customers and customers that we have not performed our contractual obligations, any of which may have a material adverse effect on profitability and cash flow.

Privacy and Information Security Regulations

Regulators are increasingly focused on ensuring that our customer privacy, data protection, cross-border data flow, information security and cyber security-related policies and practices are adequate to inform consumers of our data collection, use, sharing or security practices, to provide them with choices, if required, about how we use and share their information, and to safeguard their personal information. We maintain systems designed to comply with these privacy, data protection, information security and cyber security requirements, including procedures designed to securely process, transmit and store confidential information and protect against unauthorized access to such information.

In addition, some of our customers and/or financing providers are subject to regulatory oversight, which may result in our being reviewed from time to time by such oversight bodies. Privacy and Information Security Regulations Data privacy laws and regulations in the U.S. and foreign countries apply to the access, collection, transfer, use, storage, and destruction of personal information in connection with our services. In the U.S., financing providers that are regulated financial institutions are required to comply with privacy regulations imposed under the Gramm-Leach-Bliley Act, in addition to other regulations.

Privacy laws outside the U.S. may be more restrictive and may require different compliance requirements than U.S. laws and regulations and may impose additional duties on us in the performance of our services. As noted above, there has been increased public attention regarding the use of personal information and data transfer, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer and personal privacy. The law in these areas continues to develop and the changing nature of privacy laws in the U.S., the European Union (“E.U”) and elsewhere could impact our processing of personal information of our employees and on behalf of our customers. In the E.U. the comprehensive General Data Privacy Regulation (the "GDPR") has introduced significant privacy-related changes for companies operating both in and outside the E.U. In the U.S., California has adopted the California Consumer Privacy Act, and several states are considering adopting similar laws imposing obligations regarding the handling of personal information. While we believe that we are compliant with our regulatory responsibilities, information security threats continue to evolve resulting in increased risk and exposure. In addition, legislation, regulation, litigation, court rulings, or other events could expose us to increased costs, liability, and possible damage to our reputation.

C.	Organizational Structure

Percentages refer to voting power of the Ordinary Shares held by the respective shareholders or shareholder groups.

All significant subsidiaries of the Company as of the date of this filing are listed below.

Name	Country of Incorporation and Place of Business Address		Nature of Business	Proportion of Ordinary Shares Held Directly or Indirectly by the Company
Triterras Fintech Pte. Ltd.	Singapore	Singapore	Financial Technology	100%
Triterras Fintech UK Limited	United Kingdom	United Kingdom	Finance Technology	100%
Triterras Fintech USA Inc.	USA	USA	Financial Technology	100%
Triterras Fintech Holdings Limited (formerly as IB Holdings Limited) (shares acquired on May 20, 2021)	United Arab Emirates	Abu Dhabi	Investment Holding	100%
Invoice Bazaar Forfaiting Services LLC (JV of IB Holdings) (shares assumed on May 20, 2021)	United Arab Emirates	Dubai	Forfaiting Services; payment services provider	49%
Techfin Solutions FZCO (subsidiary of IB Holdings) (99 shares assumed on May 20, 2021; remaining 1 share acquired on September 3, 2021)	United Arab Emirates	Dubai	Public Network Services; Portal	100%
Triterras Fintech Swiss AG	Switzerland	Switzerland	Financial Technology Finance	100%
TR Receivables SPV Limited	United Arab Emirates	Abu Dhabi	Investment Holding	100%

D.	Property, Plants and Equipment

Our properties consist of office space within general, commercial office buildings.  As of the fiscal year ended February 28, 2021 the only property leased by the Company is its headquarters in Singapore which is approximately 4,300 square feet.  Subsequent to the fiscal year ended February 28, 2021, the Company acquired additional leases for office space in Dubai and the United Kingdom of approximately 2,300 square feet.  The offices are used by the Company’s operations and administrative staff.  The Company does not own or lease any plants and does not lease any material fixed assets.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospectus

The following discussion and analysis summarize the significant factors affecting our results of operations, financial condition and liquidity position for the fiscal years ended February 28, 2021, February 29, 2020 and February 28, 2019 and should be read in conjunction with our financial statements and related notes included in this Annual Report. The following discussion and analysis contain forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page iii of this Annual Report. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in the section titled “Risk Factors” beginning on page 1 of this Annual Report.

Overview

We facilitate trading, trade finance and the provision of credit insurance by insurers, for small to medium-sized enterprises (“SMEs”) using Kratos, our internally developed innovative blockchain-enabled technology platform.  Kratos is a diversified platform built to address the needs of SMEs in the trading and trade finance community by connecting traders and lenders and enabling them to transact online, solving mission critical problems for this historically underserved market.  Kratos enables SMEs and other parties to trade and find short term trade financing for their purchases while in transit and prior to delivery.  We believe Kratos is one of the world’s first large-scale (as measured by Total Transaction Volume) blockchain-enabled trade and trade finance platforms.  Our ability to launch the blockchain-enabled trade and finance platforms at the time that we did provides us with a first mover advantage to address the complexities and challenges in trade finance for SMEs.

Unless stated otherwise, all amounts presented are in U.S. Dollars.

A.	Operating Results

Key Operating Metrics

We evaluate our performance through key operating metrics, including:

•	The dollar volume of trades and the trade finance transactions facilitated by the Kratos Platform (“Total Transaction Volume”). Volume of trade facilitated is a function of the number of clients and the frequency by which they transact on our platform, and to some extent commodity prices; Trade finance volume is a function of the availability of funding at competitive rates from our lender users, and will be impacted by the availability of credit insurance from insurers through the “Insurance” module. Trade Finance Volume is primarily driven by Transaction Volume, though a small portion of Trade Finance Volume is due to transactions that are not processed by the Trade Finance sub-module;

•

The ratio of Trade Finance Volume to Transaction Volume (“Financing Ratio”), which we believe approximates the rate at which our Trade Discovery sub-module users seek financing via our Trade Finance sub-module; and

•

Average transaction fees charged for both the Trade Discovery sub-module and Trade Finance sub-module. We currently charge a flat transaction fee to all users, with no pricing tiers. In the medium term we expect transaction fees to moderately decrease due to competitive pressures, which we expect will be offset by increasing Total Transaction Volume.

The table below sets forth our Total Transaction Volume, Average Transaction Fee and Financing Ratio for the periods presented:

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
Total Transaction Volume (in millions)	$10,000.5	$3,800.4	—
Average Transaction Fee	0.55%	0.44%	—
Financing Ratio	34.1%	5.1%	—

None of our key operating metrics were applicable during the fiscal year ended February 28, 2019, as the Kratos platform had not yet begun commercial operations. The initial commercial launch of the Trade Discovery sub-module of the Kratos platform occurred in June 2019. The initial commercial launch of the Trade Finance sub-module of the Kratos platform occurred in February 2020. The initial commercial launch of “Logistics” module occurred in February 2021.

Factors Affecting Our Results of Operations

We believe the following key factors and market trends affected our results of operations for the periods presented and expect that such factors and trends may continue to affect our results of operations in the future.

Usage of the Kratos Platform

Kratos was developed to provide customers with an easy and efficient platform to address all aspects of the purchase, including trading, trade finance, insurance and logistics, making it a potentially captive environment for users. We believe that the captive nature of the Kratos platform will enable it to become quickly accepted by the marketplace and provide a significant competitive advantage compared to traditional market participants. As the Kratos platform becomes more accepted, we believe it will drive, possibly exponentially, Transaction Volume on Kratos, which is the key driver of our revenue because it not only drives Transaction Fees it also primarily drives our Trade Finance Volume, which drives Trade Finance Fees. The

Total Transaction Volume increased by approximately $6.2 billion, or 163.1%, to approximately $10.0 billion for the fiscal year ended February 28, 2021 compared to approximately $3.8 billion for the fiscal year ended February 29, 2020.

Wide-spread market acceptance of Kratos and the continuing introduction of new modules, which are expected to create new revenue streams, also have the potential to drive significant increases in our revenues. On September 23, 2020, the Company announced the introduction of an Insurance module and on January 8, 2021 the Company announced the introduction of a Logistics module.  If usage of Kratos does not increase as quickly as we believe it will, it could adversely impact our revenue growth rates. Increased usage of the Kratos platform and its service offerings will be dependent in part on our ability to include functionality and usability that address customer requirements, and optimally price our products and services to meet customer demand and cover our costs.

Prices and the Volume of Products Sold

Our revenues and results of operations for any given period are driven by the Transaction Volume of products purchased and sold by Kratos users during the period on the platform’s Trade Discovery sub-module, because in addition to Transaction Fees we earn, this also primarily drives our Trade Finance Volume and the Trade Finance Fees we earn. While a decline in product prices will not lead to a loss for us, as the facilitator of product transactions, any decrease in product prices, assuming no change in the quantity of the product transacted, would result in a proportional decrease to our platform fee. Furthermore, significant fluctuations in a products price could affect such consumption and trading volumes in general, which in turn could have a significant adverse effect on our results of operations. Products prices and the volumes produced and sold are influenced by many factors, including the supply of and demand, speculative activities by market participants, global political and economic conditions and related industry cycles and production costs in major producing countries. Prices may move in response to changes in production capacity in a particular market, for example as a new asset comes online or when a large producer experiences difficult operational issues or is impacted by a natural disaster.

Availability of Financing Sources

As we do not provide trade financing ourselves, our ability to facilitate trade financing and earn revenue from our Trade Finance sub-module is entirely dependent on the willingness of lenders and other traders using the Trade Finance sub-module to finance the transactions and provide trade credit. As a result, the availability of financing from lenders using the Trade Finance sub-module is a key driver of our overall business and results of operations. Some lenders are only willing to provide trade financing where credit insurance is available, so Trade Finance Volume is also linked to the availability of credit insurance.

Completion of the Business Combination

The Business Combination was consummated on November 10, 2020, and we have generated non-operating income in the form of interest income on cash and cash equivalents and other investments upon completion of the Business Combination in connection therewith. Since the completion of the Business Combination, we have incurred increased expenses as a result of being a public company (including, for legal, financial reporting, and compliance) and no longer have the benefit of accumulated tax losses from our formerly related parties. Our expenses have increased substantially since the closing of the Business Combination.

Pursuant to IFRS, the Business Combination will be accounted for as the continuance of Fintech with recognition of the identifiable assets acquired and the liabilities assumed of Netfin at fair value. Operations prior to the Business Combination will be those of Fintech from an accounting point of view.

We believe that the following key factors will also affect our results of operations in the future.

Delisting of the Company’s Securities

On February 1, 2022, the Company received notice from the Staff stating that the Panel had denied the Company’s appeal of the Staff’s Determination to delist and suspend trading of the Company’s securities on Nasdaq. With the Panel’s decision having been rendered, trading in the Ordinary Shares and the Triterras Warrants on Nasdaq was be suspended effective with the open of business on February 3, 2022.

The Company initially elected to appeal the Panel’s decision to the Listing Council within the applicable 15-day appeal period.  However, the Company has withdrawn the appeal, and instead, will focus on the relisting of the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal application process. The Company will work with external advisors to meet the listing requirements of Nasdaq, including financial, liquidity and corporate governance standards. However, there can be no assurance that a market for the Company’s securities will develop.

We expect that Nasdaq will complete the delisting of the Ordinary Shares and the Triterras Warrants by filing a Form 25 Notification of Delisting with the SEC.

The delisting of the Company’s securities by Nasdaq may negatively influence a current or potential customer’s decision to use the Kratos platform which could have a negative impact on the Company’s results of operations and cash flows.

Recent Expansion of Kratos’ Offering

We believe that the attractiveness of the Kratos platform is and will be the ability to bring together the entire trading and trade finance ecosystem of buyers, sellers, traders, financiers, insurers and logistics providers to facilitate trading and trade finance. In order to do so, we will need to continue to expand our product offerings.  Recent offering additions include Insurance, and Logistic modules.

The Insurance module provides Kratos’ traders access to leading insurers, initiate inquiries, get quotes and sign up for insurance coverage directly.

The Logistics module digitizes key information to enable shipbrokers, operators and shipowners to do business together, further with their trading partners, within the Kratos digital platform.  The module eliminates the redundancies of paper-and-mail based legacy systems and helps the counterparties to better manage their assets and maximize decision making. The company does not currently plan to charge an additional fee for users that source logistics services on Kratos but believe the availability of logistics on Kratos will drive increased Transaction Volume and user growth.

Our Supply Chain module (offered from mid-2021 onwards) expands Kratos beyond commodities and focuses on the SME suppliers to large “anchor” buyers. The lender will provide immediate payment at the request of small suppliers who have otherwise offered deferred payment terms to the anchor buyer. We plan to charge suppliers that opt for supply chain finance a sourcing fee based on the amount financed.

Acquisition of all of the Outstanding Share Capital of IB Holdings LTD and Techfin Solutions FZCO.

On May 20, 2021, Fintech entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire all of the outstanding share capital of IB Holdings LTD (the “IB Holdings” or “Invoice Bazaar”), a privately-held United Arab Emirates-based supply chain finance company with operations in the United Arab Emirates and offices in Dubai and India, along with all of the share capital of Techfin Solutions FZCO (“Techfin”), a 99%-owned subsidiary of IB Holdings (the “Acquisition”).

Pursuant to the Purchase Agreement, by and among Fintech and the individuals listed in Schedule 1 thereto as sellers (the “IB Sellers”), Fintech agreed to acquire all of the shares of IB Holdings and Techfin for (i) an initial cash payment of $4.0 million, (ii) deferred cash consideration of $2.0 million payable in two $1.0 million tranches upon the earlier of each of the first and second anniversary of the initial cash payment, or the achievement of cumulative revenue milestones and (iii) up to $2.0 million in earn-out consideration, subject to achievement of certain revenue milestones and continued service with IB Holdings of certain members of the IB Holdings’ founding team. The IB Sellers will be additionally entitled to receive a portion of the proceeds of any sale of e-commerce business by Fintech within 24 months of the closing of the Acquisition.

The Invoice Bazaar platform allows the Company to provide an alternative form of financing on the Kratos platform which we believe will increase utilization of the Kratos platform by entering into new markets and diversify our innovative offerings.

Investment into a Cayman Islands fund, Trade Credit Partners Ltd.

The Company subscribed to the shares in Trade Credit Partners Ltd., a Cayman Islands exempted fund that exclusively invests in and manages trade finance assets “Trade Credit Partners”), for the sum of $15 million in August 2021 and subsequently in September 2021, subscribed a further $10 million into the said fund. The parties’ endeavor to execute the transactions on Kratos. The Company believes that this strategic investment is in line with its business strategy to evolve its business and will help attract new customers on the Kratos platform.

The Company will be reducing its investment in Trade Credit Partners to a level where the Company will not be required to comply with the Investment Company Act.

On an ongoing basis, the Company will conduct periodic testing prior to our acquisition or investment of assets, to ensure that the Company will not be deemed to be primarily engaged in an investment company business.

Class-Action Lawsuit

See “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.”

Share Repurchases

On January 18, 2021, the Company announced a share repurchase program of up to $50.0 million of its ordinary shares and it commenced the program on February 12, 2021. As of February 28, 2021, the Company had spent $14.3 million on repurchasing 1,831,532 ordinary shares at an average price per share of $7.79 per share and incurred commission costs of $37,000. On April 20, 2021, the Company completed its share repurchase program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000. As of the date of this Annual Report, the Company had 6,671,788 treasury shares compared to 1,831,532 treasury shares as of February 28, 2021. The weighted average number of treasury shares for the fiscal year ended February 28, 2021 was 33,895.

Business Segment

The Company operates a single operating segment, the trading platform business. The activities of the operating segment have similar economic characteristic. The internal financial information provided to the Company’s chief operating decision maker, the Company’s CEO, is of the trading platform business. The Company has concluded that the trading platform business is the Company’s only reportable operating segment.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in this Annual Report. The following table sets forth our results of operations for the periods presented:

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
Revenue (total)	$55,473,725	$16,898,178	―
Costs and expenses:
Cost of Revenue	(4,167,967)	(103,631)	―
Research and Development	(189,029)	(9,172)	(853,677)
Marketing and sales	(4,342,591)	(21,241)	(42,453)
General and administrative	(14,382,806)	(1,406,087)	(1,133,296)
Impairment - trade receivables	(3,925,335)	(183,232)	—
Impairment - intangible assets	(1,907,503)	—	—
Impairment - contract costs	(1,100,000)	—	—
Total costs and expenses	(30,015,231)	(1,723,363)	(2,029,426)
Results from operating activities	25,458,494	15,174,815	(2,029,426)
Other income	113,456	—	―
Change in fair value of warrant liabilities	26,111,685	—	―
Finance income	48,011	1,342	607
Finance cost	(130,490)	(2,817)	(9,256)
Net finance costs	(82,479)	(1,475)	(8,649)
Profit/(Loss) before income tax	51,601,156	15,173,340	(2,038,075)
Income tax expense	(6,348,444)	(1,592,549)	―
Total comprehensive income/(loss), representing net profit/(loss) for the year	$45,252,712	$13,580,791	$(2,038,075)
Earnings/(loss) per share-Basic and diluted	$0.74	$4.07	$(20,381.00)

Comparison of Fiscal Years ended February 28, 2021 and February 29, 2020

Revenue

The table below set forth details of our revenue for the fiscal years indicated.

	Year ended February 28, 2021	Year ended February 29 2020	% increase
License fees	$30,918	$8,458	265.5%
Platform service fees	55,442,807	16,889,720	228.3%
Total revenue	$55,473,725	$16,898,178	228.3%

Our revenue is primarily derived from platform service fees from both the “Trade Discovery” sub-module of the Kratos platform which launched in June 2019, as well as the “Trade Finance” sub-module of the Kratos platform which launched in February 2020, and license fees. Our revenue increased by $38.6 million, or 228.3%, to $55.5 million for the fiscal year ended February 28, 2021 compared to $16.9 million for the fiscal year ended February 29, 2020. Please read below for a discussion of the factors affecting the Company’s revenue.

Platform service fees increased by $38.6 million, or 228.3%, to $55.4 million for the fiscal year ended February 28, 2021 compared to $16.9 million for the fiscal year ended February 29, 2020.  The increase in revenue was primarily due to a $6.2 billion, or 163.1%, increase in Total Transaction Volume, which was primarily due to increased trading volume on the Kratos platform. This increase in revenue was due to the increase in Average Transaction Fee to 0.55% for the fiscal year ended February 28, 2021 as compared 0.44% for the fiscal year ended February 28, 2020. The Average Transaction Fee increase was primarily due to an increase in Total Transaction Volume along with an increase in the Financing Ratio to 34.1% for the fiscal year ended February 28, 2021 compared to 5.1% for the fiscal year ended February 29, 2020.

Of the revenue we generated for the fiscal years ended February 28, 2021, and February 29, 2020, $5.2 million, or 9.3%, and $4.5 million, or 26.7%, respectively, were attributable to services provided to related parties, namely Antanium Resources (previously known as Rhodium) and its subsidiaries. Since the fourth quarter of the fiscal year ended February 28, 2021, there have been no further transactions entered into on the Kratos platform by Rhodium and there are no due/to from balances with Rhodium.

The Company anticipates revenue to be flat to slightly down for the first six months ended August 31, 2021 when compared to the first six months ended August 31, 2020.  Trends impacting revenue, which are impacting SME traders, include supply chain disruption from COVID-19, extended business cycle times, reduced availability and increased premium rates for trade credit insurance, reduced liquidity and financial difficulties in the trade finance marketplace, reduced trading activity, and business suspensions and liquidations.

Costs and Expenses

Cost of revenue

Cost of revenue consists of (i) expenses related to operation of the IT platform, (ii) IT expenses and (iii) expenses related to cloud management (service fees and bandwidth costs). Our cost of revenue increased by $4.1 million, or 3,921.9%, to $4.2 million for the fiscal year ended February 28, 2021 compared to $0.1 million for the fiscal year ended February 29, 2020. This increase was primarily due to the increase in IT staffing and related expenses to support our increase in business volume. As a percentage of revenue, our cost of revenue was 7.5% for the fiscal year ended February 28, 2021 compared with 0.6% for the fiscal year ended February 29, 2020.  The primary driver of the increase in cost of revenue as a percentage of revenue for the fiscal year ended February 28, 2021, was related to the cost to operate the Kratos platform.

Research and Development

Research and development expenses primarily relate to the amortisation of IT expenses incurred for the design interface of the Kratos platform and other administrative expenses. We incurred $189,029 of research and development expenses for the fiscal year ended February

28, 2021, of which $141,644 was from the amortisation of capitalized development costs and $47,385 was from research and development activities that are expensed as incurred. We incurred $9,172 of research and development expenses for the fiscal year ended February 29, 2020, entirely related to the amortisation of capitalized development costs.

Marketing and Sales

Marketing and sales expenses consist of (i) marketing and promotional expenditures, (ii) consultancy services relating to business development and (iii) amortisation of contract costs. During the fiscal year ended February 28, 2021, the Company entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years. These costs are capitalised as it is directly attributable to obtaining a customer’s contract and the Company expects to recover these costs. The contract costs are amortized over the subscription period of 3 years.

Marketing and sales expenses were $4.3 million for the fiscal year ended February 28, 2021, compared to $21,241 for the fiscal year ended February 29, 2020. Please read below for a discussion of the factors affecting the Company’s marketing and sales expenses.

•

Consultancy services were $3.0 million for the fiscal year ended February 28, 2021, compared to zero for the fiscal year ended February 29, 2020. The Consultancy services for the fiscal year ended February 28, 2021, were primarily related to business development activities.

•

Amortisation of contract costs were $1.2 million for the fiscal year ended February 28, 2021 compared to zero for the fiscal year ended February 29, 2020 and were related to the advance payment of commissions paid to a third party for customer referrals which is amortized over the subscription period of 3 years.

•	Marketing and promotional expenditures were $141,490 for the fiscal year ended February 28, 2021, compared to $21,241 for the fiscal year ended February 29, 2020.

General and Administrative

General and administrative expenses consist of (i) staff costs (including salaries, traveling expenses, benefits and related items), (ii) management fees (which relate to staff costs, accounting and administrative support services and office space recharges from the intermediate holding company), (iii) professional fees (including fees for lawyers), (iv) consultancy fees and (v) depreciation of right-of-use assets.

Our general and administrative expenses increased by $13.0 million, or 929.9%, to $14.4 million for the fiscal year ended February 28, 2021 compared to $1.4 million for the fiscal year ended February 29, 2020. Please read below for a discussion of the factors affecting the Company’s general and administrative expenses.

•

Staff costs increased by $4.9 million to $5.2 million for the fiscal year ended February 28, 2021 compared to $325,598 for the fiscal year ended February 29, 2020.  The increase was primarily due to additional staff hires to support the growth of the Company.

•

Legal fees increased by $5.2 million to $5.3 million for the fiscal year ended February 28, 2021 compared to $36,032 for the fiscal year ended February 29, 2020.  The increase was primarily related to litigation costs and related reserves.

•

Professional fees increased by $0.9 million to $1.0 million for the fiscal year ended February 28, 2021 compared to $86,693 for the fiscal year ended February 29, 2020.  The increase was primarily due to compliance related activities.

•

Management fees increased by $806,830 to $1.7 million for the fiscal year ended February 28, 2021 compared to $915,000 for the fiscal year ended February 29, 2020.  Management fees relate to staff costs, accounting and administrative support services and office space recharges from related companies.  The key management personnel have been transferred to Triterras subsequent to the Business Combination.

•

Consultancy fees increased $702,814 to $771,314 for the fiscal year ended February 28, 2021 compared to $68,500 for the fiscal year ended February 29, 2020.  The increase was primarily related to investor relations, general business, litigation and compliance support.

•

Depreciation of right-of-use assets was $115,9 for the fiscal year ended February 28, 2021 compared to zero for the fiscal year ended February 28, 2021. We did not lease any office premises during the fiscal year ended February 29, 2020.

The Company expects general and administrative expenses to increase significantly for the first six months ended August 31, 2021 when compared to the first six months ended August 31, 2020 due to increases in staffing costs and professional advisors’ expenses.  These increases are attributed to activities associated with operating as a public company (including implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies), on-going general corporate, regulatory and legal compliance requirements and the retention of external advisors in connection with the independent internal investigation, and the class action lawsuit.  In addition, the Company will incur additional expenses as it takes steps to relist its securities on a public exchange.

Impairments

Trade Receivables

Impairment loss on trade receivables consists of impairments of past due receivables for services provided by the Kratos platform, which are invoiced to users on a monthly basis and are payable in 90 days. We recognized an impairment loss on trade receivables of $3.9 million for the fiscal year ended February 28, 2021, based on our expected credit losses on $27.0 million in total gross carrying amount of trade receivables as of February 28, 2021. Of the total gross carrying amount of trade receivables, $13.2 million, or 49.1% were past due as of February 28, 2021. We recognized an impairment loss on trade receivables of $183,232 for the fiscal year ended February 29, 2020, based on our expected credit losses on $13.5 million in total gross carrying amount of trade receivables as of February 29, 2020.

Intangible Assets

Due to the nature of the business of Triterras as a fintech platform, the company's intangible assets consist mainly of software and related IP.  The characteristic of platform software is its fast evolution partly in response to an ultra-competitive market competition where service level enhancement and minimization of platform performance latency is paramount.  This implies that fast prototyping and time to market is imperative, and a concomitant side effect is that impairment tests are an integral part of the software application development life cycle as part of a normal course of business.

At each reporting period the Company is required to assess whether or not the carrying value of its intangible assets are in excess of their fair value.  If the carrying value of intangible assets is in excess of their fair value, an impairment charge is taken to reduce the carrying value to equal its fair value.  The determination of fair value requires the use of estimates and judgments.  Fair value is determined by applying a discounted cash flows model (“DCF”) to determine the value in use or the net realizable value.  Inputs to a DCF model include estimates of the performance of the business over a period of time and a discount rate. The discount rate used reflects a weighted average cost of capital for a representative peer group of financial technology companies. In developing the DCF, the company considered the adverse effect from the short report, the impact of the delisting of our securities and the class action lawsuit along with global and industry specific economic factors impacting the financial technology marketplace. In particular, the company considered the applicable software generation and requirements for migration to new architectures.  Based on this assessment, we have determined that the carrying value of our intangible assets on the Consolidated Statement of Financial Position as of February 28, 2021 is in excess of their fair value.  As a result, the Company has recorded an impairment charge of $1.9 million for the fiscal year ended February 28, 2021.

Contract Costs

The Company entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing with the customer a 3-year subscription agreement that incorporates a condition to achieve an agreed target volume. These costs were capitalised as they are directly attributable to obtaining a customer’s contract which the Company expects to recover through referrals made by the external party.  The contract costs are amortized over the subscription period of 3 years.  The Company has concluded that certain customers referred by the external party will not meet the target volume anticipated in the subscription agreement.  As a result, the Company has recorded an impairment charge of $1.1 million.

Other Income

We had other income of $113,000, which was primarily related to recognition in the period of a government grant received in connection with the development of the Kratos platform in the fiscal year ended February 28, 2021. We had no other income for the fiscal year ended February 29, 2020.

Change in fair value of warrant liabilities

Outstanding warrant liabilities are remeasured to an updated fair value at each reporting period with changes in fair value recorded to “warrant liabilities” in the consolidated statement of financial position and to “change in fair value of warrant liabilities” in the consolidated statement of comprehensive income. See “Note 17 – Warrant Liabilities” in the notes to our consolidated financial statements included in this Annual Report for a description how the fair value of warrants are determined.  We expect to incur incremental income (expense) for the fair value adjustments until warrants are either exercised or expire. At February 28, 2021 the fair value adjustment resulted in $26.1 million of income.

Triterras Public Warrants and Private Warrants as of February 28, 2021 were valued using Level 1 and Level 2 Inputs, respectively.  As a result of the delisting of the Company’s securities by Nasdaq, valuations of the Triterras Warrants, after the date of the delisting, will be valued using Level 3 inputs until such time that there is an observable market quote for the Triterras Warrants.

Net Finance Cost

Finance income comprises interest income and foreign exchange gains. Finance costs comprise bank charges, interest expense and foreign exchange loss. Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in a net gain or net loss position.

Our net finance cost increased by $81,004 to $82,479 for the fiscal year ended February 28, 2021 compared to $1,475 for the fiscal year ended February 29, 2020.  The increase was primarily due to a $75,506 increase in interest expense and a $40,036 foreign exchange loss, which was partially offset by a $47,802 increase in interest income.

Income Tax Expense

Our income tax expense for the fiscal year ended February 28, 2021 was $6.3 million for an effective tax rate was 12.3%, which is lower than the statutory tax rate of 17% in Singapore. The lower effective tax rate was primarily the result of tax exempt income.

Our income tax expense for the fiscal year ended February 29, 2020 was $1.6 million. For the fiscal year ended February 29, 2020, our effective tax rate was 10.5%, which was lower than the statutory tax rate of 17% in Singapore. This was primarily due to the impact of unutilized tax losses carried forward from the prior period and tax losses available to be utilized from our related parties.

Comparison of the Fiscal Years ended February 29, 2020 and February 28, 2019

Triterras Inc. was incorporated on January 11, 2018 and the initial commercial launch of the Kratos platform occurred in June 2019.  For the fiscal year ended February 28, 2019, the Company only incurred costs of $2.0 million related to the launch of the Kratos platform.

Non-IFRS Financial Measures

We use certain measures derived from financial data but not presented in our financial statements prepared in accordance with IFRS, which include primarily EBITDA*. Non-IFRS financial measures in this Annual Report are indicated by “*”. We calculate EBITDA* by adding net finance costs, income tax expense, depreciation, amortisation of intangible assets, amortisation of contract costs, change in fair value of warrant liabilities, to our profit for the year. Adjusted EBITDA* is not a measurement of financial performance or liquidity under

IFRS and should not be considered as an alternative to profit for the period, operating income or any other performance measures derived in accordance with IFRS or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of Adjusted EBITDA* may not be comparable to similarly titled measures presented by other companies. We use Adjusted EBITDA* and related measures to facilitate company-to-company and period-to-period comparisons and reflect our core performance, because it excludes the effects of income tax expense, net finance costs, depreciation and amortisation. Our management also believes that Adjusted EBITDA* and related measures are used by investors, analysts and other interested parties as measures of financial performance.

Adjusted EBITDA* is reconciled to profit for the year, its most closely comparable IFRS measure, in the tables below:

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
Profit for the year	$45,252,712	$13,580,791	$(2,038,075)
Depreciation	147,295	1,284	1,071
Amortisation of intangible assets	141,644	9,172	—
Amortisation of contract costs	1,153,831	—	—
Net finance costs	82,479	1,475	(8,649)
Change in fair value of warrant liabilities	(26,111,685)	—	—
Income tax expense	6,348,444	1,592,549	—
Adjusted EBITDA*	$27,014,720	$15,185,271	$(2,045,653)

Our Adjusted EBITDA* increased by $11.8 million, or 77.9%, to $27.0 million for the fiscal year ended February 28, 2021 compared to $15.2 million for the fiscal year ended February 29, 2020.  The increase was primarily due to increased volume on the Kratos platform.  Our Adjusted EBITDA* of ($2.0 million) for the fiscal year ended February 28, 2019 consists primarily of development related costs for the Kratos platform which had not yet launched commercially during the fiscal year ended February 28, 2019.

B.	Liquidity and capital resources

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our businesses. As of the date of this filling, we believe that our cash from operations is sufficient to fund ongoing operations, including development costs for the Kratos platform, and other capital expenditure for at least the next 12 months. The Company’s cash and cash equivalents at February 28, 2021 reflected primarily the generation of cash through operations, proceeds from capitalization of Netfin shares, net of redemptions and issuance costs offset in part by cash utilized in the Company’s stock buyback program, net of utilizations.

As of February 28, 2021, we had cash and cash equivalents of $134.0 million which excludes $35.7 million of restricted cash being held to repurchase the Company’s common share under the announced share buyback program. The Company’s cash balances are substantially held in U.S. Dollars.  As of February 28, 2021, our “trade receivables – from external customers” were $22.9 million and our “trade receivables – from related companies”

were zero. Trade and other receivables are generally payable an average of 90 days following invoice generation (in May 2021 we extended our payment term to 120 days).  As of February 28, 2021 49.1% of gross trade receivables are past due. As of the date of this Annual Report, 94% of the outstanding trade receivables as of February 28, 2021 have been collected.  Of the trade receivables outstanding as of August 31, 2021, 63% are outstanding as of the date of this Annual Report.  During the fiscal year ended February 28, 2021, the Company recorded an additional impairment loss on trade receivables of $3.9 million. We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers because of COVID-19.

As noted above, we expect that Nasdaq will complete the delisting of the Ordinary Shares and the Triterras Warrants by filing a Form 25 Notification of Delisting with the SEC. The delisting of the Ordinary Shares and Triterras Warrants will likely affect the liquidity of such securities and could inhibit or restrict our ability to raise additional financing, among other things.

Although the Company will pursue the relisting of the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal application process, there can be no assurance that the Company’s securities will be re-listed on Nasdaq or that a future market for the Company’s securities will develop. The delisting of the Company’s securities by Nasdaq may negatively influence a current or potential customer's decision to use the Kratos platform which could have a negative impact on the Company’s operating cash flows.

Cash Flows

The following table sets forth our cash flows for the fiscal years presented:

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
Cash generated from/(used in) operating activities	$24,241,189	$287,669	$(5,003,368)
Cash used in investing activities	(9,375,690)	(115,149)	(3,854)
Cash generated from/(used in) financing activities	154,681,407	(10,000)	5,010,000
Net increase in cash and equivalents	169,546,906	162,520	2,778
Cash and equivalents at beginning of year	165,298	2,778	—
Less: Restricted cash	(35,686,643)	—	—
Cash and equivalents at end of year	$134,025,561	$165,298	$2,778

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for noncash items, changes in working capital and income tax expense. The timing between the conversion of our trade receivables into cash from our customers and distributions to our employees and vendors are the primary drivers of changes to our working capital.

Net cash from operating activities increased by $23.9 million to $24.2 million for the fiscal year ended February 28, 2021, compared to $0.3 million for the fiscal year ended February 29, 2020. The increase in net cash provided by operating activities is primarily due to a $18.6 million increase in net income after adjusting for non-cash items, a $9.4 million change in other payables primarily related to increases in accruals and provisions and a $3.2 million change in other current assets primarily related to prepaid insurance, offset in part by a $5.4 million change in contract costs paid related to prepaid customer referral commissions and a $1.7 million change in trade receivables (please see the discussion above regarding the impact trade receivables have on our operating cash flows).  Cash used in operating activities for the fiscal year ended February 28, 2019 were for expenditures related to the launch of the Kratos platform.

Investing Activities

Net cash used in investing activities is related to development of our Kratos platform, business acquisitions and acquisitions of plant and equipment

Net cash used in investing activities increased by $9.3 million to $9.4 million for the fiscal year ended February 28, 2021, compared to $0.1 million for the fiscal year ended February 29, 2020. The increase in net cash used in investing activities is primarily related to the development of the Kratos platform.

As discussed earlier in Item 5, the Company will be using cash, subsequent to the fiscal year ended February 28, 2021, to acquire IB Holdings for up to $8.0 million. IB Holdings will be additionally entitled to receive a portion of the proceeds for any sale of e-commerce business by Triterras within 24 months of the closing of our acquisition of IB Holdings. The Company will also be using cash of $25 million to subscribe to shares in Trade Credit Partners Ltd.

Financing Activities

Net cash provided by financing activities increased by $154.7 million, which was primarily related to proceeds from capitalisation of Netfin shares, net of redemptions and issuance costs of $99.2 million and warrants assumed of $69.9 million. This increase was primarily offset by the purchase of shares of the Company’s Ordinary Shares through the Company’s share buyback program of $14.3 million.  (On April 20, 2021, the Company completed its share buyback program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000.)  Cash provided by financing activities for the fiscal year ended February 28, 2019 relate to proceeds from a loan that was paid off during the fiscal year ended February 29, 2020 from the proceeds from the issuance of ordinary shares.

The delisting of the Company’s Ordinary Shares and Triterras Warrants by Nasdaq may negatively impact the Company’s future ability to raise funds in capital markets.

Capital Expenditures

We expect that for the year ending February 28, 2022, we will spend approximately $54 million for the development of the Kratos platform and expansion of our operations, most of which will be funded from cash and cash equivalents.

While we have no other capital expenditures planned for the fiscal year ending February 28, 2022, other than the IB Holdings acquisition and the Trade Credit Partners subscription previously discussed in Item 5, we are an opportunistic organization and any opportunities that arise for accretive acquisitions of existing offline businesses in the trading ecosystem, whose customer base could increase the growth of Kratos, or certain technology offerings, such as artificial intelligence, analytics and dashboard reporting, credit scoring and rating solutions and payment processing solutions, which would allow for additional features to be added to Kratos, may be considered.

Contractual Obligations

The following table sets forth certain information about our contractual obligations as of February 28, 2021:

	Total	Within 1 year	Within 1 to 5 years	More than 5 years	More than 5 years
2021
Lease payments	$1,128,965	$260,429	$868,536	$—	$—

Subsequent to the fiscal year ended February 28, 2021, the Company extended its office lease in Singapore for another three years.  With the acquisition of IB Holdings on May 20, 2021, the Company now leases office space in Dubai and during the fiscal year ended February 28, 2022 the Company entered into a lease for an office in the UK.

Off Balance Sheet Arrangements

None.

C.	Research and Development, Patents and Licenses, etc.

For the periods presented, expenditure on research activities are recognised in profit or loss as incurred.  Development expenditure are capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable from license and platform fee charges to platform users and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in profit or loss as incurred. Subsequent to initial recognition, development expenditures are measured at cost less accumulated amortisation and any accumulated impairment losses.  Capitalised development expenditures are measured at cost less accumulated amortisation and accumulated impairment losses.

Research and Development

We have built our Kratos platform in-house. We employ and outsourced research and development personnel to enhance the Kratos platform and develop new modules for the Kratos platform. As of February 28, 2021, we had 7 employees involved in research and development activities.

For the fiscal year ended February 28, 2021, we spent $9.9 million ($9.7 million of which was capitalised) and for the fiscal year ended February 29, 2020 we spent, $309,000 ($300,000 of which was capitalised).

Intellectual Property

“Kratos” is a registered trademark in Singapore.

D.	Trend Information

Other than as disclosed in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, as such, we are not required to disclose our critical accounting estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Management

The directors and Executive Management information below is as of the filing date of this Annual Report.

1.Board of Directors and Executive Management

Name	Age (as of February 28, 2022)	Position
Srinivas Koneru	61	Director, Executive Chairman and Chief Executive Officer
Alvin Tan	49	Director and Chief Financial Officer
Adrian Kow Tuck Hoong	55	Independent Director
Richard M. Maurer	73	Director
Yong-Moon Kim	59	Independent Director
Lilian Koh Nee Noi	58	Independent Director
Jayapal Ramasamy	64	Independent Director
Kenneth Stratton	66	Independent Director
James H. Groh, Sr.	69	EVP, Investor Relations
Ashish Srivastava	40	Chief Commercial Officer
Sri Vasireddy	50	Chief Technology Officer

As of February 28, 2021, our board of directors consisted of seven directors, Srinivas Koneru, Alvin Tan, Richard M. Maurer, Kenneth Stratton, Matthew Richards, Adrian Kow Tuck Hoong and Vanessa Slowey. In April 2021, Ms. Slowey and Mr. Richards resigned as directors, and Messrs. Jayapal Ramasamy and Yong-Moon Kim and Ms. Lilian Koh Nee Noi were appointed as new directors, with effect from April 28, 2021, to fill in the vacancies.

As a result, as of the date of this Annual Report, our board of directors consists of eight directors, Srinivas Koneru, Alvin Tan, Richard M. Maurer, Kenneth Stratton, Adrian Kow Tuck Hoong, Jayapal Ramasamy, Yong-Moon Kim and Lilian Koh Nee Noi.

Set forth below are the biographies of each of our current directors and Executive Management:

Srinivas Koneru is the Executive Chairman of the board of directors and the Chief Executive Officer of Triterras, Inc. and has served in such capacities since the completion of the Business Combination in November 2020. Mr. Koneru established the operating entity, Fintech, in 2018 and has served as a director of Fintech since its formation. Mr. Koneru has over 35 years of professional experience focused on technology and manufacturing. Prior to founding Fintech and developing the Kratos platform, Mr. Koneru invested to co-found Antanium Resources Pte Ltd in 2012, and has subsequently been a member of the board of directors and risk committee of Antanium Resources Pte Ltd and board of directors of

Antanium Global Pte Ltd and Antanium Holdings Pte. Ltd. Prior to investing in Antanium Resources Pte. Ltd., Mr. Koneru exited Exxova Inc., an IT development and services company, in 2010. He grew revenues in this business from zero to over $80 million. Prior to this, Mr. Koneru was a partner and Chief Executive Officer of Lanco Global Systems, Inc., where he successfully turned around three underperforming IT companies. Before Lanco, Mr. Koneru worked for a large systems integrator at GE Power Systems in the United States, leading a team of over 200 consultants to provide business intelligence solutions worldwide. Prior to this, Mr. Koneru assisted his family businesses. Mr. Koneru holds a degree in Mechanical Engineering from BMS College of Engineering, Bangalore, India.

Alvin Tan has served on our board of directors and as our Chief Financial Officer since November 10, 2020. Mr. Tan has over 20 years of financial experience in several leading commodity trading firms. Mr. Tan spent 15 years at Cargill, under Cargill Trade & Structured Finance Pte Ltd and Cargill Asia Pacific Treasury Ltd from August 1998 to January 2012. Prior to joining Fintech, Mr. Tan worked at Golden Agri Resources, Musim Mas Holdings and Rhodium Resources from February 2012 to November 2020. Mr. Tan has a proven track record in enhancing shareholder value by increasing profits and cash flows through improving effectiveness and efficiency of various financial and management functions Mr. Tan also has strong business acumen and skills in leadership, financial management, and analytics. He brings with him a wealth of experience in system implementations, transfer pricing, business process improvements, and cost controls. He has proven resourcefulness and problem-solving abilities across different scenarios and jurisdictions. Mr. Tan is a Certified Public Accountant and holds a degree in Accounting and Finance from Curtin University of Technology.

Adrian Kow Tuck Hoong was appointed to our board of directors on January 29, 2021. He brings to Triterras more than 30 years of experience and leadership in financial planning and reporting, strategic and corporate finance, and risk management. Throughout his career, he has held senior leadership positions with leading global companies, including being the Group Chief Financial Officer of Boardroom Limited,  a corporate and advisory services company,  from August 2015 to July 2020, Lagardère Sports,  a sports marketing agency, from October 2007 to July 2015,Star Sports (formerly ESPN Star Sports), a group of Indian multinational cricket centric pay television sports channels owned by Star India, a subsidiary of The Walt Disney Company India, from November 2005 to September 2007 and Nortel Networks Corporation, a former Canadian multinational telecommunications and data networking equipment manufacturer from September 1997 to December 2004. Mr. Kow earned a Bachelor of Commerce (B. Comm) degree with an emphasis in Accounting and Economics from the University of Melbourne. He is a member of both the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He is also a Chartered Financial Analyst (CFA).

Richard M. Maurer has served on our board of directors since November 10, 2020 and served as Netfin Acquisition Corp.’s Chief Executive Officer from April 2019 until its Business Combination with Triterras in November 2020. For more than 40 years, Mr. Maurer has been actively involved in private equity, corporate governance and corporate executive, financial and operational management. Since January 2012, Mr. Maurer has been actively seeking and making private equity investments for his own account in Asia and South East Asia, including India, Malaysia, Singapore and Hong Kong. During November 2016, Mr. Maurer founded Longview Resources Group, a Hong Kong based and headquartered international commodity trading group. Since Longview’s founding, it has acquired and merged with three international commodity trading companies in Hong Kong, Singapore and Malaysia) and formed three additional commodity trading companies (in the United States, United Kingdom and Australia).

Mr. Maurer divested Longview in October, 2021 and concurrently resigned as a director and officer of each of the companies within the Longview group. Mr. Maurer was a Certified Public Accountant with Price Waterhouse & Co. and earned a BS degree in Business Management from Point Park University and an MBA degree from The Joseph M. Katz Graduate School of Business at The University of Pittsburgh.

Yong-Moon Kim has served on our board of directors since April 28, 2021. He was a founder of the first Korean robo-advisor PKI, which was selected for the Korean government’s fintech “sandbox.” He also served as an advisor to Smartforecast, a Korean machine-learning fintech startup focusing on AI-driven portfolio management from February 2017 to March 2019 and Tenspace, an AI-driven credit rating fintech startup from February 2020 to present. Mr. Kim’s investment and capital markets experience includes serving as Managing Director and Head of Global Equities at Credit Suisse Asset Management from July 2007 to February 2009, where he led a team of portfolio managers in Zurich, London, New York, Tokyo, and Singapore. His many accomplishments at Credit Suisse include creating joint ventures with ICBC in China and Woori Financial Group in Korea, building a fund distribution channel in Japan, and rebuilding Credit Suisse’s private client practice in the UAE. Prior to Credit Suisse, Mr. Kim served as the inaugural Head of Mirae Asset Global Investments, a financial services group headquartered in Seoul, South Korea from April 2004 to May 2007. Mr. Kim holds a BA in East Asian Studies from McGill University. Mr. Kim also holds an MBA from the University of Chicago Booth School of Business with a major in international finance and accounting. He is licensed by the Hong Kong Securities and Futures Commission as a Responsible Officer for Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

Lilian Koh Nee Noi has served on our board of directors since April 28, 2021 and brings to Triterras 30 years of experience in information technology, including nearly a decade of working on large-scale computerization projects for the Singapore government. She has served as the founding Chairman and Chief Executive Officer of iAPPS Pte Ltd., a financial technology company specializing in mobile app development and marketing, since 2012. Ms. Koh Nee Noi is also a senior member of the Singapore Computer Society since December, 2002. Ms. Koh Nee Noi founded Network Integration Systems & iCommerce (NIS Group) an internet centric b2b2c electronic commerce company that successfully developed one of the world’s first Electronic Data Interchanges (EDI) over the internet, developed Singapore’s first internet commerce management system in 1995, and received the SingaporeONE Pioneer Award in 1997 for the first B2B2C supermarket e-commerce system for Cold Storage. She co-developed curriculum and lectured for National University of Singapore’s Institute of Logistics’ RFID Master Class programme from 2004 to 2006 and launched the RFID/Internet of Things Summit with Thailand’s Ministry of Information and Communication in 2006. She served as a judge for Singapore’s inaugural e-Government Excellence Awards in 2013, which was jointly organized by Singapore’s Ministry of Finance and Infocomm Development Authority of Singapore. Ms. Koh Nee Noi was recognized by The Singapore Women’s Weekly magazine as one of the ‘Great Women of Our Time 2015’ for her career achievements and contributions in science and technology.

Jayapal Ramasamy has served on our board of directors since April 28, 2021 and he brings significant international tax, accounting, and finance experience to Triterras’ Board. Mr. Jayapal is a Fellow of the Association of Chartered Certified Accountants UK (FCCA), the Fellow Institute of Singapore Chartered Accountants (FCA) and Fellow of CPA Australia (FCPA). Mr. Jayapal has served as the Deputy President of UK Accounting Group, McMillan

Woods International since November 2012, and has been instrumental in developing the Asian network for McMillan Woods, particularly in India, Bangladesh, Pakistan and Sri Lanka. He has served as a director at Alliance Corporate Services Pte Ltd., a group that specializes in offshore company formation and offers nominee services for offshore businesses in prime offshore jurisdictions, since April 2010, Chairman of Hallmark Capital Pte Ltd., since August 2015 a company that serves the corporate finance and related needs of growing companies and Chairman of Hallmark Nominee Services Pte Ltd Singapore since June 2004. He also is a board member of ANSA India Pte Ltd since March 2010, a member of the Board of Governors of St. John International School, Malaysia since January 2011 and the Deputy Chairman of International Student Recruitment Center Pte Ltd since October 2010. He is as one of the Founder Members and Past President of the Institute of Management Consultants (IMC). Mr. Jayapal served on the boards of directors of various companies, including Savant Infocom PLC, Panel Kerr Forster, Parker Randall, Parker Randall Sdn Bhd, Parker Randall India Pvt Ltd, AEC Edu Group Pte Ltd, and Sindia Property Group Pte Ltd. He previously was a Council Member serving on the Singapore Branch at the Association of Chartered Certified Accountants (ACCA). He studied ACCA in London through Emile Woolf College of Accounting, became a member of ACCA in 1985 and a Fellow in 1990. He co-authored several books in taxation and tax management.

Kenneth Stratton has served on our board of directors since November 10, 2020. He is the CEO of Asia Pacific FI Training Pte. Ltd. in Singapore (“Asia Pacific FI Training”). Asia Pacific FI Training was established in Singapore in early 2013 with a key objective of designing and delivering sales, risk and product training across every aspect of corporate and international banking and he served in the position since March 2017 and from March 2013 to March 2015. At Asia Pacific FI Training, Mr. Stratton leveraged his experience in fintech and worked with some of the largest international banks (such as Standard Chartered Bank, DBS Bank Limited and ANZ Bank) to design and deliver training across corporate banking, including strategic sales and account management, product sales, working capital, structured trade and cash management. Prior to his current position, he served as a general manager at the Bank of Tokyo, Mitsubishi, in Singapore from April 2015 to February 2017. Mr. Stratton also served as managing director at DBS Bank Limited in Singapore from October 2010 to February 2013. While at DBS Bank Limited, his fintech solutions helped to double revenue streams from approximately SGD 700 million to approximately SGD 1.5 billion in two years. Altogether, Mr. Stratton has over 30 years of experience in the banking and supply chain finance industries, and over 20 years of experience developing fintech solutions. He holds a Diploma from Securities Institute of NSW and University of NSW, Sydney, Australia and is conversational in Japanese.

James H. Groh, Sr. has served as our Executive Vice President, Investor Relations since November 11, 2020. Mr. Groh has extensive experience in the financial and technology industry as an operating executive with both publicly traded and private companies, advisory and investment banking experience to companies seeking a listing in the U.S. capital markets and consulting experience as a workout/turnaround executive. Mr. Groh was Executive Vice President of International Imaging Materials (IIMAK), a company that develops, manufactures, and distributes printing, imaging and marking consumable supplies, from March 1986 to October 1995, including during their IPO listing on Nasdaq. Mr. Groh has also assisted over twenty companies in achieving their public listing goals in the United States as an advisor or investment banker. Mr. Groh previously held FINRA Series 7, 63 and 24 licenses. Mr. Groh’s experience in mergers and acquisitions and strategic planning resulted in his co-authorship of “The Road of Capital” published in 2014. He has served on the board of directors of International Imaging Materials Inc., Artpark, and the Canisius College Center for Entrepreneurship. Mr. Groh holds a bachelor’s degree in Engineering from Cornell University and an MBA with a concentration in Finance from the Rochester Institute of Technology.

Ashish Srivastava served as our Senior Vice President, Technology from November 10, 2020 until March 19, 2021 and has served as our Chief Commercial Officer since March 19, 2021. Mr. Srivastava has been certified by the Blockchain Council as a certified blockchain expert, since 2018, who has over 15 years of experience in technology and innovation. Mr. Srivastava began his career in the B2B industry as a Business Consultant, managing several software application projects in enterprise software application development, RFID technologies, fintech solutions and mobile application development. Mr. Srivastava holds an MBA from the International Institute of Information Technology, Pune and a bachelor’s degree in Information Technology from Manipal Academy of Higher Education.

Sri Vasireddy has served as our Chief Technology Officer since July 1, 2021. Mr. Vasireddy also served as a consultant of the Company from January 2021 until July 1, 2021. Prior to joining Triterras, from October 2018 to October 2020, Mr. Vasireddy served as Chief Technology Officer of global services and solutions at Hitachi Vantara, a company that offers storage solutions, other hardware, software, data analytics and consultation services for many areas of information technology (IT) and businesses, where he led the Cloud and the IoT solutions as a service platform business. Mr. Vasireddy joined Hitachi through an acquisition of REAN Cloud, a business he founded in November 2019 and REAN Cloud was recognized as a leader in the niche quadrant on Cloud Services Gartner Magic Quadrant, top company of the year in Northern Virginia technology council and it won a historic $950 million DoD Cloud services contract before being acquired by Hitachi. Mr. Vasireddy was one of the first employees in the Amazon Web Services (AWS) Worldwide Public Sector team and has led key migration and modernization projects for global organizations including the USTRANSCOM sprint to cloud, an initiative that received the DoD CIO award, global investment banking, mortgage (Ditech and RADIAN), American Heart Association and helping to develop next generation cloud solutions for large software companies like SAP, Symantec, Teradata, and Veritas. Mr. Vasireddy was recognized as an expert in cloud computing and supported Obama administration Cloud First initiative in the federal government, including: advising GSA in developing the Infrastructure as a Service (IaaS) Blanket Purchase Agreement (BPA) and Chief Engineer for Net Centric Enterprise Services, a Department of Defense web services initiative. Mr. Vasireddy holds a Master’s in Computer Science from George Mason University and an MBA from Duke University. He has developed a delivery model for cloud-based solutions that democratizes access to computing and accelerates innovation. He was also the Founding Director of a non-profit, Asha-Jyothi, which provides education for underprivileged kids in India.

Family Relationships

There are no family relationships between any of our members of Executive Management and directors or director nominees.

Independence of Directors

Although we expect that our securities will be delisted from Nasdaq, we voluntarily adhere to the rules of Nasdaq as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. Our board of directors has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with Nasdaq rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of Nasdaq define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

As of February 28, 2021, our board of directors consisted of seven directors, the following four of whom qualified as independent within the meaning of the independent director guidelines of Nasdaq and applicable SEC rules as of such date: Vanessa Slowey, Matthew Richards, Adrian Kow Tuck Hoong and Kenneth Stratton. As of the date of the filing of this Annual Report, our board of directors consisted of eight directors, the following five of whom qualified as independent within the meaning of the independent director guidelines of Nasdaq and applicable SEC rules as of such date: Kenneth Stratton, Adrian Kow Tuck Hoong, Jayapal Ramasamy, Yong-Moon Kim and Lilian Koh Nee Noi.

Risk Oversight

Our board of directors oversees the risk management activities designed and implemented by our management. Our board of directors executes its oversight responsibility both directly and through its committees. Our board of directors also considers specific risk topics, including risks associated with our strategic initiatives, business plans and capital structure. Our management, including our Executive Management, are primarily responsible for managing the risks associated with the operation and business of the Company and provide appropriate updates to the board of directors and the audit committee. Our board of directors delegates to the audit committee oversight of its risk management process, and its other committees also consider risk as they perform their respective committee responsibilities. All committees will report to our board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

B.	Compensation

Historically, compensation for our Executive Management has included annual cash bonuses earned for attaining short-term company and individual performance goals, as well as base salary. Each executive officer had an annual target bonus for the fiscal year ended February 28, 2021, which was paid out in whole or in part based on the performance delivered against achievement of specified goals relating to Company financial results and individual performance against set key performance indicators set at the start of each year. The exception to this compensation structure was the CEO, whose award was determined on a discretionary basis by the Board of Directors of Fintech. Annual bonus amounts earned for the fiscal year ended February 29, 2020 are included in the aggregate compensation amount disclosed below. Currently, our members of Executive Management do not receive equity-based compensation awards as part of their overall compensation package. The foregoing compensation programs were determined and administered by the board of directors of Fintech.

Fiscal Year 2021 Compensation

The aggregate compensation awarded to, earned by and paid to the current directors and Executive Management who were employed by, or otherwise performed services for, Fintech for the fiscal year ended February 28, 2021 was approximately $2,384,137 (using exchange rates as of February 28, 2021 of 1.3279 Singapore Dollars to one U.S. Dollar and 0.7179 British Pounds Sterling to one U.S. dollar). The total amount paid for pension, retirement or similar benefits to these individuals with respect to the fiscal year ended February 28, 2021 was approximately $12,612 (using the same Singapore and British exchange rates). Such renumeration was paid to the Executive Management directly by Fintech.

Current Executive Management and Director Compensation

Our policies with respect to the compensation of our Executive Management are administered by our board of directors in consultation with its compensation committee. The compensation decisions regarding our executives will be based on the need to attract individuals with the skills necessary for the Company to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the Company’s expectations. To that end, we believe that we have established an executive compensation program that is competitive with other similarly-situated companies in our industry. This includes establishment of base salary, cash annual bonus and long-term equity compensation awards that are, in each case, consistent with market practices and designed to incentivize, motivate and retain key employees.  The terms of cash annual bonuses and long-term equity compensation have not yet been finalized.

Equity Compensation — 2020 Long-Term Equity Incentive Plan

In connection with the Business Combination, our board of directors adopted a 2020 Long-Term Equity Incentive Plan (the “2020 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including Executive Management) and consultants of the Company and its affiliates and to enable the Company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success.

The purpose of the 2020 Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in the company and providing a means of recognizing their contributions to our success. Our board of directors believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

The aggregate number of Ordinary Shares that will be available for issuance under the 2020 Plan up to 9% of the sum of the total number of issued and outstanding Ordinary Shares as of consummation of the Business Combination on November 10, 2020. The compensation committee may make grants of awards under the 2020 Plan to key employees, in forms and amounts to be determined by the compensation committee based on the recommendations of an independent compensation consultant. No final decisions have been made with respect to grants of equity awards under the 2020 Plan.

Employment Agreements

In connection with the closing of the Business Combination, our board of directors approved employment agreements with (i) Srinivas Koneru, our founder, Executive Chairman, Chief Executive Officer, (ii) John Galani, our former Chief Operating Officer, (iii) Alvin Tan, our Chief Financial Officer and director, and (iv) James Groh, our Executive Vice President of

Investor Relations, and (v) Ashish Srivastava, our Chief Commercial Officer (collectively, the “Employment Agreements”).

Each of the Employment Agreements does not provide for a specific term and can be terminated with 30 days’ notice by the other party, subject to the terms of the agreement and any notice period required by local law.

The Employment Agreements generally provide for each executive’s base salary, short-term cash bonus opportunity, benefit plan eligibility and severance entitlements.

For Mr. Koneru, if his employment is terminated by the Company without “cause” (other than death/disability) or if he resigns for “good reason”, he will be entitled to receive (i) two times his annual base salary, (ii) a pro-rated annual bonus for the year of termination (based on the greater of actual or target bonus, as measured on the termination date), and (iii) a payment in respect of 18 months’ healthcare continuation.  Upon a termination for death or disability, Mr. Koneru (or his estate, as applicable) will receive a payment equal to 12 months of base salary payments.

For the other senior executives, if his or her employment is terminated by the Company without “cause” (other than death/disability) or if the executive resigns for “Good Reason” (each as defined in the Employment Agreements), he or she will be entitled to receive a payment equal to (i) 6 months’ base salary and (ii) a payment in respect of 6 months’ healthcare continuation.  Upon termination for death or disability, such executives will receive a payment equal to 3 months’ base salary payments.

Upon any termination of employment, each executive’s outstanding equity awards (if any) will be treated in accordance with the terms of the applicable award agreement.

To the extent permitted by applicable law, each executive will be subject to non-compete and non-solicit restrictions for 6 months following a termination of employment (12 months for Mr. Koneru).

“Good Reason” is defined in the Employment Agreements for each executive as:  (i) a material diminution in the Executive’s base salary, other than a general reduction in base salary that affects all similarly situated company executives in substantially the same proportions; (ii) a material diminution in the executive’s authority, duties, or responsibilities (other than temporarily while the executive is physically or mentally incapacitated or as required by applicable law); or (iii) any material breach by the Company of the employment agreement.

The combined base salary of the Executive Management members provided for under the Employment Agreements is $2.65 million.

Director Compensation.

Our board of directors has established a director compensation program for its non-employee directors.  Each non-employee member of the board receives a total annual retainer equal to $200,000, with such awards initially being paid as follows: $80,000 was paid in cash and $120,000 was paid in the form of the Company’s restricted stock units (the “NED RSUs”).  Per the terms of the applicable award agreement, the NED RSUs vested in two annual installments and settled on the earlier to occur of the director’s last day of service with the board or a change in control, as described in the applicable award agreement.  Cash retainer fees were paid to directors quarterly, in arrears.  On April 28, 2021, the Board agreed that all non-executive directors’ compensation would be changed to $200,000 in cash only, with retrospective effect from their date of appointment and the cash retainer fees would be payable in arrears in four equal instalments at the end of each fiscal quarter of the Company.

The following annual committee fees are also paid in cash to our non-executive directors:

Audit Committee Chair:  $10,000

Audit Committee Member:  $7,500

Nominating and Corporate Governance Chair:  $10,000

Nominating and Corporate Governance Member:  $7,500

Compensation Committee Chair:  $10,000

Compensation Committee Member:  $7,500

There will be no additional fees paid for board meeting attendance but the board from time to time, may approve an ad-hoc payment if additional work or /services are performed by a non-employee director or any committee of the board. There are no service contracts with any of the directors which provide any benefits upon termination of employment of such director, except for Mr. Koneru’s and Mr. Tan’s respective Employment Agreement as described in the “Employment Agreements” section above.

C.	Board Practices

Appointment and removal

Our directors are divided into 3 classes designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the 2021 annual general meeting of the Company, which the Company anticipates will be held in May 2022, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of 3 years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors will expire and Class II Directors will be elected for a full term of 3 years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors will expire and Class III Directors will be elected for a full term of 3 years. At the 2024 annual general meeting of the Company, the term of office of the Class II Directors will expire and Class I Directors will be elected for a full term of 3 years. At each succeeding annual general meeting of the Company, directors will be elected for a full term of three 3 years to succeed the directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing, each director will hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

The directors have been assigned classes as follows:

Srinivas Koneru	Class I
Alvin Tan	Class II
Richard M. Maurer	Class III
Kenneth Stratton	Class I
Lilian Koh Nee Noi	Class II
Adrian Kow Tuck Hoong	Class III
Jayapal Ramasamy	Class I
Yong-Moon Kim	Class II

There is no cumulative voting with respect to the appointment of directors.

An ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company, is required to elect a director.

Under the Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing; (iv) the director absents himself or herself (without being represented by proxy) from 3 consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he or she has by reason of such absence vacated office; or (v) all of the other directors (being not less than 2 in number) determine that he or she should be removed as a director for “Cause” (defined as a conviction for a criminal offence involving dishonesty or engaging in conduct which brings a director or the Company into disrepute or which results in a material financial detriment to the Company) (and not otherwise), either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other directors.

None of our directors has any service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

We have established separately standing audit, nominating and corporate governance, and compensation committees. Although we expect that our securities will be delisted from Nasdaq, we voluntarily comply with Nasdaq listing rules with respect to composition of Board committees, and independence of their members.

Audit Committee

We have established an audit committee comprised of all independent directors.  As of February 28, 2021, the audit committee consisted of Mr. Kow, Ms. Slowey and Mr. Richards. As of the date of this Annual Report, the audit committee consists of Mr. Kow, Mr. Kim and Mr. Ramasamy. Each of the foregoing members of the audit committee is and were (as applicable) independent under the applicable Nasdaq listing standards and the rules and regulations of the SEC. The audit committee has a written charter and is available by following the links to “Investors – Governance – Governance Documents” on the Company’s website at www.triterras.com. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee shall all times be composed exclusively of “independent directors,” as defined for audit committee members under Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate.” “Financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we are required to certify to the exchange that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Mr. Kow serves as a financial expert on the audit committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee comprised of Mr. Kow, Mr. Richards and Mr. Stratton as of February 28, 2021. As of the date of this Annual Report, the nominating and corporate governance committee consists of Mr. Stratton, Mr. Kow, and Ms. Koh.  On August 30, 2021, at the recommendation of the nominating and corporate governance committee, our Board approved amendments to the nominating and corporate governance committee’s written charter. The amendments were mainly procedural and recommended as it was good corporate practice to have clarity on the composition, meetings and procedures of the said committee. The nominating and corporate governance committee has a written charter and is available by following the links to “Investors – Governance – Governance Documents” on the Company’s website at www.triterras.com. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Guidelines for Selecting Director Nominees

The nominating and corporate governance committee of our Board considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provides that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;
•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a Compensation Committee of our Board which was comprised of Ms. Slowey, Mr. Richards and Mr. Stratton as of February 28, 2021. As of the date of this Annual Report, the Compensation Committee consists of the following independent directors: Mr. Stratton, Mr. Kim and Mr. Ramasamy. On August 30, 2021 at the recommendation of the Compensation Committee, the board approved amendments to the Compensation Committee’s written charter. The amendments were mainly procedural and recommended as it was good corporate practice to have clarity on the composition, meetings and procedures of the Committee. The Compensation Committee has a written charter and is available by following the links to “Investors – Governance – Governance Documents” on the Company’s website at www.triterras.com.   The purpose of the Compensation Committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is currently, or has been at any time, one of our officers or employees. None of our members of Executive Management currently serves, or has served during the fiscal year ended February 28, 2021, as a member of our board of directors or compensation committee of another entity that has one or more members of Executive Management serving as a member of our board of directors or our compensation committee.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.  Our Code of Ethics is available by following the links to “Investors – Governance – Governance Documents” on the Company’s website at www.triterras.com

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at 9 Raffles Place, #23-04 Republic Plaza, Singapore 048619 for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial stockholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D.	Employees

We are headquartered in Singapore, with a presence in the United States and offices in the United Kingdom and United Arab Emirates. As of February 28, 2021, we had a total of 28 employees globally, 26 of which are located in Singapore.  In addition, as of such date, we had 12 contractors in India supporting the design, development and solutioning of Kratos, bringing our total number of employees and contractors to 40 as of February 28, 2021.

E.	Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management  is set forth in Item 7.A of this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of February 28, 2022:

•	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;
•	each of our directors and members of Executive Management; and
•	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC.  Under such rules, beneficial ownership includes any stock as to which an individual or entity has the sole or shared voting power or investment power and also any stock that the individual or entity has a right to acquire within 60 days through the exercise of any share option or other right.  Accordingly, Ordinary Shares that may be acquired within 60 days pursuant to the exercise of Triterras Warrants are deemed to be outstanding for the purpose of computing the beneficial ownership of the holder of such Triterras Warrants.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

According to the Articles, each Ordinary Share entitle the holder thereof one vote per share. Our major shareholders do not have different voting rights.

As of February 28, 2022, 76,524,081 of our Ordinary Shares were outstanding. To our knowledge, as of such date, there were (i) 25,582,662 Ordinary Shares, representing approximately 33% of our total outstanding shares; and (ii) approximately 25,981,000 Triterras Warrants, which were held by record shareholders with registered addresses in the United States (including brokers and other nominees that hold securities in street name on behalf of their customers). We are not aware of any arrangement that may at a subsequent date, result in a change of control of our Company. This number of holders of record also does not include holders whose securities may be held in trust by other entities.

	As of February 28, 2022
Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares
Srinivas Koneru(2)	51,792,071	67.1%
IKON Strategic Holdings Fund and Symphonia Strategic Opportunities Limited(2)	51,622,419	66.9%
Richard M. Maurer	7,622,000	9.9%
Will O’Brien	30,000	*
The Estate of Martin Jaskel	15,000	*
Gerard Pascale	15,000	*
Kenneth Stratton	—	—
Adrian Kow Tuck Hoong	—	—
Yong-Moon Kim	—	—
Lillian Koh Nee Noi	—	—
Jayapal Ramasamy	—	—
Alvin Tan	—	—
John Galani	—	—
James H. Groh, Sr.	2,500	*
Ashish Srivastava	—	—
All directors and executive officers as a group	59,476,571	77.0%
MVR Netfin LLC(3)	7,622,000	9.9%
Marat Rosenberg(3)	7,622,000	9.9%
Vadim Komissarov(3)	—	—

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of beneficial owners listed in this table is the following 9 Raffles Place, #23-04 Republic Plaza Singapore 048619.
(2)

IKON Strategic Holdings Fund (“IKON”) and Symphonia Strategic Opportunities Limited (“SSOL”) are the record holders of 10,324,484 and 41,297,935 of the shares reported herein, respectively.  The sole director of IKON is Srinivas Koneru and its sole shareholder is SSOL.  SSOL is ultimately beneficially owned by Srinivas Koneru.  The business addresses of IKON and SSOL are c/o Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, and 42 Hotel Street 3rd Floor, GFin Tower Cybercity Ebene, Mauritius, respectively.  Srinivas Koneru is the record holder of 169,652 shares.

(3)

MVR Netfin LLC is the record holder of the shares reported herein.  Messrs. Rosenberg and Komissarov and an entity owned and controlled by Mr. Maurer are the members of MVR Netfin LLC and may be entitled to distributions of the securities held by MVR Netfin LLC.  Messrs. Rosenberg and Maurer are the managers of MVR Netfin LLC and have voting and investment discretion with respect to the Ordinary Shares held of record by MVR Netfin LLC.  The beneficial ownership of MVR Netfin LLC and Messrs. Maurer, Rosenberg and Komissarov includes 681,000 Private Placement Warrants that became exercisable to purchase Ordinary Shares on December 10, 2020.  The business address of MVR Netfin LLC and Messrs. Maurer, Rosenberg and Komissarov is 445 Park Avenue, 9th Floor, New York, New York 10022.

B.	Related Party Transactions

Registration Rights Agreement

On the closing date of the Business Combination (the “Closing Date”), the Company entered into a registration rights agreement (the “RRA”) with Netfin, Netfin Sponsor, SSOL, IKON, Martin Jaskel, Richard Maurer, Marat Rosenberg and Vadim Komissarov (together SSOL, IKON, Messrs. Jaskel, Maurer and Rosenberg, the “Holders”). Under the RRA, the Company has certain obligations to register for resale under the Securities Act of 1933, as amended, all of our Ordinary Shares and Triterras Warrants held by the Holders on the Closing Date and any other securities issued or issuable with respect to any such Ordinary Shares and Triterras Warrants by way of a share split, share dividend, recapitalization, exercise, exchange or similar event or otherwise (including the underlying Ordinary Shares issuable upon the exercise of any Triterras Warrants) (collectively, the “Registrable Securities”).

The Company is required to, within 90 days of the Closing Date, file a registration statement registering the resale of the Registrable Securities. To date, the Company has not filed the required registration statement. In light of the delisting of our securities from Nasdaq, the timing of our filing of such registration statement remains uncertain. The Holders may demand an underwritten offering of their Registrable Securities if the Registrable Securities to be sold in such offering have a value of more than $10 million. However, the Company will not be obligated to effect more than three underwritten offerings in any calendar year or two in any rolling-six month period. Holders also have certain “piggy-back” registration rights with respect to registration statements. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by the full text of the RRA, which was filed as Exhibit 10.2 to Form 8-K filed with the SEC on November 10, 2020 by Netfin Acquisition Corp and is incorporated by reference herein.

Lock-Up Agreement

On the Closing Date, we entered into a lock-up agreement (the “Lock-Up Agreement”) with Netfin, Netfin Sponsor, SSOL and IKON (SSOL and IKON together, the “Sellers”) pursuant to which the Sellers agreed to not transfer, sell, assign or otherwise dispose of our Ordinary Shares, including shares receivable upon exercise of Triterras Warrants, they received in the Business Combination prior to (i) three months after the Closing Date with respect to 10% of their Ordinary Shares and (ii) six months after the Closing Date with respect to the remaining 90% of their Ordinary Shares, subject to certain exceptions set forth therein.

Other Related Person Transactions

Since its incorporation, Fintech has entered into transactions with Rhodium and Antanium Global Pte Ltd (previously known as Triterras Asia Pte. Ltd.) (“Antanium Global”), each of which has been identified as a related party because each entity is controlled by Mr. Koneru, the Company’s Chairman and Chief Executive Officer.   For additional information regarding our relationship with Rhodium see “Information of the Company—Business Overview—Our Relationship with Rhodium.”

In addition, Longview Resources Group has been identified as a related party because it is wholly owned by one of our directors, Mr. Maurer, as at the fiscal year ended February 28, 2021.

Management fees relating to recharges of staff costs, office space and research and development costs, provided to Fintech by Rhodium and Antanium Global totaled $1,867,105 for the period from January 11, 2018 (the date of the Company’s incorporation) to February 28, 2019 and $1,100,000 for the fiscal year ended February 29, 2020, $185,000 and $2,034,830 for the fiscal year ended February 28, 2021, which were capitalized by Fintech as intangible assets as the management fees relate to research and development costs incurred in the development of the Kratos platform. The foregoing amounts have been fully repaid by Rhodium and its affiliates as of February 28, 2021.

Revenue from Rhodium accounted for $5.2 million, or 9.3% of our total revenue, and $4.5 million, or 26.5% of our total revenue, for the fiscal years ended February 28, 2021 and February 29, 2020, respectively.  Such revenue was primarily related to platform fees where Rhodium initiated the commodity trade with its counterparty.

Substantially all of the users of Fintech’s Kratos platform during the fiscal year ended February 29, 2020 were referred to the platform by Rhodium. There have been no transactions on Kratos platform contributed by Rhodium since the last quarter of the fiscal year ended February 28, 2021.

Prior to the Business Combination, Rhodium and Antanium Global provided Fintech with a number of support services pursuant to the terms of certain transition services agreements, including:

•	human resources support services, including staffing, recruitment, benefits and payroll services;
•	accounting and administrative support services, including liaising with auditors, company secretaries, tax agents, service providers and regulatory bodies;
•	operational support services, including contract execution and trade settlement (to the extent required);
•	treasury support services, including the maintenance of banking relationships and the potential negotiation of banking facilities; and
•	management services, including strategic leadership, expertise, guidance and direction towards achieving business growth.

Following the Business Combination, these transition services agreements remained in effect and Rhodium and Antanium Global continued to provide Fintech with these services on an interim basis to help ensure an orderly transition following the Business Combination.

Amounts payable for services provided under these transition services agreements were calculated on a cost-plus basis, with the applicable transition services agreement specifying the applicable margin for each category of services described therein. For the fiscal year ended February 28, 2021, Fintech paid an aggregate to Rhodium and Antanium Global an aggregate annualized fee of $1.7 million for the services provided under the transition services agreements. The transition services agreements were not renewed following their expiration on February 28, 2021.

All of the foregoing transactions during the fiscal years ended February 29, 2020 and February 28, 2021 were on an arm’s length basis.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements of the Company as of February 28, 2021, and February 29, 2020 the related statements of comprehensive income, changes in shareholders’ equity and cash flows for the fiscal years ended February 28, 2021 and February 29, 2020 and the related notes are filed as part of this Annual Report.

Legal Proceedings

The Company may be involved from time to time in claims, proceedings, and litigation. The Company believes it has adopted appropriate risk management and compliance programs. Legal and compliance risks, however, will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, may arise from time to time.

On December 21, 2020, a class action complaint (under the caption Ferraiori v. Triterras, Inc., et al., Case No. 7:20-cv-10795) was filed in the United States District Court of the Southern District of New York (the “Court”) against the Company, Mr. Srinivas Koneru and Mr. Marat Rosenberg for alleged violations of U.S. federal securities laws. On July 1, 2021, an amended class action complaint was filed (under the caption Erlandson and Norris v. Triterras, Inc., et al., Case No. 7:20-cv-10795-CS) against the Company, Mr. Srinivas Koneru, Mr. Marat Rosenberg, Netfin, Fintech, MVR Netfin LLC, Mr. Richard Maurer, Mr. Vadim Komissarov, Mr. Gerald Pascale, Mr. James H. Groh, Sr., Mr. Alvin Tan, Mr. John A. Galani, Mr. Matthew Richards, Ms. Vanessa Slowey and Mr. Kenneth Stratton. The amended class action complaint is based on alleged undisclosed facts and misrepresentations made by the above-named defendants from June 29, 2020 to January 14, 2021.

The complaint seeks unspecified damages, rescission or rescissory damages, attorneys’ fees and other costs and further relief as the court may find just and proper.

On February 4, 2022, counsel for plaintiffs in this action informed the Court that the parties had reached an agreement in principle to resolve the matter. The parties are currently in the process of negotiating a settlement agreement, and it is expected that plaintiffs’ counsel will file a motion for preliminary approval of the settlement.  However, no assurance can be given that the parties will be able to negotiate and execute a settlement agreement acceptable to each of them. The Company has made a provision for litigation costs related to this matter.

Dividend Policy

The payment of cash dividends in the future, if any, will be at the discretion of the Company’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, the Company’s overall financial condition, available distributable reserves and any other factors deemed relevant by the Company’s board of directors. Other than as disclosed elsewhere in this Annual Report, we currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on the Ordinary Shares in the near future.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Ordinary Shares and Triterras Warrants were listed on Nasdaq under the symbols “TRIT” and “TRITW,” respectively. Holders of Ordinary Shares and Triterras Warrants should obtain current market quotations for their securities. The trading of our Ordinary Shares and Triterras Warrants on Nasdaq has been suspended since the open of business on February 3, 2022, and we expect our Ordinary Shares and Triterras Warrants will be delisted on Nasdaq. See the “Explanatory Note” to this Annual Report for additional information regarding delisting of our securities.

As at the date of the filing of this Annual Report, our Ordinary Shares and Tritterras Warrants are quoted on the OTC Expert Market under the symbols “TRIRF” and “TRIRW”, respectively, on an “unsolicited only” basis.  Pursuant to Rule 15c2-11 under the Exchange Act, effective September 26, 2021, companies that do not make current information publicly available under the Exchange Act rules are transitioned to the OTC Expert Market. The trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others. See “Risk Factors - Our securities will be delisted from Nasdaq, which may have a material adverse effect on our business and the trading and price of our securities.” for additional information related to the lack of liquidity of our securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares and Triterras Warrants are listed on Nasdaq under the symbols “TRIT” and “TRITW,” respectively. As at the date of the filing of this Annual Report, our Ordinary Shares and Tritterras Warrants are quoted on the OTC Expert Market under the symbols “TRIRF” and TRIRW,” respectively, on an “unsolicited only” basis. See the “Explanatory Note” to this Annual Report for additional information regarding delisting of our securities from Nasdaq and our plan to relist our securities thereon.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company is a Cayman Islands exempted company (company number 360185) and its affairs are governed by the Amended and Restated Memorandum and Articles of Association of the Company, dated November 10, 2020 (the “Articles”), the Companies Act and the common law of the Cayman Islands.

Pursuant to the Articles, the Company is authorized to issue 469,000,001 ordinary shares, $0.0001 par value per share (“Ordinary Shares”), and 30,999,999 preference shares, $0.0001 par value per share.

Pursuant to clause 3 of the Amended and Restated Memorandum of Association of the Company, the objects for which the Company is established are unrestricted and the Company has full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

The Company currently has only one class of securities issued and outstanding: Ordinary Shares. All Ordinary Shares have identical rights in all respects and rank equally with one another.

As of the date of this Annual Report, there are 81,364,337 Ordinary Shares outstanding and 25,981,000 Triterras Warrants outstanding.

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders.

Set forth below is a summary of the material terms of the Articles and some of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Directors

Generally

A director is not required to hold any shares in the Company by way of qualification unless and until the Company in general meeting may fix a minimum shareholding required to be held by a director.

A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

A director may exercise all the powers of the Company to borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

The directors shall receive such remuneration as our board shall from time to time determine. The directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors, or general meetings of the Company, or separate meetings of the holders of any class of shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a director, or to receive a fixed allowance in respect thereof as may be determined by the directors, or a combination partly of one such method and partly the other. The directors may by resolution approve additional remuneration to any director for any services which in the opinion of the directors go beyond his ordinary routine work as a director.

There is no age limit requirement with respect to the retirement or non-retirement of a director.

Appointment

The directors shall be divided into 3 classes designated as Class I, Class II and Class III, respectively. The directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the 2021 annual general meeting of the Company, which the Company anticipates will be held in May 2022, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of 3 years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three 3 years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of 3 years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of 3 years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

There is no cumulative voting with respect to the appointment of directors.

An ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company, is required to elect a director.

Removal

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) the director absents himself or herself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he or she has by reason of such absence vacated office; or (v) all of the other directors (being not less than two in number) determine that he or she should be removed as a director for “Cause” (i.e., a conviction for a criminal offence involving dishonesty or engaging in conduct which brings a director or the Company into disrepute or which results in a material financial detriment to the Company) (and not otherwise), either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the  Articles or by a resolution in writing signed by all of the other directors.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Calls on Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares subject to the shareholder receiving at least fourteen days' notice specifying the time or times of payment.

Ordinary Shares

Holders of Ordinary Shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Holders of Ordinary Shares do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares. There are no provisions within the Articles which discriminate against any existing or prospective shareholder as a result of owning a substantial number of shares of the Company.

Dividends

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Company’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, the Company’s overall financial condition, available distributable reserves and any other factors deemed relevant by the Company’s board of directors.

Liquidation; Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Articles, if the Company is wound up, the liquidator of our company may distribute the assets with the sanction of an ordinary resolution of the shareholders and any other sanction required by law.

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Articles

Some provisions of the Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ and Officers’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;
•        duty to exercise powers fairly as between different sections of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Articles provide that shareholder may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Articles allow any one or more of our shareholders holding shares which carry in aggregate not less than ninety-five percent (95%) of the total number of votes attaching to all issued and the outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to duly convene an extraordinary general meeting of our shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute under its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under the  Articles, if our share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, the Articles may only be amended by a special resolution of the shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by any Cayman Islands law or the Articles on the rights to own securities, including the right of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records.

Waiver of Certain Corporate Opportunities

Under the Articles, the Company has renounced any interest or expectancy of the Company in, or in being offered an opportunity to participate in, certain opportunities where such opportunities come into the possession of one of our directors other than in his or her capacity as a director (as more particularly described in the Articles). This is subject to applicable law and may be waived by the relevant director.

Mergers and Similar Arrangements.

In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 ⅔% in value of the voting shares voted at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions.

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits in Cayman Islands.

Mourant Ozannes (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts in general, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Special Considerations for Exempted Companies.

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Enforceability of Civil Liability under Cayman Islands Law

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

The Company has been advised by Mourant Ozannes (Cayman) LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize, or enforce against the Company, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

C.	Material Contracts

Material Contracts Relating to Triterras’ Operations

Information pertaining to Triterras’ material contracts is set forth in “Major Shareholders and Related Party Transactions—Related Party Transactions” and are incorporated herein by reference.

As of February 28, 2021, we had entered into eight material contracts with third parties relating to business development and ongoing development of Kratos. These include: (i) risk management consulting services to further develop and maintain the “Risk Management” module of Kratos, including its application to the “Insurance,” “Logistics,” and “Supply Chain Finance” modules, (ii) software integration and support services relating to further functionality of Kratos’ “Risk Management” module, including credit scoring, background checks, KYC, AML, cybersecurity and implementation of a payment gateway, as well as system monitoring, (iii) the purchase of back-office trading software, (iv) software integration services to implement a data analytics and dashboard solution for the “Trade Finance” sub-

module, (v) information technology services required to support and sustain cloud infrastructure, (vi) advisory services relating to the structured trade and trade finance markets, (vii) payment solutions on Kratos, and (viii) origination agreement for customers referral. Pursuant to these agreements, $9.4 million and $5.35 million were capitalized as intangible assets and contract costs as of February 28, 2021. These contracts have also resulted in an increase in our cost of revenue of $ 3.2 million and marketing and sales of $3.1 million for the fiscal year ended February 28, 2021.

In August 2020, we also entered into the Transition Services Agreements with Antanium Global, Rhodium and certain of its subsidiaries. We incurred management fees of $1.7 million as a result of these agreements for the fiscal year ended February 28, 2021. These Transition Services Agreements have since expired.

In March 2021, we entered into a partnership arrangement with Western Union Business Solutions (“WUBS”) to facilitate cross-border payments services for our trading and financing users.  Under this partnership, WUBS will offer Kratos users access to fast and reliable technology for the movement of global funds, and expertise in currency risk management. As a leading provider of global payments technology, we believe WUBS is a strong complement to the Kratos platform.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is set forth in section titled “Explanatory Note” above.

Other Agreements

Registration Rights Agreement

On the Closing Date, the Company entered into a registration rights agreement (the “RRA”) with Netfin, MVR Netfin LLC, SSOL, IKON, Martin Jaskel, Richard Mauer, Marat Rosenberg and Vadim Komissarov (together SSOL, IKON, Messrs. Jaskel, Mauer and Rosenberg, the “Holders”).  Under the RRA, the Company has certain obligations to register for resale under the Securities Act of 1933, as amended, all of our Ordinary Shares and Triterras Warrants held by the Holders on the Closing Date and any other securities issued or issuable with respect to any such Ordinary Shares and Triterras Warrants by way of a share split, share dividend, recapitalization, exercise, exchange or similar event or otherwise (including the underlying ordinary shares issuable upon the exercise of any Triterras Warrants) (collectively, the “Registrable Securities”).

The Company is required to, within 90 days of the Closing Date, file a registration statement registering the resale of the Registrable Securities. To date, the Company has not filed the required registration statement.  In light of the delisting of our securities from Nasdaq, the timing of our filing of such registration statement remains uncertain. Additionally, the Holders may demand an underwritten offering of their Registrable Securities if the Registrable Securities to be sold in such offering have a value of more than $10 million.  However, the Company will not be obligated to effect more than three underwritten offerings in any calendar year or two in any rolling-six-month period.  Holders also have certain “piggy-back” registration rights with respect to registration statements.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.  The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by the full text of the RRA, which was filed as Exhibit 10.2 to Form 8-K filed with the SEC on November 10, 2020 by Netfin Acquisition Corp. and is incorporated by reference herein.

Lock-up Agreement

On the Closing Date, we entered into a lock-up agreement (the “Lock-Up Agreement”) with Netfin, MVR Netfin LLC, SSOL and IKON (SSOL and IKON together, the “Sellers”) pursuant to which the Sellers agreed to not transfer, sell, assign or otherwise dispose of our Ordinary Shares, including shares receivable upon exercise of Triterras Warrants, they received in the Business Combination prior to (i) three months after the Closing Date with respect to 10% of their Ordinary Shares and (ii) six months after the Closing Date with respect to the remaining 90% of their Ordinary Shares, subject to certain exceptions set forth therein.

Other Contracts

The description of the Purchase Agreement entered in to in connection with the acquisition of all of the Outstanding Share Capital of IB Holdings LTD and Techfin Solutions FZCO is set forth in section titled “Operating and Financial Review and Prospects – Operating Results – Acquisition of all of the Outstanding Share Capital of IB Holdings LTD and Techfin Solutions FZCO”

The description of the Subscription Agreement entered into in connection with the subscription of shares in Trade Credit Partners Ltd. is set forth in the section titled “Operating and Financial Review and Prospects – Operating Results – Investment into a Cayman Islands fund, Trade Credit Partners Ltd in August 2021 and in September 2021”

D.	Exchange Controls

There is no governmental law, decree, regulation or other legislation of Cayman Islands which may aﬀect (i) the import or export of capital, including the availability of cash and cash equivalents for use by the Company’s group, or (ii) the remittance of dividends, interest or other payments to nonresident holders of the Company’s securities.

E.	Taxation

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations to U.S. Holders (as defined in this Annual Report) relating to the ownership and disposition of the Ordinary Shares (the “Triterras Stock”) and the Triterras Warrants as of the date hereof.  The discussion below only applies to the Triterras Stock and Triterras Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or consequences to holders who are subject to special rules, such as:

•	financial institutions or financial services entities;
•	insurance companies;

•	government agencies or instrumentalities thereof;
•	regulated investment companies and real estate investment trusts;
•	expatriates or former residents of the United States;
•	persons that acquired the Triterras Stock or Triterras Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Triterras Stock or Triterras Warrants;
•	persons holding the Triterras Stock or Triterras Warrants as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;
•	a person whose functional currency is not the U.S. dollar;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;
•	holders that are controlled foreign corporations or PFICs;
•	a person required to accelerate the recognition of any item of gross income with respect to the Triterras Stock as a result of such income being recognized on an applicable financial statement;
•	a person actually or constructively owning 10% or more of the Triterras Stock;
•	individual retirement accounts and other tax deferred accounts;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside of the United States; or
•	tax-exempt entities.

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold the Triterras Stock or Triterras Warrants through such entities.  If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Triterras Stock or Triterras Warrants, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations all as of the date hereof, changes to any of which subsequent to the date of this Annual Report may affect the tax consequences described in this Annual Report.  This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes.  Each of the foregoing is subject to change, potentially with retroactive effect.  The Company has not requested, and does not intend to request, a ruling from the U.S. Internal Revenue Service (IRS) relating to matters addressed below, and as a result, the IRS could disagree with portions of this discussion. Holders are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY U.S. HOLDER OF ORDINARY SHARES. THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE TRITERRAS STOCK AND THE TRITERRAS WARRANTS.  EACH HOLDER OF TRITERRAS STOCK OR TRITERRAS WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

A “U.S. Holder” means a beneficial owner of Triterras Stock or Triterras Warrants, who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust if: (i) a court within the United States can exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in place be treated as a U.S. person.

This summary does not address the U.S. federal income tax considerations with respect to holders other than U.S. Holders.

Taxation of Distributions

Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will be required to include in gross income the amount of any cash distribution paid on the Triterras Stock treated as a dividend. A cash distribution on such Triterras Stock generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in such holder’s shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such Triterras Stock as described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Triterras Stock and the Triterras Warrants.” It is not expected that the Company will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend.

Any dividends received by a U.S. Holder (including any withheld taxes) will be includable in such U.S. Holder’s gross income as ordinary income on the day actually or constructively received by such U.S. Holder. Such dividends received by a corporate U.S. Holder will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of taxation.  A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Ordinary Shares, which are listed on Nasdaq on the date of this Annual Report, will be readily tradable on an established securities market in the United States. However, our Ordinary Shares will be delisted from Nasdaq; see the “Explanatory Note” to this Annual Report for additional information regarding delisting of our securities. There can be no assurance that the Ordinary Shares will be considered readily tradable on an established securities market or that the Company will be eligible for the benefits of such an income tax treaty.  Accordingly, there can be no assurance that the Company will be treated as a “qualified foreign corporation.” Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property.  This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from the Company if it is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company Rules” below).

The amount of any dividend paid in a currency other than the U.S. dollar will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date it is received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.  If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Extraordinary Dividends

Dividends that exceed certain thresholds in relation to a U.S. Holder’s tax basis in the Triterras Stock could be characterized as “extraordinary dividends” under the Code.  A corporate U.S. Holder that has held Triterras Stock for two years or less before the dividend announcement date and that receives an extraordinary dividend will generally be required to reduce its tax basis in such Triterras Stock with respect to which such dividend was made by the nontaxed portion of such dividend.  If the amount of the reduction exceeds the U.S. Holder’s tax basis in such stock, the excess is taxable as capital gain realized on the sale or other taxable disposition of the Triterras Stock and will be treated as described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Triterras Stock and the Triterras Warrants” below.  A non-corporate U.S. Holder that receives an extraordinary dividend will generally be required to treat any loss on the sale of the Triterras Stock as long-term capital loss to the extent of the extraordinary dividends the U.S. Holder receives that qualify for taxation at the special rates discussed above under “—Taxation of Distributions.”

Adjustments to Conversion Rate of the Triterras Warrants

The terms of each Triterras Warrant provide for an adjustment to the number of Ordinary Shares for which the Triterras Warrant may be exercised in certain events.  An adjustment which has the effect of preventing dilution generally is not taxable.  A U.S. Holder of a Triterras Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such Triterras Warrant) as a result of a distribution of cash to the U.S. Holders of the Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “—Taxation of Distributions” above.  Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Triterras Warrant received a cash distribution from the Company equal to the fair market value of such increased interest.  Conversely, it is possible that an adjustment to the Triterras Warrants (or a failure to make such an adjustment that is sufficient to prevent dilution) that increases the increases the proportionate interest in the Company’s assets or earnings and profits of a U.S. Holder of Triterras Stock results in could in certain circumstances result in such a constructive distribution to such U.S. Holder of Triterras Stock.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Triterras Stock and the Triterras Warrants

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of the Triterras Stock (other than pursuant to a conversion described below) and the Triterras Warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Triterras Stock or Triterras Warrants.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Triterras Stock or Triterras Warrants disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates.  The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a Triterras Warrant

Except as discussed below with respect to a cashless exercise of a Triterras Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Ordinary Shares upon the exercise of a Triterras Warrant for cash. A U.S. holder’s tax basis in the Ordinary Shares received upon exercise of the Triterras Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Triterras Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for the Ordinary Shares received upon exercise of the Triterras Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Triterras Warrant and will not include the period during which the U.S. Holder held the Triterras Warrant. For the material U.S. federal tax considerations relating to the ownership and disposition of the Ordinary Shares, see “—Taxation of Distributions” and “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Triterras Stock and the Triterras Warrants” above.

The tax consequences of a cashless exercise of a Triterras Warrant are not clear under current tax law.  A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes.  In either tax-free situation, a U.S. Holder’s basis in the Ordinary Shares received would equal the U.S. Holder’s basis in the Triterras Warrants exercised therefore.  If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Triterras Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Triterras Warrants exercised therefor. It is also possible that a cashless exercise of a Triterras Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized.  In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Triterras Warrants treated as surrendered to pay the exercise price of the Triterras Warrants (the “surrendered Warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered Warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the surrendered Warrants in a regular exercise of the Triterras Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered Warrants and the aggregate cash exercise price of such Triterras Warrants (if they had been exercised in a regular exercise).  In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the U.S. Holder’s tax basis in the Triterras Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. A U.S. Holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Triterras Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Triterras Warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Triterras Warrants.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds the Triterras Stock or Triterras Warrants. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Based on the existing operations and assets of the Company and its subsidiaries, we do not currently expect the Company to be treated as a PFIC for the current taxable year or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change.  PFIC status depends on the composition of a Company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. In particular, the value of the Company’s assets may be determined in large part by the market price of the Ordinary Shares, which is likely to fluctuate. Accordingly, there can be no assurance that the Company will not be treated as a PFIC for any taxable year.

If the Company were to be treated as a PFIC, U.S. Holders holding the Triterras Stock or Triterras Warrants could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such Triterras Stock (or shares of any of the Company’s subsidiaries that are PFICs) or Triterras Warrants and certain distributions received on such Triterras Stock (or shares of any of the Company’s subsidiaries that are PFICs). Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in the Company.

If a U.S. Holder owns Ordinary Shares during any year in which the Company is a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

Tax Reporting and Backup Withholding

Individuals and certain domestic entities that are U.S. Holders will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938, subject to certain exceptions. An interest in the Company constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S.

Holders are urged to consult with their tax advisors regarding the foreign financial asset reporting obligations and their application to the Triterras Stock.

Dividend payments with respect to the Triterras Stock and proceeds from the sale, exchange, or other disposition of the Triterras Stock or Triterras Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act.  Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.  We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations. At February 28, 2021, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Liquidity Risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures as well as by ensuring that we have sufficient availability under trade financing facilities and receivables purchase agreements to meet our customers’ needs. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage. We monitor our liquidity risk and maintain a level of cash and cash equivalents deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows.  See “Risk Factors – Our ability to access capital markets could be limited,” “Risk Factors – Our securities will be delisted from Nasdaq, which may have a material adverse effect on our business and the trading and price of our securities” and “Operating and Financial Review and Prospectus - Liquidity and capital resources” above.

Exchange Rate Risk

Our exposure to foreign currency risk is insignificant, as our income and expenses, assets and liabilities are substantially denominated in USD. The exposure is monitored on an ongoing basis and we endeavor to keep the net exposure limited.

Interest Rate Risk

At February 28, 2021, we did not have any significant exposure to interest rate risk as we have no loans or borrowings and insignificant finance income from cash and cash equivalents.

Commodity Price Risk

We do not have any significant exposure to commodity price risk, as the Kratos platform facilitates commodity trades and we do not enter into any trades as principal.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Not Applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In connection with this Annual Report, management evaluated, with the participation of our chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of February 28, 2021, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation and in light of the SEC Statement, our Certifying Officers concluded that, due to the material weaknesses described herein and below, our disclosure controls and procedures were not effective, as of February 28, 2021.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

B.	Management’s Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under Exchange Act. Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under applicable International Financial Reporting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances concerning financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management identified the following weaknesses in our internal control over financial reporting and therefore determined that our internal control over financing reporting were not effective as of February 28, 2022.

Material weakness relating to the Company’s ability to timely report financial information.

This material weakness is related to the Company’s process for selecting a registered public accounting firm as our auditor to perform the audit of its financial statements, principally the assessment of the auditor’s capabilities to perform the audit.  The process did not build in flexibility and contingency planning for selection and replacement of auditors based on auditor risk appetite and experience as an included factors related to the business environment in which the Company operates.  The Company has commenced remediating this material weakness by appointing an audit firm with the requisite experience in financial technology and working with a foreign private issuer.

Material weakness relating to assessing complex accounting standards.

Our review controls over the evaluation of complex, non-routine financial instrument transactions, were not sufficient to detect the proper accounting and reporting of the Warrants previously issued by Netfin. We plan to enhance our processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements. Our plans include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications.

Material weaknesses relating to (i) establishing an effective control environment over financial reporting, and (ii) designing and implementing an effective IT general control environment over revenue and the financial reporting systems.

These material weaknesses are the result of insufficient resources dedicated to develop adequate controls and processes necessary to comply with reporting and compliance requirements of IFRS and the SEC. We are implementing a number of measures to remedy these material weaknesses including: (i) hiring sufficient resources and expertise to develop adequate internal controls and processes, and (ii) conducting training for its personnel with respect to IFRS and SEC financial reporting requirements.

C.	Attestation Report of The Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm as permitted in this transition period under the rules of the SEC for emerging growth companies.

D.	Changes in Internal Controls

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended February 28, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In light of the material weaknesses in our internal control over financial reporting identified in this Annual Report, we plan to adopt a number of measures to remedy the underlying causes of the material weaknesses, as discussed under the heading “Controls and Procedures - Management’s Annual Report on Internal Controls Over Financial Reporting” above. We cannot guarantee that the measures we plan to take or may take in the future will be sufficient to remediate our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Kow serves as a financial expert on the audit committee and is deemed to be “independent” within the definition of “independence” published by Nasdaq. Although we expect that our securities will be delisted from Nasdaq, we have opted to continue to comply with the Nasdaq Listing Rules with respect to the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to its employees, officers, and directors which is available on our website at https://ir.triterras.com/corporate-governance/governance-documents. This includes the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees paid to WWC, P.C. (“WWC”) for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal year ended February 28, 2019, February 29, 2020 and February 28, 2021 were $350,000, all of which was paid in fiscal year 2022.

Audit Related Fees

Not applicable

Tax Fees

Not applicable

All Other Fees

No other fees were incurred or billed to us by our principal accountant for products and services other than those reported above under “Audit Fees” during the fiscal years ended February 28, 2019, February 29, 2020 and February 28, 2021.

Audit Committee’s Pre-approval Policies and Procedure

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services, tax services and other services as described above. In accordance with this policy, all services performed by and fees paid to WWC were approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Pursuant to Nasdaq Marketplace Rule 4350(a), a foreign private issuer may follow its home country practice in lieu of Rule 4350, which sets forth the qualitative Listing Requirements for Nasdaq listed companies. Rule 4350 requires, among other things, that a listed company have at least three members on its audit committee.

As of the date of this Annual Report, our Audit Committee consists of three members. Also, as of February 28, 2021, our Audit Committee consisted of three members. However, from January 3, 2021 to January 29, 2021, our Audit Committee consisted of two members, instead of three members, as Mr. Martin Jaskel, our former director and then member of our Audit Committee, passed away on January 3, 2021.  On January 29, 2021, Mr. Adrian Kow Tuck Hoong was appointed as an independent director and the new Chairman of our Audit Committee to fill the vacancy thereon left as a result of Mr. Jaskel’s death. During the time period from January 3, 2021 through January 29, 2021, we elected to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements that the Audit Committee consist of at least three members.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table contains the Company’s purchases of equity securities in the fiscal year ended February 28, 2021.

Issuer Purchases of Equity Securities
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
February 1, 2021 to February 28, 2021	1,831,532	$7.79	1,831,532	$35,723,282
March 1, 2021 to March 31, 2021	3,679,543	$7.29	3,679,543	$8,882,755
April 1, 2021 to April 30, 2021	1,160,713	$7.54	1,160,713	$—
Total	6,671,788	$7.48	6,671,788	$—
(1)

On January 18, 2021, the Company announced a share repurchase program (the “Share Repurchase Program”) for a total consideration of up to $50.0 million of its Ordinary Shares and it commenced the Share Repurchase Program on February 12, 2021. As of February 28, 2021, the Company had spent $14.3 million on repurchasing 1,831,532 ordinary shares at an average price per share of $7.79 per share and incurred commission costs of $37,000. On April 20, 2021, the Company completed the Share Repurchase Program, pursuant to which the Company spent a total of $49.9 million to repurchase 6,671,788 of its Ordinary Shares and in connection with which incurred commission fees of $133,000.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS.

On June 17, 2021, the Audit Committee approved the appointment of Nexia, an independent registered public accounting firm, as the Company’s principal accountant to audit the financial statements of the Company and its subsidiaries, effective as of June 16, 2021.

On December 14 and 15, 2021, the Company’s solicitors issued the Demand Letters to Nexia as a result of the failure to complete the Audit in a timely manner. Between December 16, 2021 and December 30, 2021, the Company initiated discussions with potential alternative independent public accounting firms, who then sought professional clearance from Nexia. On December 30, 2021, Nexia delivered letters to the Company’s Chief Executive Officer, Chief Financial Officer and the Chairman of the Audit Committee stating, among other things, that Nexia had ceased work and would like to withdraw as auditor as soon as was practicable. By December 30, 2021, Nexia did not complete the Audit or issue any report with respect to any of the Company’s financial statements.

On December 31, 2021, the Company appointed WWC as the Company’s principal accountant to audit the financial statements of the Company and its subsidiaries, effective immediately. On January 7, 2022, the Company filed a Report of Foreign Private Issuer on Form 6-K (the “Initial Report”) reporting changes in the Company’s principal accountant. In the Initial Report, the Company disclosed its belief that, during the Company’s two most recent fiscal years ended February 28, 2021 and February 29, 2020, and any subsequent interim period prior to engaging Nexia, neither the Company nor anyone on its behalf consulted Nexia with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Nexia that Nexia concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as defined in Item 16F(a)(1)(v) of Form 20-F.

On January 11, 2022, Nexia furnished to the Company a letter addressed to the SEC regarding the statements made by the Company in the Initial Report.  In its letter, Nexia stated that (i) with respect to the statements in the Initial Report concerning entities other than Nexia, it had no basis to agree or disagree, and (ii) with respect to statements regarding Nexia, it agreed with the statements contained in the Initial Report, except that it disagreed with the Company’s statement that “the Company did not have disagreements with Nexia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.” Nexia stated in its letter that “[d]uring the course of our audit, we had a disagreement with the Company on the auditing scope and procedures” and that “the disagreement related to the sufficiency of audit evidence over the validity of certain sales transactions and thereon the existence and valuation of trade receivables.” Nexia also noted that it was “authorized by the Company in a letter dated December 29, 2021, to respond fully and without limitation to the successor auditor [WWC, P.C.].”

Notwithstanding Nexia’s January 11, 2022 letter, the Company’s management and the Audit Committee of the Company’s board of directors continue to believe and assert that there was no disagreement with Nexia regarding audit scope or procedures because Nexia did not propose additional procedures or an expanded scope of work that would have facilitated the completion of Nexia’s audit. Further, the Company does not agree with Nexia’s characterizations related to “audit evidence.”

ITEM 16G. CORPORATE GOVERNANCE.

We elect to comply with Nasdaq listing rules with respect to corporate governance. Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.  Our current corporate governance practices do not differ from Nasdaq corporate governance requirements for U.S. companies.

In addition, we are a “controlled company” as defined under the Nasdaq Rules because Mr. Srinivas Koneru, who is our Executive Chairman and Chief Executive Officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

See Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Triterras, Inc. are included at the end of this Annual Report

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Triterras, Inc.
2.1	Specimen ordinary share certificate of Triterras, Inc.
2.2	Specimen warrant certificate of Triterras, Inc.
2.3	Warrant Agreement, dated July 30, 2019, by and between Netfin Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent
2.5*	Description Of Securities
4.1	Business Combination Agreement, dated as of July 29, 2020, as amended on August 28, 2020, by and among Netfin Acquisition Corp., Netfin Holdco, MVR Netfin LLC, Netfin Merger Sub, IKON and SSOL
4.2

Registration rights agreement, dated as of November 10, 2020, by and among Triterras, Inc., Netfin Acquisition Corp., MVR Netfin LLC, Symphonia Strategic Opportunities Limited, IKON Strategic Holdings Fund and certain other holders listed therein

4.3	Lock-Up Agreement by and among Triterras, Inc., Netfin Acquisition Corp., MVR Netfin LLC, IKON Strategic Holdings Fund and Symphonia Strategic Opportunities Limited
4.4	Origination Agreement between Triterras Fintech Pte Ltd and Rhodium Resources Pte Ltd.
4.5	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Resources Pte Ltd.
4.6	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Resources USA, Inc.
4.7	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Europe Limited.
4.8	Service Agreement between Triterras Fintech Pte Ltd and Triterras Asia Pte. Ltd.
4.9	Employment Agreement, dated November 11, 2020 between Triterras Fintech Pte Ltd and Srinivas Koneru.
4.10

Letter Agreement, dated July 30, 2019, by and among Netfin Acquisition Corp., its executive officers, its directors and MVR Netfin LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Netfin Acquisition Corp. filed August 2, 2019 (file no. 001-39008)).

4.11*	Share Purchase Agreement, dated May 20, 2021, by and among Triterras Fintech Pte Limited and the individuals listed in Schedule 1 thereto as sellers.
8.1*	List of subsidiaries of the Registrant
11.1*	Code of Ethics of the Registrant
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*

The following financial statements from the Company’s Annual Report on Form 20-F for the year ended February 28, 2021, formatted in Inline XBRL: (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

104*	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

*	Filed herewith
**	Furnished herewith
+	Certain portions of the exhibit have been omitted in accordance with the Securities and Exchange Commission’s rules and regulations regarding confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

TRITERRAS, INC.

March 7, 2022	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Director, Executive Chairman
and Chief Executive Officer

Triterras, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:The Board of Directors and Stockholders of

Triterras, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Triterras, Inc. (the Company) as of February 28, 2021 and February 29, 2020, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended February 28, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2021 and February 29, 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The Company’s ordinary shares and warrants were previously listed on the Nasdaq Capital Markets (“Nasdaq”) under the tickers TRIT and TRITW.  On February 1, 2022, the Company received notice from Nasdaq that its shares would be de-listed for failing to comply with continued listing standards of Nasdaq.  Trading in the Company’s securities on the Nasdaq Capital Markets was suspended with the open of business on February 3, 2022.  Our opinion on the accompanying financial statements is not modified as result of this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since December 31, 2021.

San Mateo, California

March 7, 2022

Triterras, Inc.

Consolidated Financial Statements

Triterras, Inc.

and subsidiary

Consolidated Financial Statements

Consolidated statements of financial position

	Note	As of February 28, 2021	As of February 29, 2020
		US$	US$
Assets
Property, plant and equipment	4	1,527,260	1,499
Intangible assets	5	7,903,840	290,977
Contract costs	6	2,773,611	—
Non-current assets		12,204,711	292,476
Trade receivables – external customers	7	22,853,115	10,162,246
Trade receivables – related parties	8	—	3,232,810
Amount due from related parties	9	—	5,361,593
Other current assets	10	3,410,526	26,943
Restricted cash	11	35,686,643	—
Cash and cash equivalents	11	134,025,561	165,298
Current assets		195,975,845	18,948,890
Total assets		208,180,556	19,241,366
Equity
Share capital	12	8,320	5,000,100
Additional paid-in capital		172,290,724	—
Treasury shares		(14,276,718)	—
(Accumulated loss)/Retained earnings		(11,517,139)	11,369,284
Total equity		146,505,187	16,369,384
Liabilities
Lease liability	13	868,536	—
Deferred tax liabilities	14	1,714,928	—
Non-current liabilities		2,583,464	—
Other payables	15	8,668,641	1,176,898
Amount due to related party	9	—	4,993
Contract liabilities	18	49,124	97,542
Lease liability	13	260,429	—
Deferred income	16	75,848	—
Current tax payable		6,226,065	1,592,549
Warrants liabilities	17	43,811,798	—
Current liabilities		59,091,905	2,871,982
Total liabilities		61,675,369	2,871,982
Total equity and liabilities		208,180,556	19,241,366

The accompanying notes form an integral part of these financial statements.

Triterras, Inc.

Consolidated Financial Statements

Consolidated statements of comprehensive income

	Note	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
		US$	US$	US$
Revenue	18	55,473,725	16,898,178	—
Costs and expenses:
Cost of revenue	19	(4,167,967)	(103,631)	—
Research and development		(189,029)	(9,172)	(853,677)
Marketing and sales	20	(4,342,591)	(21,241)	(42,453)
General and administrative		(14,382,806)	(1,406,087)	(1,133,296)
Impairment - trade receivables	7	(3,925,335)	(183,232)	—
Impairment - intangible assets	5	(1,907,503)	—	—
Impairment - contract costs	6	(1,100,000)	—	—
Total costs and expenses		(30,015,231)	(1,723,363)	(2,029,426)
Results from operating activities		25,458,494	15,174,815	(2,029,426)
Other income		113,456	—	—
Change in fair value of warrant liabilities	17	26,111,685	—	—
Finance income		48,011	1,342	607
Finance costs		(130,490)	(2,817)	(9,256)
Net finance costs	22	(82,479)	(1,475)	(8,649)
Profit/(Loss) before income tax		51,601,156	15,173,340	(2,038,075)
Tax expense	23	(6,348,444)	(1,592,549)	—
Total comprehensive income/ (loss), representing net profit/(loss) for the year		45,252,712	13,580,791	(2,038,075)
Earnings per share
-Basic and diluted	27	0.74	4.07	(20,381.00)

The accompanying notes form an integral part of these financial statements.

Triterras, Inc.

Consolidated Financial Statements

Consolidated statements of changes in equity

	Note	Ordinary shares	(Accumulated loss)/ Retained earnings	Total Equity
		US$	US$	US$
At March 1, 2018		100	(173,432)	(173,332)
Total comprehensive loss for the year
Loss for the year		—	(2,038,075)	(2,038,075)
Total comprehensive loss for the year		100	(2,038,075)	(2,038,075)
At February 28, 2019 / March 1, 2019		100	(2,211,507)	(2,211,407)
Total comprehensive income for the year
Profit for the year		—	13,580,791	13,580,791
Total comprehensive income for the year		—	13,580,791	13,580,791
Transactions with owner, recognised directly in equity
Contributions by owner
Issue of ordinary shares	12	5,000,000	—	5,000,000
Total transactions with owner		5,000,000	—	5,000,000
At February 29, 2020		5,000,100	11,369,284	16,369,384

The accompanying notes form an integral part of these financial statements.

Triterras, Inc.

Consolidated Financial Statements

Consolidated statements of changes in equity - continued

	Note	Ordinary shares	Additional paid-in capital	Treasury shares	(Accumulated loss)/ Retained earnings	Total Equity
		US$	US$	US$	US$	US$
At February 29, 2020		5,000,100	—	—	11,369,284	16,369,384
Issuance of shares pursuant to reverse recapitalisation		3,158	182,787,409	—	(8,712,337)	174,078,230
Warrant liabilities assumed pursuant to reverse recapitalisation		—	(10,496,685)	–	(59,426,798)	(69,923,483)
Restructuring adjustment for acquisition of subsidiary corporation pursuant to reverse recapitalisation		(4,994,938)	–	–	—	(4,994,938)
Total comprehensive income for the year
Profit for the year		—	—	—	45,252,712	45,252,712
Total comprehensive income for the year		—	—	—	45,252,712	45,252,712
Transactions with owner, recognised directly in equity
Contributions by owner
Acquisition of treasury shares		—	—	(14,276,718)	—	(14,276,718)
Total transactions with owner		—	—	(14,276,718)	—	(14,276,718)
At February 28, 2021		8,320	172,290,724	(14,276,718)	(11,517,139)	146,505,187

The accompanying notes form an integral part of these financial statements.

Triterras, Inc.

Consolidated Financial Statements

Consolidated statements of cash flows

	Note	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
		US$	US$	US$
Cash flows from operating activities
Profit/(Loss) for the year		45,252,712	13,580,791	(2,038,075)
Adjustments for:
Finance costs	22	130,490	2,817	9,256
Depreciation	4	147,295	1,284	1,071
Amortisation of intangible assets	5	141,644	9,172	—
Amortisation of contract costs	6	1,153,831	—	—
Impairment loss on trade receivables		3,925,335	183,232	—
Impairment loss on intangible assets		1,907,503
Impairment loss on contract costs		1,100,000
Income tax expense	23	6,348,444	1,592,549	—
Change in fair value of warrant liabilities		(26,111,685)	—	—
		33,995,569	15,369,845	(2,027,748)
Trade receivables		(15,304,401)	(13,578,288)	—
Other current assets		645,662	(2,528,534)	(3,195,175)
Other payables		10,357,419	929,921	228,811
Contract liabilities		(48,418)	97,542	—
Deferred income		75,848	—	—
Cash generated from/(used in) operations		29,721,679	290,486	(4,994,112)
Contract costs paid		(5,350,000)	—	—
Income tax paid		—	—	—
Finance costs paid		(130,490)	(2,817)	(9,256)
Net cash generated from/(used in) operating activities		24,241,189	287,669	(5,003,368)
Cash flows from investing activities
Acquisition of plant and equipment		(443,680)	—	(3,854)
Development expenditure		(8,932,010)	(115,149)	—
Net cash used in investing activities		(9,375,690)	(115,149)	(3,854)
Cash flows from financing activities
Proceeds from issuance of ordinary shares		3,158	5,000,000	—
Proceeds from capitalisation of Netfin shares, net of redemptions and issuance costs		99,156,651	—	—
Proceeds from warrants assumed		69,923,483
Repurchase of own shares		(14,276,718)	—	—
Proceeds from loans and borrowings		—	—	5,010,000
Repayment of loans and borrowings		—	(5,010,000)	—
Lease payment		(100,411)	—	—
Finance costs paid		(24,756)	—	—
Net cash generated from/(used in) financing activities		154,681,407	(10,000)	5,010,000
Net increase in cash and cash equivalents		169,546,906	162,520	2,778
Cash and cash equivalents at beginning of the year		165,298	2,778	—
Less: Restricted cash		(35,686,643)	—	—
Cash and cash equivalents at end of the year	11	134,025,561	165,298	2,778

Triterras, Inc.

Consolidated Financial Statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Short term loans	Lease liabilities	Total
	US$	US$	US$
Balance as of March 1, 2019	5,010,000	—	5,010,000
Changes from financing cash flow
Repayments of loans to third parties	(5,010,000)	—	(5,010,000)
Total changes from financing cash flow	(5,010,000)	—	(5,010,000)
At February 29, 2020	—	—	—
Balance as of March 1, 2020	—	—	—
Lease payment	—	(100,411)	(100,411)
Interest paid	—	(24,756)	(24,756)
Total changes from financing cash flow	—	(125,167)	(125,167)

Other changes
New leases	—	1,254,132	1,254,132
Total other changes	—	1,254,132	1,254,132
Balance as of February 28, 2021	—	1,128,965	1,128,965

The accompanying notes form an integral part of these financial statements.

Significant non-cash transactions

During the year ended February 28, 2021, the Group entered into the following significant non-cash transactions:

•	Offsetting arrangement with a related corporation for non-trade balances amounting to $1,604,799 (2020: $76,906; 2019: zero).
•	Offsetting arrangement with its external customers for trade balances amounting to US$1,501,007 (2020: zero; 2019: zero).

Supplemental disclosure of non-cash investing and financing activities

Initial value of warrant liabilities assumed pursuant to the Business Combination amounted to US$69,923,483.

Triterras, Inc.

Consolidated Financial Statements

Notes to the consolidated financial statements

These notes form an integral part of the financial statements.

1	Overview of the Company

Triterras, Inc. (the “Company”) was originally incorporated in the Cayman Islands.  The registered office of the Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

On July 29, 2020, Netfin Acquisition Corp., a Cayman Islands exempted company (“Netfin”), MVR Netfin LLC, a Nevada limited liability company, as the representative of Netfin as of the date of the Business Combination Agreement and immediately prior to the closing, (the “Netfin Representative”), Triterras, Inc. (formerly Netfin Holdco) (the “Company”), Netfin Merger Sub, a Cayman Islands exempted company (“Netfin Merger Sub”), Symphonia Strategic Opportunities Limited (“SSOL”) and IKON Strategic Holdings Fund (“IKON”) (together with SSOL, the “Sellers”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement: (1) the Sellers agreed to sell, transfer, convey, assign and deliver to the Company all of issued and outstanding ordinary shares of Triterras Fintech Pte. Ltd. (“TFPL”)  owned by the Sellers in exchange for an aggregate of $60,000,000 in cash, 51,622,419 Holdco Ordinary Shares of the Company, and up to an additional 15,000,000 ordinary shares of the Company upon the Company meeting certain financial or share price thresholds;  and (2) Netfin Merger Sub, a wholly-owned direct subsidiary of the Company, would merge with and into Netfin, with Netfin being the surviving corporation in the merger and a wholly-owned direct subsidiary of the Company following the merger (the transactions described above, collectively, the “Business Combination”).  The Business Combination was consummated on November 10, 2020 and on such date the Company changed its name from Netfin Holdco (“Holdco”) to Triterras, Inc.

The Company is an investment holding company and the principal activities of the Group are those relating to financial technology platform solutions which facilitate trading and trade finance for small and medium sized enterprises using innovative blockchain-enabled technology.  With our investment in Trade Credit Partners the Company has become an inadvertent investment company.  See “Risk Factors” and Operating and Financial Review and Prospectus” elsewhere in this Annual Report for a discussion of the triggering events leading to a Company becoming subject the Investment Company Act and what action the Company is taking to not be subject to the Investment Company Act.

The immediate holding company as of February 28, 2021 is SSOL, a company incorporated in Mauritius. SSOL is fully owned by an individual shareholder. Prior to the Business Combination, the immediate and intermediate holding company as of February 29, 2020 are Antanium Holdings Pte. Ltd. and Antanium Global Pte. Ltd. respectively, both incorporated in Singapore.

2	Basis of preparation

2.1	Basis of compilation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Triterras, Inc.

Consolidated Financial Statements

The financial statements were approved for issuance by the Company’s Board of Directors on February 28, 2022.

2.2	Business combination

While Holdco is the legal acquirer of both Netfin and TFPL, TFPL has been identified as the accounting acquirer of Netfin for accounting purposes. This determination was primarily based on TFPL comprising the ongoing operations of the combined company, TFPL senior management comprising the senior management of the combined company, and the former owners and management of TFPL having control of the Board of Directors following the consummation of the business combination by virtue of being able to appoint a majority of the directors of the combined company. As Netfin does not meet the definition of a business as defined in IFRS 3 — Business Combinations (“IFRS 3”), the acquisition is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 — Share-based Payments (“IFRS 2”). Hence, the business combination will be accounted for as the continuance of TFPL with recognition of the identifiable assets acquired and the liabilities assumed of Netfin at fair value. Operations prior to the business combination will be those of TFPL from an accounting point of view.

Under IFRS 2, the business combination is measured at the fair value of the ordinary shares deemed to have been issued by TFPL for the ownership interest in Holdco to be the same as if the transaction had taken the legal form of TFPL acquiring 100% of Netfin. The difference between the fair value of the ordinary shares deemed to have been issued by TFPL and the fair value of Netfin’s identifiable net assets acquired represents a transaction cost and will be expensed as a charge to income.

TFPL has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

The Sellers, who comprise all of TFPL’s shareholders, will have the largest ownership interest and voting interest in Holdco after the closing date under each of the no redemptions and maximum redemptions scenarios (as described below and in the notes hereto) with approximately 61.5% or 77.3% ownership voting interest, respectively;

•

Holdco’s board of directors after the business combination will initially consist of seven directors; five of whom will initially be appointed by the Sellers and two of whom will initially be appointed by Netfin; and

•	TFPL represents the larger entity, in terms of both revenue and total assets.

Other factors were considered, including composition of management, purpose and intent of the business combination and the location of the combined company’s headquarters, noting that the preponderance of evidence as described above is indicative that TFPL is the accounting acquirer in the business combination.

No goodwill or other intangible assets will be recorded by TFPL in connection with the acquisition.  All direct costs of the business combination will be expensed.

The shares and net profit or loss per common share, prior to the business combination, have been adjusted as shares reflecting the exchange ratio established in the business combination.

2.3	Basis of measurement

Triterras, Inc.

Consolidated Financial Statements

The financial statements have been prepared on the historical cost basis.

2.4	Functional and presentation currency

These financial statements are presented in United States dollars (US$), which is the Company’s functional currency.

2.5	Use of estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 5 – Impairment test of intangible assets: key assumptions underlying recoverable amounts, including the recoverability of development costs;
•	Note 6 – Impairment test of contract costs: key assumptions underlying achievement of the volume of customer referrals;
•

Note 7 and 8 – Measurement of Expected Credit Loss (“ECL”) allowance for trade receivables based on key assumptions such as Probability of Default (“PD”) and Loss Given Default (“LGD”) and forward-looking macroeconomic factors.

•	Note 13 – Lease term: Whether the Group is reasonably certain to exercise extension options; and
•	Note 22 – Uncertain tax treatments.

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Group to the periods presented in these financial statements.

3.1	Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Triterras, Inc.

Consolidated Financial Statements

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the NCI in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

3.2	Foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are translated to the functional currency at the exchange rate on that date.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on translation are recognised in profit or loss.

3.3	Financial instruments

(i)	Recognition and initial measurement

Non-derivative financial assets and financial liabilities

Trade receivables and debt investments issued are initially recognised when they are originated.  All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement

Non-derivative financial assets

On initial recognition, a financial asset is classified as measured at amortized cost.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as of FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

Triterras, Inc.

Consolidated Financial Statements

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management.  The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice.  These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

•	how the performance of the portfolio is evaluated and reported to the Group’s management;
•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Financial assets that are held-for-trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition.  ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument.  This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.  In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable rate features;
•	prepayment and extension features; and

Triterras, Inc.

Consolidated Financial Statements

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.  Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Non-derivative financial assets: Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method.  The amortized cost is reduced by impairment losses.  Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss.  Any gain or loss on derecognition is recognised in profit or loss.

Non-derivative financial liabilities: Classification, subsequent measurement and gains and losses

The Group initially recognises debt securities issued and subordinated liabilities on the date that they are originated.  Financial liabilities for contingent consideration payable in a business combination are recognised at the acquisition date.  All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets.  In these cases, the transferred assets are not derecognised.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire.  The Group also derecognises a financial liability when its terms are modified

Triterras, Inc.

Consolidated Financial Statements

and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

3.4	Impairment

(i)	Non-derivative financial assets

The Group recognizes loss allowances for ECLs on financial assets measured at amortized cost.

Simplified approach

The Group applies the simplified approach to providing for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. In calculating the expected credit loss rates for trade receivables, the Group considers loss rates for each category of aging bracket of buyers, and adjusts for forward looking macroeconomic data.

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments and FGC (Financial Guarantee Contract). Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition.

At each reporting date, the Group assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of financial assets have increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment that includes forward-looking information.

Measurement of ECLs

The Group decided to assess the Expected Credit Loss (‘ECL’) of the financial asset at amortized cost or fair value through other comprehensive income (‘FVOCI’) based on the discounted product of exposure at default (‘EAD’), probability of default (‘PD’) and loss given default (‘LGD’) as defined below:

•	EAD is based on the trade receivable amounts that the Group expects to be owed at the time of default. This represents the carrying value of the trade receivable.

Triterras, Inc.

Consolidated Financial Statements

•	PD represents the likelihood of a buyer defaulting on its financial obligation, either over the next 12 months or over the remaining lifetime of the obligation.
•	LGD represents the Group’s expectation of the extent of loss on a defaulted exposure. LGD is expressed as a percentage loss per unit of exposure at the time of default.

The ECL is computed by multiplying EAD, PD, LGD for each category. The PD and LGD are developed by utilizing historical default studies and publicly available data.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;
•	a breach of contract such as a default after negotiation;
•	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise; or
•	it is probable that the borrower will enter bankruptcy or other financial reorganisation.

Presentation of allowance for ECLs in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of these assets.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.  This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.  However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.  Impairment losses are recognised in profit or loss.

Triterras, Inc.

Consolidated Financial Statements

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3.5	Share capital

Ordinary shares

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Preference share capital

The Group’s redeemable preference shares are classified as financial liabilities, because they bear non-discretionary dividends and are redeemable in cash by the holders. Non-discretionary dividends thereon are recognised as interest expense in profit or loss as accrued.

Non-redeemable preference shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Group’s equity instruments. Discretionary dividends thereon are recognised as equity distributions on approval by the Company’s shareholders.

Repurchase and reissue of ordinary shares (treasury shares)

When shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

3.6	Government grants

Grants from the government are recognised as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

3.7	Revenue

License fees

The Group enters into fixed price contracts with customers to provide access to its platform over a period of 12 months. In accordance with IFRS 15 Revenue from Contracts with Customers, revenue from these license fees is recognised when the Group satisfies the performance obligation (PO) by granting platform access to the customer. The amount of revenue recognised is the amount of the transaction price allocated to the satisfied PO.

Triterras, Inc.

Consolidated Financial Statements

The transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for granting platform access to the customers.

License fee revenue is non- refundable and is recognised equally over the course of 12 months, in line with the period of access granted on the platform, reflecting the progress towards complete satisfaction of that PO.

Trade and Trade Finance Module – Overview

The Group provides a platform which helps to facilitate trading and trade finance. In accordance with IFRS 15 Revenue from Contracts with Customers, revenue from platform service fees is recognised when the Group satisfies a PO by transferring a promised goods or service to a customer via its platform for each individual module. Service provided in each module is identified as a separate performance obligation as they are separately identifiable, distinct and not interdependent. The fee charged for each performance obligation is separately determined as a percentage of the trade or financing amount. The fulfilment of a single performance obligation and the amount of revenue is recognised at a point in time upon the completion of the service.

Platform service fees – Trade Discovery sub-module

The “Trade Discovery” sub-module covers the facilitation of trades, allowing users to find counterparties and transactions on the platform, create buy or sell orders and enter into sales agreements. The identified PO of the Group is the facilitation of the trade on the platform. The transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for the service of completing the facilitation of a trade. The transaction price is determined based on a fixed percentage of trade transaction value. As stated in the contract with the customer, the Group is only entitled to the consideration upon completion of a trade as acknowledged by both buyers and sellers on the platform. As such, revenue is recognised at a point in time where consummated trades were acknowledged on the platform by buyers and sellers i.e., fulfilment of the performance obligation.

Platform service fees – Trade Finance sub-module

The “Trade Finance” sub-module is used by the lenders or financial institutions to receive funding requests and to provide funding to borrowers. The identified PO of the Group is the facilitation of the completion of a trade financing process. The transaction price is the amount of consideration in the contract to which the Group expects to be entitled for facilitating the completion of a trade financing. The transaction price is determined based on a fixed percentage fee of the amount financed by the lenders. As stated in the contract with the customer, the Group is only entitled to the consideration upon completion of a trade financing where the lender has disbursed the loan funding to the borrower as acknowledged by the borrower on the platform. As such, revenue is recognized at the point in time when the borrower has acknowledged on the platform the receipt of loan funding.

Contract liabilities

Advances are collected from customers upon entering into the sales agreement. These advances are non-refundable and are separately recorded as contract liabilities and will be utilised to offset against fee collection on future completed trade transactions on the platform.

3.8	Employee benefits

(i)	Short-term employee benefits

Triterras, Inc.

Consolidated Financial Statements

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii)	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

3.9	Marketing and Sales

Marketing and sales comprise of marketing and promotional expenditures, consultancy services relating to business development and amortisation of contract costs.

3.10 General and Administrative

General and administrative costs mainly comprise of management fees, legal fees and provision for litigation costs, professional fees, consultancy fees, staff cost and depreciation of right-of-use assets.

3.11	Finance costs

Finance costs comprise interest expense and bank charges.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in a net gain or net loss position.

3.12	Tax

Tax expense comprises current and deferred tax.  Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Triterras, Inc.

Consolidated Financial Statements

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due.  New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.13	Property, plant and equipment

(iii)	Recognition and measurement

Items of property, plant and equipment are measured at cost, which includes capitalised borrowing costs, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

Cost may also include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.  Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment is recognised in profit or loss.

(iv)	Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably.  The carrying amount of the replaced component is derecognised.  The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(v)	Depreciation

Depreciation is based on the cost of an asset less its residual value.  Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognised as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment, unless it is included in the carrying amount of another asset.  Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term.  Freehold land is not depreciated.

Triterras, Inc.

Consolidated Financial Statements

Depreciation is recognised from the date that the property, plant and equipment are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

The estimated useful lives for the current and comparative years are as follows:

•	Office equipment3 years
•	Fixtures and fittings3 years
•	Motor vehicles8 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

3.14	Intangible assets

(i)	Research and development costs

Expenditure on research activities is recognised in profit or loss as incurred.

Development expenditure is capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable from license and platform fee charges to platform users and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

(iii)	Amortisation

Amortisation is calculated based on the cost of the asset, less its residual value.

Amortisation is recognised in research and development expenses in profit or loss statement on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative years are as follows:

•	Capitalised development costs 10 years

3.15	Operating segment and geographic information

An operating segment is a component of an entity:

Triterras, Inc.

Consolidated Financial Statements

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
•	for which discrete financial information is available.

The Group has identified one operating segment i.e “trading platform business”.

The assessment of reportable segments is based upon having similar economic characteristics and if the operating segments are similar in the following respects:

•	the nature of the products and services;
•	the nature of the production processes;
•	the type or class of customer for their products and services;
•	the methods used to distribute their products or provide their services; and
•	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Reportable segments are distinguished due to their differences in their operations and economics. They are managed separately because they require different business, technological, and marketing strategies.

The Group’s CEO is considered to be the Group’s Chief Operating Decision Maker (“CODM”). The CODM reviews non-financial information, for purposes of allocating resources. Based on the internal financial information provided to the CODM, the Group has determined that the identified operating segment as one reportable segment.

The CODM evaluates the assets and liabilities despite disaggregated financial information being available, the accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group’s financial statements.

3.16	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

Triterras, Inc.

Consolidated Financial Statements

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

•	Lease payments included in the measurement of the lease liability comprise the following:
•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’.

Short-term leases and leases of low-value assets

Triterras, Inc.

Consolidated Financial Statements

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.17	Contract costs

Sales commission directly attributable to obtaining and fulfilling a customer’s contract are capitalised in the statement of financial position and amortized as marketing and sales expenses over the contract period or expected customer relationship period as the Group expects to recover these costs.

The contract period or expected customer relationship period is typically 3 years.

Capitalised contract costs are included under non-current assets.

3.18	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees (if any).

3.19	New standards and interpretations not adopted

A number of new standards, interpretations and amendments to standards are effective for annual periods beginning after March 1, 2020 and earlier application is permitted; however, the Group has not early adopted the new or amended standards and interpretations in preparing these financial statements.

The following new IFRSs, interpretations and amendments to IFRSs are not expected to have a significant impact on the Group’s financial statements.

•	Amendments to References to Conceptual Framework in IFRS Standards
•	Definition of a Business (Amendments to IFRS 3)
•	Definition of Material (Amendments to IAS 1 and IAS 8)
•	IFRS 17 Insurance Contracts

The new or amended accounting Standards and Interpretations listed above are not mandatory for the February 28, 2021 reporting periods and have not been early adopted by the Group except for Amendments to IFRS 16 Leases (Covid-19-Related Rent Concessions). These are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Triterras, Inc.

Consolidated Financial Statements

4	Property, plant and equipment

	Office equipment	Fixtures and fittings	Motor vehicles	Right-of- use assets	Total
	US$	US$	US$	US$	US$
Cost
As of February 28, 2019	—	—	—	—	—
Additions	3,854				3,854
As of February 29, 2020	3,854				3,854
Additions	28,918	258,360	156,402	1,229,376	1,673,056
As of February 28, 2021	32,772	258,360	156,402	1,229,376	1,680,764
Accumulated depreciation
As of February 28, 2019	(1,071)	—	—	—	(1,071)
Depreciation for the year	(1,284)	—	—	—	(1,284)
As of February 29, 2020	(2,355)	—	—	—	(2,355)
Depreciation for the year	(4,315)	(3,589)	(23,460)	(115,931)	(147,295)
As of February 28, 2021	(6,670)	(3,589)	(23,460)	(115,931)	(149,650)
Carrying amounts
As of February 29, 2020	1,499	—	—	—	1,499
As of February 28, 2021	26,102	254,771	132,942	1,113,445	1,527,260

Property, plant and equipment include right-of-use assets of US$1,113,445 and corresponding lease liabilities of US$1,128,965 related to rental of its office premises entered into during the financial year ended February 28, 2021.

Triterras, Inc.

Consolidated Financial statements

5	Intangible assets

	IT platform	Development costs	Total
	US$	US$	US$
Cost
As of February 28, 2019	—	—	—
Additions	—	300,149	300,149
Reclassification to IT platform	300,149	(300,149)	—
As of February 29, 2020	300,149	—	300,149
Additions	9,457,562	204,448	9,662,010
Reclassification to IT platform	186,317	(186,317)	—
As of February 28, 2021	9,944,028	18,131	9,962,159
Accumulated amortisation and impairment loss
As of February 28, 2019	—	—	—
Amortisation for the year	(9,172)	—	(9,172)
As of February 29, 2020	(9,172)	—	(9,172)
Amortisation for the year	(141,644)	—	(141,644)
Impairment loss	(1,907,503)		(1,907,503)
As of February 28, 2021	(2,058,319)	—	(2,058,319)
Carrying amounts
As of 29 February 2020	290,977	—	290,977
As of 28 February 2021	7,885,709	18,131	7,903,840

During the financial year, cost incurred amounting to US$186,317 (2020: US$300,149) of development expenditure for Kratos platform has been capitalised from the point in time the development of the platform becomes technically feasible.

During the year, US$730,000 of the development expenditure acquired was offset with the trade balances of an external customer who also trades on the IT platform.

At each reporting period the Group is required to assess whether or not the carrying value of its intangible assets are in excess of their fair value.  If the carrying value of intangible assets is in excess of their fair value, an impairment charge is taken to reduce the carrying value to equal its fair value.  The determination of fair value requires the use of estimates and judgments.  Fair value is determined by applying a discounted cash flows model (“DCF”) to determine the value in use or the net realizable value.  Inputs to a DCF model include estimates of the performance of our business over a period of time and a discount rate. The discount rate used reflects a weighted average cost of capital for a representative peer group of financial technology companies which was 19.6%.

Triterras, Inc.

Consolidated Financial statements

6	Contract costs

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Capitalised contract costs (net)	2,773,611	—

The movement in capitalised contract costs is as follows:

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Balance as of beginning of financial year	—	—
Contract costs incurred	5,350,000	—
Amortisation to marketing and sales expenses	(1,153,831)	—
Contract costs refunded	(322,558)	—
Impairment loss	(1,100,000)	—
Balance as of end of financial year	2,773,611	—

During the financial year, the Group entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years with the Group. These costs are capitalised as it is directly attributable to obtaining a customer’s contract and the Group expects to recover these costs. The contract costs are amortized over the subscription period of 3 years. For those customers who were unable to meet the transaction volume committed for a pre-determined period of time, a refund has been sought from the referral. The refund of $322,558 was fully paid to the Group subsequent to the financial year end.  The Group recognised an impairment loss of $1,100,000 as of the current financial year end based on the recoverability of the remaining balance due to current conditions.

7	Trade receivables – external customers

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Gross trade receivables	26,961,682	10,301,202
Less: Impairment loss allowance of trade receivables	(4,108,567)	(138,956)
Net trade receivables	22,853,115	10,162,246

Credit terms are generally 90 days.

Triterras, Inc.

Consolidated Financial statements

The movement in the impairment loss allowance of trade receivables during the year is as follows:

	Non- credit impaired	Credit impaired
	US$	US$
As of February 28, 2019	—	—
Impairment loss recognised	138,956	—
As of February 29, 2020	138,956	—
Impairment loss recognised	223,144	3,746,467
As of February 28, 2021	362,100	3,746,467

The Group’s exposure to credit and currency risks, and impairment loss allowance for these trade receivables, is disclosed in Note 25.

8	Trade receivables – related parties

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Gross trade receivables	—	3,277,086
Less: Impairment loss allowance of trade receivables	—	(44,276)
Net trade receivables	—	3,232,810

Outstanding trade balances with related parties in the previous financial year were namely Antanium Resources Pte Ltd (previously known as Rhodium Resources Pte. Ltd.) and its subsidiaries and AGPL LP Interest Ltd (previously known as TAPL LP Interest Ltd), which have the same payment terms of repayment as external customers. Credit terms are generally less than 90 days. The receivables have been fully repaid during the financial year.

The movement in the impairment loss allowance of trade receivables during the year is as follows:

	Non- credit impaired	Credit impaired
	US$	US$
As of February 28, 2019	—	—
Impairment loss recognised	44,276	—
As of February 29, 2020	44,276	—
Impairment loss reversed	(44,276)	—
As of February 28, 2021	—	—

The Group’s exposure to credit and currency risks, and impairment loss allowance for these trade receivables, are disclosed in Note 25.

Triterras, Inc.

Consolidated Financial statements

9	Related parties

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Amount due from related parties
Holding company
-Symphonia Strategic Opportunities Limited	—	279
Related parties (under common control)
-Antanium Global Pte Ltd (previously known as Triterras Asia Pte Ltd)	—	261,120
-Antanium Holdings Pte Ltd (previously known as Triterras Holdings Pte Ltd)	—	100
-Antanium Resources Pte Ltd (previously known as Rhodium Resources Pte Ltd)	—	5,100,094
	—	5,361,593

Amounts due from related parties (non-trade) relate to advances extended for working capital requirement. The amounts are unsecured, non-interest bearing and expected to be repaid within the next 12 months. There is no impairment loss allowance of trade receivables arising from these outstanding balances. The outstanding balances in prior year have been fully repaid during the financial year.

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Amount due to related party
Related party (under common control)
-Puissant International Pte Ltd	—	4,993
	—	4,993

Amount due to related parties is unsecured, non-interest bearing and repayable on demand.

10	Other current assets

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Other receivables	490,631	1,400
Prepaid insurance	2,358,583	—
Prepayments	561,312	25,543
	3,410,526	26,943

Prepayments relate to payments made in advance on professional services not received.

Triterras, Inc.

Consolidated Financial statements

11	Cash, cash equivalents and restricted cash

(i) Cash and cash equivalents

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Bank balances	134,025,561	165,298

(ii) Restricted cash

Restricted cash is in relation to cash held by an external party for the Group’s share repurchase program. The Group has authorised a share repurchase program of up to US$50,000,000 during the year. Balance of the share repurchase program as of February 28, 2021 amounted to US$35,686,643 (2020: zero).

12	Share capital

(i)	Ordinary shares

For the year ended February 29 2020, the Company issued 5,000,000 ordinary shares for a total consideration of US$5,000,000 with no par value.

On November 11, 2020, the Company’s common stock and warrants began trading on the NASDAQ stock exchange under the symbol “TRIT” and TRITW” respectively (See Note 30 – Subsequent Events for a discussion of the status of the trading in the Company’s securities). Pursuant to the terms of the Business Combination Agreement, the Company is authorised and has available for issuance 469,000,001 ordinary shares of par value of US$0.0001 each. Immediately following the business combination, there was 83,195,869 shares of common stock with a par value of US$0.0001 and 25,981,000 warrants outstanding.

As discussed in Note 2.2, the Company has adjusted the shares issued and outstanding prior to November 11, 2020 to give effect to the exchange ratio established in the Business Combination Agreement.

On January 18, 2021, the Company announced a share repurchase program of up to US$50,000,000 of the Company’s shares. 1,831,532 shares have been repurchased and recognised as treasury shares as of February 28, 2021.

As of February 28, 2021, the number of ordinary shares issued and outstanding was 81,364,337.

Subsequent to financial year end on April 20, 2021, the Company completed its share repurchase program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000.  As of August 2, 2021, the Company had 6,671,788 treasury shares compared to 1,831,532 treasury shares as of February 28, 2021. The average weighted number of treasury shares for the year ended February 28, 2021 was 33,895.

Triterras, Inc.

Consolidated Financial statements

The Company has been notified by Nasdaq that our securities will be delisted.  We expect that Nasdaq will complete the delisting of the Ordinary Shares and the Triterras Warrants by filing a Form 25 Notification of Delisting with the SEC.

(ii)	Preference shares

As of February 28, 2021, the Company is authorised to issue 30,999,999 preference shares of a par value of US$0.0001 each, of which no shares are issued and/or outstanding.

(iii)	Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern. Capital consists of ordinary shares and retained earnings of the Group.  The board of directors monitors the return of capital as well as the level of dividends to ordinary shareholders.

The Group is not subject to externally imposed capital requirements.

13	Lease liability

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Non-current liability
Lease liability	868,536	—
Current liability
Lease liability	260,429	—

In determining the right-of-use asset, the company used an interest rate of 5.25%

The lease relates to the office lease which was entered into during the financial year. The lease will expire by end of 2021 with an option to renew for another 3 years. The Group expects to renew the office lease by the end of expiry.

Subsequent to financial year end, the Group has extended the lease for another 3 years.

Right-of-use assets relate to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 4).

Amounts recognized in profit or loss

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
Depreciation on lease liability	115,931	-	-
Interest on lease liability	24,756	-	-

Triterras, Inc.

Consolidated Financial statements

14	Deferred tax liabilities

Recognised deferred tax liabilities

Deferred tax liabilities are attributable to the following temporary differences:

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Intangible assets	1,667,928	-
Plant and equipment	47,000	-
	1,714,928	-

Movement in deferred tax liabilities

	As of February 29, 2020	Recognised in profit or loss	As of February 28, 2021
	US$	US$	US$
Intangible assets	-	1,667,928	1,667,928
Plant and Equipment	-	47,000	47,000
	-	1,714,928	1,714,928

15	Other payables

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Accruals	6,726,147	1,139,322
Provisions	1,750,000	29,267
Other payables	192,494	8,309
	8,668,641	1,176,898

Accruals mainly relates to legal professional fees accrued for the year.

Provisions mainly relates to bonus and unutilised leave balances payable to the employees as of year end.

16	Deferred income

Triterras, Inc.

Consolidated Financial statements

	As of February 28, 2021	As of February 29, 2020
	US$	US$
Government grants	75,848	—

The Group has been awarded a grant from the Monetary Authority of Singapore (MAS). The grant, received during the financial year, amounted to US$78,463 (SGD107,000) and related to the development of the Kratos platform. The grant, recognised as deferred income, is being amortized over the useful life of the platform.

17	Warrant liabilities

As of February 28, 2021, the Company had 25,300,000 public warrants and 681,000 private warrants outstanding.

Pursuant to the Business Combination Agreement, the outstanding warrants of Netfin to purchase a Class A Share were assumed by the Company on identical terms. The warrants entitle the holder to purchase one ordinary share of the Company at an exercise price of $11.50 per share at any time on or after 30 days after the Business Combination and on or prior to 5 years after the date on which the Company completes the Business Combination. The warrants were listed on Nasdaq under the symbol TRITW.

The Company determined that these warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability.  The outstanding warrants are recognised as a warrant liability on the statement of financial position and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as component of other income/(loss) in profit or loss.

The fair value of warrant liabilities was measured using Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows (exercise and stock price in US$):

	As of November 10, 2020	As of February 28, 2021
Exercise price (1)	15.00	15.00
Stock price (2)	12.15	7.13
Expected life (years)	5.00	4.70
Volatility (3)	40.97%	42.03%
Risk-free interest rate (4)	0.46%	0.68%
Dividend yield	0.0%	0.0%

(1)	Based on the terms provided in the warrant agreement dated July 30, 2019.
(2)	Based on the trading value of common stock of Triterras, Inc. as of each presented period ending date.
(3)	Based on Peer Volatility Analysis over each respective remaining contractual term.
(4)	Based on published US Treasury spot rates as of each presented period ending date and correspond with the remaining contractual term.

Triterras, Inc.

Consolidated Financial statements

The following table presents the changes in fair value of warrant liabilities:

	Public	Private placement	Warrant liabilities
	US$	US$	US$
Initial measurement as of November 10, 2021	66,792,000	3,131,483	69,923,483
Change in valuation inputs	(24,035,000)	(2,076,685)	(26,111,685)
Fair value as of February 28, 2021	42,757,000	1,054,798	43,811,798

The measurement of the public warrants is classified as Level 1 due to the use of an observable market quote in an active market under the ticker TRITW. The quoted price of the public warrant was US$1.69 as of February 28, 2021.

The private placement warrants are considered Level 2 liabilities in the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company’s stock prices and historical volatility as inputs. As of February 28, 2021, none of the warrants have been exercised.

As a result of the delisting of the Company’s securities by Nasdaq, valuations of the Company’s warrants, after the date of the delisting, will be valued using Level 3 inputs until such time that there is an observable market quote for the Company’s warrants (please see Note 30 – Subsequent Events for a discussion of the status of the trading in the Company’s securities).

18	Revenue

This represents revenue arising from the Group’s contracts with customers for license fees and platform service fees.

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
License fees	30,918	8,458	—
Platform service fees
-Trade discovery sub-module	22,369,694	14,432,428	—
-Trade finance sub-module	33,073,113	2,457,292	—
	55,473,725	16,898,178	—

License fees

Nature of services

Triterras, Inc.

Consolidated Financial statements

The license fees charged provide customers the right to access the platform, where customers can obtain the economic benefits by transacting on the platform from the point the access rights were given to the customers. License fees are agreed upon signing of sales contracts and are non-refundable.

Revenue recognition

License fees are recognised over time of the contract period of 12 months because the customers are being provided with the right to use the platform as it exists throughout the period.

Significant payment terms

Invoices for license fees are generated after each successful sign-up on the platform. Credit terms are generally 90 days.

Platform service fees – Trade Discovery sub-module

Nature of services

The platform enables the customers to connect to other counterparties to perform trade transactions. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on the percentage fee agreed in the contract and actual volume of trade transactions.

Triterras, Inc.

Consolidated Financial statements

Revenue recognition

Platform service fees are recognised at the point in time where the trades are completed on the platform (i.e. trade has been transacted and both buyers and sellers have acknowledged the trades on the platform). Each completed trade constitutes a single performance obligation, as the platform serves as a commonplace to connect the buyer and seller to execute the trade. Transaction price is determined based on total trade transaction value and fee agreed in the sales contract.

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms of 90 days.

Platform service fees – trade finance sub-module

Nature of services

The platform enables the customers to connect to other counterparties to obtain trade financing from lenders. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on the percentage fee agreed in the contract and total approved funding.

Revenue recognition

Platform service fees are recognised at the point in time when funding is provided to the borrowers on the platform (i.e. lender has disbursed the loan funding to the borrower and the borrower has acknowledged the loan funding on the platform). Each completed trade constitutes a single performance obligation, as the platform serves as a commonplace to connect the borrower and lender to execute the trade. Transaction price is determined based on total approved fund value and fee agreed in the sales contract.

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms of less than 90 days.

Triterras, Inc.

Consolidated Financial statements

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

		As of February 28, 2021	As of February 29, 2020
	Note	US$	US$
Trade receivables – external customers	7	22,853,115	10,162,246
Trade receivables – related parties	8	—	3,232,810
Contract liabilities	18	(49,124)	(97,542)

Contract liabilities relate to advances collected from customers upon sign-up as part of the license fees billed and license fees deferred, as revenue is recognised over the contract terms of
12 to 36 months.

Significant changes in the contract liabilities balances during the year are as follows:

	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$
Revenue recognised that was included in contract liabilities balance at the beginning of the year	(97,542)	—
Increases due to advances and license fees collected	(36,750)	(232,000)
Amounts recognised as revenue during the year	30,918	8,458
Advances utilised during the year	54,250	126,000
	(49,124)	(97,542)

19	Cost of revenue

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
Purchases
-Operation of IT platform	3,314,075	—	—
-IT expenses	582,925	103,631	—
Cloud management services	270,967	—	—
	4,167,967	103,631	—

Cost of revenue consists primarily of expenses associated with delivery of the IT platform and services. These include expenses related to operation of the IT platform, cloud management service fees and bandwidth costs.

Triterras, Inc.

Consolidated Financial statements

20	Marketing and sales

	Note	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
		US$	US$	US$
Marketing and promotional expenditures		141,490	21,241	42,453
Consultancy services relating to business development		3,047,270	—	—
Amortisation of contract costs	6	1,153,831	—	—
		4,342,591	21,241	42,453

21	General and administrative

The following items have been included in arriving at general and administrative:

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
Management fees	1,721,830	915,000	918,353
Legal fees	5,263,332	36,032	—
Professional fees	1,015,413	86,693	25,358
Consultancy fees	771,314	68,500	43,609
Staff cost	5,185,095	325,598	—
Travelling expenses	70,237	4,567	87,884
Depreciation of right-of-use assets	115,931	—	—

Management fees relate to staff costs, accounting and administrative support services and office space recharges from related parties.

Government grants received is offset against staff cost during the financial year. Government grants received during the financial year are the Jobs Support Scheme (“JSS”) and Wages Credit Scheme (“WCS”) amounting to US$72,832 and US$1,627, respectively. The JSS is a temporary scheme introduced in the Singapore Budget 2020 to help enterprises retain local employees. Under the JSS, employers will receive cash grants in relation to the gross monthly wages of eligible employees. WCS is introduced to support businesses embarking on transformation efforts and encourage sharing of productivity gains with workers.

Triterras, Inc.

Consolidated Financial statements

22	Finance income and finance costs

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
Interest income	48,011	209	—
Exchange gain, net	—	1,133	607
Finance income	48,011	1,342	607

Bank charges	(14,894)	(2,763)	(7,299)
Interest expense	(75,560)	(54)	(1,957)
Exchange loss, net	(40,036)	—	—
Finance cost	(130,490)	(2,817)	(9,256)
Net finance cost	(82,479)	(1,475)	(8,649)

Triterras, Inc.

Consolidated Financial statements

23	Tax expense

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
Tax recognised in profit or loss
Current tax expense
Current year	4,090,059	1,592,549	—
Changes in estimates related to prior year	543,457	—	—
	4,633,516	1,592,549	—
Deferred tax expense
Origination of temporary differences	1,391,928	1,592,549	—
Tax expense	6,348,444	1,592,549	—
Reconciliation of effective tax rate
Profit before income tax	51,601,156	15,173,340	(2,038,075)
Income tax using Singapore rate of 17% (2020: 17%)	8,772,196	2,579,468	(346,473)
Effect of tax rates in foreign jurisdiction	918,306	—	—
Non-deductible expenses	579,122	31,066	3,104
Tax exempt income	(4,451,909)	—	—
Tax incentives	(12,728)	(26,524)	—
Effect of unused tax losses not recognised as deferred tax assets	—	—	343,369
Utilisation of tax losses carried forward	—	(372,852)	—
Utilisation of group tax relief	—	(569,143)	—
Changes in estimates related to prior year	543,457	—	—
Others	—	(49,466)	—
	6,348,444	1,592,549	—

As of February 28, 2019, the Group had unutilised tax losses amounted to approximately US$2,000,000 for which no deferred tax asset was recognised in view of the uncertainty of its recoverability. The unutilised tax losses can be carried forward for unlimited period subject to conditions imposed by law.

As of February 29, 2020, the Group has utilised the tax losses carried forward from prior period and group tax relief provided by its intermediate holding company at that point, Antanium Global Pte. Ltd.

24	Significant related party transactions

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.  Related parties may be individuals or other entities.

Triterras, Inc.

Consolidated Financial statements

During the financial year, in addition to disclosures made elsewhere in the financial statements, there were the following significant related party transactions undertaken on terms as agreed between the parties in the normal course of business:

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
Sale of services
-Related parties	5,164,280	4,504,413	—
Transfer of fixed assets
-Related party	156,402	—	—
Management fees
-Immediate holding company	—	1,100,000	918,353
-Related party	1,721,830	—	—
Research and development expense -Related party	—	—	800,000

Sales of services provided to related parties during the year refer to Antanium Resources and its subsidiaries. All outstanding balances with related parties are priced on an arm’s length basis and were fully settled during the financial year.

For the financial year ended February 29, 2020, US$185,000 of the US$1.1 million management fees charged to the Group has been capitalised during the year as intangible assets as it relates to costs incurred to develop the IT platform.

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group.  The Group considers the directors of the Company to be the key management personnel of the Group.

The Group is centrally managed by the key management personnel of the immediate holding company prior to business combination. The key management personnel received remuneration from the then immediate holding company in respect of their services to the larger group which includes the Group. The compensation of US$1,519,324 (2020: US$188,444; 2019: US$680,004) was being charged to the Group in the form of management fees to the Group during the year. The key management personnel have been transferred to the Group subsequent to business combination during the financial year.

25	Financial risk management

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business.  The Group has formal risk management policies and guidelines that set out its overall business strategies, its tolerance of risk and general risk management philosophy and has established processes to monitor and control its exposure to such risks in a timely manner.  The Group

Triterras, Inc.

Consolidated Financial statements

reviews its risk management processes regularly to ensure the Group’s policy guidelines are adhered to.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations.

At the reporting date, the exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$
Related parties	—	3,232,810
External parties	22,853,115	10,162,246
	22,853,115	13,395,056

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position. Refer to Note 3.4 for the Group’s policy on assessment of ECL impairment model.

Impairment

The ageing of trade receivables (external customers and related parties) at the reporting date was:

	Non- credit impaired	Credit impaired
	US$	US$
2021
Current	12,121,046	1,607,907
Past due 1 – 60 days	10,226,905	278,278
Past due over 60 days	867,264	1,860,282
Total gross carrying amount	23,215,215	3,746,467
Loss allowance	(362,100)	(3,746,467)
	22,853,115	—
2020
Current	13,275,381	—
Past due 1 – 60 days	287,892	—
Past due over 60 days	15,015	—
Total gross carrying amount	13,578,288	—
Loss allowance	(183,232)	—
	13,395,056	—

Triterras, Inc.

Consolidated Financial statements

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Group monitors its liquidity risk and maintains a level of cash and bank balances deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows.

The following are the contractual undiscounted cash outflows of non-derivative financial liabilities:

	Carrying amount	Contractual cash flows	Within 1 year	Within 1 to 5 years	More than 5 years
	US$	US$	US$	US$	US$
2021
Non-derivative financial liabilities
Other payables*	6,918,641	6,918,641	6,918,641	—	—
Lease liability	1,128,965	1,128,965	260,429	868,536
	8,047,606	8,047,606	7,179,070	868,536	—

2020
Non-derivative financial liabilities
Other payables*	1,147,631	1,147,631	1,147,631	—	—
Amount due to related parties	4,993	4,993	4,993	—	—
	1,152,624	1,152,624	1,152,624	—	—

*	excludes provisions and advances

Interest rate risk

At the reporting date, the Group does not have any significant exposure to interest rate risk. Consequently, no sensitivity analysis is prepared.

Foreign currency risk

The Group’s foreign currency risk arises on transactions in the normal course of business.  The Group ensures that the net exposure from transactions in foreign currencies is kept to an acceptable level through regular foreign currency exposure analysis and appropriate management of this risk.

Exposure to foreign currency risk is insignificant as the Group’s income and expenses, assets and liabilities are substantially denominated in United States dollars.  The exposure is monitored on an ongoing basis and the Group endeavours to keep the net exposure at an acceptable level.

Triterras, Inc.

Consolidated Financial statements

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$
Singapore dollars
Cash and cash equivalents	185,667	47,997
Trade and other payables	(78,621)	(51,898)
Lease liability	(1,128,965)	—
	(1,021,919)	(3,901)

Sensitivity analysis

A 5% strengthening of United States dollars against the following currencies at the reporting date would have increased profit or loss by the amounts shown below.  This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period.  The analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit/(Loss)
	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$
Singapore dollars	51,096	195

A 5% weakening of United States dollars against the above currencies at reporting date would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Offsetting financial assets and financial liabilities

The Group does not have any master netting arrangements and none of the financial assets and financial liabilities are offset in the statement of financial position other than US$730,000 of the acquisitions of intangible asset made were offset with the trade balances of external customers who also trade on the platform.

During the financial year, certain trade receivable balances were settled by other external parties on behalf of the respective customers amounting to $1,692,473.

Estimation of fair values

The methodologies and assumptions used in the estimation of fair values depend on the terms and characteristics of the various assets and liabilities and include the following:

Triterras, Inc.

Consolidated Financial statements

Financial instruments for which fair value is equal to the carrying value

These financial instruments include other receivables, cash and cash equivalents, trade and other payables and loans and borrowings. The carrying values of these financial instruments are assumed to approximate their fair values because they are short-term in nature. Accordingly, the fair values and fair value hierarchy levels have not been presented for these financial instruments.

Accounting classifications and fair values

The following table sets out the accounting classification and carrying amounts of the Group’s financial instruments not recognised at fair value.

	Fair value through profit and loss	Amortised cost	Total carrying amount
	US$	US$	US$
2021
Financial assets
Trade receivables – external customers	—	22,853,115	22,853,115
Other assets#	—	490,631	490,631
Cash and cash equivalents	—	134,025,561	134,025,561
Restricted cash	—	35,686,643	35,686,643
	—	193,055,950	193,055,950
Financial liabilities
Other payables*	—	6,918,641	2,418,641
Warrants liabilities	43,811,798	—	43,811,798
Lease liability	—	1,128,965	1,128,965
	43,811,798	8,047,606	47,359,404

2020
Financial assets
Trade receivables – external customers	—	10,162,246	10,162,246
Trade receivables – related parties	—	3,232,810	3,232,810
Other assets#	—	1,400	1,400
Amount due from related parties	—	5,361,593	5,361,593
Cash and cash equivalents	—	165,298	165,298
	—	18,923,347	18,923,347
Financial liabilities
Other payables*	—	1,147,631	1,147,631
Amount due to related parties	—	4,993	4,993
	—	1,152,624	1,152,624

#exclude prepayments

*exclude provisions and advances

Triterras, Inc.

Consolidated Financial statements

26	Operating segment

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the CODM (“Chief Operating Decision Maker”) for the purpose of resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group operates in a single business segment which is a financial technology platform that facilitates trading and trade finance for small and medium sized enterprises using innovative blockchain-enabled technology. No operating segments have been aggregated to form the following reportable operating segment.

Business segment

The Group has only one operating segment for the year ended February 29, 2020, namely the trading platform business, the details of which are set out below:

•

Trading platform business – Engage customers to trade on the platform where the Group earns a fee based on the percentage agreed in the sales contract. Fees charged are based on total trading volume or total approved funds.

Geographical information

Revenue

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
United Arab Emirates	26,769,533	1,634,115	—
Singapore	14,517,264	9,496,854	—
Hong Kong	7,488,714	3,378,300	—
Malaysia	4,584,790	1,887,039	—
Other countries	2,113,424	501,870	—
	55,473,725	16,898,178	—

The revenue information of continuing operations above is based on the location of the customers’ country of incorporation.

Non-current assets

All non-current assets of continuing operations above are based in Singapore.

Triterras, Inc.

Consolidated Financial statements

Major customers

Revenue from top five customers of the Group’s trading platform business segment represents US$19,361,802 (2020: US$8,619,056; 2019: zero) of the Group’s total revenues.

27	Earnings per share

The basic earnings per share is calculated as the Group’s profit for the year attributable to equity holders of the Group divided by the weighted average number of ordinary shares of the Group in issue during the year.

The Group had no potentially dilutive ordinary shares in issue during the year.  The warrants are antidilutive.

	Year ended February 28, 2021	Year ended February 29, 2020	Year ended February 28, 2019
	US$	US$	US$
Profit/(Loss) for the year attributable to equity holders of the Group	45,260,215	13,580,791	(2,038,075)

	No. of shares	No. of shares	No. of shares
Weighted average number of ordinary shares in issue during the year	60,956,752	3,333,433	100

	US$	US$	US$
Basic and diluted earnings per share	0.74	4.07	(20,381.00)

28	Reverse merger

In the consolidation financial statements, the acquisition costs arising from the reverse merger was determined by the aggregate of US$60,000,000 (as below) in cash and using the fair value of the issued equity of the Company amounting to US$525,000,000, being 51,622,419 shares at US$10.17 per share, which represents the market value of the Company at the date of the completion of the reverse merger.

Triterras, Inc.

Consolidated Financial statements

The net assets acquired from the reverse merger were as follows:

US$
Cash and cash equivalents	170,616,649
Other receivables	60,068,819
Other payables	(1,587,820)
Warrant liabilities	(69,923,483)
Less:
Cash consideration paid (as above)	(60,000,000)
Others	(17,514)
As per consolidated statement of cash flows	99,156,651

29	Subsequent events

On March 16, 2021, the Company incorporated an entity, Triterras Fintech UK Limited, and subscribed for 100 ordinary shares for a consideration of GBP100.

On May 20, 2021, the Company executed the definitive agreements for the acquisition of IB Holdings Limited and its subsidiaries for a consideration of up to US$8,000,000. The consideration is made up of the cash sum of US$6,000,000 plus earn-out payment of a maximum amount of US$2,000,000, subject to achievement of certain revenue milestones.  The US$6,000,000 cash consideration consists of US$4,000,000 initial consideration and US$1,000,000 each for end of year 1 and 2 respectively subject to the company achieving certain revenue milestones.

On May 20, 2021, the Company incorporated an entity, Triterras Fintech USA Inc., and subscribed for 1,500 ordinary shares for a consideration of US$15.

In August 2021 and September 2021, respectively, the Company subscribed to shares in Trade Credit Partners Ltd., a Cayman Islands exempted fund that exclusively invests in and manages trade finance assets generated from commodities trades for a total sum of $25 million.  As of the date of this filing, our investment remains at $25 million.

On January 18, 2021, the Company announced a share repurchase program of up to $50.0 million of its ordinary shares and it commenced the program on February 12, 2021. As of February 28, 2021, the Company had spent $14.3 million on repurchasing 1,831,532 ordinary shares at an average price per share of $7.79 per share and incurred commission costs of $37,000.  On April 20, 2021, the Company completed its share repurchase program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000.  As of August 2, 2021, the Company had 6,671,788 treasury shares compared to 1,831,532 treasury shares as of February 28, 2021. The weighted average number of treasury shares for the year ended February 28, 2021 was 33,895.

On September 21, 2021, the Company incorporated an entity, TR Receivables SPV Limited, and subscribed for 1,000 ordinary shares for a consideration of US$1,000.

On November 2, 2021, the Company incorporated an entity, Triterras Fintech Swiss AG, and subscribed for 1,000 ordinary shares for a consideration of CHF100,000.

Triterras, Inc.

Consolidated Financial statements

Trading in the Company’s securities on the Nasdaq Stock Market was suspended effective with the open of business on February 3, 2022.  After applicable appeal periods have lapsed, the Nasdaq Stock Market will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission.