Form 20-F
period 2022-02-28
Triterras, Inc.
filed 2022-06-28
CIK 1819876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2022

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares(1)

Warrants(1)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(1) Our Ordinary Shares and Triterras Warrants (as defined below) were delisted from Nasdaq effective as of March 24, 2022, and, on the date of this Annual Report, are quoted on the OTC Expert Market under the symbols “TRIRF” and “TRIRW,” respectively, on an “unsolicited only” basis.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the Annual Report: 76,524,081 Ordinary Shares and 25,981,000 Triterras Warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Additional Information Regarding Delisting of the Company’s Securities

The Company was unable to file its Annual Report for fiscal year ended February 28, 2021 (the “FY 2021 Annual Report”) with the U.S Securities and Exchange Commission (the “SEC”) by the December 1, 2021 extended deadline which the Nasdaq Stock Market LLC (“Nasdaq”) had granted to the Company.

As a result of the Company’s failure to timely file the FY 2021 Annual Report and regain compliance with Nasdaq Listing Rule 5250(c)(1) by such date, the Company’s Ordinary Shares and the Triterras Warrants were delisted from Nasdaq effective as of March 24, 2022. See the “Explanatory Note” to the FY 2021 Annual Report, filed with the SEC on March 7, 2022, for additional information regarding the delisting of the Company’s securities from Nasdaq.

As at the date of the filing of this Annual Report, the Company’s Ordinary Shares and Triterras Warrants are quoted on the OTC Expert Market on an “unsolicited only” basis under the symbols “TRIRF” and “TRIRW”, respectively.  Pursuant to Rule 15c2-11 under the Exchange Act, as of September 26, 2021, companies that do not make current information publicly available under the rule are transitioned to the OTC Expert Market, where trades are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others.  The Company is currently reviewing alternatives for trading of its securities in the

United States, and has, at the date of this Annual Report, submitted an application for trading of the Ordinary Shares and the Triterras Warrants on the over-the-counter market. The Company intends to attempt to relist the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal relisting application process.

Information Concerning the Company’s Financial Statements

Certain amounts that appear in this Annual Report may not sum due to rounding.

Unless stated otherwise, all amounts presented in this Annual Report are in U.S. Dollars.

Certain Information Concerning the Company and the Business Combination

The Company was originally incorporated in the Cayman Islands.  The registered office of the Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

On  July 29, 2020, Netfin Acquisition Corp., a Cayman Islands exempted company (“Netfin”), MVR Netfin LLC, a Nevada limited liability company, as the representative of Netfin as of the date of the Business Combination Agreement (as defined below) and immediately prior to the closing, (the “Netfin Representative”), the Company (formerly Netfin Holdco), Netfin Merger Sub, a Cayman Islands exempted company (“Netfin Merger Sub”), Symphonia Strategic Opportunities Limited (“SSOL”) and IKON Strategic Holdings Fund (“IKON”) (together with SSOL, the “Sellers”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement: (1) the Sellers agreed to sell, transfer, convey, assign and deliver to the Company all of issued and outstanding ordinary shares of Triterras Fintech Pte. Ltd. (“TFPL”) owned by the Sellers in exchange for an aggregate of $60,000,000 in cash, 51,622,419 Netfin Holdco Ordinary Shares of the Company, and up to an additional 15,000,000 ordinary shares of the Company upon the Company meeting certain financial or share price thresholds;  and (2) Netfin Merger Sub, a wholly-owned direct subsidiary of the Company, would merge with and into Netfin, with Netfin being the surviving corporation in the merger and a wholly owned direct subsidiary of the Company following the merger (the transactions described above, collectively, the “Business Combination”).  The Business Combination was consummated on November 10, 2020 and on such date the Company changed its name from Netfin Holdco (“Holdco”) to Triterras, Inc.

The Company is the common parent company of a group of companies and the principal activities of the Group are those relating to financial technology platform solutions which facilitate trading and trade finance for small and medium sized enterprises using innovative blockchain-enabled technology.  With our investment in Trade Credit Partners the Company has become an inadvertent investment company.  See “Risk Factors” and “Operating and Financial Review and Prospects” elsewhere in this Annual Report for a discussion of the triggering events leading to a Company becoming subject the Investment Company Act and what action the Company is taking to not be subject to the Investment Company Act.

The immediate holding company as of February 28, 2022 is SSOL, a company incorporated in Mauritius. SSOL is fully owned by an individual shareholder. Prior to the Business Combination, the immediate and intermediate holding company as of February 29, 2020 are Antanium Holdings Pte. Ltd. and Antanium Global Pte. Ltd. respectively, both incorporated in Singapore.

See “Item 4 – Information on the Company” below for additional information regarding the Company.

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

v

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

“Total Transaction Volume” means the dollar volume of trades and the trade finance transactions facilitated by the Kratos™ Platform.

“Trade Finance Volume” means the dollar volume of trade finance transactions facilitated by the Kratos™ Platform.

“Transaction Volume” means the dollar volume of trades facilitated by the Kratos™ Platform.

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

•	Our securities have been delisted from Nasdaq and any relisting application may not be approved by Nasdaq.
•	We have previously identified material weaknesses in the internal control over financial reporting, which have been remediated, but may from time to time identify new material weaknesses.
•	We are subject to risks associated with legal and regulatory proceedings and inquiries.

•	The success of our Trade Marketplace depends on the performance of our customers in completing their obligations under the trade marketplace contracts.
•

The success of our Kratos™ trading platform depends on generating and maintaining ongoing, profitable client demand for its products and services. The Kratos™ platform’s Total Transaction Volume, and consequently our revenues and profits, could be materially adversely affected if we are unable to retain our current customers or attract new customers.

•

We are dependent on external, non-exclusive sources of funding to provide trade financing to our users and a withdrawal of a major financing source from Kratos™ or an inability to attract new financing providers may have a significant impact on our business and profits.

•

We rely on our reputation in the commodities trading industry to grow our customer base and secure financing and liquidity, and damage to our reputation or brand name may have an adverse effect on our business.

•

The failure of any of our critical third-party service providers to fulfill their performance obligations could have a material adverse effect on our operations or reputation and may cause revenue and earnings to decline.

•	We rely on the performance of our technology platform, the failure of which could have an adverse effect on our business and performance.
•	The application of distributed ledger technology is rapidly evolving, may contain inherent flaws or limitations, may not be widely adopted or may be opposed by other industry participants.
•

We may be unable to implement our business plans successfully in a timely manner, or at all, or to achieve the anticipated benefits from the Business Combination, existing or future acquisitions, joint ventures, investments or dispositions. We also may underestimate resources required to complete a project.

•	We have an evolving business model and we cannot offer any assurance that modifications to our business model will be successful or will not result in harm to our business.
•	We operate in a highly competitive market. Our competitors may independently develop products or services similar to or better than our products.
•	The COVID-19 pandemic and measures taken in response thereto, as well as developments in U.S.-China trade policies may significantly impact our business.
•	Cyber-attacks and other security breaches could have an adverse effect on our business.
•	Changes in value of our warrants, accounted for as liabilities, could have a material effect on our financial results.

Risks Related to Our Regulatory Compliance

•	We may face litigation and other risks and uncertainties as a result of new material weaknesses in our internal control over financial reporting.
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

•

Future sales of our securities by us or our existing securityholders, exercises of our Warrants, and our future issuance of additional securities may result in dilution to our securityholders and depress the market price of our securities.

•	We have incurred high costs of being a public company.
•	We are a “foreign private issuer” and an “emerging growth company” and are exempt from certain securities laws and regulations.
•	Our founder, Chairman and Chief Executive Officer, as majority shareholder, is able to exert control over us.
•	Our governing documents include provisions that restrict the ability of our securityholders to bring a claim against us or our directors and officers, and limit the availability of takeover proposals.
•	Our securityholders may be subject to adverse U.S. tax treatment.

Our business faces many risks. We believe the risks described below are the material risks that we face. However, the risks described below may not be the only risks we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our securities could further decline significantly. Investors should consider the specific risk factors discussed below, and the other information contained or incorporated by reference herein and the other documents that we file from time to time with the SEC.

Risks Related to Our Business

Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities.

Our Ordinary Shares and the Triterras Warrants were delisted from Nasdaq effective March 24, 2022. As at the date of the filing of this Annual Report, the Company’s securities are quoted on the OTC Expert Market on an “unsolicited only” basis.  Pursuant to Rule 15c2-11 under the Exchange Act, as of September 26, 2021, companies that do not make current information publicly available under the rule are transitioned to the OTC Expert Market.

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

We have identified material weaknesses in our internal control over financial reporting, which have been remediated.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of February 28, 2021, based on the COSO 2013 Framework. Based on this evaluation, management had determined that, as of such date, the Company did not have an effective control environment, risk assessment process, information and communication process and monitoring activities. At such time, management concluded that the Company’s internal control over financial reporting were not effective as of February 28, 2021.

Management, under the supervision of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, and oversight of the Board, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of February 28, 2022, based on the COSO 2013 Framework. Based on this evaluation, management has determined that, as of such date, the Company has an effective control environment, risk assessment process, information and communication process and monitoring activities.  Management has concluded that the Company’s internal control over financial reporting were effective as of February 28, 2022. In addition, the Company has concluded that, as of February 28, 2022, the Company’s disclosure controls and procedures were effective.

Maintaining effective disclosure controls and procedures and effective internal control over financial reporting are necessary for us to produce reliable financial statements. The implementation of the Company’s remediation plans with respect to material weaknesses that existed as of February 28, 2021 have been completed (except for those with continuous ongoing obligations) and, as noted above, the Company has concluded that its internal control over financial reporting and its disclosure controls and procedures were effective as of February 28, 2022. However, there can be no assurance that additional material weaknesses will not arise in the future. Any development of new material weaknesses in our disclosure controls and procedures or internal control over financial reporting, could result in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations, or could result in a restatement of our financial statements, the imposition of sanctions (including the inability of registered broker dealers to make a market in our securities), or investigations by regulatory authorities (such as the SEC), any of which, in turn, could have a material adverse effect on our business, financial condition and the trading price of our securities.

We are and may continue to be subject to litigation and regulatory risks that could adversely affect our business.

We are currently party to a class action lawsuit. See “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” for more information about such class action lawsuit. On April 27, 2022, the Company and other parties in the class action entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”). The Settlement Agreement was preliminarily approved by the Court on May 20, 2022. Pursuant to the terms of the Settlement Agreement, the Company has paid $9 million, of which we currently expect to receive recoveries from our insurers of $4.25 million, although there can be no assurance that we will in fact receive a contribution from our insurers in this or any amount. The Settlement Agreement is subject to final approval by the court and the fulfilment of other conditions set forth therein, all of which involve inherent risks and substantial uncertainties. See “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” for a further discussion of this matter.

We may be subject to additional litigation in the future. Defending against litigation can be expensive, time-consuming, disruptive to our operations and distracting to our management. There is a possibility that we will suffer adverse decisions or verdicts of substantial amounts or be enjoined from conducting our business as planned.

The outcome of legal proceedings, regulatory inquiries and other contingencies regardless of the merits of the claims or allegations are inherently unpredictable, subject to significant uncertainties, and could be material to our operating results and cash flows for a particular period. In addition, we could suffer reputational damage or a deterioration of our relationships with customers in connection with the resolution of legal or regulatory proceedings or investigations. As a result, allegations against us, or the announcement of a legal or regulatory proceeding or inquiry involving us, irrespective of the ultimate outcome of that proceeding or inquiry, may harm our reputation and, as such, materially damage our business and its prospects. In recognition of these considerations, we may enter into agreements or other arrangements to settle litigation and resolve such challenges. No assurance can be given that such agreements can be obtained on acceptable terms, or that they will be approved by a court if court approval is required, or that litigation will not occur.   Any such agreements or litigation also may significantly increase our expenses. While we maintain insurance coverage for certain types of claims, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

The success of our Kratos™ trading platform depends on generating and maintaining ongoing, client demand for its products and services, and the failure of that demand to materialize or any future significant reduction in such demand could materially negatively affect our business.

Our trading platform uses distributed ledger technology and was implemented as an innovation of existing technology to exploit growing trends to replace physical processes with more efficient digital and automated processes. While some aspects of the system have been developed and deployed, other aspects of the platform are under continued development, and predicated on the trading community comprising suppliers, buyers, financiers, insurers, traders and brokers adopting changes in their internal processes to meet the standardized specifications of the trading platform. We launched the Kratos™ platform in June 2019, but we cannot assure you that we will be able to continue development of the platform or grow the platform as anticipated. In addition, the community-wide technology service envisioned by Kratos™ may never fully materialise or may not be as successful as envisioned due to factors beyond our control as set in this Annual Report.

The success of our business depends on creating and maintaining a demand for our products and services with favorable margins. We anticipate that, like other distributed ledger platforms, Kratos™ will become more appealing as its scale grows. If we are unable to continue to add innovative services, additional lenders to provide financing and insurers to provide credit insurance, we may not be able to attract additional transactions, margins and/or users to Kratos™. The ability to realize or maintain this demand could be negatively affected by numerous factors, many of which will be beyond our control and unrelated to our future work product.

Furthermore, the distributed ledger industry is characterized by rapid technological change. New technologies could emerge that might enable our competitors to offer products and services with better combinations of price and performance, or that better address client requirements, than the Kratos™ platform. Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, regulatory requirements, technologies, standards or client requirements. If we are unable to fully develop our trading platform or if our trading platform does not achieve its intended benefits, then our future growth, financial condition and results of operations may be materially adversely affected.

Additionally, Kratos™ is still relatively new to the industry and, if its full potential is achieved, may replace traditional physical processes of trade and trade finance. As a result, Kratos™ faces the same risks as any other disruptive technology, such as functionality and customer and market acceptance as well as uncertainty over practice, rules and regulations. Regulators are working to create cohesive legal and regulatory framework to support the rapid evolution of digitization in trade and trade finance and this may materially affect our ability to develop our trading platform without incurring high costs.

The platform’s Total Transaction Volume, and consequently our revenues and profits, could be materially adversely affected if we are unable to retain our current customers or financial providers and/or attract new customers or financial providers.

We must maintain and expand our customer base to drive the Total Transaction Volume necessary to maintain and increase our revenues. Our success also depends on our ability to offer competitive prices and services in an increasingly price-sensitive business. We may be unable to retain our existing customers or financial providers and or to attract new customers or financial providers, including for reasons unrelated to them. If we lose a substantial number of our current customers or financial providers or are unable to attract new customers or financial providers, our business will be adversely affected. Furthermore, declines in our Total Transaction Volume may negatively impact the market on Kratos™, which could result in lower than expected revenues from parties using the platform and could materially adversely affect our ability to retain our current customers and or attract new customers.

Additionally, there is no guarantee that new customers or suppliers will continue to use our trading platform after their onboarding or their initial use.

We are dependent on external, non-exclusive sources of funding to provide trade financing to our users and a withdrawal of a major financing source from Kratos™ or our inability to attract new financing providers may have a significant impact on our business and profits.

While we are not entirely dependent on liquidity and access to external sources of funding to provide trade finance on the Kratos™ platform, we do rely on the willingness of third party lenders and other traders using the “trade finance” sub-module to finance the transactions and provide trade credit. Some lenders are only willing to provide trade financing where credit insurance is available, so trade finance volume is also linked to the availability of credit insurance. Our ability to facilitate transactions also is significantly tied to the availability of financing options for our users, and our ability to attract diversified financing providers. The participation of financing providers on the Kratos™ platform is non-exclusive and does not prohibit financing providers from working with our competitors or from offering competing products. As a result of the foregoing, any of our financing providers could with minimum notice elect to enter into exclusive or more favorable relationships with other businesses.

More generally, the participation of financing providers on the Kratos™ platform may cease at any time because of events which we are unable to control, such as general market disruptions, global pandemics, regulatory changes, geopolitical conflicts, fluctuation or volatility in the prices of commodities or an operational problem that affects our users or our business. For example, if the commodities market begins to decline, finance providers may begin to withdraw from the sector, which may reduce the availability of trade finance on the Kratos™ platform. We cannot assure you that a current provider of trade finance will not withdraw from the Kratos™ platform or the commodities business, despite otherwise profitable dealings. Any failure to facilitate sufficient third-party financing, including, on reasonable terms, could have an adverse impact on our business, financial condition, and results of operations.

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

The failure of any of our critical third-party service providers to fulfil their performance obligations could have a material adverse effect on operations or reputation and may cause revenue and earnings to decline.

Our trading platform is supported by external third-party service providers such as cloud-computing and data storage services, internet network services, information-security protection services and add-on search and screening services. These services are based on contracts with standard service obligations to be performed by the providers. The failure of these service providers to perform their obligations as expected may disrupt our business by causing delays on our platform, security breaches or other technological issues, could result in the loss of customers and cause reputational harm to us.

We rely on the performance of our technology platform, the failure of which could have an adverse effect on our business and performance.

Our technology platform requires the continued operation of sophisticated information technology systems and networks. Our computer-based systems are vulnerable to interruption or failure due to cyber-security attacks, the introduction of viruses, malware, ransomware, security breaches, fire, power loss, system malfunction, network outages, data-entry errors, vandalism, severe weather conditions, catastrophic events, human error and other events that may be beyond our control, and our disaster recovery planning cannot account for all eventualities. System interruptions or failures, whether isolated or more widespread, could impact our ability to provide service to our customers, which could have a material adverse effect on our operations and reputation, and subject us to loss of customers and legal claims. Moreover, if we experience loss of critical data and interruptions or delays in our ability to perform critical functions, we may permanently lose existing customers using our Kratos™ platform and may not be able to attract new customers.

The application of distributed ledger technology is rapidly evolving and may contain inherent flaws or limitations.

Blockchain networks are an emerging technology that offer new capabilities which are still in the process of being fully proven. As with other novel software products, the computer code underpinning blockchain networks or solutions, on which Kratos™ relies, may contain errors or function in unexpected ways. Insufficient testing of code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may impact our ability to grow and maintain our customer base. In addition, there can be no certainty that the software and network on which Kratos™ runs, and the related technologies, will not contain undiscovered technical flaws or weaknesses, or that the cryptographic security measures that authenticate transactions and the distributed ledger will not be compromised. Any such failure in our blockchain technology could have a material adverse effect on our financial position, reputation and results of operations.

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

While we may acquire certain intellectual property rights over the distributed ledger technology and the application that underlies the development of our Kratos™ platform, we do not have exclusive rights to the technology. Other businesses may exploit similar opportunities by using the same technology to develop similar or better products or services. If competitors are able to market such products or services first, our future growth plans and financial position may be adversely affected. Moreover, if a competitor develops or obtains exclusive rights to any or all of the technology that we use in the development of our platform, we may have to cease using such technology, which may impair our ability to advance the development of our trading platform without significant additional time and costs, if at all.

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

Our growth plans rely on our ability to increase the number of new and existing customers using our Kratos™ platform. We launched Kratos™ platform in June 2019, and it is a relatively new technology for trading and trade finance, which traditional players may be reluctant to adopt. Our expectations for the number of projected customers using Kratos™ platform may not be accurate and our reliance on this growth model may not be successful. In addition, we may not be able to fully achieve our customer growth goals due to the offering of similar digital platforms by our competitors or potential changes in the commodities market affecting demand such as the global impact of the COVID-19 pandemic on the demand and supply of commodities, and we may not fully achieve our goals in evolving our business. We cannot assure you that we will be able to grow Kratos™ platform, which may have an adverse effect on our business, financial condition and results of operations.

Our ability to access capital markets could be limited.

From time to time, we may need to access the capital markets to obtain short-term or long-term financing. However, our ability to access the capital markets for financing could be limited by, among other things, our existing capital structure and credit ratings, and the delisting of our securities in March 2022. See “Risk Factors – Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities.” In addition, volatility and weakness in capital markets, including as a result of the COVID-19 pandemic, may adversely affect credit availability and related financing costs. The capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to obtain new credit or refinance existing obligations as they become due, on acceptable terms, if at all, could be adversely affected.

We have a limited operations history and are subject to material risks, and are therefore not assured to be profitable.

We have a limited operating history on which an investor might evaluate our business and future prospects. Our business is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and financing sources and lack of revenues, any of which could have a material adverse effect on us and may force us to reduce or curtail our operations. In addition, the Kratos™ platform is nascent, and subject to material legal, operational, reputational, tax and other risks, including those applicable due to its use of distributed ledger technology and, as such, the likelihood of our continued successful operations must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a business operating in a relatively new, highly competitive, and developing industry. Consequently, predicting our future transaction volume, trade finance volume, revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or if we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected.

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

Our business is highly competitive and the markets in which we compete are rapidly evolving, subject to shifting customer needs and rapidly changing technology. Many of the companies that do and may potentially compete with us are larger, more established and better capitalized than we are. While we believe that the further development of the Kratos™ platform will give us a competitive advantage, we expect competition in our digital market to intensify. Increased competition may reduce the growth in our customer base and result in higher selling and promotional expenses. If we fail to sustain our competitive advantages, our business, results of operations and financial position may be materially and adversely affected.

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

Global developments in the area of environmental, social and corporate governance (collectively, “ESG”) may result in investors, lenders and customers withdrawing from some industry segments seen to be negatively impacting their ESG principles. For example, palm oil plantations is known to be a large contributor of deforestation in Indonesia, which has resulted in banks and other financial institutions implementing ESG-related certifications for palm oil financing. If palm oil producers are unable to meet these certification requirements, the ability of such producers to obtain financing would be impacted negatively. In particular, this could impact Transaction Volume in the coal market, which represented 7% of the commodity trades (by value) facilitated by Kratos™, and the palm oil market which represented a substantial portion of the 21% of Kratos™ commodity trades (by value) attributable to oil seeds, each for the fiscal year ended February 28, 2022.

In addition, the palm oil and coal industries are subject to stringent environmental regulation. There has been a broad range of proposed and promulgated state, national and international regulation aimed at reducing the effects of climate change. Such regulations apply or could apply in countries where we have interests or could have interests in the future and/or could affect our Kratos™ platform. Such regulation could result in additional costs in the form of taxes and investments of capital to maintain compliance with laws and regulations.

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

We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers because of COVID-19. Delays in the collection of accounts receivable are likely to have a negative impact on the Company’s operating cash flows, we have recorded impairment charges on our receivables for the fiscal years ended February 28, 2022 and February 28, 2021 of $6.8 million and $3.9 million, respectively.

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

While we believe the COVID-19 pandemic will increase the importance and prominence of digital financial solutions such as Kratos™, the increased economic uncertainty and reduced economic activity, including in the trade and trade finance sectors, may delay the further development of Kratos™ or result in less than anticipated customer and Total Transaction Volume growth.

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

The United States government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. For example, since 2018, the United States and China have been in a trade dispute that has resulted in the imposition of tariffs on certain goods imported from China, which has had, and may continue to have, an effect on the Chinese economy and may in the future lead to a contraction of certain Chinese industries. In response, China has imposed retaliatory tariffs on certain products imported from the United States, including soybeans. The trade agreement which the United States and China signed in January 2020 expired in December 2021 and most of the previously implemented tariffs on goods imported from China remain in place, and uncertainty remains as to the short-term and long-term future of economic relations between the United States and China.

A significant portion of the commodities traded on our platform are for delivery in China, which was the discharge country for 58% (by number) of the commodity sales facilitated by Kratos™ for the fiscal year ended February 28, 2022. These commodities, such as soybeans and corn from the United States, have been affected by the trade dispute between the United States and China and the economic uncertainty related to U.S. trade policies in general. It remains unclear what the United States or other governments will do with respect to tariffs, international trade agreements and policies on a short-term or long-term basis. Disruptions to the trade flows may continue for long periods, resulting in declines in the Total Transaction Volume on our platform and consequently, our revenues, and we cannot predict future trade policy or the terms of any renegotiated trade agreements and their impacts on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to further adversely impact our business, financial condition and results of operations.

Our business depends on our ability to attract and retain high quality management staff and employees.

Our business depends on the continued service and performance of our management team and key employees. Our founder, Mr. Srinivas Koneru, has over 35 years of entrepreneurial experience of which over 20 years have been in technology, including co-founding a business software and solutions company before selling this business in 2010. Since 2012, Mr. Koneru’s experience has been as a founder and owner of Rhodium Resources Pte. Ltd., a physical commodity trader (“Rhodium”) and our business substantially depends on his unique experiences in both the technology and the trading and trade finance industry to inform and guide the design and deployment of Kratos™. Likewise, Mr. Koneru has built a management leadership team that has complementary skill sets in technology development and trade industry experience. He is critical to the execution of our vision, culture and strategic direction.  The loss of services of Mr. Koneru could diminish our business and growth opportunities and our relationships and networks with our traders.

As we expand our business and operations, we will need to identify all the personnel, including members of management, that we will need to hire to provide services and functions critical to the development of the business. In a highly competitive talent market, we often compete with much larger organizations, with potentially greater financial resources that can offer higher compensation and other benefits to attract experienced individuals to join our business. Further, we face the risk that even if we are able to hire such persons, key employees may be drawn away by competitors, or to start their own business or for other reasons. Our inability to retain or attract, train and motivate the necessary calibre of employees could materially impact our ability to effectively undertake and grow our business and could have a material adverse effect on our financial condition and results of operations.

Changes in our management team may be disruptive to, or cause uncertainty in, our business, results of operations, financial condition, and the market price of our securities.

The Company implemented significant changes in the composition of its Board and committees of the Board in 2021 (see “Explanatory Note” to the FY 2021 Annual Report for additional information regarding such changes to our Board and our Board committees). In addition, as previously disclosed, the Company is consolidating its senior operating leadership teams in either one of its two locations, Singapore or Dubai, United Arab Emirates Further, effective February 11, 2022, Mr. John Galani, Chief Operating Officer, resigned from his position as the Chief Operating Officer of the Company to pursue other opportunities.

The foregoing changes to our management may be disruptive to or cause uncertainty in our business. The failure to ensure a smooth transition and effective transfer of knowledge involving our directors and senior employees could also negatively affect our business. These matters could have a material adverse impact on our results of operations, financial condition, and the market price of our securities.

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

Our revenue is primarily earned in the United Arab Emirates.

The success of our business depends on our ability to increase the number of customers using the Kratos™ platform. An inability to attract customers beyond the United Arab Emirates may have a significant impact on our business and profits.

Risks Related to Our Regulatory Compliance

We need to comply with U.S. financial reporting rules and regulations and other requirements of the SEC, and have incurred high costs as a result of being a public company.

After the consummation of the Business Combination, we have been a U.S. reporting company, and therefore are required to comply with reporting, disclosure control and other applicable obligations under, without limitation, the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), as well as rules adopted, and to be adopted, by the SEC. As a result, we have incurred higher legal, accounting and other expenses, and these expenses may increase in the future. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, while at the same time remaining focused on our existing operations and business growth. We have incurred legal, accounting, insurance and other expenses, including costs in connection with compliance with public company reporting requirements and listing rules.

We also have incurred significant costs in connection with or as a result of the delisting by Nasdaq of our securities in March 2022 (including in connection with communicating with Nasdaq, and assessing alternatives for continued trading of our securities in the United States), and our remediation of our material weaknesses in internal control over financial reporting for fiscal year ended February 28, 2021. See “Controls and Procedures” for additional information regarding such material weaknesses and such remediation process.

We expect that we will continue to incur significant costs associated with complying with applicable securities laws and regulations and applicable listing rules, including certain corporate governance provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act, related rules and regulations of the SEC. Among other things, we must:

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

We have devoted substantial efforts to maintain and improve our governance, internal controls and integrity programs and policies by strengthening our compliance and internal control systems and investing in our information systems and information technology infrastructure. We have recently curated and implemented the Governance Enhancement Plan which consists of a framework of various policies, procedures and controls the Company has adopted and/or enhanced to create an effective, transparent, consistent governance infrastructure. Nevertheless, we are also exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in serious reputational or financial harm. As our target customers are the small to medium sized entities (“SMEs”) in the trading and trade finance community, most of the players may not have proper establishments like physical offices and corporate websites. It is a common and legal practice in certain jurisdictions that the companies especially SMEs have nominee directors and corporate secretaries’ addresses used as registered address. In recent years, a number of market participants have suffered material losses due to the actions of “rogue traders” or other employees. Nevertheless, despite these efforts, we cannot assure you that our governance, risk management, compliance, audit and internal controls processes will be able to prevent, detect or remedy all behaviors that are incompatible with the applicable legal requirements or our own ethical or compliance standards, and any deficiency or breach could expose us to sanctions, regulatory penalties, civil claims, tax claims, monetary losses, accounting errors or adjustments, reputational damages or other adverse effects. See “Controls and Procedures” and also “Risk Factors – We previously identified material weaknesses in our internal control over financial reporting, which have been remediated for additional information regarding risks related to material weaknesses identified in our internal control over financial reporting, which are now remediated.

Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Our ability to comply with applicable laws and rules, including, without limitation compliance with privacy laws and data security laws, and compliance costs across different legal systems,  trade barriers or restrictions, including significant delays in or even suspensions of customs clearance, which may be applicable to transactions conducted on Kratos™ platforms, is largely dependent on our establishment and maintenance of compliance, review and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination, monitoring and surveillance activity.

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

Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as an issuer that is engaged in the business of investing, reinvesting, owning, holding or trading in securities, or owns investment securities having a value exceeding 40% of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government.  Although we do not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities, we currently own securities in a third party that have a value exceeding 40% of our unconsolidated assets. See “Operating and Financial Review and Prospects – Operating Results – Factors Affecting Our Results of Operations - Investment into a Cayman Islands Fund, Trade Credit Partners Ltd..” We have monitored and our holdings in such securities to ensure continuing and ongoing compliance with this test.

A company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act can avoid being regulated as an investment company if it can rely on certain of the exclusions or exemptions under the Investment Company Act. One such exclusion is Rule 3a-2 under the Investment Company Act. Rule 3a-2 of the Investment Company Act provides that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the Investment Company Act, provided the issuer has the bona fide intent to be engaged in a non-investment business, evidenced by the issuer’s business activities and a specific resolution of the issuer’s board of directors, within one year from the commencement of the earlier of (1) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the value of such issuer's total assets on either a consolidated or unconsolidated basis, or (2) the date on which an issuer owns or proposes to acquire investment securities (as defined in section 3(a) of the Investment Company Act) having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. On November 30, 2021, our Board adopted the Rule 3a-2 resolution evidencing our bona fide intent to be engaged in a non-investment business. The Company plans to reduce its investment in Trade Credit Partners Ltd. to a level, and otherwise conduct our business in a manner, that does not subject us to the registration and other requirements of the Investment Company Act. Due to the one-year restriction of Rule 3a-2 discussed above, we may not be able to dispose our securities in Trade Credit Partners Ltd. at the price that would be otherwise satisfactory to us, and we may incur losses as a result.

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

Our Ordinary Shares and Triterras Warrants were listed on Nasdaq from the closing of the Business Combination on November 10, 2020 through March 24, 2022. the date on which our Ordinary Shares and the Triterras Warrants were delisted from Nasdaq.  As of the date of this Annual Report, our Ordinary Shares and Triterras Warrants are quoted on the OTC Expert Market under the symbol “TRIRF” and “TRIRW”, respectively. The OTC Expert Market is a significantly more limited market than Nasdaq and trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others.

The quotation of our Ordinary Shares and Triterras Warrants on the OTC Expert Market has resulted in and may continue to result in a less liquid market available for existing and potential investors to trade our securities, has depressed, and may continue to depress the trading price of our securities and may have a long-term adverse impact on our ability to raise capital in the future.

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

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;
•	changes in the market’s expectations about our operating results;
•	success of competitors;
•	lack of adjacent competitors;
•	our operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Triterras or the industries in which we operate in general;
•	detrimental adverse publicity about us, our products and services or our industry;
•	operating and stock price performance of other companies that investors deem comparable to us;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	our ability to market new and enhanced products and services on a timely basis;
•	changes in laws and regulations affecting our business or industries;
•	commencement of, or involvement in, litigation, or regulatory investigation involving us or a loss of reputation;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of our securities, including Ordinary Shares and Triterras Warrants available for public sale;
•	any major change in the board of directors, Executive Management or key personnel;
•	sales of substantial amounts of Ordinary Shares and Triterras Warrants by our directors, Executive Management or significant shareholders or the perception that such sales could occur; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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

We were, and may in the future become, the subject of short selling and the target of harassing or other detrimental conduct by third parties. If such situation occurs, we may have to expend a significant number of resources to investigate such allegations. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could result in litigation or regulatory enforcement actions, or otherwise could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation, and any investment in our securities could be greatly reduced or even rendered worthless.

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

Our securities were delisted from Nasdaq in March 2022. Prior to the delisting of our securities from Nasdaq, certain of our securityholders sold our securities in anticipation thereof, which has caused the market price of our securities to drop significantly. The sale of our securities in the public market, or the perception that such sales could occur, including sales by our existing securityholders and the conversion of the Triterras Warrants, may continue to occur and could harm the prevailing market price of our securities. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

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

Outstanding Triterras Warrants to purchase an aggregate 25,981,000 Ordinary Shares of the Company became exercisable on December 11, 2020, which is thirty (30) days after the closing of the Business Combination. The exercise price of these Triterras Warrants is $11.50 per share, subject to adjustments. To the extent such Triterras Warrants are exercised additional Ordinary Shares will be issued, which will result in dilution to the holders of Ordinary Shares and increase the number of securities eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Ordinary Shares. However, our Ordinary Shares and the Triterras Warrants were delisted from Nasdaq in March 2022, which has caused the market price of our securities to drop significantly and likely will influence our investors’ decisions whether to convert.

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

The Company expects to attempt to relist the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal relisting application process.  If the Company’s securities are relisted on Nasdaq, the Company expects that it will again be considered a “foreign private issuer” under the Exchange Act.   A foreign private issuer whose securities are listed on Nasdaq is permitted to follow certain home country corporate governance practices in lieu of certain requirements of Nasdaq, but it must disclose in its annual reports filed with the SEC each requirement of Nasdaq with which it does not comply, followed by a description of its applicable home country practice. The Company cannot make any assurances that it will continue to follow Nasdaq corporate governance requirements as a result of the delisting of its securities from Nasdaq. Even if its securities can be relisted on Nasdaq in the future, the Company may elect to rely on available exemptions for a foreign private issuer that would allow the Company to follow its home country practice.

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

Triterras is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Triterras cannot predict if investors will find its securities less attractive because it will rely on these exemptions, including delaying adoption of new or revised accounting standards until such time as those standards apply to the Company. If some investors find our securities less attractive as a result, there may be a less active trading market and the price of the Company’s securities may be more volatile. Triterras may take advantage of these reporting exemptions until it is no longer an “emerging growth company.” Triterras will remain an “emerging growth company” until the earliest of (1) the last day of the financial year (a) following the fifth anniversary of the completion of the Netfin IPO, (b) in which it has total annual gross revenue of at least $1.07 billion, or (c) in which it is deemed to be a large accelerated filer (which would occur if the market value of our Ordinary Shares  held by non-affiliates were to exceed $700 million as of the last day of the second financial quarter of such financial year), and (2) the date on which the Company has issued more than $1.0 billion in non-convertible debt during any prior three-year period.

Mr. Srinivas Koneru is able to exert control over Triterras.  The interests pursued by Mr. Koneru could differ from the interests of Triterras’ other securityholders.

As of February 28, 2022, our founder, chairman and chief executive officer, Mr. Srinivas Koneru, beneficially owned approximately 67.1% of our Ordinary Shares. Due to his large shareholdings, Mr. Koneru is able to exert voting control of the Company at the general meetings of Triterras shareholders and, consequently, on matters decided by the general meeting, including, without limitation, the appointment of members of the board of directors, the payment of dividends and any proposed capital increase. The interests pursued by Mr. Koneru could differ from the interests of Triterras’ other securityholders. See “Major Shareholders and Related Party Transactions –Related Party Transactions”.

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

The Company is incorporated in the Cayman Islands and conducts a majority of its operations through its subsidiary, Triterras Fintech Pte Ltd., outside the United States. Additionally, a majority of the Company’s officers and directors reside outside the United States.  As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals outside of the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws outside of the United States could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers. As a result of all of the above, our securityholders might have more difficulty in protecting their interests in the face of actions taken by Executive Management, members of the board of directors or controlling shareholders than they would as securityholders of a U.S. domestic public company.

Provisions in the Amended and Restated Memorandum and Articles of Association and Cayman Islands law may limit the availability of attractive takeover proposals.

The Company’s amended and restated memorandum and articles of association (the “Articles”) contain provisions that may discourage unsolicited takeover proposals that shareholders of the Company may consider to be in their best interests. In particular, the Articles contain a provision which requires that the board of directors be elected in three classes, each serving a term of three years, also known as a staggered board. Other provisions in the Articles and under Cayman Islands law include the requirement for the affirmative vote of holders of at least two-thirds of the issued shares of the relevant class or with the approval of a resolution pass by a majority of at least two third of the votes cast at a separate meeting of the holders of shares of that class to amend provisions therein that affect certain shareholder rights.  These provisions could limit the price investors might be willing to pay for the Company’s securities.

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

We believe that the Company was a passive foreign investment company for U.S. federal income tax purposes since the taxable year ended February 28, 2021 and may continue such status in future taxable years; as a result, U.S. Holders of our Triterras Stock or Triterras Warrants could be subject to adverse U.S. federal income tax consequences.

We believe that we are a PFIC and that we were a PFIC since the taxable year ended February 28, 2021 (the "2021 taxable year"). We had previously intended to rely on the start-up year exception from classification as a PFIC with respect to the 2021 taxable year, which we have identified as our start-up year. A company can only rely on the start-up year exception if, among other requirements, it is in fact not a PFIC in either of two years of operation following the start-up year. We believe we were a PFIC during the 2022 taxable year.  Therefore, we cannot rely on the start-up year exception and we believe that we were likely a PFIC for the 2021 taxable year.  U.S. Holders of Ordinary Shares or Triterras Warrants may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We may continue to be a PFIC for future taxable years. Our actual PFIC status for any future taxable year will not be determinable until after the end of such taxable year. Moreover, if we determine we are a PFIC for any future taxable year, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service (the “IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a "qualified electing fund" election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to the Triterras Warrants in all cases. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. Please see “Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders” below for additional information regarding our PFIC status and the potential tax consequences thereof.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company is a Cayman Islands exempted company and was incorporated for the purpose of effectuating the Business Combination, which was consummated on November 10, 2020.  See the “Information Concerning the Company and the Business Combination” above for further details of the Business Combination. The Company was incorporated under the laws of the Cayman Islands originally under the name of “Netfin Holdco” on February 19, 2020. The Business Combination was consummated on November 10, 2020 and on such date the Company changed its name from “Netfin Holdco” to “Triterras, Inc.”

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

In second half of 2017, the idea of developing a platform to address the dire need in trade and trade finance came to Mr. Koneru. In 2018, the planning and development for what would become Kratos™ began. Mr. Koneru assembled advisors and experts in blockchain from countries including the United Kingdom, United Arab Emirates and Indonesia. Rhodium provided the in-depth functional information and industry experience to truly pinpoint the problems and the presence of many commodity traders in Singapore provided further valuable input.

The pilot was completed in 2018 with a strong expression of interest from certain industry players, laying the foundation for what would become the “Trade Discovery” and “Risk Assessment” modules of Kratos™. Triterras Fintech Pte. Ltd (f/k/a Arkratos Blockchain Solutions Pte. Ltd.), a Singapore private company limited by shares, was incorporated on January 11, 2018 as an outgrowth of the Rhodium business. In 2019, a full development team in Singapore was hired to work on the platform. After the 2018 pilot’s success in validating the concept, Mr. Koneru wanted to expand Kratos™ to tackle another issue — access to trade finance. It was always in his mind that Kratos™ should be an end-to-end solution covering the entirety of a trade’s lifecycle. The “Trade Discovery” module was the first step and base for all the other modules. Mr. Koneru created an advisory board with experts from trading, banking, insurance, logistics, shipping, and blockchain that could provide feedback on the development plans and Kratos™, leading to the commercial launch of the “Trade Discovery” module in June 2019, followed by the “Trade Finance” module in February 2020 and the “Insurance” module in September 2020. On November 10, 2020, the Business Combination was consummated and Triterras, Inc. became the parent of Fintech. In January 2021, the Company launched the “Logistics” module and the first version of buyer driven Supply Chain Finance module went live by end of February 2021.

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

We are a financial technology (“fintech”) company that developed, owns and operates an innovative trade and trade finance platform. Our platform, “Kratos™”, facilitates trading, trade finance (including supply chain finance solutions), lending, credit insurance and logistics solutions for small and medium sized enterprises (“SMEs”) using innovative blockchain-enabled technology. Kratos™ is a diversified platform built to address the needs of SMEs in the trade and trade finance community by connecting commodity traders and lenders and enabling them to transact online, solving critical problems for this historically underserved market. Specifically, Kratos™ enables SMEs and other parties to trade and find short term trade financing for their purchases while in transit and prior to delivery. For traders, Kratos™ provides transformational benefits including lower transaction costs, faster cycle times, fraud mitigation, improved counterparty discovery, and higher quality analytics and reporting. Equally impactful to lenders, Kratos™ cuts administration costs, mitigates risk and the risk of fraud, and provides a marketplace of borrowers who have been subject to bank-grade anti-money laundering and “know-your-customer” checks. According to the Asian Development Bank the global trade finance gap, for SMEs, is estimated to at $1.7 trillion in 2020. We believe our platform directly solves some of the key underlying issues contributing to this shortage of trade finance availability for SMEs. We monetize the Kratos™ platform by charging fees to its users on their Transaction Volume and Trade Finance Volume and is the key driver of our revenue.

For the fiscal years ended February 28, 2022 and February 28, 2021, Kratos™ facilitated Total Transaction Volume of $6.7 billion and $10.0 billion, respectively, at a ratio of Trade Finance Volume to Transaction Volume (“Financing Ratio”) of 36.6 and 34.1%, respectively, generated revenue of $56.7 million and $55.5 million, respectively, net income of $33.4 million and $45.3 million, respectively, and adjusted EBITDA* of $7.7 million and $32.2 million, respectively.

We have expanded our user base with over 172 third-party users executing transactions as of February 28, 2022.

The trading and trade finance industry has been traditionally slow to adapt to technological innovation, but we believe Kratos™ is disrupting and transforming the industry. We generally target and serve the SME market because we believe it has been historically underserved by more traditional providers of trade execution and trade finance and offers greater opportunities for companies of our size. We intend Kratos™ to be a “one-stop-shop” platform for end-to-end services for trading, including trade execution, trade finance/ supply chain finance, credit insurance and logistics. In November 2021 we commenced operating a business-to-business marketplace. On September 23, 2020, the Company announced the introduction of Kratos™’ “Insurance” module. Further, we launched our Kratos™ “Logistics” module which facilitates logistics management for trades on our platform completing the end-to-end coverage of a trade’s lifecycle and “Supply Chain Finance” module in January 2021 and February 2021 respectively.

On May 17, 2021 the Company acquired Invoice Bazaar, a leading supply chain finance platform based in United Arab Emirates, which had an e-commerce financing platform. Subsequent to the acquisition we have been adding new customers by partnering with aggregation platforms for financing these customers.

We do not control the types of products that are traded on Kratos™, which are determined by the needs of our users. The trade transactions are transacted on a bilateral basis between the counterparties and we do not have custody of the customers’ funds. We focus on engaging our users to transact more Transaction Volume on the platform. We expect that the mix of products traded on the platform will be seasonal, reflecting the underlying trends of certain products.

We are headquartered in Singapore, with a presence in the United States and the United Arab Emirates. As of February 28, 2022, we had a total of 49 full-time employees and globally, located in Singapore, U.S. and Dubai.  In addition, we had 6 consultants and further, as of such date, we had 26 contractors in India supporting the design, development and solutioning of Kratos™. During the fiscal year ended February 28, 2022, we closed our U.K. office and consolidated operations in Dubai, UAE.

The Trade and Trade Finance Ecosystem Supported by Kratos™

The long-term goal of Kratos™ is to bring together the entire ecosystem of buyers, sellers, traders, financiers, insurers and logistics providers — to facilitate trade, trade/supply chain finance in a consistent, efficient, transparent and trusted environment. Kratos™ is designed to capture users’ entire transaction flow to be completely hassle-free in just a few clicks as a “one-stop-shop.” The Trade and Trade Finance module covers the entire lifecycle of a trade and its related financing, allowing users and counterparts to buy or sell and/or finance the trades. The module has three sub-modules, and the services provided in each sub-module are identified as separate performance obligations; they are separately identifiable, distinct and dependent.

“Trade Discovery” sub-module

The “Trade Discovery” sub-module of the Trade and Trade Finance module covers the entire lifecycle of a trade, allowing users to deal with counterparties and transactions on the platform, create buy or sell orders, enter into sales agreements, generate invoices and request financing from lenders in the “Trade Finance” sub-module of the Trade and Trade Finance module, all while maintaining visibility for users over the underlying documentation, current status and next steps for each of their transactions and tying into the “Risk Assessment” module to facilitate KYC and bill of lading checks. The ability of parties to find new funders on Kratos™ disrupts the traditional relationship-based market. The “Trade Discovery” sub-module supports various internationally standardized terms of trade.

“Trade Finance” sub-module

Our platform brings buyers and sellers together to facilitate trades and provides the option for the parties to finance the purchase or sale of the products or services being traded using credit terms, generally through the purchase of receivables or supplier funding using the receivables as collateral. The “Trade Finance” sub-module of the Trade and Trade Finance module is used by the lenders or financial institutions to receive funding requests, to assess the funding opportunity and to provide financing to the borrowers. It also supports lenders in setting funding limits and viewing the transaction history of each user.

When financiers provide trade finance to buyers or sellers, it takes the form of the deferral of payment by the purchaser. The financing provider makes an upfront payment to the supplier or provides alternate credit mechanism for the purchase of the goods from his own supplier. The buyer can enter into a purchase agreement with the financing provider for which a receivable is generated for the purchase price as well as for the cost of the financing and any other agreed costs, and such receivable is sold or assigned to the financing provider. The supplier can alternatively enter into a loan with the financing provider for which a receivable is generated for the purchase price as well as for the cost of the financing and other agreed costs, and such receivable is used as collateral for that loan. The financing providers set their own interest rate and other fees before agreeing to finance the transaction. We believe that we offer an attractive universe of lending opportunities, which often allows our lenders to lend at higher yields than larger transaction sizes, where banks or other large providers compete to provide funding. We also offer our lenders free customization options to facilitate their specific administrative needs, such as breakdowns of their exposure by product, region and borrower and a dashboard of overdue accounts, as well as access to a borrower’s third-party provided credit scores from the “Risk Assessment” module.

In addition, we have also deployed our own capital under the Trade Finance sub-module directly to our customers by discounting receivables and financing supplier payments. As of February 2022, our total capital deployed towards financing was $13.0 million.

“Trade Marketplace” sub-module:

Our platform connects trade participants and offers a range of trade financial solutions. Further, our platform allows suppliers to look for new buyers and new revenue sources The “Trade Marketplace” solution uses the core Trade and Trade Finance Module. Under the Trade Marketplace solution, the Company using its Kratos™ platform acts as an intermediary between buyers and sellers whereby it buys products from the suppliers and then sells them to a pre-determined buyer while concurrently extending credit terms to the pre-determined buyer of the product. Our Trade Marketplace is designed to mitigate any commercial risk relating to the performance of the applicable trade.

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

“Risk Assessment” module

It is important to our business that Kratos™ remain a trusted environment for parties to trade and both source and offer financing, as well as credit insurance and logistics services. All users have access to the “Risk Assessment” module, and we require each participant in any of our modules to pass KYC, sanctions and anti-money laundering (“AML”) due diligence checks before commencing a relationship with a counterparty. We use a third-party provider’s “Artemis” screening system via our platform’s “Risk Assessment” module to carry out this due diligence. We regularly monitor and review the appropriateness of ongoing relationships and we do not accept an entity that is subject to any trade/economic or regulatory sanctions as a user.

Our platform’s “Risk Assessment” module also supports lenders in accessing third party credit reports on other users, beyond which counterparties are required to satisfy the internal requirements of our insurers and our finance providers prior to entering a financing transaction. Finally, our platform’s “Risk Assessment” module allows users, including producers, traders, stockists and end-users, as well as lenders to perform independent bill of lading checks on vessels transporting the stated goods for direct shipment orders they have placed on our “Trade Discovery” sub-module. These bill of lading checks provide an easy link to a third party’s reporting of the particulars of the vessel that is transporting their products, its past route and current position.

“Logistics” module

Because we also facilitate the trading of bulk physical commodities, logistics are an important aspect of the ecosystem and freight makes up an important cost component of many of the trades on Kratos™. The “Logistics” module assists users in finding the fastest, most economical and most efficient transportation solution for the underlying cargo and agreed terms of trade, which can have a significant impact on the profitability of such trades for our users. The “Logistics” module is powered by a third-party provider and available to commodity users, ship owners and ship operators for all of their functional needs in chartering, post-fixture and voyage, as well as supporting voyage charter, time charter (“TC”) and contracts of affreightment (“COA”), and financial terms for commodities including dry cargo, tankers and gas.

“Supply Chain Finance” Module

Our “Supply Chain Finance” module vertically integrates our operations into supply chain finance, otherwise known as “reverse factoring,” In contrast to our “Trade Finance” module, which focuses on transactions between SME producers, traders, stockists and end-users of commodities, the “Supply Chain Finance” module expands Kratos™ beyond commodities by focusing on the need of the many SME suppliers to quickly monetize their sales of raw materials and components to large, credit worthy “anchor” buyers. We believe the anchor buyers will drive adoption of Kratos™ by their small suppliers. The supply chain finance involves a lender providing immediate payment at the request of small suppliers who have otherwise offered deferred payment terms to the anchor buyer.

The Kratos™ Solution

We believe that the Kratos™ platform brings together the entire ecosystem of buyers, sellers, traders, financiers, insurers and logistics providers to facilitate trade and trade finance. Kratos™ was developed by industry operators and participants who collectively have an aggregate of over 150 years of experience in the industry, and focuses on providing solutions for what they view as the industry’s greatest problems as set forth below:

1)      Shortfall in funding for SMEs and an inability for interested funders to source and perform proper KYC checks on SME opportunities. SMEs have historically struggled to obtain financing from more traditional lenders as evidenced by the estimated $1.7 trillion annual shortfall in SME trade finance funding. The exit by traditional banks from the SME trade finance space has provided an opportunity for less traditional providers of trade finance — such as credit and alternative credit funds of institutional asset managers — to enter the trade finance sector. These less traditional trade finance lenders are facing high administrative and compliance costs, and have neither an efficient way to source borrower financing opportunities nor validate and perform proper KYC checks on counterparties. Kratos™ offers a comprehensive solution to enable these credit providers to enter the trade finance space.

For lenders, historically trade finance loans have been, slow, paper intensive and complex multi-step processes, susceptible to document errors and fraud, and have required a high amount of fixed overhead expenses, regardless of the size of the loan. Smaller-sized loans (below $10 million) were not as profitable because of these high fixed expenses. By utilizing technology to digitize documents, mitigate documentation error and fraud, as well as increase transaction speed, Kratos™ lowers the administration costs for lenders, and makes lending in this segment more profitable. For businesses as borrowers, it allows greater access to trade finance, which is often referenced as a key barrier. Also, for businesses, our platform offers significantly lower financing sourcing costs than traditional options.

Additionally, the platform provides lenders with a community of prequalified trade finance borrowers, with their KYC, AML and financial information available on the platform, giving potential trade finance providers the confidence to transact in this ecosystem. The majority of our business focuses on SME to fill in the gap of capital requirement as we believe large corporate transactions attract banks to offer financing.

2)      Traditional trade and trade finance processes that rely on paper trails are costly, lengthy, inefficient, paper intensive and subject to fraud.  The blockchain technology utilized by Kratos™ digitizes and streamlines the entire lifecycle of the transaction process, including documentation. We believe that transactions executed on Kratos™ are significantly faster and more efficient and secure, as all data and activity is time stamped and chronologically stored in blocks, minimizing the risk of data modification or tampering. The underlying process and architecture also provide users with more robust and secure reporting. For businesses, collectively, this helps resolve counterparty trust issues, another significant problem in the industry, and boosts financial performance by reducing trade cycle times, thus driving higher revenue.

Kratos™ modules provide distinct revenue streams, as set forth below:

Revenue Streams

Platform fees

Platform Transaction Fees (Trade Discovery and Trade Finance):    When buyers and sellers agree to execute a trade on Kratos™, we charge a percentage of the transaction value to the party who initiates the transaction with the option to split the fee between the two parties, which we believe is well-priced for the fraud protection, transparency, speed, analytics and efficiency that the “Risk Assessment” module of our platform delivers. We intend to facilitate payments using third party cross-border payment providers.

In addition, producers and suppliers expect immediate payment, while buyers often seek a trade finance option to bridge the time period between entering the transaction and receiving or reselling products. Based on our experience, buyers seek to utilize a trade finance option in approximately 80% of their trades, generating a receivable to the finance provider that is due in up to 150 days. We currently charge buyers on Kratos™ that source trade finance on the platform an additional financing sourcing fee of a percentage of the amount financed. We also charge a platform fee to financing providers on a case-to-case basis and these providers set their own interest rate and other fees before agreeing to finance the transaction. We believe that we offer finance providers an attractive universe of lending opportunities, which often allows our lenders to lend at higher yields than larger transaction sizes, where banks or other large providers compete to provide funding. We also offer our lenders free customization options to facilitate their specific administrative needs, such as breakdowns of their exposure by commodity, region and borrower and a dashboard of overdue accounts. In addition to the trade finance sourcing fee, we also earn revenue on the capital deployed off our balance sheet to provide financing to our customers by discounting receivables and financing supplier payments on our platform. Revenue earned from capital deployed is classified as financing fee.

We also charge some of our customers a license fees while onboarding onto the Kratos™ platform. We also provide credit of a portion of such fee to be set off against platform transaction fees/ financing fees.

Trade Marketplace

We are also a trade participant and act as an intermediary to purchase products from the suppliers and sell products on a back-to-back basis to a pre-determined buyer at a margin while providing favorable credit terms to the buyer. We do not hold any inventory, nor do we have any commercial performance risk. Our buy-sell margin is recognized as gross profit, the value of sale to the buyer recognized as revenue and the value of purchase recognized as cost of sales.  We believe that through this, we provide a trusted platform for our customers to grow their business and also enable them to connect to new counter-parties.

Our Strengths

Focused Founder and Compelling Management Experience in the Trade and Trade Finance Sector, Leading to the Design and Build-out of Kratos™

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

Our founder, Mr. Srinivas Koneru, has over 35 years of entrepreneurial experience, of which over 20 years have been in the technology sector, including co-founding a business software and solutions company before selling this business in 2010. Since 2012, Mr. Koneru’s experience has been working as the founder and owner of Rhodium. Our business leverages his unique experiences in both technology and the trading and trade finance industry to inform and guide the design and deployment of Kratos™. Mr. Koneru has built a management leadership team made up of the Chief Financial Officer, Chief Commercial Officer, Chief Technology Officer and Executive Vice President, Investor Relations, who we believe all have complementary skill sets in technology development and experience in the trade industry. See Item 6A for additional details regarding our Executive Management.

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

Platform Scale from Current Customer Base

Transactional platforms such as Kratos™ require large scale trading volume and users to be successful. One of the most difficult aspects of starting a platform is attracting initial participants as the platform seeks to build the critical mass necessary for success. The launch of Kratos™’ ecosystem was enabled by our relationship with Rhodium, whose existing physical commodity trading business initially provided immediate scale to the platform, in terms of both Transaction Volume and users.  Rhodium had nearly 400 customers as of February 2020, and $2.3 billion in overall commodities traded for the fiscal year ended February 29, 2020, but on December 17, 2020 sought a moratorium order from a Singapore court which will shield it from creditor actions while it prepares a scheme of arrangement pursuant to the Singapore Insolvency, Restructuring and Dissolution Act to restructure its debts and continue its business as a going concern.

We have expanded our user base with over 172 third-party users executing transactions comprising approximately $6.7 billion in Total Transaction Volume at a ratio of Trade Finance Volume to Transaction Volume (“Financing Ratio”) of 36.6% as of February 28, 2022.

We anticipate adding additional lenders to provide financing on Kratos™, and adding credit insurance and logistics providers, which we believe will attract additional participants and further help us build the necessary scale independent from Rhodium.

Innovative Platform with First Mover Advantage, Streamlining Services for SMEs

We believe that Kratos™ will enhance international trading and trade financing across the entire life cycle of a commodity trade by acting as a single repository of information, allowing for a secured version of all trade documentation to be shared and visible in real-time to all stakeholders in the trade. We also believe we are the only digital platform in the market to use blockchain, support live transactions, offer emerging markets SME commodity trade finance and to have exceeded $6 billion in Total Transaction Volume.

The goal of Kratos™ is to bring together the entire ecosystem — buyers, sellers, traders, financiers, insurers and logistics providers — to facilitate trade finance and trading efficiently in a consistent, transparent and trusted environment. Kratos™ enables SME trade finance transactions with its innovative, blockchain-enabled platform to increase speed and efficiency, promote sustainability, foster compliance and provide security throughout the financing and trading process.

Using our deep industry experience, we custom-built Kratos™ to meet the needs of both businesses and trade financing providers. By innovating from within the industry and providing a system built and designed by experienced industry practitioners, we believe the platform will provide immediate value for all users beyond what any pure technology company could offer. Kratos™ enables users seeking financing to access tailored financing options quickly through a transparent blockchain-linked system that facilitates their growth and we believe makes us a partner of choice. It also gives lenders access to borrowers with which they want to lend, but often cannot otherwise reach, in a practical and cost-efficient manner.

Our Strategy

Our strategy is to be a leading global fintech platform for trade, trade finance and supply chain finance by innovating and developing new solutions with the goal of meeting the needs of our platform’s users. In addition to the organic growth we have achieved, we intend to further our strategic objectives as follows:

Expand the Alternative Lenders on the Kratos™ platform

We will strive to attract credit specialist lenders (e.g., generalist credit funds, alternative credit funds, multi-strategy asset funds and regional banks) interested in asset backed lending, but which have not traditionally participated in trade finance. We believe trade finance lending offers a compelling business opportunity in terms of attractive yields, low-risk, self-liquidating and short tenor assets. The Company’s deep experience in trade finance, our innovative technology and robust processes combine to offer a comprehensive solution that enables these credit providers to enter the trade finance space. Our business development team is well positioned to help credit specialist lenders’ enter into this market through various business arrangements such as joint ventures or strategic investments.

Expand on Newly Launched Marketplace

We intend to continue expanding our newly launched marketplace solutions by adding more buyers and suppliers while ensuring we do not take any commercial performance risk at a transaction level. The marketplace has enabled us to capture the entire transaction flow on the platform, which we believe will benefit the lenders in the long run to obtain more comfort on the transaction flows. The marketplace has also enabled us to provide credit terms to potential buyers thereby supporting our ecosystem in doing more business.

Expand New Trader Sectors

Historically the Company’s customer focus has been on traders of commodity products. We have expanded and continue to expand our customer base to include new businesses involved in expanded vertical product markets with similar risk profiles, including non-commodity emerging markets cross-border transactions. The target markets under consideration would include traders of semi-finished and finished goods representing such segments as: automotive, electronics, alternative energy, general manufacturing and technology metals.  We believe this could capture margin along the value chain, attract new lenders to the platform that have a specific industry focus in their lending practice which could be synergistic to our business development focus.

Supply Chain Finance (“SCF”)

The Company has been interested in offering SCF solution as an alternative form of financing on the Kratos™ platform. We believe this is one pathway to scale utilization of the platform, enter into new markets and diversify our innovative offerings. While we launched the Supply Chain Finance module at the end of February 2021, our subsequent May 17, 2021 acquisition of Invoice Bazaar, a leading supply chain finance platform based in United Arab Emirates, resulted in the Company enhancing its SCF capabilities. We are working to integrate the Invoice Bazaar SCF technology platforms and operations as well as support the expansion of the SCF business across emerging markets.

Micro- Businesses

 Triterras has recently expanded its business strategy, to include micro-businesses, such as restaurants and e-commerce businesses, where such large pools of micro-businesses could be acquired using ecommerce aggregators. Accordingly, we have updated our mission and values statements. Invoice Bazaar, a leading supply chain finance platform and provider in the United Arab Emirates and a wholly-owned subsidiary of Triterras, and Zomato, one of the largest aggregators of restaurants in the UAE, renewed a partnership in 2021 in response to the COVID-19 pandemic. Like many restaurants around the world, restaurants in the United Arab Emirates faced a severe liquidity crunch as a result of the COVID-19 pandemic, causing many to permanently close their doors.  Invoice Bazaar infused critical working capital, in real-time, to interested restaurants based on their receivables and historical performance, among other factors.  During the roll-out of the program, Invoice Bazaar disbursed more than 10 Million AED in critical financing to restaurants on the Zomato platform. The provision of working capital has helped Zomato-partnered restaurants to reorient and build business with a new primary focus on deliveries, easing the burden on supplier payments and creating operating cost efficiencies.

 We are excited to also serve this market segment, helping these businesses meet their working capital needs, and most importantly, helping them not only to survive, but thrive.

 Accordingly, our reference to “SMEs” includes micro businesses

Corporate Developments

We have a very strong focus on corporate development activities that will allow the company to enter into new markets, new strategic partnerships and joint ventures, mergers and acquisitions, and other strategic investments. We evaluate these opportunities in terms of their potential impact on earnings growth, increased geographic presence, new technology acquisition, enhancements to the Kratos™ platform, and new platform user acquisition (borrowers, lenders and businesses).

Use Kratos™ to increase Total Transaction Volume with our existing counterparties and develop new financing relationships

We believe that the scale and ease of use of Kratos™ positions us well to increase our Total Transaction Volume with existing users, as we believe that the use of Kratos™ constitutes a relatively small portion of the overall business of our users, providing us with an opportunity to capture additional business flow from existing relationships. We plan to actively engage with our user base to increase this business flow.

Some of our users currently use only the “Trade Discovery” sub-module of Kratos™ and do not seek financing via the “Trade Finance” sub-module, which provides us an opportunity to expand our relationships with existing users through their utilization of the platform’s financing options. This would, in turn, provide us with opportunities to capture more value from each trade and potentially increase Total Transaction Volume from these users. The “Insurance” module and the “Logistics” module of Kratos™ provide further opportunities to expand our relationships with existing users.

Continue to enhance value proposition of Kratos™ to new and existing users, through growth in scale as well as additional functionality and features

Like other distributed ledger platforms, Kratos™ will become more appealing as its scale grows, and some of our actions to accelerate this growth include (i) offering incentives to current users to onboard new businesses from their ecosystems to our platform, which we have initiated in March 2020, (ii) launching the “Logistics” and “Supply Chain Finance” Modules in January 2021 and February 2021; (iii) increasing our appeal to general credit lenders who might not have looked at Trade Finance; and (iv) provide a marketplace for the businesses on the ecosystem where Kratos™ would act as intermediaries to assist their trade flows. We believe all these steps attract additional transactions and trading participants to Kratos™.

Focus on underserved and fragmented SME market

The $40 trillion trade finance market is dominated by multinational companies and large banks that trade and finance the highest volume of trade transactions, largely outside of the view of public markets. Large participants in this industry include Cargill, Trafigura and Glencore, among others, which we believe trade primarily between themselves and with their large-scale suppliers. The increased regulatory capital requirements imposed on banks by Basel III have made it less profitable and attractive for banks to serve the trade finance market, leading to a focus on large transaction sizes (typically larger than $50 million) to cover increasing fixed compliance costs. This regulatory driven pull back by bank participants and the lack of well capitalized non-bank participants has led to an estimated annual $1.7 trillion gap in the provision of trade finance to SMEs, according to the Asian Development Bank as of October 2020 (“ADB”).

Our business focuses on SME transactions with the total value of traded goods below $10 million, that might otherwise struggle to obtain trade partners and financing from more traditional lenders in the trade finance industry. While banks have exited SME trade finance, non-traditional trade credit providers (e.g., credit and alternative credit funds of institutional asset managers) are seeking ways to enter this sector but are facing barriers to entry such as sourcing borrower financing opportunities, the inability to validate and perform proper KYC checks on counterparties and incurring prohibitively high administrative and compliance costs. We are capable of providing a comprehensive solution to these problems for potential trade finance providers, as Kratos™ provides lenders with a community of prequalified trade finance borrowers, with their KYC, AML and financial information uploaded onto the platform, giving potential trade finance providers the confidence to transact in this ecosystem. Furthermore, Kratos™ helps to streamline the overall documentation and transaction process with its efficient end-to-end blockchain-enabled digital environment.

We have diversified our customer base to achieve a healthy mix of Small (transactions size of less $50K), Medium (transactions size of $50K- $500K) and Large (transactions size of more than $500K) customers.

Selectively pursue inorganic growth through acquisitions and partnerships

We believe that there are a number of businesses and partnerships that would be complementary to our existing business and would provide attractive opportunities for inorganic growth. These include accretive acquisitions or joint ventures of existing offline businesses in the trading ecosystem, whose customer base could increase the growth of

Kratos™, as well as acquisitions of certain technology offerings, such as artificial intelligence, analytics & dashboard reporting, credit scoring & rating solutions and payment processing solutions which would allow for additional features to be added to Kratos™.

Expand the use of Kratos™ with new features and into new geographies

We have introduced the facilitation of cross-border payments services for our trading and financing users through our strategic partnership with Wallex Technologies. In the medium term, we plan to introduce a mobile application that will allow our users to view their transaction status, receive notifications remotely, review and approve individual transaction steps, and manage the overall transaction process.

Kratos™ enjoys a diverse user base but is currently focused on emerging markets. This provides us with an opportunity to expand into additional geographies without requiring significant adjustments to the overall platform or its offering due to the nature of the technology used and the lack of a physical presence requirement. This further enables us to continue to expand our user base and scale of Kratos™, while continuing to de-risk the business through additional geographical diversity. As Kratos™’ user base grows and geographical diversity increases, we expect that our users will begin trading additional non-petroleum commodities and non-commodity cross-border transactions. The target markets under consideration would include trades of semi-finished and finished goods representing such segments as automotive, electronics, alternative energy, general manufacturing, technology and metals.

Disruptive pricing model to capture greater market share

Offline trade and trade finance processes have been traditionally costly, lengthy, inefficient, paper intensive and subject to fraud. In contrast, Kratos™ provides faster and more efficient digital execution, mitigates the potential for documentation fraud or data tampering by using blockchain-enabled technology and provides easy coordination of numerous transaction participants, while reducing paper-based documentation costs and waste in a sustainable way. We can capture this advantage through our pricing structure, where we believe our current charges to the party using Kratos™ to initiate the trade are well-priced for the fraud protection, transparency, speed, analytics and efficiency that the “Risk Assessment” module of our platform delivers. In addition, we believe our finance sourcing fees are notably lower than current offline market rates for capital sourcing, which we believe are generally closer to 2.0% to 2.25%. We believe that both pricing advantages will drive users and Transaction Volume and Trade Finance Volume to our platform.

Kratos™ and COVID-19

The utilization of Kratos™ by our users has proven to be resilient in the face of the challenges posed to the industry during the early periods of the COVID-19 pandemic.  The initial months of COVID-19 pandemic drove increased Total Transaction Volume from our existing users, resulting in a 64.6% increase in average Total Transaction Volume for the fiscal year ended February 28, 2021, and a 59.6% increase in platform user growth, each as compared to the fiscal year ended February 29, 2020. COVID-19 has also resulted in delays in collections of receivables given the liquidity issues faced by our customers.

Subsequently, the COVID-19 pandemic has impacted the business of some of our original customers more than others, which has resulted in a changing composition of our customer base, and we believe that this will continue into the near future as original customers are being replaced by the entrance of new customers. We anticipate that this changing composition of our customer base may impact our existing business and we expect our newer customers to become more and more reliant on the benefits of participation on our platform.

Kratos™ — Our Blockchain-enabled Platform

Kratos™ is an organized, efficient and trusted digital platform for end-to-end trade finance and physical trading. We believe Kratos™ enables us to more efficiently facilitate trading and trade financing solutions while making our users’ day-to-day operations faster, more efficient and more transparent.

The trading and trade finance ecosystem has multiple stakeholders: Kratos™ is designed to capture approved buyers, sellers, traders, financiers, insurers and logistics providers and events at every stage of the trade transaction, allowing our users’ entire trading and trade finance relationship to be completely hassle-free in just a few clicks at our “one-stop-shop. An important feature of Kratos™ is that we maintain oversight of the ecosystem, including “know your customer” (“KYC”) and anti-money laundering (“AML”) checks for all participants, assisting users with these cumbersome tasks.

Kratos™ enables ecosystem participants to more efficiently find deals and counterparties, while improving reporting by operating in a consistent, transparent and trusted environment. Kratos™ links to the blockchain six times for a trade transaction and an additional six times for a trade finance transaction, as shown in the below diagram.

Kratos™’ platform architecture consists of different modules, each of which serves a particular trade finance and trading need. “Trade Discovery,” “Risk Assessment” (which is accessible to all users without charge, and supports the other modules by facilitating KYC, Sanctions and AML checks, as well as credit score reporting and bill of lading checks for our users), “Trade Finance” and “Insurance,” are operational, the “Logistics” and “Supply Chain Finance,” went live at the end of January 2021 and February 2021, respectively. Our Supply Chain Finance Module was further enhanced by our acquisition of Invoice Bazaar and further details are set out above. Additionally, the Transaction Volume that our current customer base and financing providers support attracts other businesses to Kratos™, which in turn draws in additional sources of financing, such as insurers and logistics providers.

We believe that Kratos™ has several advantages compared to traditional offline trade transactions, which are paper intensive, burdened by significant overhead costs and delays and subject to human error due to manual documentation handling and fraud resulting from document modification. Through its blockchain-enabled technology, Kratos™ provides faster and more efficient digital execution, mitigates the potential documentation fraud or data tampering and provides easy coordination of numerous transaction participants, all while reducing paper-based documentation costs and waste in a sustainable way. We believe Kratos™ is transforming trade finance and physical trading without borders, across multiple countries and with ease of integration with third party software providers through APIs (Application Programming Interfaces).

Kratos™’ blockchain platform now uses Amazon Managed Blockchain (AMB) service. We chose a blockchain service from a reputed provider such as Amazon because of the scale, security, and simplicity it offers to Kratos™. AMB allows us to customize our offering to build decentralized applications that gain the benefits of blockchain technology.

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

Within the broad trade and trade finance industry, the Company has what we believe to be a unique focus in terms of our combined blockchain-enabled product/service deliverables and our targeted customer market. Based on our analysis, we believe there are more than 30 direct and indirect competitors, we found that only 8 of our competitors are focused on SMEs, exhibiting that the vast majority of industry players are focused on serving large corporates, leaving significant whitespace in the SME sector.

Within the larger group of identified competitors, we also found that only 8 of our competitors had blockchain technology as part of their product offering. However, within this peer group, we have identified that our competitors have largely different missions as compared to Triterras:

•

LiquidX: operates a platform with blockchain elements that facilitates Trade Finance, Supply Chain Finance and Trade Credit Insurance; however, they are focused on serving large corporates rather than SMEs

•

Komgo: bank and corporate-led consortium offering a blockchain-based transaction management system for the consortium members. The company’s focus is on banks and very large corporates in the energy sector.

•

Vakt: was founded by a group of oil majors, traders, and trade finance providers. While the company has functionality to facilitate trade and trade finance through its platform, it is focused on creating efficiencies in trade and trade finance for large corporates and banks rather than SMEs and alternative lenders.

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

As such, we do not believe that there are currently any financial technology (“fintech”) companies of scale that are direct competitors in the market and customer segments we are serving and targeting, i.e., competitors focused on serving emerging markets SMEs and creating new liquidity in the industry through alternative lenders. We see our most immediate competitive activity (and, correspondingly, our most immediate opportunity) is represented by the legacy paper-based procedures and informal broker-based communications that continue to represent the vast majority of today’s trade and trade finance transactions involving SME businesses and lenders. In order to represent the size and scale of the opportunity, as per McKinsey & Co., SMEs account for 95% of global firms and a vast majority of the inefficient documentary trade finance business, which makes up ~85% of the $5.2 trillion global trade finance market. Additionally, SMEs experience the greatest pain points in trade finance and account for a bulk of the $1.7 trillion trade finance provision gap given that 65 million were considered credit constrained as of 2017 and they have the highest financing rejection rate at 40% (Reconceiving the Global Trade Finance Ecosystem, November 2021).

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

Marketing

The Company is endeavoured towards the continuous building of its brand awareness, educating and engaging potential clients on our trade financing solutions and the digitalisation of trade processes via our blockchain-enabled Kratos™ platform, as well as encouraging our clients to come onboard for us to help address their trade and trade finance needs.

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

Geographic Footprint & Employees

The tables below present geographic information related to the location of users of the Kratos™ platform, which is equivalent to the location associated with revenue generation for fiscal years ended February 28, 2022, February 28, 2021 and February 29, 2020.

The table below is for the fiscal year ended February 28, 2022:

Location*	Revenue (%)
United Arab Emirates	95
Singapore	5

During the fiscal year ended February 28, 2022, 95% of our revenue was earned form customers based in the United Arab Emirates (“UAE”).  The Group is actively pursuing customers in other geographies including Asia, Europe and South America.

The table below is for the fiscal year ended February 28, 2021:

Location*	Revenue (%)
United Arab Emirates	48
Singapore	26
Hong Kong	13
Malaysia	8
Other countries	5

The table below is for the fiscal year ended February 29, 2020:

Location*	Revenue (%)
Singapore	56
Hong Kong	20
Malaysia	11
United Arab Emirates	10
Other countries	3

*The revenue information in the tables above are based on the location of the customers’ country of incorporation.

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

We believe that we maintain constructive relationships with our employees. As of February 28, 2022, we had 49 employees, none of which were represented by unions. In addition, we have 6 consultants and 26 contractors in India supporting the design, development and solutioning of Kratos™, bringing our total number of employees, consultants and contractors to 81.

The SEC maintains an Internet site at www.sec.gov that contains our public filings with the SEC. Our website, which is not incorporated into this Annual Report, is located at www.triterras.com.

External Factors

There were several key developments that impacted trade and trade financing industry and in turn, our business planning for the fiscal year ending February 28, 2022.  Many of these developments were overall industry related “headwinds” that brought with them new challenges and impediments to the industry and to our growth plans:

•

The COVID-19 pandemic has driven business slowdowns, extended payment cycles and contracted the market opportunities for the SME trader segment, especially in the East Asia, Southeast Asia, South Asia, Australia, and Oceania (APAC) region, where Kratos™ originally targeted its growth objectives;

•

The failure of Greensill Capital, a financial services provider that was a leading provider of supply chain financing and related services, was another impactful development in the industry. The withdrawal of Greensill’s lending resources in late 2020 further exacerbated the shortage of available trade finance for SME traders.

•	Marked increase in trade credit insurance claims filed by the businesses due to buyer defaults has put a strain on the trade credit insurance industry. Insurers have typically extended their payment of claims to the SME businesses who have suffered buyer defaults; and

•

Substantial decrease in trade credit insurance availability for SME businesses due to the dramatic rate increase and much more stringent insurance terms. Willis Towers Watson, a British multinational risk management, insurance brokerage and advisory company, opined in January 2021, that “Following the COVID 19 outbreak in 2020 and subsequent lockdowns the market for credit insurance changed virtually overnight.” In summary, the industry is seeing increased reliance on trade credit insurance yet capacity is tightening as the availability of trade credit insurance for certain market participants is challenged.  Without the cover of credit insurance, many trade finance lenders curtailed their lending.

These developments materially adversely impacted the industry and resulted in disruption of commodities supply, tightening credit environment, and retrenchment by banks and other working capital lenders. Some SME businesses lost critical working capital for their supply chain had to reduce their trading activity, suspended operations, and others were driven into business suspension, bankruptcy and/or liquidation. Regulators together with the big accounting firms have increased their scrutiny of supply chain finance, seeking more transparency by proposing required financial disclosures. In other historical industry contractions, the industry restructured and overcame the setback.

Environmental, Social and Governance (“ESG”)

We are committed to providing efficient and accessible trade and trade finance to small to medium enterprises (“SMEs”) in emerging markets. The SME sector is a key driver of growth and jobs creation as well as a pivotal social, technological and economic accelerator. Every $1 million loaned to SMEs in developing countries is associated with the creation of an average of 16.3 direct jobs over two years, according to an International Finance Corporation (IFC) publication titled How Investing in SMEs creates jobs (March 2021). Additionally, recent data from the Corporate Finance Institute (CFI) shows emerging market countries generate more than 50% of the world’s economic growth. Despite SMEs’ fundamental role in the global value chain and financial systems, they invariably have difficulty accessing commercial, growth and working capital financing to obtain necessary materials and resources to grow their businesses.  Further, global supply chain disruptions from the COVID-19 pandemic, have impeded the movement of goods and supplies across the world, and have created additional barriers to the success of SMEs’ businesses.

We aim to continue facilitating SMEs’ access to critical trade and trade finance especially during these challenging economic times. We believe that facilitating SMES’ access to capital, helps to develop the communities, lives and livelihoods of customers conducting global commerce on our digital platform (as opposed to archaic and paper-based systems and processes plaguing trade finance) while fostering global economic efficiency.

Environmental Impacts

Climate change is wreaking havoc worldwide, resulting in catastrophic wildfires, coastal erosion, extreme drought, unprecedented storms, severe food shortage, and dismantled supply chains, to name a few. We are actively taking steps to integrate the reduction of environmental impacts in our core business activities and offer innovative products to our customers and investors.

•	Carbon footprint savings from digitizing transactions

There are significant environmental benefits associated with moving from paper-based to digital trade transactions. Users of the platform can lessen their digital carbon footprint, an area of increased focus for our customers and investors and a key priority for our sustainability framework. According to a World Economic Forum (publication titled Digital technology can cut global emissions by 15%. Here’s how |, (January 15, 2019), the digital technology sector is probably the world’s most powerful influencer to accelerate action to stabilize global temperatures and can cut global emissions in half by 2030.

Based on the number of transactions conducted on Kratos™ as of February 2022, the percentage of transactions digitized (e.g., paperless), including the use of DocuSign, and considering other variables, we estimate that approximately a total of 315,936 pages of paper have been saved, resulting in emissions offset of approximately 17,692,416 (gCO2e).  Emissions savings from paperless trade implementation can be very high, driven especially by efficiency gains from handling data digitally.  Not only can users of Kratos™ platform achieve multiple benefits from the Kratos™ integrated digital marketplace, including achieving efficiency gains through reduced transactional time and costs, simplification and standardization of KYC, AML and risk assessments, we believe, they can reduce the concentration of CO2 in the atmosphere by lowering their emissions of CO2.

Digital data exchange is not without certain challenges to overcome because it requires electricity for routers, networks, and servers.  Triterras is taking active steps through our ESG framework to measure, monitor and reduce its carbon footprint for electricity consumption of servers. We aim to continue to innovate solutions with benefits that substantially outweighs the residual impact of carbon emissions.

•	Reducing our environmental footprint across offices

Other key initiatives we are undertaking to reduce our environmental footprint are as follows:

-	Promoting recycling of office paper, employee-generated plastics and glass

-

Partnering with Dubai-based companies to collect and weigh office trash in association with Dulsco, a leading company that provides waste processing and recycling solutions, which in turn will process our waste at their recycling facility.

-	Transitioning to energy efficient office equipment as well as encouraging digital documents in lieu of printed copies.

-	Introducing sustainability into the procurement process.

-	Encouraging employees to participate in nature conservation in their communities through corporate sponsored activities.

-	Beautify our office with plants that reduce indoor pollutants and promote environmentally conscious workplace.

-	Automate turning-off of lights to save energy and electricity consumption.

-	Integrating sustainability KPIs into products for customers and investors.

We are working to optimize sustainability products for customers and investors on Kratos™ platform to respond to their need for practical solutions that drive positive tangible change to the gamut of multifaceted ESG issues we face today, especially climate change related. We believe we can meaningfully impact our customers’ ESG goals.

In addition to the above, we are also currently focusing on the following ESG-related projects:

-

We intend to offer a third-party ESG rating tool to calculate customer’s industry specific ESG risks and rate their performance. Also, customers will be provided the functionality to self-report and upload sustainability-linked certification, such as the Roundtable on Sustainable Palm Oil (RSPO) Certificate, at onboarding on Kratos™. The RSPO certificate confirms that applicable customer’s products containing palm oil is obtained from responsibly managed palm plantations.

-

We are planning to increase focus on originating sustainable-linked transactions by offering attractive pricing aligned to customer’s ESG rating and /or performance. We believe that this approach will expand the quality of ESG assets available in trade finance for investment by investors. We hope to incentivize responsible environmental practices in our operations and value chain, which we hope will make a substantial difference over time.

Social Impacts

We strive to empower employees by creating an inclusive and diverse work environment that encourages the best of human interaction and performance.

Diversity & Inclusion

As of the date of this Annual Report on Form 20-F, we employ 49 full-time employees, approximately 52% of which are women. Women are represented at various levels of the Company, including in management roles.  However, women are underrepresented in top-executive positions and of course, we would like to see more women in these roles. Accordingly, this is an area where we will continue to work to improve. We have one (1) female corporate director, Lilian Koh Nee Noi who has served on our Board since April 28, 2021.  The Company currently satisfies the Nasdaq Board Diversity Rule requiring listed companies to have at least two “diverse” directors, including one who self-identifies as “Female” and one who self-identifies as either an “Underrepresented Minority” or “LGBTQ+”.

Attracting and Retaining Talent

We aim to attract, develop and retain a strong and diverse workforce and management team to reflect and respond to the communities we serve in Singapore, Dubai, and the U.S. We want our employees to feel valued, inspired, and encouraged to contribute within

and outside of, the organization.   The job market is highly competitive for top talent, and we often compete with much larger organizations, with potentially greater financial resources that can offer higher compensation and benefits to attract such talent.  From that perspective and consistent with our Diversity & Inclusion Statement, we strive to differentiate our organization from the competition by creating an inclusive work environment that embraces uniqueness, fosters innovation and collaboration and attracts top talent.

We aim to foster a “people-first” culture by, among other things:

•Fostering a culture of health, safety and wellbeing by providing continuous training and resources for employees. The health, safety and wellbeing of our employees through strong safety culture is of the utmost importance to our Company.  We believe that our employees should always feel connected and supported, irrespective of whether they are working in an office or remotely with access to the resources and equipment to be well and perform well. Flexible working is critical to enabling diverse career paths across roles; providing transparent paths to development and advancement; and recruiting, hiring and retaining high caliber employees.

•Supporting Employee-led Resource Groups established by employees based on shared characteristics, goals or life experiences aligned to organizational goals. Having a strong anchor at work through positive relationships can supercharge employees.

Philanthropy

Our philanthropic efforts support local charities, such as the Singapore Indian Education Trust (SIET) which are aligned to our core values and mission. Many of these philanthropic efforts are led by our employees.

SIET is dedicated to assisting Singaporean Indian students from low-income families who are experiencing financial difficulties to obtain student loans so that they can continue to improve their career prospects. To date, we have donated SGD100,000 to SIET and have committed the same amount for the next 2 years, post assessment of the philanthropic impact of the year before.

We are also exploring the establishment of a scholars’ program. In this program, employees would mentor and volunteer with financially and socially disadvantaged students from all racial and diverse backgrounds in Science, Technology, Engineering and Mathematics (STEM), commencing in Singapore. This opportunity would expose talented students to careers in the STEM sector while we are excited about the potential of the scholars’ program we are in early stages and there remains much work to be done to bring it to life.

Governance Impacts

-	Board Responsibility and Good Governance

Elevating the Board quality and effectiveness by ensuring our directors are equipped with the requisite tools, training, resources, professional background, expertise and skills, which we assess on an annual basis, is paramount to our Company’s continuing success. In order to enhance our directors’ training and development, our Board has access to the National Association of Corporate Development (NACD) in the U.S. and the Singapore Institute of

Directors (SID) in Singapore, each of which provides extensive educational services for corporate directors. Further, we are currently working with Nasdaq Governance Solutions to meet the evolving needs of the Board in respect of evaluation services to assess capabilities.

As an innovative fintech company, we are committed to maintaining good corporate governance, a fundamental underpinning of the ever-changing environment in which we exist. We strive to implement best practices, transparency, and accountability backed by continuous enhancement and assessment.  We will continue to steadily implement tools, processes, and procedures, with the support of external advisors as needed, to elevate our governance infrastructure and embed the appropriate controls for continuous assessment. The Company has, in the months leading to the filing of this Annual Report on Form 20-F, worked extensively on a comprehensive “Governance Enhancement Plan,” that includes a framework of various policies, procedures, tools, and controls adopted to ensure an effective, transparent, and consistent governance infrastructure. In addition, we have established a Risk Committee of the Board of Directors, comprising of three directors (out of which, two are independent directors) to oversee our Company’s risk management governance, procedures and processes (including monitoring compliance with identifying and reporting risks, including cyber security risks) to ensure effective and timely implementation of actions to mitigate risks. We have also established a Disclosure Committee of cross-functional leadership to communicate, discuss, and capture comments for inclusion in SEC filings and support the certification requirements of the applicable provisions regarding financial reporting of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)).

-	ESG Strategy and Reporting

We recognize there is no single pathway or destination on our journey to drive change through responsible and sustainable operations and value chain. But we are committed to and excited about each step along the way that is authentic to us and brings value to our employees, our customers, shareholders and other stakeholders. In May 2022, we retained Diginex, a leading sustainability firm, to advise the Company on its ESG implementation, integration and reporting. The nature of our ESG initiatives described herein and set forth in our framework are linked to the applicable standards of the United Nations Sustainable Development Goals (UN SDG) 2030, Sustainability Accounting Standards Board (SASB) standards and The Task Force on Climate-Related Financial Disclosures (TCFD). We may augment as we deepen our work with Diginex to make sure that we calibrate to the most suitable external benchmarks and start reporting our performance in line with these market leading standards, for the 2022 reporting cycle.

Our ESG strategy is led by our Chief Executive Officer, Mr. Srinivas Koneru, through a newly established ESG team, with oversight by the Nominating and Corporate Governance Committee of the Board. The ESG team comprises senior leaders and employees from the Company’s different organizational departments, including Finance, Operations, Commercial, Legal, Human Resources & Administration, Product Development, Technology and Investor Relations & Marketing. Generally, this multi-disciplinary team helps with the execution of our ESG strategy, development of initiatives, and provides regular updates on our progress to Mr. Koneru, who then informs the Nominating and Corporate Governance Committee. The team is also responsible for educating employees on the importance of our ESG efforts and performance in order to ensure employees are fully-engaged and to encourage faster adaption of our ESG policies. The Company is in the process of setting specific and measurable performance metrics in respect of the ESG issues material to the Company, for all employees, including Executive Management, as part of their compensation.

Government Regulations

Cybersecurity Disclosure Regulations

On March 9, 2022, the SEC proposed rules and amendments to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies, including foreign private issuers such as Triterras. The rules would require reporting about material cybersecurity incidents on Forms 6-K. The rules would also require periodic disclosures regarding, among other things about:

•	A registrant’s policies and procedures to identify and manage cybersecurity risks;
•	Management’s role in implementing cybersecurity policies and procedures;
•	Board of directors’ cybersecurity expertise, if any, and its oversight of cybersecurity risk; and
•	Updates about previously reported material cybersecurity incidents.

Some version of the proposed rules and amendments are expected to go into effect although we cannot predict when we will be required to comply. We are evaluating the impact of the proposed rules and make the necessary adjustments to our risk management infrastructure, to supplement existing practices.

ESG Disclosure Regulations

On March 20, 2022, the SEC issued proposed rules regarding ESG disclosures for SEC-regulated organizations, requiring information about a registrant’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition.

The proposed rules would require a registrant, including a foreign private issuer such as Triterras to include in the relevant filing an attestation report covering the disclosure of its Scope 1 and Scope 2 and, in some cases, Scope 3 greenhouse gas (GHG) emissions and to provide certain related disclosures about the service provider.  In order to attest to the Scopes 1 and 2 emissions disclosure and GHG emissions attestation the provider would be required to evaluate the registrant’s compliance with proposed Item 1504 which would require companies to disclose Scope 1, Scope 2 and, in some cases, Scope 3 GHG emissions for their most recently completed fiscal year, and for the historical fiscal years included in their consolidated financial statements in the relevant filing, to the extent such historical GHG emissions data is reasonably available.

We expect that the Company will have to comply with such rules if and when adopted by the SEC. In light of the proposed rules, we intend to develop the infrastructure to measure the required disclosures and as well as a reporting framework to use in reporting in our stand-alone public reports and our financial statements.

C.	Organizational Structure

Percentages refer to voting power of the Ordinary Shares held by the respective shareholders or shareholder groups.

All significant subsidiaries of the Company as of February 28, 2022 are listed below.

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

Our properties consist of office space within general, commercial office buildings.  As of the fiscal year ended February 28, 2022, the properties leased by the Company are its headquarters in Singapore which is approximately 4,300 square feet and leases for office space in the United Arab Emirates, Switzerland and the United Kingdom of, in aggregate, approximately 3,200 square feet.  The offices are used by the Company’s operations and administrative staff.  The Company does not own or lease any plants and does not lease any material fixed assets.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

The following discussion and analysis summarize the significant factors affecting our results of operations, financial condition and liquidity position for the fiscal years ended February 28, 2022, February 28, 2021 and February 29, 2020 and should be read in conjunction with our financial statements and related notes included in this Annual Report. The following discussion and analysis contain forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page iii of this Annual Report. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in the section titled “Risk Factors” beginning on page 1 of this Annual Report.

Overview

We facilitate trading, trade finance and the provision of credit insurance by insurers, for small to medium-sized enterprises (“SMEs”) using Kratos™, our internally developed innovative blockchain-enabled technology platform.  Kratos™ is a diversified platform built to address the needs of SMEs in the trading and trade finance community by connecting traders and lenders and enabling them to transact online, solving mission critical problems for this historically underserved market.  Kratos™ enables SMEs and other parties to trade and find short term trade financing for their purchases while in transit and prior to delivery.  We believe Kratos™ is one of the world’s first large-scale (as measured by Total Transaction Volume) blockchain-enabled trade and trade finance platforms.  Our ability to launch the blockchain-enabled trade and finance platforms at the time that we did provides us with a first mover advantage to address the complexities and challenges in trade finance for SMEs.

Unless stated otherwise or unless the context otherwise requires, (i) references herein to the “Company” are to Triterras, Inc., whereas references herein to “Group,” “Triterras,” “we,” “us,” or “our” are to Triterras, Inc. and its subsidiaries; and (ii) all amounts presented herein are in U.S. Dollars.

A.	Operating Results

Key Operating Metrics

We evaluate our performance through key operating metrics, including:

•	The dollar volume of trades and the trade finance transactions facilitated by the Kratos™ Platform (“Total Transaction Volume”);
•	The ratio of Trade Finance Volume to Transaction Volume (“Financing Ratio”), approximates the rate at which our Trade Discovery sub-module users seek financing via our Trade Finance sub-module; and
•

“Average Transaction Fees” charged for both the Trade Discovery sub-module and Trade Finance sub-module. In the medium term we expect transaction fees to moderately decrease due to competitive pressures, which we expect will be offset by increasing Total Transaction Volume.

•	The number of users of the Trade Discovery and Trade Finance sub-modules of the Kratos™ platform.
•	The dollar amount of capital deployed towards financing under the Trade Finance sub-module of the Kratos™ platform.
•	The average interest rate on total financing deployed for the financing of customer receivables and payables.
•	The dollar volume of transactions facilitated through the Trade Marketplace sub-module of the Kratos™ platform.

The table below sets forth our Total Transaction Volume, Average Transaction Fee and Financing Ratio for the periods presented:

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
Platform fees
- Trade discovery and trade finance
Total Transaction Volume (in millions)	$6,692.8	$10,000.5	$3,800.4
Financing Ratio	36.6%	34.1%	5.1%
Average Transaction Fee	0.57%	0.55%	0.44%
Number of users	172	83	52

- Financing fees
Total financing deployed (in millions)	13.0	-	-
Average interest rate per annum	20%	-	-

Trade Marketplace
Gross transaction volume (in millions)	18.6	-	-

Factors Affecting Our Results of Operations

We believe the following key factors and market trends affected our results of operations for the periods presented and expect that such factors and trends may continue to affect our results of operations in the future.

Usage of the Kratos™ Platform

Kratos™ was developed to provide customers with an easy and efficient platform to address all aspects of the purchase, including trading, trade finance, insurance and logistics, making it a potentially captive environment for users. We believe that the captive nature of the Kratos™ platform will enable it to become quickly accepted by the marketplace and provide a significant competitive advantage compared to traditional market participants. As the Kratos™ platform becomes more accepted, we believe it will drive, possibly exponentially, Transaction Volume on Kratos™, which is the key driver of our revenue because it not only drives Transaction Fees it also primarily drives our Trade Finance Volume, which drives Trade Finance Fees.

Wide-spread market acceptance of Kratos™ and the continuing introduction of new modules and enhancement of existing modules, which are expected to create new revenue streams, also have the potential to drive significant increases in our revenues. On September 23, 2020, the Group announced the introduction of an Insurance module and on January 8, 2021 the Group announced the introduction of a Logistics module.  If usage of Kratos™ does not increase as quickly as we believe it will, it could adversely impact our revenue growth rates. Increased usage of the Kratos™ platform and its service offerings will be dependent in part on our ability to include functionality and usability that address customer requirements, and optimally price our products and services to meet customer demand and cover our costs.

Prices and the Volume of Products Sold

Our revenues and results of operations for any given period are driven by the Transaction Volume of products purchased and sold by Kratos™ users during the period on the platform’s Trade Discovery sub-module, because in addition to Transaction Fees we earn, this also primarily drives our Trade Finance Volume and the Trade Finance Fees we earn. While a decline in product prices will not lead to a loss for us, as the facilitator of trade transactions, any decrease in product prices, assuming no change in the quantity of the product transacted, would result in a proportional decrease to our platform fee. Furthermore, significant fluctuations in a product’s price could affect such consumption and trading volumes in general, which in turn could have a significant adverse effect on our results of operations. Product prices and the volumes produced and sold are influenced by many factors, including the supply and demand of speculative activities by market participants, global political and economic conditions and related industry cycles and production costs in major producing countries. Prices may move in response to changes in production capacity in a particular market, for example as a new asset comes online or when a large producer experiences difficult operational issues or is impacted by a natural disaster or by international hostilities.

Availability of Financing Sources

Our ability to facilitate trade financing and earn fee revenue from our Trade Finance sub-module is entirely dependent on the willingness of lenders and traders using the Trade Finance sub-module to finance the transactions and provide trade credit. As a result, the availability of financing from lenders using the Trade Finance sub-module is a key driver of our overall business and results of operations. Some lenders are only willing to provide trade financing where credit insurance is available, so Trade Finance Volume is also linked to the cost and availability of credit insurance.

Through the IB Holdings acquisition (which is described below), the Group provides supply chain financing which consists of the financing of inventory and trade receivables.

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

Delisting of the Company’s Securities

On February 1, 2022, the Company received notice from Nasdaq Staff stating that the Nasdaq Hearings Panel (the “Panel”) had denied the Company’s appeal of the Staff’s determination to delist and suspend trading of the Company’s securities on Nasdaq. With the Panel’s decision having been rendered, trading in the Ordinary Shares of the Company and the Triterras Warrants on Nasdaq was suspended effective with the open of business on February 3, 2022.

The Company initially elected to appeal the Panel’s decision to the Nasdaq Listing and Hearing Review Council (the “Listing Council”) within the applicable 15-day appeal period.  However, the Company withdrew the appeal, and instead, will focus on the relisting of the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal application process. The Company will work with external advisors to address the listing requirements of Nasdaq, including financial, liquidity and corporate governance standards. However, there can be no assurance that a market for the Company’s securities will develop. The Company has at the date of this Annual Report submitted an application for trading of its Ordinary Shares and Triterras Warrants on the over-the-counter market as an interim measure while addressing the possible relisting with Nasdaq.

Effective March 24, 2022, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants.

The delisting of the Company’s securities by Nasdaq may adversely influence a current or potential customer’s decision to use (or continue using) the Kratos™ platform which could have a negative impact on the Company’s results of operations and cash flows.

Recent Expansion of Kratos™’ Offering

We believe that the attractiveness of the Kratos™ platform is and will be the ability to bring together the entire trading and trade finance ecosystem of buyers, sellers, traders, financiers, insurers and logistics providers to facilitate trading and trade finance. We will need to continue to expand our product offerings.  Recent additions include our Trade Marketplace sub-module.

We intend to continue expanding our newly launched marketplace solutions by adding more buyers and suppliers while ensuring we do not take any commercial performance risk at a transaction level. The marketplace has enabled us to capture the entire transaction flow on the platform, which we believe will benefit the lenders in the long run to obtain more comfort on the transaction flows. The marketplace has also enabled us to provide credit terms to potential buyers thereby supporting our ecosystem in doing more business.

Our Supply Chain Finance module expands Kratos™ beyond commodities focusing on the SME suppliers of large “anchor” buyers. The lender will provide immediate payment at the request of such suppliers who have otherwise offered deferred payment terms to the anchor buyer. We plan to charge suppliers that opt for supply chain finance a sourcing fee based on the amount financed.  Post our purchase of IB Holdings, our Supply Chain Finance Module is currently undergoing enhancements and a modernised version is planned to be offered from the third quarter of 2022.

Acquisition of all of the Outstanding Share Capital of IB Holdings LTD and Techfin Solutions FZCO.

On May 17, 2021, Fintech entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire all of the outstanding share capital of IB Holdings LTD (the “IB Holdings” or “Invoice Bazaar”), a privately-held United Arab Emirates-based supply chain finance company with operations in the United Arab Emirates and offices in Dubai and India, along with all of the share capital of Techfin Solutions FZCO (“Techfin”), a 99%-owned subsidiary of IB Holdings.

Pursuant to the Purchase Agreement, by and among Fintech and the individuals listed in Schedule 1 thereto as sellers (the “IB Sellers”), Fintech agreed to acquire all of the shares of IB Holdings and Techfin for (i) an initial cash payment of $4.0 million, (ii) deferred cash consideration of $2.0 million payable in two $1.0 million tranches upon the earlier of each of the first and second anniversary of the initial cash payment, or the achievement of cumulative revenue milestones and (iii) up to $2.0 million in earn-out consideration, subject to achievement of certain revenue milestones and continued service with IB Holdings of certain members of the IB Holdings’ founding team. The Purchase Agreement was amended in June 2022 to replace the revenue milestones established in clause (iii) of the preceding sentence, with new milestones relating to revenue, recurring revenue from assets deployed or fees collected, origination of new customers, origination of deals, and signing of distribution partnerships with financial institutions related to the remaining $2.0 million in earn-out amount payable by Fintech to the IB Sellers.

The IB Sellers will be additionally entitled to receive a portion of the proceeds of any sale of e-commerce business by Fintech within 24 months of the closing of the Acquisition.

With Invoice Bazaar the Group provides an alternative form of financing on the Kratos™ platform which we believe will increase utilization and diversify our innovative offerings.

Investment into a Cayman Islands fund, Trade Credit Partners Ltd.

The Company subscribed to the shares in Trade Credit Partners Ltd. (“Trade Credit Partners”), a Cayman Islands exempted fund that exclusively invests in and manages trade finance assets, for the sum of $15 million in August 2021 and subsequently in September 2021, subscribed a further $10 million into the said fund. The parties’ endeavor to execute the transactions on Kratos™. The Company believes that this strategic investment is in line with its business strategy to evolve its business and will help attract new customers on the Kratos™ platform; however, the Company is currently working to reduce its investment in Trade Credit Partners to a level where the Company will not be required to comply with the Investment Company Act. See Risk Factors – “We may become subject to the requirements of the Investment Company Act, which would limit our business operations and require us to spend significant resources to comply with such act” for additional information regarding the consequences of being an investment company subject to the Investment Company Act.

On an ongoing basis, the Company will conduct periodic testing prior to our acquisition or investment of assets, to ensure that the Company will not be deemed to be primarily engaged in an investment company business.

Class-Action Lawsuit

See “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.”

Share Repurchases

On January 18, 2021, the Company announced a share repurchase program of up to $50.0 million of its ordinary shares and it commenced the program on February 12, 2021. On April 20, 2021, the Company completed its share repurchase program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000. The weighted average number of treasury shares for the fiscal years ended February 28, 2022 and February 28, 2021 were 6,426,178 and 33,895, respectively.

Business Segment

The Group operates a single operating segment, the trade and trade finance platform business. The activities of the operating segment have similar economic characteristic. The internal financial information provided to the Group’s chief operating decision maker, the Group’s CEO, is of the trade and trade finance platform business. The Group has concluded that the trade and trade finance platform business is the Group’s only reportable operating segment.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in this Annual Report. The following table sets forth our results of operations for the periods presented:

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
Revenue	$56,679,753	$55,473,725	$16,898,178
Costs and expenses:
Cost of Revenue	(21,172,335)	(4,356,996)	(112,803)
Marketing and sales	(1,854,577)	(4,342,591)	(21,241)
General and administrative	(31,158,789)	(14,382,806)	(1,406,087)
Impairment - trade and loan receivables	(6,789,320)	(3,925,335)	(183,232)
Impairment - intangible assets	—	(1,907,503)	—
Impairment - contract costs	(1,496,501)	(1,100,000)	—
Total costs and expenses	(62,471,522)	(30,015,231)	(1,723,363)
Results from operating activities	(5,791,769)	25,458,494	15,174,815
Other income	63,489	113,456	—
Change in fair value of warrant liabilities	40,772,657	26,111,685	—
Unrealised gain on other investments	142,783	—	—

Finance income	11,609	48,011	1,342
Finance cost	(636,679)	(130,490)	(2,817)
Net finance costs	(625,070)	(82,479)	(1,475)
Profit before income tax	34,562,090	51,601,156	15,173,340
Income tax expense	(1,138,561)	(6,348,444)	(1,592,549)
Profit for the year	33,423,529	45,252,712	13,580,791
Profit attributable to:
Owners of the Company	33,426,938	45,252,712	13,580,791
Non-controlling interests	(3,409)	—	—
	$33,423,529	$45,252,712	$13,580,791
Earnings per share attributable to equity holders of the Company
-Basic and diluted	$0.44	$0.74	$4.07

Comparison of Fiscal Years ended February 28, 2022 and February 28, 2021

Revenue

Our revenue is primarily derived from platform fees from our “Trade Discovery” sub-module and the “Trade Finance” sub-module of the Kratos™ platform. In the “Trade

Marketplace” sub-module of the Kratos™ platform, we purchase and sell goods on a back-to-back basis where we earn revenue on the basis of the costs of goods purchased plus a margin.

The table below set forth details of our revenue for the fiscal years indicated.

	Year ended February 28, 2022	Year ended February 28, 2021	% increase
Platform fees	$38,086,928	$55,473,725	(31.3)%
Trade marketplace	18,592,825	—	n/a
Total revenue	$56,679,753	$55,473,725	2.2%

  Our revenue increased by $1.2 million, or 2.2%, to $56.7 million for the fiscal year ended February 28, 2022 compared to $55.5 million for the fiscal year ended February 28, 2021. IB Holdings contributed $22.7 million of revenue for the fiscal year ended February 28, 2022, $18.6 million of which was from the Trade Marketplace.  Please read below for a discussion of the factors affecting the Group’s revenue.

Platform fees decreased by $17.4 million, or 31.3%, to $38.1 million for the fiscal year ended February 28, 2022 compared to $55.5 million for the fiscal year ended February 28, 2021. The decrease in revenue was primarily due to a $3.3 billion, or 33.3%, decrease in Total Transaction Volume, which was primarily due to challenges faced by the Company from the impacts the COVID-19 pandemic has had on the global supply chain and our customers. The Average Transaction Fee for the fiscal year ended February 28, 2022 increased by 0.02% to 0.57% compared to 0.55% for the fiscal year ended February 28, 2022. The Financing Ratio for the fiscal year ended February 28, 2022 increased 2.5% to 36.6% compared to 34.1% for the fiscal year ended February 28, 2021. While we had an increase in our financing ratio the decrease in Total Transaction Volume discussed above, resulted in an overall decrease of our platform fees. The number of users of the of the Kratos™ platform increased to 172 during the fiscal year ended February 28, 2022 compared to 83 for the fiscal year ended February 28, 2021. We anticipate this increase in users will increase the financing ratio going forward. As these newer customers build their credentials on the Kratos™ platform we believe more of these customers will be securing financing through the Kratos platform.

Trade marketplace revenue was $18.6 million for the fiscal year ended February 28, 2022. The Company did not have any trade marketplace revenue for the fiscal year ended February 28, 2021.

Of the revenue we generated for the fiscal years ended February 28, 2022, and February 28, 2021, zero, and $5.2 million, or 0.0% and 9.3%, respectively, were attributable to services provided to related parties, namely Antanium Resources (previously known as Rhodium) and its subsidiaries. Since the fourth quarter of the fiscal year ended February 28, 2021, there have been no further transactions entered into on the Kratos™ platform by Rhodium and there are no due/to from balances with Rhodium.

Costs and Expenses

Cost of revenue

The table below set forth details of our cost of revenue for the fiscal years indicated.

	Year ended February 28, 2022	Year ended February 28, 2022	% increase
Platform fees	$2,900,195	$4,356,996	(33.4)%
Trade marketplace	18,272,140	—	n/a
Total revenue	$21,172,335	$4,356,996	385.9%

Our cost of revenue increased by $16.8 million, or 386%, to $21.2 million for the fiscal year ended February 28, 2022 compared to $4.4 million for the fiscal year ended February 28, 2021. IB Holdings contributed $18.5 million of cost of revenue for the fiscal year ended February 28, 2022, $18.3 million of which was from the trade marketplace.  Please see below for a discussion of the factors affecting the Group’s revenue.

Cost of revenue includes expenses associated with operating of the Kratos™ platform. These expenses include operational costs of supporting the Kratos™ platform, cloud management service fees and bandwidth costs. Cost of revenue also includes the costs of goods purchased in the “Trade Marketplace” sub-module of the Kratos™ platform.

Our cost of revenue for operating the Kratos™ platform decreased by $1.5 million, or 33.4%, to $2.9 million for the fiscal year ended February 28, 2022 compared to $4.4 million for the fiscal year ended February 28, 2021. This decrease was primarily due to reduced IT and related expenses to support the Kratos™ platform. As a percentage of platform fees, our cost of revenue for delivering the Kratos™ platform was 7.6% for the fiscal year ended February 28, 2022 compared with 7.9% for the fiscal year ended February 28, 2021.

Trade marketplace costs were $18.3 million for the fiscal year ended February 28, 2022.  The Company did not have any trade marketplace costs for the fiscal year ended February 28, 2021. The trade marketplace costs represent the purchase price of goods purchased as an intermediary using the Trade Marketplace sub-module of the Kratos™ platform. As a percent of trade marketplace revenue, trade marketplace costs were 98.3%.

Marketing and Sales

Marketing and sales expenses include the engagement of consultants to support our marketing, sales and business development efforts and commission fees paid in relation to the referral of customers. The commission fees relate to an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years. These costs are capitalized as they are directly attributable to obtaining a customer’s contract. The contract costs are amortized over the subscription period of 3 years.

Our marketing and sales expenses decreased by $2.5 million or 57.3% to $1.9 million for the fiscal year ended February 28, 2022 compared to $4.3 million for the fiscal year ended February 28, 2021. The decrease in marketing and sales expenses primarily relates to a reduction in consulting expenses offset in part by an increase in marketing and promotional expenditures.

General and Administrative

General and administrative expenses primarily consist of (i) staff costs (including salaries, benefits and related items), (ii) legal fees (primarily litigation related activities), (iii) management fees (which relate to staff costs, accounting and administrative support services and office space recharges from the intermediate holding company), (iv) professional fees (including fees for lawyers and auditors), (v) consultancy fees, (vi) director and committee fees, (vii) insurance, (viii) traveling expenses, (ix) IT expenses and (x) depreciation of right-of-use assets.

Our general and administrative expenses increased by $16.8 million, or 116.6%, to $31.2 million for the fiscal year ended February 28, 2022 compared to $14.4 million for the fiscal year ended February 28, 2021. IB Holdings contributed $1.5 million of general and administrative expenses for the fiscal year ended February 28, 2022.  Please read below for a discussion of the factors affecting the Group’s general and administrative expenses.

•

Staff costs increased by $5.4 million to $10.6 million for the fiscal year ended February 28, 2022 compared to $5.2 million for the fiscal year ended February 28, 2021.  The increase was primarily due to additional staff hires to support the Group’s growth along with reporting and compliance activities associated with being a public company. Personnel related to staff costs previously included in management fee (see below) for the fiscal year ended February 28, 2021 are included in staff costs for the fiscal year ended February 28, 2022.

•

Legal fees increased by $4.7 million to $9.9 million for the fiscal year ended February 28, 2022 compared to $5.3 million for the fiscal year ended February 28, 2021.  The increase was primarily due to litigation costs relating to the internal independent investigation conducted by the Audit Committee of the Board of Directors during the period (the “independent investigation”) and the class action lawsuit.

•	Professional fees decreased by $0.2 million to $0.8 million for the fiscal year ended February 28, 2022 compared to $1.0 million for the fiscal year ended February 28, 2021.
•

Management fees for the fiscal year ended February 28, 2022 were zero compared to $1.7 million for the fiscal year ended February 28, 2021.  Management fees relate to staff costs, accounting and administrative support services and office space recharges from related companies. The key management personnel were transferred to Triterras subsequent to the Business Combination.

•

Consultancy fees increased $2.1 million to $2.8 million for the fiscal year ended February 28, 2022 compared to $0.8 million for the fiscal year ended February 28, 2021.  The increase was primarily related to costs associated with, the internal independent investigation, advisory and compliance support to address procedures and processes applicable to public companies.

•	Director and committee fees were $1.5 million for the fiscal year ended February 28, 2022 compared to zero for the fiscal year ended February 28, 2021.
•	Insurance was $3.9 million for the fiscal year ended February 28, 2022 compared to zero for the fiscal year ended February 28, 2021.
•

Depreciation of property, plant and equipment increased $458,129 to $605,424 for the fiscal year ended February 28, 2022 compared to $147,295 for the fiscal year ended February 28, 2021. The increase was primarily related to an increase from right-of-use assets and fixtures and fittings.

The increase in general and administrative expenses are primarily attributable to activities associated with operating as a public company (including implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies) and on-going general corporate, regulatory and legal compliance requirements.  General and Administrative expenses for the fiscal year ended February 28, 2022 also included one-time expenses for the retention of external advisors in connection with the independent investigation, and the class action lawsuit to which we are a party.  The Company will continue to incur additional expenses as it takes steps to relist its securities on a public exchange.

On October 28, 2021, the Company issued a press release announcing the completion of the independent investigation where the Company’s Audit Committee concluded that the allegations contained in the short report lack either factual support or material basis.

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

On April 27, 2022, the Company and other parties in the class action entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”).  The Settlement Agreement was preliminarily approved by the Court on May 20, 2022. Pursuant to the terms of the Settlement Agreement, the Company has paid $9 million, of which we currently expect to receive recoveries from our insurers of $4.25 million, although there can be no assurance that we will in fact receive a contribution from our insurers in this or any amount. See “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” for a further discussion of this matter.

Impairments

Receivables

Impairment loss on trade and loan receivable consists primarily of impairments of past due trade receivables for services provided by the Kratos™ platform, which are invoiced to users on a monthly basis and are payable in 120 days. We recognized an impairment loss on trade receivables of $6.8 million for the fiscal year ended February 28, 2022, based on our expected credit losses on $53.2 million in total gross carrying amount of trade receivables as of February 28, 2022. Of the total gross carrying amount of trade receivables, $31.4 million, or 59% were past due as of February 28, 2022. We recognized an impairment loss on trade receivables of $3.9 million for the fiscal year ended February 28, 2021, based on our expected credit losses on $27.0 million in total gross carrying amount of trade receivables as of February 28, 2021.

Contract Costs

The Company entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing with the customer a 3-year subscription agreement that incorporates a condition to achieve an agreed target volume. These costs were capitalised as they are directly attributable to obtaining a customer’s contract which the Company expects to recover through referrals made by the external party.  The contract costs are amortized over the subscription period of 3 years.  The Company has concluded that certain customers referred by the external party will not meet the target volume anticipated in the subscription agreement.  As a result, the Company has recorded an impairment charge of $1.5 million.

Other Income

We had other income of $63,489 and $113,000 for the fiscal years ended February 28, 2022 and February 28, 2021, respectively, which was primarily related to referral fee received under a strategic partnership agreement. In prior year, other income relates to an award received in connection with the development of the Kratos™ platform.

Change in fair value of warrant liabilities

Outstanding warrant liabilities are remeasured to an updated fair value at each reporting period with changes in fair value recorded to “warrant liabilities” in the consolidated statement of financial position and to “change in fair value of warrant liabilities” in the consolidated statement of comprehensive income. See “Note 17 – Warrant Liabilities” in the notes to our consolidated financial statements included in this Annual Report for a description how the fair value of warrants are determined.  We expect to incur incremental income (expense) for the fair value adjustments until warrants are either exercised or expire. As of February 28, 2022 and February 28, 2021 the fair value adjustment resulted in $40.8 million and $26.1 million of income, respectively.

Triterras Public Warrants and Private Warrants were valued using Level 1 and Level 2 Inputs as of February 28, 2022 and February 28, 2021, respectively.  As a result of the delisting of the Company’s securities by Nasdaq, valuations of the Triterras Warrants, after the date of the delisting, will be valued using Level 3 inputs until such time that there is an observable market quote for the Triterras Warrants.

Net Finance Cost

Finance costs consist of interest expenses on borrowings and bank charges. As of the fiscal year ended February 28, 2022, we did not have any long-term indebtedness. Finance income consists of foreign exchange gains. Our net finance cost increased by $542,591 to $625,070 for the fiscal year ended February 28, 2022 compared to $82,479 for the fiscal year ended February 28, 2021.  The increase in net finance costs was primarily due to an increase in interest expense of $342,473 and an increase in foreign exchange loss, net of $123,983.

Income Tax Expense

Our income tax expense for the fiscal year ended February 28, 2022 was $1.1 million for an effective tax rate of 3.5%, % compared to 12.3% in prior year. The lower effective tax rate was primarily due to utilisation of capital allowance attributable to intangible assets acquired during the year and lower corporate tax rate from UAE operations.

Our income tax expense for the fiscal year ended February 28, 2021 was $6.3 million for an effective tax rate of 12.3%, which is lower than the statutory tax rate of 17% in Singapore. The lower effective tax rate was primarily the result of utilisation of capital allowance attributable to intangible assets acquired during the year.

Comparison of Fiscal Years ended February 28, 2021 and February 29, 2020

Revenue

The table below set forth details of our revenue for the fiscal years indicated.

	Year ended February 28, 2021	Year ended February 29 2020	% increase
Platform fees	$55,442,807	$16,889,720	228.3%
License fees	30,918	8,458	265.5%
Total revenue	$55,473,725	$16,898,178	228.3%

Our revenue increased by $38.6 million, or 228.3%, to $55.5 million for the fiscal year ended February 28, 2021 compared to $16.9 million for the fiscal year ended February 29, 2020. Please read below for a discussion of the factors affecting the Group’s revenue.

Platform fees increased by $38.6 million, or 228.3%, to $55.4 million for the fiscal year ended February 28, 2021 compared to $16.9 million for the fiscal year ended February 29, 2020.  The increase in revenue was primarily due to a $6.2 billion, or 163.1%, increase in Total Transaction Volume, which was primarily due to increased trading volume on the Kratos™ platform. This increase in revenue was due to the increase in Average Transaction Fee to 0.55% for the fiscal year ended February 28, 2021 as compared 0.44% for the fiscal year ended February 29, 2020. The Average Transaction Fee increase was primarily due to an increase in Total Transaction Volume along with an increase in the Financing Ratio to 34.1% for the fiscal year ended February 28, 2021 compared to 5.1% for the fiscal year ended February 29, 2020.

Of the revenue we generated for the fiscal years ended February 28, 2021, and February 29, 2020, $5.2 million, or 9.3%, and $4.5 million, or 26.7%, respectively, were attributable to services provided to related parties, namely Antanium Resources (previously known as Rhodium) and its subsidiaries. Since the fourth quarter of the fiscal year ended February 28, 2021, there have been no further transactions entered into on the Kratos™ platform by Rhodium and there are no due/to from balances with Rhodium.

Costs and Expenses

Cost of revenue

Cost of revenue consists primarily of expenses associated with operating the Kratos™ platform and services. These include expenses related to operational expenses of supporting the Kratos™ platform, cloud management service fees and bandwidth costs. Our cost of revenue increased by $4.2 million, or 3,762.5%, to $4.4 million for the fiscal year ended February 28, 2021 compared to $0.1 million for the fiscal year ended February 29, 2020. This increase was primarily due to the increase in IT staffing and related expenses to support our increase in business volume. As a percentage of revenue, our cost of revenue was 7.9% for the fiscal year ended February 28, 2021 compared with 0.7% for the fiscal year ended February 29, 2020.  The primary driver of the increase in cost of revenue as a percentage of revenue for the fiscal year ended February 28, 2021, was related to the cost to operate the Kratos™ platform.

Marketing and sales expenses include the engagement of consultants to support our marketing, sales and business development efforts and commission fees paid in relation to the referral of customers. The commission fees relate to an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years. These costs are capitalized as they are directly attributable to obtaining a customer’s contract. The contract costs are amortized over the subscription period of 3 years.  Our marketing and sales expenses for the year ended February 28, 2021 were $4.3 million compared to $21,241 for the fiscal year ended February 29, 2020.  Marketing and sales cost during the period were primarily related to $3.0 million in consulting expenses and $1.2 million from the amortization of contract costs.

General and Administrative

General and administrative expenses primarily consist of (i) staff costs (including salaries, benefits and related items), (ii) legal fees (primarily litigation related activities), (iii) management fees (which relate to staff costs, accounting and administrative support services and office space recharges from the intermediate holding company), (iv) professional fees (including fees for lawyers and auditors), (v) consultancy fees, and (vi) depreciation of right-of-use assets.

Our general and administrative expenses increased by $13.0 million, or 929.9%, to $14.4 million for the fiscal year ended February 28, 2021 compared to $1.4 million for the fiscal year ended February 29, 2020.  Please read below for a discussion of the factors affecting the Group’s general and administrative expenses.

•	Staff costs increased by $4.9 million to $5.2 million for the fiscal year ended February 28, 2021 compared to $325,598 for the fiscal year ended February 29,

2020. The increase was primarily due to additional staff hires to support the growth of the Group.
•

Legal fees increased by $5.2 million to $5.3 million for the fiscal year ended February 28, 2021 compared to $36,032 for the fiscal year ended February 29, 2020.  The increase was primarily related to litigation costs and the class action lawsuit.

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

•

Depreciation of property, plant and equipment was $147,295 for the fiscal year ended February 28, 2021 compared to zero for the fiscal year ended February 29, 2020. We did not lease any office premises during the fiscal year ended February 29, 2020.

Impairments

Trade Receivables

Impairment loss on trade receivables consists of impairments of past due receivables for services provided by the Kratos™ platform, which are invoiced to users on a monthly basis and are payable in 90 days. We recognized an impairment loss on trade receivables of $3.9 million for the fiscal year ended February 28, 2021, based on our expected credit losses on $27.0 million in total gross carrying amount of trade receivables as of February 28, 2021. Of the total gross carrying amount of trade receivables, $13.2 million, or 49.1% were past due as of February 28, 2021. We recognized an impairment loss on trade receivables of $183,232 for the fiscal year ended February 29, 2020, based on our expected credit losses on $13.5 million in total gross carrying amount of trade receivables as of February 29, 2020.

Intangible Assets

Due to the nature of the business of Triterras as a fintech platform, the Group's intangible assets consist mainly of software and related IP.  The characteristic of platform software is its fast evolution partly in response to an ultra-competitive market competition where service level enhancement and minimization of platform performance latency is paramount.  This implies that fast prototyping and time to market is imperative, and a concomitant side effect is that impairment tests are an integral part of the software application development life cycle as part of a normal course of business.

At each reporting period the Group is required to assess whether or not the carrying value of its intangible assets are in excess of their fair value.  If the carrying value of intangible assets is in excess of their fair value, an impairment charge is taken to reduce the carrying value to equal its fair value.  The determination of fair value requires the use of estimates and judgments.  Fair value is determined by applying a discounted cash flows model (“DCF”) to determine the value in use or the net realizable value.  Inputs to a DCF model include estimates of the performance of the business over a period of time and a discount rate. The discount rate used reflects a weighted average cost of capital for a representative peer group of financial technology companies. In developing the DCF, the Group considered the adverse effect from the short report, the impact of the delisting of our securities and the class action lawsuit along with global and industry specific economic factors impacting the financial technology marketplace. In particular, the Group considered the applicable software generation and requirements for migration to new architectures.  Based on this assessment, we have determined that the carrying value of our intangible assets on the Consolidated Statement of Financial Position as of February 28, 2021 is in excess of their fair value.  As a result, the Group has recorded an impairment charge of $1.9 million for the fiscal year ended February 28, 2021.

Contract Costs

The Group entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing with the customer a 3-year subscription agreement that incorporates a condition to achieve an agreed target volume. These costs were capitalised as they are directly attributable to obtaining a customer’s contract which the Group expects to recover through referrals made by the external party.  The contract costs are amortized over the subscription period of 3 years.  The Group has concluded that certain customers referred by the external party will not meet the target volume anticipated in the subscription agreement.  As a result, the Group has recorded an impairment charge of $1.1 million.

Other Income

We had other income of $113,000, which was primarily related to recognition in the period of an award received in connection with the development of the Kratos™ platform in the fiscal year ended February 28, 2021. We had no other income for the fiscal year ended February 29, 2020.

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

Triterras Public Warrants and Private Warrants as of February 28, 2021 were valued using Level 1 and Level 3 Inputs, respectively.

Net Finance Cost

Finance costs consist of interest expenses on borrowings and bank charges. As of the fiscal year ended February 28, 2021, we did not have any long-term indebtedness. Finance income consists of foreign exchange gains. Our net finance cost increased by $81,004 to $82,479 for the fiscal year ended February 28, 2021 compared to $1,475 for the fiscal year ended February 29, 2020.  The increase was primarily due to a $75,506 increase in interest expense and a $40,036 foreign exchange loss, which was partially offset by a $47,802 increase in interest income.

Income Tax Expense

Our income tax expense for the fiscal year ended February 28, 2021 was $6.3 million for an effective tax rate of 12.3%, which is lower than the statutory tax rate of 17% in Singapore. The lower effective tax rate was primarily the result of utilisation of capital allowance attributable to intangible assets acquired during the year.

Our income tax expense for the fiscal year ended February 29, 2020 was $1.6 million for an effective tax rate of 10.5%, which was lower than the statutory tax rate of 17% in Singapore. The lower effective tax rate was primarily due to the impact of unutilized tax losses carried forward from the prior period and tax losses available to be utilized from our related parties.

Non-IFRS Financial Measures

We use certain measures derived from financial data but not presented in our financial statements prepared in accordance with IFRS, which include primarily EBITDA*. Non-IFRS financial measures in this Annual Report are indicated by “*”. We calculate EBITDA* by adding net finance costs, income tax expense, depreciation, amortisation of intangible assets, amortisation of contract costs, change in fair value of warrant liabilities and unrealised gain on other investments to our profit for the year. Adjusted EBITDA* is not a measurement of financial performance or liquidity under IFRS and should not be considered as an alternative to profit for the period, operating income or any other performance measures derived in accordance with IFRS or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of Adjusted EBITDA* may not be comparable to similarly titled measures presented by other companies. We use Adjusted EBITDA* and related measures to facilitate company-to-company and period-to-period comparisons and reflect our core performance, because it excludes the effects of income tax expense, net finance costs, depreciation and amortisation. Our management also believes that Adjusted EBITDA* and related measures are used by investors, analysts and other interested parties as measures of financial performance.

Adjusted EBITDA* is reconciled to profit for the year, its most closely comparable IFRS measure, in the tables below:

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
Profit for the year	$33,423,529	$45,252,712	$13,580,791
Depreciation	198,745	31,364	1,284
Amortisation of intangible assets	1,663,284	141,644	9,172
Amortisation of contract costs	1,277,110	1,153,831	—
Net finance costs	625,070	82,479	1,475
Change in fair value of warrant liabilities	(40,772,657)	(26,111,685)	—
Unrealised gain on investment in Trade Credit Partners	(142,783)	—	—
Income tax expense	1,138,561	6,348,444	1,592,549
EBITDA*	$(2,589,141)	$26,898,789	$15,185,271
Exceptional items - one-off	10,261,306	5,277,254	—
Adjusted EBITDA*	$7,672,165	$32,176,043	$15,185,271

Our Adjusted EBITDA* decreased by $24.5 million, or 76.2%, to $7.7 million for the fiscal year ended February 28, 2022 compared to $32.2 million for the fiscal year ended February 28, 2021.  The decrease in Adjusted EBITDA* was primarily due to an increase in general and administrative expenses and a decrease in platform fees as described above.

Our Adjusted EBITDA* increased by $17.0 million, or 111.9%, to $32.2 million for the fiscal year ended February 28, 2021 compared to $15.2 million for the fiscal year ended February 29, 2020.  The increase was primarily due to increased volume on the Kratos™ platform.

B.	Liquidity and capital resources

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our businesses. As of the date of this filling, we believe that our cash from operations is sufficient to fund ongoing operations, including development costs for the Kratos™ platform, and other capital expenditure for at least the next 12 months.

As of February 28, 2022, we had cash and cash equivalents of $68.8 million. The Group’s cash balances are substantially held in U.S. Dollars.  As of February 28, 2022, our “trade receivables” were $44.3 million. Trade receivables are generally payable an average of 120 days following invoice generation.  As of February 28, 2022, 59% of gross trade receivables are past due. As of the date of this Annual Report, 8% of the outstanding trade receivables as of February 28, 2022 have been collected.  During the fiscal year ended February 28, 2022, the Group recorded an additional impairment loss on trade receivables of $6.8 million. We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers because of impacts from the COVID-19 pandemic.

As noted above, effective March 24, 2022, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants. The delisting of the Ordinary Shares and Triterras Warrants will likely affect the liquidity of such securities and could inhibit or restrict our ability to raise additional financing, among other things.

Although the Company will pursue the relisting of the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal application process, there can be no assurance that the Company’s securities will be re-listed on Nasdaq or that a future market for the Company’s securities will develop. The delisting of the Company’s securities by Nasdaq may negatively influence a current or potential customer's decision to use the Kratos™ platform which could have a negative impact on the Company’s operating cash flows.

Cash Flows

The following table sets forth our cash flows for the fiscal years presented:

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
Cash generated (used in)/from operating activities	$(28,633,757)	$24,241,189	$287,669
Cash used in investing activities	(36,357,967)	(9,375,690)	(115,149)
Cash generated (used in)/from financing activities	(35,911,423)	154,681,407	(10,000)
Net (decrease)/increase in cash and equivalents	(100,903,147)	169,546,906	162,520
Cash and equivalents at beginning of year	134,025,561	165,298	2,778
Restricted cash at beginning of the year	35,686,643	(35,686,643)	—
Cash and equivalents at end of year	$68,809,057	$134,025,561	$165,298

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for noncash items, changes in working capital and income tax expense. The timing between the conversion of our trade receivables into cash from our customers and distributions to our employees and vendors are the primary drivers of changes to our working capital.

Net cash from operating activities changed by $52.9 million to $28.6 million of cash used for the fiscal year ended February 28, 2022, compared to $24.2 million of cash generated for the fiscal year ended February 28, 2021. The increase in net cash used in operating activities is primarily due to a $27.9 million decrease in net income after adjusting for non-cash items, a $12.5 million change in trade receivables (please see the discussion above regarding the impact trade receivables have on our operating cash flows), a change in income taxes paid of $6.6 million, and a change in loan receivables of $4.5 million, offset in part by a $5.4 million change in contract costs paid related to prepaid customer referral commissions.

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

Investing Activities

Net cash used in investing activities is related to development of our Kratos™ platform, business acquisitions and acquisitions of plant and equipment

Net cash used in investing activities increased by $27.0 million to $36.4 million for the fiscal year ended February 28, 2022, compared to $9.4 million for the fiscal year ended February 28, 2021. The increase in net cash used in investing activities is primarily related to the purchase of $25 million in shares of Trade Credit Partners Ltd. and the acquisition of IB Holdings, net of cash acquired of $3.8 million.  The amount of the acquisition date fair value of the purchase consideration transferred for the acquisition of IB Holdings includes contingent consideration of $2.0 million related to additional cash payments that may be made to IB Holdings in the event certain milestones, discussed above, are achieved.

Net cash used in investing activities increased by $9.3 million to $9.4 million for the fiscal year ended February 28, 2021, compared to $0.1 million for the fiscal year ended February 29, 2020. The increase in net cash used in investing activities is primarily related to the development of the Kratos™ platform.

Financing Activities

Net cash used in financing activities changed by $190.6 million to $35.9 million of cash used for the fiscal year ended February 28, 2022, compared to $154.7 million of cash generated for the fiscal year ended February 28, 2021. The cash used in financing activities for the fiscal year ended February 28, 2022 is primarily related to the Company’s share buyback program that completed on April 20, 2021.  The Company spent a total of $49.9 million repurchasing 6,671,788 of its Ordinary Shares and incurring commission fees of $133,000 in connection therewith, compared to cash generated from financing activities for the fiscal year ended February 28, 2021 primarily related to proceeds from capitalisation of Netfin shares (net of redemptions and issuance costs of $99.2 million) and warrants assumed of $69.9 million. This increase was primarily offset by the purchase of shares of the Company’s Ordinary Shares through the Company’s share buyback program of $14.3 million.

Net cash provided by financing activities increased by $154.7 million for the fiscal year ended February 28, 2021, which was primarily related to proceeds from capitalisation of Netfin shares, net of redemptions and issuance costs of $99.2 million and warrants assumed of $69.9 million. This increase was primarily offset by the purchase of shares of the Company’s Ordinary Shares through the Company’s share buyback program of $14.3 million.  (On April 20, 2021, the Company completed its share buyback program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000.)  Cash used by financing activities of $5.0 million for the fiscal year ended February 29, 2020 relate to proceeds from a loan entered into during the fiscal year ended February 28, 2019 that was subsequently paid off from the proceeds of the issuance of ordinary shares.

The delisting of the Company’s Ordinary Shares and Triterras Warrants by Nasdaq may negatively impact the Company’s future ability to raise funds in capital markets.

Capital Expenditures

We expect that for the year ending February 28, 2023, we will spend approximately $5 million for the development of the Kratos™ platform and expansion of our operations, most of which will be funded from cash and cash equivalents.

While we have no other capital expenditures planned for the fiscal year ending February 28, 2023, we are an opportunistic organization and any opportunities that arise for accretive acquisitions of existing offline businesses in the trading ecosystem, whose customer base could increase the growth of Kratos™, or certain technology offerings may be considered.

Contractual Obligations

The following table sets forth certain information about our contractual obligations as of February 28, 2022:

	Total	Within 1 year	Within 1 to 5 years	More than 5 years
2022
Lease payments	$1,538,808	$344,781	$1,194,027	$-

See “Item 4 - Information On The Company — Part D - Property, Plants and Equipment” for a discussion of the Company’s real estate leases.

Off Balance Sheet Arrangements

None.

C.	Research and Development, Patents and Licenses, etc.

For the periods presented, expenditure on research activities are recognised in profit or loss as incurred.  Development expenditures are capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable from license and platform fee charges to platform users and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in profit or loss as incurred. Subsequent to initial recognition, development expenditures are measured at cost less accumulated amortisation and any accumulated impairment losses.  Capitalised development expenditures are measured at cost less accumulated amortisation and accumulated impairment losses.

Research and Development

We have built our Kratos™ platform in-house. We employ and have outsourced research and development personnel to enhance the Kratos™ platform and develop new modules for the Kratos™ platform. As of February 28, 2022, we had 3 employees and 26 contractors involved in research and development activities.

For the fiscal year ended February 28, 2022, February 28, 2021 and February 29, 2020 we spent $8.7 million ($7.3 million of which was capitalized), $9.9 million ($9.7 million of which was capitalised) and $309,000 ($300,000 of which was capitalised), respectively.

Intellectual Property

“Kratos™” is a registered trademark in Singapore.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Management

The directors and Executive Management information below is as of the filing date of this Annual Report.

1.Board of Directors and Executive Management

Name	Age (as of February 28 2022)	Position
Srinivas Koneru	62	Director, Executive Chairman and Chief Executive Officer
Alvin Tan	50	Director and Chief Financial Officer
Adrian Kow Tuck Hoong	55	Independent Director
Richard M. Maurer	74	Director
Yong-Moon Kim	60	Independent Director
Lilian Koh Nee Noi	59	Independent Director
Jayapal Ramasamy	65	Independent Director
Kenneth Stratton	66	Independent Director
James H. Groh, Sr.	69	EVP, Investor Relations
Ashish Srivastava	40	Chief Commercial Officer
Sri Vasireddy	50	Chief Technology Officer

As of the date of this Annual Report, our board of directors consists of eight directors, Srinivas Koneru, Alvin Tan, Richard M. Maurer, Kenneth Stratton, Adrian Kow Tuck Hoong, Jayapal Ramasamy, Yong-Moon Kim and Lilian Koh Nee Noi.

Set forth below are the biographies of each of our current directors and Executive Management:

Srinivas Koneru is the Executive Chairman of the board of directors and the Chief Executive Officer of Triterras, Inc. and has served in such capacities since the completion of the Business Combination in November 2020. Mr. Koneru established the operating entity, Fintech, in 2018 and has served as a director of Fintech since its formation. Mr. Koneru has over 35 years of professional experience focused on technology and manufacturing. Prior to founding Fintech and developing the Kratos™ platform, Mr. Koneru invested to co-found Antanium Resources Pte Ltd in 2012, and has subsequently been a member of the board of directors and risk committee of Antanium Resources Pte Ltd and board of directors of Antanium Global Pte Ltd and Antanium Holdings Pte. Ltd. Prior to investing in Antanium Resources Pte. Ltd., Mr. Koneru exited Exxova Inc., an IT development and services company, in 2010. He grew revenues in this business from zero to over $80 million. Prior to this, Mr. Koneru was a partner and Chief Executive Officer of Lanco Global Systems, Inc., where he successfully turned around three underperforming IT companies. Before Lanco, Mr. Koneru worked for a large systems integrator at GE Power Systems in the United States, leading a team of over 200 consultants to provide business intelligence solutions worldwide. Prior to this, Mr. Koneru assisted his family businesses. Mr. Koneru holds a degree in Mechanical Engineering from BMS College of Engineering, Bangalore, India.

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

Richard M. Maurer has served on our board of directors since November 10, 2020 and served as Netfin Acquisition Corp.’s Chief Executive Officer from April 2019 until its Business Combination with Triterras in November 2020. For more than 40 years, Mr. Maurer has been actively involved in private equity, corporate governance and corporate executive, financial and operational management. Since January 2012, Mr. Maurer has been actively seeking and making private equity investments for his own account in Asia and South East Asia, including India, Malaysia, Singapore and Hong Kong. During November 2016, Mr. Maurer founded Longview Resources Group, a Hong Kong based and headquartered international commodity trading group. Since Longview’s founding, it has acquired and merged with three international commodity trading companies in Hong Kong, Singapore and Malaysia) and formed three additional commodity trading companies (in the United States, United Kingdom and Australia). Mr. Maurer divested Longview in October 2021 and concurrently resigned as a director and officer of each of the companies within the Longview group. Mr. Maurer was a Certified Public Accountant with Price Waterhouse & Co. and earned a BS degree in Business Management from Point Park University and an MBA degree from The Joseph M. Katz Graduate School of Business at The University of Pittsburgh.

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

Independence of Directors

Although our securities were delisted from Nasdaq, we continue to voluntarily adhere to the rules of Nasdaq as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. Our board of directors has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with Nasdaq rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of Nasdaq define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

As of February 28, 2022 and as of the date of the filing of this Annual Report, our board of directors consists of eight directors, the following five of whom qualified as independent within the meaning of the independent director guidelines of Nasdaq and applicable SEC rules as of such date: Kenneth Stratton, Adrian Kow Tuck Hoong, Jayapal Ramasamy, Yong-Moon Kim and Lilian Koh Nee Noi.

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

Historically, compensation for our Executive Management has included annual cash bonuses earned for attaining short-term company and individual performance goals, as well as base salary. Each executive officer had an annual target bonus for the fiscal year ended February 28, 2022, which was paid out in whole or in part based on the performance delivered against achievement of specified goals relating to Company financial results and individual performance against set key performance indicators set at the start of each year. The exception to this compensation structure was the CEO, whose award was determined on a discretionary basis by the Board of Directors of Fintech. Annual bonus amounts earned for the fiscal year ended February 29, 2022 are included in the aggregate compensation amount disclosed below. Currently, our members of Executive Management do not receive equity-based compensation awards as part of their overall compensation package. The foregoing compensation programs were determined and administered by the board of directors of Fintech.

Fiscal Year 2022 Compensation

The aggregate compensation awarded to, earned by and paid to the current directors and Executive Management who were employed by, or otherwise performed services for, Fintech for the fiscal year ended February 28, 2022 was approximately $3,917,940.87  (using exchange rates as of February 28, 2022 of 1.3597 Singapore Dollars to one U.S. Dollar and 0.7469 British Pounds Sterling to one U.S. dollar and 3.6731 AED to one U.S. dollar). The total amount paid for pension, retirement or similar benefits to these individuals with respect to the fiscal year ended February 28, 2022 was approximately $ 38,932.72 (using the same exchange rates as mentioned above). Such remuneration was paid to the Executive Management directly by Fintech.

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

Risk Committee Chair: $10,000;

Risk Committee Member: $7,500

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

Appointment and removal

Our directors are divided into 3 classes designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the 2021 annual general meeting of the Company held in May 2022, the term of office of the Class I Directors expired and the Class I Directors were elected for a full term of 3 years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors will expire and Class II Directors will be elected for a full term of 3 years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors will expire and Class III Directors will be elected for a full term of 3 years. At the 2024 annual general meeting of the Company, the term of office of the Class I Directors will expire and Class I Directors will be elected for a full term of 3 years. At each succeeding annual general meeting of the Company, directors will be elected for a full term of three 3 years to succeed the directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing, each director will hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

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

Committees of the Board of Directors

We have established separately standing audit, nominating and corporate governance, compensation and risk committees. Although our securities were delisted from Nasdaq, we continue to voluntarily comply with Nasdaq listing rules with respect to composition of Board committees, and independence of their members.

Audit Committee

We have established an audit committee comprised of all independent directors.   As of February 28, 2022 and as at the date of this Annual Report, the audit committee consists of Mr. Kow, Mr. Kim and Mr. Ramasamy. Each of the foregoing members of the audit committee is and were (as applicable) independent under the applicable Nasdaq listing standards and the rules and regulations of the SEC. The audit committee has a written charter and is available by following the links to “Investors – Governance – Governance Documents” on the Company’s

website at www.triterras.com. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

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

Nominating and Corporate Governance Committee

As of February 28, 2022 and as of the date of this Annual Report, the nominating and corporate governance committee consists of Mr. Stratton, Mr. Kow, and Ms. Koh.  The nominating and corporate governance committee has a written charter and is available by following the links to “Investors – Governance – Governance Documents” on the Company’s website at www.triterras.com. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

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

Compensation Committee

We have established a Compensation Committee of our Board. As at February 28, 2022 and as of the date of this Annual Report, the Compensation Committee consists of the following independent directors: Mr. Stratton, Mr. Kim and Mr. Ramasamy. The Compensation Committee has a written charter and is available by following the links to “Investors – Governance – Governance Documents” on the Company’s website at www.triterras.com.   The purpose of the Compensation Committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is currently, or has been at any time, one of our officers or employees. None of our members of Executive Management currently serves, or has served during the fiscal year ended February 28, 2022, as a member of our board of directors or compensation committee of another entity that has one or more members of Executive Management serving as a member of our board of directors or our compensation committee.

Risk Committee

On April 1, 2022, we have established a Risk Committee of our Board which is comprised of Mr. Ramasamy, Mr. Maurer and Ms. Koh, with Mr. Maurer being the only non-independent director member. The Risk Committee has a written charter and is available by following the links to “Investors – Governance – Governance Documents” on the Company’s website at www.triterras.com.   The purpose of the Risk Committee is to review and deliberate matters relating to the enterprise risk management operations including key risks of the Group. The Committee has overall responsibility for monitoring and approving the risk management framework and associated practices of the Company.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Business Conduct and Ethics (“Code of Ethics”) that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics is available by following the links to “Investors – Governance – Governance Documents” on the Company’s website at www.triterras.com. We intend to continue to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our Articles (as defined herein).

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

We are headquartered in Singapore, with a presence in the United States and an office in the United Arab Emirates. As of February 28, 2022, we had a total of 49 full-time employees globally with 27 employees located in Singapore, 5 employees in U.S. and 17 employees in Dubai.  In addition, as of such date, we had 26 contractors in India supporting the design, development and solutioning of Kratos™.

E.	Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management is set forth in Item 7.A of this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of June 15, 2022:

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

As of June 15, 2022, 76,524,081 of our Ordinary Shares were outstanding. To our knowledge, as of such date, there were (i) 24,901,662 Ordinary Shares, representing approximately 33% of our total outstanding shares; and (ii) approximately 25,981,000 Triterras Warrants, which were held by record shareholders with registered addresses in the United States (including brokers and other nominees that hold securities in street name on behalf of their customers). We are not aware of any arrangement that may at a subsequent date, result in a change of control of our Company. This number of holders of record also does not include holders whose securities may be held in trust by other entities.

	As of June 15, 2022
Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares
Srinivas Koneru(2)	51,792,071	67.7%
IKON Strategic Holdings Fund and Symphonia Strategic Opportunities Limited(2)	51,622,419	67.5%
Richard M. Maurer	205,504	*
Will O’Brien	30,000	*
The Estate of Martin Jaskel	20,000	*
Gerard Pascale	15,000	*
Kenneth Stratton	—	—
Adrian Kow Tuck Hoong	—	—
Yong-Moon Kim	—	—
Lillian Koh Nee Noi	—	—
Jayapal Ramasamy	—	—
Alvin Tan	—	—
John Galani	—	—
James H. Groh, Sr.	2,500	*
Ashish Srivastava	—	—
All directors and executive officers as a group	52,065,075	68.0%
Netfin Holdings LLC(3)	205,504	*

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of beneficial owners listed in this table is the following 9 Raffles Place, #23-04 Republic Plaza Singapore 048619.
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

(3)

NetFin Holdings, Inc. is the record holder of the shares reported herein.  Mr. Maurer is the sole shareholder of NetFin Holdings, Inc. and may be entitled to distributions of the securities held by NetFin Holdings, Inc. Mr. Maurer has voting and investment discretion with respect to the Ordinary Shares held of record by NetFin Holdings, Inc.  The beneficial ownership of NetFin Holdings, Inc. and Mr. Maurer also includes 408,600 Private Placement Warrants that became exercisable to purchase Ordinary Shares on December 10, 2020.  The business address of NetFin Holdings, Inc. and Mr. Maurer is 12600 Deerfield Parkway, Suite 100, Alpharetta, GA 30004 USA.

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

In addition, Longview Resources Group had been identified as a related party because it was wholly owned by one of our directors, Mr. Maurer, as at the fiscal year ended February 28, 2021. Mr. Maurer divested Longview in October 2021 and concurrently resigned as a director and officer of each of the companies within the Longview group.

Management fees relating to recharges of staff costs, office space and research and development costs, provided to Fintech by Rhodium and Antanium Global totaled $1,867,105 for the period from January 11, 2018 (the date of the Company’s incorporation) to February 28, 2019 and $1,100,000 for the fiscal year ended February 29, 2020, $185,000 and $2,034,830 for the fiscal year ended February 28, 2021, which were capitalized by Fintech as intangible assets as the management fees relate to research and development costs incurred in the development of the Kratos™ platform. The foregoing amounts have been fully repaid by Rhodium and its affiliates as of February 28, 2021.

Revenue from Rhodium accounted for $5.2 million, or 9.3% of our total revenue, and $4.5 million, or 26.5% of our total revenue, for the fiscal years ended February 28, 2021 and February 29, 2020, respectively.  There was no revenue from Rhodium for the fiscal year ended February 28, 2022.  Such revenue was primarily related to platform fees where Rhodium initiated the commodity trade with its counterparty.

Substantially all of the users of the Kratos™ platform during the fiscal year ended February 29, 2020 were referred to the platform by Rhodium. There have been no transactions on Kratos™ platform contributed by Rhodium since the last quarter of the fiscal year ended February 28, 2021.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The statements of financial position of the Company as of February 28, 2022, and February 28, 2021 and the related statements of comprehensive income, changes in shareholders’ equity and cash flows for the fiscal years ended February 28, 2022, February 28, 2021 and February 29, 2020 and the related notes are filed as part of this Annual Report.

Legal Proceedings

The Company may be involved from time to time in claims, proceedings, and litigation. The Company believes it has adopted appropriate risk management and compliance programs. Legal and compliance risks, however, will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, may arise from time to time.

On December 21, 2020, a class action complaint (under the caption Ferraiori v. Triterras, Inc., et al., Case No. 7:20-cv-10795) was filed in the United States District Court of the Southern District of New York (the “Court”) against the Company, Mr. Srinivas Koneru and Mr. Marat Rosenberg for alleged violations of U.S. federal securities laws. On July 1, 2021, an amended class action complaint was filed (under the caption Erlandson and Norris v. Triterras, Inc., et al., Case No. 7:20-cv-10795-CS) (the “Action”) against the Company, Mr. Srinivas Koneru, Mr. Marat Rosenberg, Netfin, Fintech, MVR Netfin LLC, Mr. Richard Maurer, Mr. Vadim Komissarov, Mr. Gerald Pascale, Mr. James H. Groh, Sr., Mr. Alvin Tan, Mr. John A. Galani, Mr. Matthew Richards, Ms. Vanessa Slowey and Mr. Kenneth Stratton. The amended class action complaint is based on alleged undisclosed facts and misrepresentations made by the above-named defendants from June 29, 2020 to January 14, 2021.

On April 27, 2022, the Company and other parties in the Action entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”), pursuant to which the Action shall be finally and fully settled, and dismissed with prejudice as to all settling parties, upon and subject to the terms and conditions of the Settlement Agreement. The settlement is not an admission of wrongdoing, fault or liability.  The Settlement Agreement was preliminarily approved by the Court on May 20, 2022. Pursuant to the terms of the Settlement Agreement, the Company has paid $9 million, of which we currently expect to receive recoveries from our insurers of $4.25 million, although there can be no assurance that we will in fact receive a contribution from our insurers in this or any amount. The Settlement Agreement is subject to final approval by the court and the fulfilment of other conditions set forth therein, all of which involve inherent risks and substantial uncertainties.

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

Holders of Ordinary Shares and Triterras Warrants should obtain current market quotations for their securities. Our Ordinary Shares and the Triterras Warrants were previously listed on Nasdaq under the symbols “TRIT” and “TRITW,” respectively. Our Ordinary Shares and the Triterras Warrants were delisted from Nasdaq effective on March 24, 2022.

As at the date of the filing of this Annual Report, our Ordinary Shares and Triterras Warrants are quoted on the OTC Expert Market under the symbols “TRIRF” and “TRIRW”, respectively, on an “unsolicited only” basis.  Pursuant to Rule 15c2-11 under the Exchange Act, effective September 26, 2021, companies that do not make current information publicly available under the Exchange Act rules are transitioned to the OTC Expert Market. The trades on the OTC Expert Market are limited primarily to private purchases and sales among sophisticated investors with sufficient investment experience, among others. See “Risk Factors - Our securities were delisted from Nasdaq, which has had, and may continue to have a material adverse effect on our business and the trading and price of our securities” for additional information related to the lack of liquidity of our securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

As at the date of the filing of this Annual Report, our Ordinary Shares and Triterras Warrants are quoted on the OTC Expert Market under the symbols “TRIRF” and TRIRW,” respectively, on an “unsolicited only” basis.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company is a Cayman Islands exempted company (company number 360185) and its affairs are governed by the Amended and Restated Memorandum and Articles of Association of the Company, dated November 10, 2020 as amended from time to time (the “Articles”), the Companies Act and the common law of the Cayman Islands.

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

As of the date of this Annual Report, there are 76,524,081 Ordinary Shares outstanding and 25,981,000 Triterras Warrants outstanding.

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

Appointment
Our directors are divided into 3 classes, designated as Class I, Class II and Class III, respectively. The directors are assigned to each class in accordance with a resolution or resolutions adopted by our board of directors. At the 2021 annual general meeting of the Company, which was held on May 5, 2022, the term of office of the Class I Directors expired and Class I Directors were elected for a full term of 3 years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors will expire and Class II Directors will be elected for a full term of three 3 years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors will expire and Class III Directors will be elected for a full term of 3 years. At each succeeding annual general meeting of the Company, Directors will be elected for a full term of 3 years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing, each Director will hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

There is no cumulative voting with respect to the appointment of our directors.

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

Shareholders’ Suits in Cayman Islands.

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts in general, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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

As of February 28, 2022, we had entered into four material contracts with third parties relating to development of products that complement our product offerings. These include: (i) purchase of a trade finance product that seeks to bring operational excellence in portfolio, risk and document management, (ii) software product development to develop an “Invoice Financing Platform” which is envisioned to be used by corporates, funds and banks, that streamlines the invoice financing process, (iii) software product development to develop a “Letter of Credit  Platform” that streamlines the complete life-cycle of letter of credit issuance and utilisation in a secure and efficient way after verifying necessary documents on the platform, (iv) software product development to develop a “SME Asset platform" where borrower information can be accessed directly by the lenders and they can identify the suitable borrowers for further introduction thereby giving lenders more offerings & transparency. Pursuant to these agreements, $6.95 million were capitalized as intangible assets as of February 28, 2022. These contracts have also resulted in an increase in our cost of research and development of $0.32 million for the fiscal year ended February 28, 2022.

In August 2020, we also entered into the Transition Services Agreements with Antanium Global, Rhodium and certain of its subsidiaries. We incurred management fees of $1.7 million as a result of these agreements for the fiscal year ended February 28, 2021. These Transition Services Agreements have since expired.

Material Contracts Relating to the Business Combination

Business Combination Agreement

On  July 29, 2020, Netfin Acquisition Corp., a Cayman Islands exempted company (“Netfin”), MVR Netfin LLC, a Nevada limited liability company, as the representative of Netfin as of the date of the Business Combination Agreement (as defined below) and immediately prior to the closing, (the “Netfin Representative”), the Company (formerly Netfin Holdco), Netfin Merger Sub, a Cayman Islands exempted company (“Netfin Merger Sub”), Symphonia Strategic Opportunities Limited (“SSOL”) and IKON Strategic Holdings Fund (“IKON”) (together with SSOL, the “Sellers”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement: (1) the Sellers agreed to sell, transfer, convey, assign and deliver to the Company all of issued and outstanding ordinary shares of Triterras Fintech Pte. Ltd. (“TFPL”) owned by the Sellers in exchange for an aggregate of $60,000,000 in cash, 51,622,419 Netfin Holdco Ordinary Shares of the Company, and up to an additional 15,000,000 ordinary shares of the Company upon the Company meeting certain financial or share price thresholds;  and (2) Netfin Merger Sub, a wholly-owned direct subsidiary of the Company, would merge with and into Netfin, with Netfin being the surviving corporation in the merger and a wholly owned direct subsidiary of the Company following the merger (the transactions described above, collectively, the “Business Combination”).  The Business Combination was consummated on November 10, 2020 and on such date the Company changed its name from Netfin Holdco (“Holdco”) to Triterras, Inc.

Other Agreements

Registration Rights Agreement

On the Closing Date, the Company entered into a registration rights agreement (the “RRA”) with Netfin, MVR Netfin LLC, SSOL, IKON, Martin Jaskel, Richard Maurer, Marat Rosenberg and Vadim Komissarov (together SSOL, IKON, Messrs. Jaskel, Mauer and Rosenberg, the “Holders”).  Under the RRA, the Company has certain obligations to register for resale under the Securities Act of 1933, as amended, all of our Ordinary Shares and Triterras Warrants held by the Holders on the Closing Date and any other securities issued or issuable with respect to any such Ordinary Shares and Triterras Warrants by way of a share split, share dividend, recapitalization, exercise, exchange or similar event or otherwise (including the underlying ordinary shares issuable upon the exercise of any Triterras Warrants) (collectively, the “Registrable Securities”).

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

The discussion below only applies to the Triterras Stock and Triterras Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or consequences to holders who are subject to special rules, such as:

•	financial institutions or financial services entities;
•	insurance companies;
•	government agencies or instrumentalities thereof;
•	regulated investment companies and real estate investment trusts;
•	expatriates or former residents of the United States;
•	persons that acquired the Triterras Stock or Triterras Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Triterras Stock or Triterras Warrants;
•	persons holding the Triterras Stock or Triterras Warrants as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;
•	a person whose functional currency is not the U.S. dollar;
•	S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;
•	holders that are controlled foreign corporations or PFICs;
•	a person required to accelerate the recognition of any item of gross income with respect to the Triterras Stock as a result of such income being recognized on an applicable financial statement;
•	a person actually or constructively owning 10% or more of the Triterras Stock;
•	individual retirement accounts and other tax deferred accounts;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside of the United States; or
•	tax-exempt entities.

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

Taxation of Distributions

Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will be required to include in gross income the amount of any distribution of cash or property paid on the Triterras Stock treated as a dividend. A cash or property distribution on such Triterras Stock generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in such holder’s shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such Triterras Stock as described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Triterras Stock and the Triterras Warrants.” It is not expected that the Company will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will be reported as a dividend for U.S. federal income tax purposes.

Any dividends received by a U.S. Holder (including any withheld taxes) will be includable in such U.S. Holder’s gross income as ordinary income on the day actually or constructively received by such U.S. Holder. Such dividends received by a corporate U.S. Holder will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of taxation.  A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Ordinary Shares, which are listed on Nasdaq on the date of this Annual Report, will be readily tradable on an established securities market in the United States. However, our Ordinary Shares were delisted from Nasdaq. There can be no assurance that the Ordinary Shares will be considered readily tradable on an established securities market or that the Company will be eligible for the benefits of such an income tax treaty.  Accordingly, there can be no assurance that the Company will be treated as a “qualified foreign corporation.” Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property.  This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from the Company if it is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As described more fully below under “—Passive Foreign Investment Company Rules,” the Company believes it was a PFIC for its taxable years ended February 28, 2021 and 2022.  Accordingly, any dividends paid in 2022 and 2023 (and possibly future years if we continue to be a PFIC) would not be eligible for reduced rates of taxation and will be taxed to a non-corporate U.S. Holder as ordinary income (see “—Passive Foreign Investment Company Rules” below).

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

Adjustments to Conversion Rate of the Triterras Warrants

The terms of each Triterras Warrant provide for an adjustment to the number of Ordinary Shares for which the Triterras Warrant may be exercised in certain events.  An adjustment which has the effect of preventing dilution generally is not taxable.  A U.S. Holder of a Triterras Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such Triterras Warrant) as a result of a distribution of cash to the U.S. Holders of the Ordinary Shares which is taxable to the U.S. Holders of such shares as described under “—Taxation of Distributions” above.  Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Triterras Warrant received a cash distribution from the Company equal to the fair market value of such increased interest and would increase the U.S. Holder’s adjusted tax basis in its Triterras in its Triterras Warrants to the extent that such distribution is treated as a dividend.

Gain or Loss on Sale, Exchange, Redemption or Other Taxable Disposition of the Triterras Stock and the Triterras Warrants

Subject to the PFIC rules discussed below, upon a sale, exchange, redemption or other taxable disposition of the Triterras Stock and the Triterras Warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Triterras Stock or Triterras Warrants.

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

Exercise or Lapse of a Triterras Warrant

Subject to the PFIC rules and except as discussed below with respect to a cashless exercise of a Triterras Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Ordinary Shares upon the exercise of a Triterras Warrant for cash. A U.S.

holder’s tax basis in the Ordinary Shares received upon exercise of the Triterras Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Triterras Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for the Ordinary Shares received upon exercise of the Triterras Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Triterras Warrant and will not include the period during which the U.S. Holder held the Triterras Warrant. For the material U.S. federal tax considerations relating to the ownership and disposition of the Ordinary Shares, see “—Taxation of Distributions” and “—Gain or Loss on Sale, Exchange, Redemption or Other Taxable Disposition of the Triterras Stock and the Triterras Warrants” above. If the Triterras Warrant is allowed to lapse unexercised a U.S. Holder generally would recognize capital loss equal to such holder’s tax basis in the lapsed warrant. In addition, the deductibility of capital losses is subject to certain limitations.

The tax consequences of a cashless exercise of a Triterras Warrant are not clear under current tax law.  Subject to the PFIC rules, a cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes.  In either tax-free situation, a U.S. Holder’s basis in the Ordinary Shares received would equal the U.S. Holder’s basis in the Triterras Warrants exercised therefore.  If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Triterras Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Triterras Warrants exercised therefor. It is also possible that a cashless exercise of a Triterras Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized.  In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Triterras Warrants treated as surrendered to pay the exercise price of the Triterras Warrants (the “surrendered Warrants”). Subject to the PFIC rules, the U.S. Holder would recognize capital gain or loss with respect to the surrendered Warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the surrendered Warrants in a regular exercise of the Triterras Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered Warrants and the aggregate cash exercise price of such Triterras Warrants (if they had been exercised in a regular exercise).  In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the U.S. Holder’s tax basis in the Triterras Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. A U.S. Holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Triterras Warrants.

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

For our taxable year ended February 28, 2021 (the “2021 taxable year”), we intended to claim an exception from PFIC classification available to new companies, pursuant to which a foreign corporation will not be treated as a PFIC during its "start-up year." Under this exception, a foreign corporation will not be treated as a PFIC for the first taxable year the corporation has gross income, which we refer to as the "start-up year," if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. As of the close of our start-up year (i.e., the 2021 taxable year) the applicability of the start-up exception to us was uncertain and could not be known until after the close of the following two taxable years.  After the close of our taxable year ended February 28, 2022 (the “2022 taxable year”), based on the composition and estimated values of our assets and the nature of our income, we determined that we were in fact a PFIC for the 2022 taxable year. Therefore, the start-up year exception is not available for the 2021 taxable year and we believe that we were a PFIC for the 2022 taxable year as well. U.S. holders are encouraged to consult their tax advisors as a result of our PFIC status.

If we are a PFIC, as we believe we were in our 2021 and 2022 taxable years, for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or Triterras Warrants and, in the case of Ordinary Shares, the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of the Ordinary Shares or Triterras Warrants; and
•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Triterras Warrants;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are a PFIC, as we believe we were in our 2021 and 2022 taxable years, a U.S. Holder may avoid the PFIC tax consequences described above in respect to Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to Triterras Warrants. As a result, if a U.S. Holder sells or otherwise disposes of a Triterras Warrant (other than upon exercise of such warrant), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the Triterras Warrants. If a U.S. Holder that exercises such Triterras Warrants properly makes a QEF election with respect to the newly acquired Ordinary Shares (or has previously made a QEF election with respect to our stock), the QEF election will apply to the newly acquired Ordinary Shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Ordinary Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Triterras Warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Ordinary Shares acquired upon the exercise of the Triterras Warrants by the gain recognized and also will have a new holding period in Ordinary Shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. Therefore, a U.S. Holder’s QEF election may not be effective. Any U.S. Holder wishing to make a QEF election should consult with its own tax advisor.

If a U.S. Holder has made a QEF election with respect to our Ordinary Shares, and the special PFIC tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our Ordinary Shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders who have made a QEF election generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held Ordinary Shares or Triterras Warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such stock for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Ordinary Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Ordinary Shares, as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted tax basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its ordinary and for which we are determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, which does not include the OTC market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Because our Ordinary Shares have been delisted from the Nasdaq Stock Exchange, such shares are not expected to be treated as marketable stock for purposes of the election. As previously disclosed, the Company intends to attempt to relist its Ordinary Shares on Nasdaq through Nasdaq’s ordinary listing process.  U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Ordinary Shares under their particular circumstances.

If we are a PFIC, as we believe we were for our 2021 and 2022 taxable years, and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our Ordinary Shares should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, we do not plan to make annual determinations or otherwise notify U.S. Holders of the status of any such lower-tier PFIC. There is also no assurance that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares or Triterras Warrants should consult their own tax advisors concerning the application of the PFIC rules to our stock and warrants under their particular circumstances.

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

Dividend payments with respect to the Triterras Stock and proceeds from the sale, exchange, redemption or other disposition of the Triterras Stock or Triterras Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding (currently at a rate of 24%). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations. Where we facilitate trade and trade finance transactions, our exposure to credit risk is limited to the fees we earn on the transactions we facilitate. Where we provide direct financing, our exposure to credit risk is the amount of the financing provided to third parties and the related fees and interest earned.

To mitigate our exposure to credit risk we assess a borrower’s credit worthiness, establish credit limits and perform ongoing monitoring of credit limits.  For certain borrowers we may require insurance, pledged assets, parental guarantees or other similar measures to mitigate our exposure to credit risk.

As of February 28, 2022, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Liquidity Risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures as well as by ensuring that we have sufficient availability under trade financing facilities and receivables purchase agreements to meet our customers’ needs. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage. We monitor our liquidity risk and maintain a level of cash and cash equivalents deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows.  See “Risk Factors – Our ability to access capital markets could be limited,” “Risk Factors – Our securities were delisted from Nasdaq, which has had, and may continue to have, a material adverse effect on our business and the trading and price of our securities” and “Operating and Financial Review and Prospects - Liquidity and capital resources” above.

Exchange Rate Risk

Our exposure to foreign currency risk is insignificant, as our income and expenses, assets and liabilities are substantially denominated in USD. The exposure is monitored on an ongoing basis and we endeavor to keep the net exposure limited.

Interest Rate Risk

At February 28, 2022, we did not have any significant exposure to interest rate risk as we had no loans or borrowings and insignificant finance income from cash and cash equivalents.

Commodity Price Risk

We do not have any significant exposure to commodity price risk, as the Kratos™ platform facilitates commodity trades and we do not enter into any trades as principal.

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

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In connection with this Annual Report, management evaluated, with the participation of our chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of February 28, 2022, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation and in light of the SEC Statement, our Certifying Officers concluded that our disclosure controls and procedures are effective, as of February 28, 2022.

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

As previously noted in this Annual Report on Form 20-F, our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2021 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management identified the material weaknesses in our internal control over financial reporting described immediately below and therefore we determined that our internal control over financing reporting were not effective as of February 28, 2021.]

Material weakness relating to the Company’s ability to timely report financial information.

This material weakness is related to the Company’s process for selecting a registered public accounting firm as our auditor to perform the audit of our financial statements, principally the assessment of the auditor’s capabilities to perform the audit.  Our previous process for selecting a registered public accounting firm did not build in flexibility or contingency planning for selection and replacement of auditors based on auditor risk appetite and experience.  The Company remediated this material weakness by developing a framework for the selection and appointment process of external auditors and has appointed an audit firm with the requisite experience in financial technology and working with a foreign private issuer.

Material weakness relating to assessing complex accounting standards.

Our review controls over the evaluation of complex, non-routine financial instrument transactions, were not sufficient to detect the proper accounting and reporting of the Warrants previously issued by Netfin. The Company remediated this material weakness by providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The Company has also established a transaction and activity control where an accounting memorandum is prepared for all new business activities and transactions which documents the appropriate accounting and disclosure requirements for the new business activity or transaction.

Material weaknesses relating to (i) establishing an effective control environment over financial reporting, and (ii) designing and implementing an effective IT general control environment over revenue and the financial reporting systems.

These material weaknesses were the result of insufficient resources dedicated to developing adequate controls and processes necessary to comply with reporting and compliance requirements of IFRS and the SEC. The Company remediated this material weakness by implementing a number of measures including: (i) hiring sufficient resources and expertise to develop adequate internal controls and processes, and (ii) conducting training for its personnel with respect to IFRS and SEC financial reporting requirements.  The Company has further enhanced its control environment and its evaluation of internal controls with the appointment of an internal auditor.

Our Management has assessed the effectiveness of our internal control over financial reporting as of February 28, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management has not identified any weaknesses in our internal control over financial reporting and therefore determined that our internal control over financing reporting are effective as of February 28, 2022.

C.	Attestation Report of The Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm as permitted in this transition period under the rules of the SEC for emerging growth companies.

D.	Changes in Internal Controls

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended February 28, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except that, in light of the material weaknesses previously identified for fiscal year ended February 28, 2021 in our internal control over financial reporting identified in this Annual Report, we have adopted a number of measures to remedy the underlying causes of the material weaknesses, as discussed under the heading “Controls and Procedures - Management’s Annual Report on Internal Controls Over Financial Reporting” above. We cannot guarantee that the measures we have taken or may take in the future will be sufficient to remediate our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Kow serves as a financial expert on the audit committee and is deemed to be “independent” within the definition of “independence” published by Nasdaq. Although our securities were delisted from Nasdaq, we have opted to continue to comply with the Nasdaq Listing Rules with respect to the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to its employees, officers, and directors. This includes the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. On April 28, 2022, the Audit Committee of the Board approved amendments to its Code of Business Conduct and Ethics (as amended, the “Code of Ethics”) to, among other things, update certain procedures related to the application of the Code of Ethics and to improve the clarity of the Code of Ethics. The foregoing description of the Code is qualified in its entirety by reference to the full text of the Code of Ethics, a copy of which is available on our website at https://ir.triterras.com/corporate-governance/governance-documents. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees paid to WWC, P.C. (“WWC”) for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal year ended February 28, 2019, February 29, 2020 and February 28, 2021 were $350,000, which was paid in fiscal year 2022 and $190,000 for the fiscal year ended February 28, 2022 audit which was paid in fiscal year 2023.

Audit Related Fees

Not applicable

Tax Fees

Not applicable

All Other Fees

No other fees were incurred or billed to us by our principal accountant for products and services other than those reported above under “Audit Fees” during the fiscal years ended February 28, 2019, February 29, 2020, February 28, 2021 and February 28, 2022.

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

None.

.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table contains the Company’s purchases of equity securities in the fiscal year ended February 28, 2022.

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

On December 31, 2021, the Company appointed WWC as the Company’s principal accountant to audit the financial statements of the Company and its subsidiaries, effective immediately. On January 7, 2022, the Company filed a Report of Foreign Private Issuer on

Form 6-K (the “Initial Report”) reporting changes in the Company’s principal accountant. In the Initial Report, the Company disclosed its belief that, during the Company’s fiscal years ended February 28, 2021 and February 29, 2020, and any subsequent interim period prior to engaging Nexia, neither the Company nor anyone on its behalf consulted Nexia with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Nexia that Nexia concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as defined in Item 16F(a)(1)(v) of Form 20-F.

On January 11, 2022, Nexia furnished to the Company a letter addressed to the SEC regarding the statements made by the Company in the Initial Report.  In its letter, Nexia stated that (i) with respect to the statements in the Initial Report concerning entities other than Nexia, it had no basis to agree or disagree, and (ii) with respect to statements regarding Nexia, it agreed with the statements contained in the Initial Report, except that it disagreed with the Company’s statement that “the Company did not have disagreements with Nexia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.” Nexia stated in its letter that “[d]uring the course of our audit, we had a disagreement with the Company on the auditing scope and procedures” and that “the disagreement related to the sufficiency of audit evidence over the validity of certain sales transactions and thereon the existence and valuation of trade receivables.” Nexia also noted that it was “authorized by the Company in a letter dated December 29, 2021, to respond fully and without limitation to the successor auditor WWC, P.C..”

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

See Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Triterras, Inc. are included at the end of this Annual Report

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Triterras, Inc., as amended
2.1	Specimen ordinary share certificate of Triterras, Inc.
2.2	Specimen warrant certificate of Triterras, Inc.
2.3	Warrant Agreement, dated July 30, 2019, by and between Netfin Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent
2.5*	Description Of Securities
4.1	Business Combination Agreement, dated as of July 29, 2020, as amended on August 28, 2020, by and among Netfin Acquisition Corp., Netfin Holdco, MVR Netfin LLC, Netfin Merger Sub, IKON and SSOL
4.2

Registration rights agreement, dated as of November 10, 2020, by and among Triterras, Inc., Netfin Acquisition Corp., MVR Netfin LLC, Symphonia Strategic Opportunities Limited, IKON Strategic Holdings Fund and certain other holders listed therein

4.3	Lock-Up Agreement by and among Triterras, Inc., Netfin Acquisition Corp., MVR Netfin LLC, IKON Strategic Holdings Fund and Symphonia Strategic Opportunities Limited
4.4+	Origination Agreement between Triterras Fintech Pte Ltd and Rhodium Resources Pte Ltd.
4.5	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Resources Pte Ltd.
4.6	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Resources USA, Inc.
4.7	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Europe Limited.
4.8	Service Agreement between Triterras Fintech Pte Ltd and Triterras Asia Pte. Ltd.
4.9	Employment Agreement, dated November 11, 2020 between Triterras Fintech Pte Ltd and Srinivas Koneru.
4.10

Letter Agreement, dated July 30, 2019, by and among Netfin Acquisition Corp., its executive officers, its directors and MVR Netfin LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Netfin Acquisition Corp. filed August 2, 2019 (file no. 001-39008)).

4.11	Share Purchase Agreement, dated May 17, 2021, by and among Triterras Fintech Pte Limited and the individuals listed in Schedule 1 thereto as sellers.
4.12

Stipulation and Agreement of Settlement, dated April 27, 2022, by and among (i) John A. Erlandson and James Ian Norris, and (ii) Triterras, Inc., Netfin Acquisition Corp., Triterras Fintech Pte. Ltd., MVR Netfin LLC, Richard Maurer, Marat Rosenberg, Vadim Komissarov, Gerald Pascale, Srinivas Koneru, James H. Groh, Alvin Tan, John A. Galani, Matthew Richards, Vanessa Slowey, and Kenneth Stratton.

4.13*	Addendum No. 1 of the Share Purchase Agreement, dated May 17, 2021, by and among Triterras Fintech Pte Limited and the individuals listed in Schedule 1 thereto as sellers.
8.1*	List of subsidiaries of the Registrant
11.1*	Code of Ethics of the Registrant
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted by Section 302 of the of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*

The following financial statements from the Company’s Annual Report on Form 20-F formatted in Inline XBRL: (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

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

TRITERRAS, INC.

June 28, 2022	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Director, Executive Chairman
and Chief Executive Officer

Triterras, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:The Board of Directors and Stockholders of

Triterras, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Triterras, Inc. (the Company) as of February 28, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended February 28, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

San Mateo, California

June 28, 2022

Triterras, Inc.

Consolidated Financial Statements

Triterras, Inc.

and subsidiaries

Consolidated Financial Statements

Consolidated statements of financial position

	Note	As of February 28, 2022	As of February 28, 2021
		US$	US$
Assets
Property, plant and equipment	4	1,929,664	1,527,260
Intangible assets	5	16,109,090	7,903,840
Goodwill	6	4,630,870	—
Contract costs	7	—	2,773,611
Other investments	8	25,142,783	—
Non-current assets		47,812,407	12,204,711
Trade receivables	9	43,850,652	22,853,115
Loan receivables	10	4,655,371	—
Other current assets	11	5,381,546	3,410,526
Current tax assets		251,067	—
Cash and cash equivalents	12	68,809,057	134,025,561
Restricted cash	12	—	35,686,643
Current assets		122,947,693	195,975,845
Total assets		170,760,100	208,180,556
Equity
Share capital	13	8,320	8,320
Additional paid-in capital		172,290,724	172,290,724
Treasury shares	14	(49,866,509)	(14,276,718)
Translation reserve		(282)	—
Retained earnings/(Accumulated losses)		21,909,880	(11,517,139)
Equity attributable to owners of the Company		144,342,133	146,505,187
Non-controlling interests		(3,490)	—
Total equity		144,338,643	146,505,187
Liabilities
Lease liabilities	15	1,194,027	868,536
Deferred tax liabilities	16	2,764,901	1,714,928
Other payables	17	1,067,321	—
Non-current liabilities		5,026,249	2,583,464
Other payables	17	17,770,448	8,668,641
Contract liabilities	20	60,000	49,124
Lease liabilities	15	344,781	260,429
Deferred income	18	180,838	75,848
Current tax payable		—	6,226,065
Warrants liabilities	19	3,039,141	43,811,798
Current liabilities		21,395,208	59,091,905
Total liabilities		26,421,457	61,675,369
Total equity and liabilities		170,760,100	208,180,556

The accompanying notes form an integral part of these financial statements.

Triterras, Inc.

Consolidated Financial Statements

Consolidated statements of comprehensive income

	Note	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
		US$	US$	US$
Revenue
- Platform fees		38,086,928	55,473,725	16,898,178
- Trade marketplace		18,592,825	—	—
	20	56,679,753	55,473,725	16,898,178
Cost of revenue
- Platform fees		(2,900,195)	(4,356,996)	(112,803)
- Trade marketplace		(18,272,140)
		(21,172,335)	(4,356,996)	(112,803)

Marketing and sales	22	(1,854,577)	(4,342,591)	(21,241)
General and administrative		(31,158,789)	(14,382,806)	(1,406,087)
Impairment - trade and loan receivables	9, 10	(6,789,320)	(3,925,335)	(183,232)
Impairment - intangible assets	5	—	(1,907,503)	—
Impairment - contract costs	7	(1,496,501)	(1,100,000)	—
Total expenses		(41,299,187)	(25,658,235)	(1,610,560)
Results from operating activities		(5,791,769)	25,458,494	15,174,815
Other income		63,489	113,456	—
Change in fair value of warrant liabilities	19	40,772,657	26,111,685	—
Unrealised gain on other investments		142,783	—	—

Finance income		11,609	48,011	1,342
Finance costs		(636,679)	(130,490)	(2,817)
Net finance costs	24	(625,070)	(82,479)	(1,475)

Profit before income tax		34,562,090	51,601,156	15,173,340
Income tax expense	25	(1,138,561)	(6,348,444)	(1,592,549)
Profit for the year		33,423,529	45,252,712	13,580,791

Other comprehensive income
Foreign operations - foreign currency translation differences		(282)	—	—
Total comprehensive income for the year		33,423,247	45,252,712	13,580,791

Profit attributable to:
Owners of the Company		33,427,019	45,252,712	13,580,791
Non-controlling interests		(3,490)	—	—
		33,423,529	45,252,712	13,580,791

Earnings per share attributable to equity holders of the Company
-Basic and diluted	27	0.44	0.74	4.07

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

Triterras, Inc.

Consolidated Financial Statements

Consolidated statements of changes in equity - continued

	Note	Ordinary shares	Additional paid-in capital	Treasury shares	(Accumulated loss)/ Retained earnings	Translation reserve	Non-controlling interests	Total Equity
		US$	US$	US$	US$	US$	US$	US$
At February 28, 2021		8,320	172,290,724	(14,276,718)	(11,517,139)	—	—	146,505,187
Total comprehensive income for the year
Profit for the year		—	—	—	33,427,019	—	(3,490)	33,423,529
Other comprehensive income for the year		—	—	—	—	(282)	—	(282)
Total comprehensive income for the year		—	—	—	33,427,019	(282)	(3,490)	33,423,247
Transactions with owner, recognised directly in equity
Contributions by owner
Acquisition of treasury shares		—	—	(35,589,791)	—	—	—	(35,589,791)
Total transactions with owner		—	—	(35,589,791)	—	—	—	(35,589,791)
At February 28, 2022		8,320	172,290,724	(49,866,509)	21,909,880	(282)	(3,490)	144,338,643

The accompanying notes form an integral part of these financial statements.

Triterras, Inc.

Consolidated Financial Statements

Consolidated statements of cash flows

	Note	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
		US$	US$	US$
Cash flows from operating activities
Profit for the year		33,423,529	45,252,712	13,580,791
Adjustments for:
Finance costs	24	636,679	130,490	2,817
Depreciation	4	605,424	147,295	1,284
Loss on disposal of property, plant and equipment		8,825	—	—
Amortisation of intangible assets	5	1,663,284	141,644	9,172
Amortisation of contract costs	7	1,277,110	1,153,831	—
Impairment loss on trade receivables		6,789,129	3,925,335	183,232
Impairment loss on intangible assets		—	1,907,503	—
Impairment loss on contract costs		1,496,501	1,100,000	—
Income tax expense	25	1,138,561	6,348,444	1,592,549
Change in fair value of warrant liabilities		(40,772,657)	(26,111,685)	—
Unrealised gain on other investments		(142,783)	—	—
		6,123,602	33,995,569	15,369,845
Trade receivables		(27,786,666)	(15,304,401)	(13,578,288)
Loan receivables		(4,495,915)	—	—
Other current assets		(1,857,561)	645,662	(2,528,534)
Other payables		5,969,056	10,357,419	929,921
Contract liabilities		10,876	(48,418)	97,542
Deferred income		104,990	75,848	—
Cash (used in)/generated from operations		(21,931,618)	29,721,679	290,486
Contract costs paid		—	(5,350,000)	—
Income tax paid		(6,647,512)	—	—
Finance costs paid		(54,627)	(130,490)	(2,817)
Net cash (used in)/generated from operating activities		(28,633,757)	24,241,189	287,669
Cash flows from investing activities
Acquisition of plant and equipment		(257,024)	(443,680)	—
Development expenditure		(7,273,566)	(8,932,010)	(115,149)
Acquisition of subsidiary, net of cash acquired		(3,827,377)	—	—
Acquisition of other investments		(25,000,000)	—	—
Net cash used in investing activities		(36,357,967)	(9,375,690)	(115,149)
Cash flows from financing activities
Proceeds from issuance of ordinary shares		—	3,158	5,000,000
Proceeds from capitalisation of Netfin shares, net of redemptions and issuance costs		—	99,156,651	—
Proceeds from warrants assumed		—	69,923,483
Repurchase of own shares		(35,589,791)	(14,276,718)	—
Repayment of loans and borrowings		—	—	(5,010,000)
Lease payment		(321,632)	(100,411)	—
Finance costs paid		—	(24,756)	—
Net cash generated (used in)/from financing activities		(35,911,423)	154,681,407	(10,000)
Net (decrease)/increase in cash and cash equivalents		(100,903,147)	169,546,906	162,520
Cash and cash equivalents at beginning of the year		134,025,561	165,298	2,778
Restricted cash decrease/(increase)		35,686,643	(35,686,643)	—
Cash and cash equivalents at end of the year	13	68,809,057	134,025,561	165,298

Triterras, Inc.

Consolidated Financial Statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

Lease liabilities
US$
Balance as of March 1, 2020	—
Changes from financing cash flow
Lease payment	(100,411)
Finance costs paid	(24,756)
Total changes from financing cash flow	(125,167)

Other changes
New leases	1,254,132
Total other changes	1,254,132
Balance as of February 28, 2021	1,128,965
Changes from financing cash flow
Lease payment	(321,633)
Interest paid	72,445
Total changes from financing cash flow	(249,188)

Other changes
New leases	659,031
Total other changes	659,031
Balance as of February 28, 2022	1,538,808

Significant non-cash transactions

There were no non-cash transactions during the year. During the year ended February 28, 2021, the Group entered into the following significant non-cash transactions:

•	Offsetting arrangement with a related corporation for non-trade balances amounting to $1,604,799 (2020: $76,906).
•	Offsetting arrangement with its external customers for trade balances amounting to US$1,501,007 (2020: zero).

Supplemental disclosure of non-cash investing and financing activities

In prior financial year, initial value of warrant liabilities assumed pursuant to the Business Combination amounted to US$69,923,483.

The accompanying notes form an integral part of these financial statements.

Triterras, Inc.

Consolidated Financial Statements

Notes to the consolidated financial statements

These notes form an integral part of the financial statements.

1	Overview of the Company

Triterras, Inc. (the “Company”), incorporated in the Cayman Islands, is the common parent company of a group of companies and the principal activities of the Company and its subsidiaries (the “Group”) are those relating to financial technology platform solutions using innovative blockchain-enabled technology which facilitate trading and trade finance for small and medium sized enterprises.

The Company’s immediate holding company as of February 28, 2022 is Symphonia Strategic Opportunities Limited, a company incorporated in Mauritius. Symphonia Strategic Opportunities is fully owned by an individual shareholder.

The registered office of the Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

2	Basis of preparation

2.1	Basis of compilation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved for issuance by the Company’s Board of Directors on June 28, 2022.

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

Triterras, Inc.

Consolidated Financial Statements

TFPL has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	The Sellers, who comprise all of TFPL’s shareholders, will have the largest ownership interest and voting interest in Holdco after the closing date with approximately 62% ownership voting interest;
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

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 5 – Impairment test of intangible assets: key assumptions underlying recoverable amounts, including the recoverability of development costs;
•	Note 7 – Impairment test of contract costs: key assumptions underlying achievement of the volume of customer referrals;

Triterras, Inc.

Consolidated Financial Statements

•

Note 9 and 10 – Measurement of Expected Credit Loss (“ECL”) allowance for trade and loan receivables based on key assumptions such as Probability of Default (“PD”) and Loss Given Default (“LGD”) and forward-looking macroeconomic factors.

•	Note 15 – Lease term: Whether the Group is reasonably certain to exercise extension options; and
•	Note 25 – Uncertain tax treatments.

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Group to the periods presented in these financial statements.

3.1	Basis of consolidation

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

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the Non-controlling interests (“NCI”) in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

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

Non-derivative financial assets and financial liabilities

Trade and loan receivables, as well as debt investments issued are initially recognised when they are originated.  All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

Triterras, Inc.

Consolidated Financial Statements

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

Triterras, Inc.

Consolidated Financial Statements

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

Triterras, Inc.

Consolidated Financial Statements

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

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.  The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(iv)	Offsetting

Financial assets and financial liabilities are off-set and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

3.4	Impairment

(i)	Non-derivative financial assets

The Group recognizes loss allowances for ECLs on financial assets measured at amortized cost.

Simplified approach

The Group applies the simplified approach to providing for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. In calculating the expected credit loss rates for trade receivables, the Group considers loss rates for each category of aging bracket of buyers and adjusts for forward looking macroeconomic data.

Triterras, Inc.

Consolidated Financial Statements

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

Measurement of ECLs

The Group decided to assess the Expected Credit Loss (‘ECL’) of the financial asset at amortized cost or fair value through other comprehensive income (‘FVOCI’) based on the discounted product of exposure at default (‘EAD’), probability of default (‘PD’) and loss given default (‘LGD’) as defined below:

•	EAD is based on the trade and loan receivable amounts that the Group expects to be owed at the time of default. This represents the carrying value of the trade and loan receivable.
•	PD represents the likelihood of a buyer defaulting on its financial obligation, either over the next 12 months or over the remaining lifetime of the obligation.
•	LGD represents the Group’s expectation of the extent of loss on a defaulted exposure. LGD is expressed as a percentage loss per unit of exposure at the time of default.

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

Triterras, Inc.

Consolidated Financial Statements

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

Triterras, Inc.

Consolidated Financial Statements

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

Platform service fees

Trade and Trade Finance Module – Overview

The Group provides a platform which helps to facilitate trading and trade finance. In accordance with IFRS 15 Revenue from Contracts with Customers, revenue from platform service fees is recognised when the Group satisfies a performance obligation (“PO”) by transferring a promised goods or service to a customer via its platform for each individual module. Service provided in each module is identified as a separate performance obligation as they are separately identifiable, distinct and not interdependent. The fee charged for each performance obligation is separately determined as a percentage of the trade or financing amount. The fulfilment of a single performance obligation and the amount of revenue is recognised at a point in time upon the completion of the service.

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

Triterras, Inc.

Consolidated Financial Statements

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

Financing fee

Financing fee is generated through a fee charged on provisioning of loans advances through supply chain financing, invoice discounting and e-commerce finance arrangements. Financing fees are agreed upon signing of sales contracts.

Financing fee is recognised in profit or loss using the effective interest method, over the period of the financing tenure during which the service is provided. The identified PO of the Group is the disbursement of loan advances. Transaction price is determined based on the fee and facility amount agreed in the sales contracts.

Trade marketplace

The platform connects trade participants and offer a range of trade financial solutions. Sales and purchase contracts are entered respectively with the suppliers and buyers. The Group acts as an intermediary between the suppliers and buyers and is treated as a principal in the trade to provide extended credit terms at a fee as agreed in the contract to the customers.

Revenue is recognised at the point in time when the Group satisfies the PO by ensuring the shipping documents (i.e. bill of lading) have been transferred to the customers. Each completed trade constitutes a single performance obligation, as the Group acts as an intermediary between suppliers and its pre-determined buyers. Transaction price is determined based on the quantity and price as agreed in the contract.

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

3.9	Cost of revenue

Cost of revenue comprise of costs for platform fees and trade marketplace. Platform fees consists of primarily of expenses associated with delivery of the IT platform and services. Trade marketplace costs relate to costs of goods purchased in the “Trade Marketplace” sub-module of the Kratos platform.

3.10	Marketing and sales

Marketing and sales comprise of marketing and promotional expenditures, consultancy services relating to business development and amortisation of contract costs.

3.11 General and administrative

General and administrative costs mainly comprise of management fees, legal fees and provision for litigation costs, professional fees, consultancy fees, staff cost and depreciation of right-of-use assets.

3.12	Finance costs

Finance costs comprise interest expense and bank charges.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in a net gain or net loss position.

3.13	Tax

Tax expense comprises current and deferred tax.  Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

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

Triterras, Inc.

Consolidated Financial Statements

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

3.14	Property, plant and equipment

(i)	Recognition and measurement

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

The gain or loss on disposal of an item of property, plant and equipment is recognised in profit or loss.

(ii)	Subsequent costs

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

(iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value.  Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Triterras, Inc.

Consolidated Financial Statements

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

The estimated useful lives for the current and comparative years are as follows:

•	Office equipment3 years
•	Fixtures and fittings3 years
•	Motor vehicles10 years
•	Right-of-use assetsOver the lease term

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

3.15	Intangible assets

(i)	Research and development costs

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

Amortisation is recognised in cost of revenue in profit or loss statement on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative years are as follows:

Triterras, Inc.

Consolidated Financial Statements

•	IT platform 10 years
•	Software 5 years
•	License 5 years
•	Business relationships 10 years
•	Brand name 10 years

3.16	Operating segment and geographic information

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
•	for which discrete financial information is available.

The Group has identified one operating segment i.e., “trading platform business”.

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

3.17	Leases

Triterras, Inc.

Consolidated Financial Statements

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

Triterras, Inc.

Consolidated Financial Statements

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

3.18	Contract costs

Sales commission directly attributable to obtaining and fulfilling a customer’s contract are capitalised in the statement of financial position and amortized as marketing and sales expenses over the contract period or expected customer relationship period as the Group expects to recover these costs.

The contract period or expected customer relationship period is typically 3 years.

Capitalised contract costs are included under non-current assets.

3.19	Earnings per share

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

3.20	New standards and interpretations not adopted

A number of new standards, interpretations and amendments to standards are effective for annual periods beginning after March 1, 2021 and earlier application is permitted; however, the Group has not early adopted the new or amended standards and interpretations in preparing these financial statements.

The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements:

•	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).
•	Annual Improvements to IFRS Standards 2018–2020.
•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

Triterras, Inc.

Consolidated Financial Statements

•	Reference to Conceptual Framework (Amendments to IFRS 3).
•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.
•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).
•	Definition of Accounting Estimates (Amendments to IAS 8).

The new and amended accounting Standards and Interpretations listed above are not mandatory for the year ended February 28, 2022 reporting periods and have not been early adopted by the Group. These are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

4	Property, plant and equipment

	Office equipment	Fixtures and fittings	Motor vehicles	Right-of- use assets	Total
	US$	US$	US$	US$	US$
Cost
As of February 29, 2020	3,854				3,854
Additions	28,918	258,360	156,402	1,229,376	1,673,056
As of February 28, 2021	32,772	258,360	156,402	1,229,376	1,676,910
Additions	76,054	180,970	—	759,629	1,016,653
Disposals	(15,208)	—	—	—	(15,208)
As of February 28, 2022	93,618	439,330	156,402	1,989,005	2,678,355
Accumulated depreciation
As of February 29, 2020	2,355	—	—	—	2,355
Depreciation for the year	4,315	3,589	23,460	115,931	147,295
As of February 28, 2021	6,670	3,589	23,460	115,931	149,650
Depreciation for the year	29,050	122,774	46,921	406,679	605,424
Disposals	(6,383)	—	—	—	(6,383)
As of February 28, 2022	29,337	126,363	70,381	522,610	748,691
Carrying amounts
As of February 28, 2021	26,102	254,771	132,942	1,113,445	1,527,260
As of February 28, 2022	64,281	312,967	86,021	1,466,395	1,929,664

Property, plant and equipment include right-of-use assets of US$1,466,395 (2021: US$1,113,445) and corresponding lease liabilities of US$1,538,808 (2021: US$1,128,965) related to rental of its office premises for the financial year ended February 28, 2022.

Triterras, Inc.

Consolidated Financial statements

5	Intangible assets

	IT platform	Software	License	Business relationships	Brand name	Development costs	Total
	US$	US$	US$	US$	US$	US$	US$
Cost
As of February 29, 2020	300,149	—	—	—	—	—	300,149
Additions	9,457,562	—	—	—	—	204,448	9,662,010
Reclassification to IT platform	186,317	—	—	—	—	(186,317)	—
As of February 28, 2021	9,944,028	—	—	—	—	18,131	9,962,159
Additions	—	3,200,000	—	—	—	4,073,566	7,273,566
Acquired through business combination	—	977,921	265,992	283,107	1,067,948	—	2,594,968
As of February 28, 2022	9,944,028	4,177,921	265,992	283,107	1,067,948	4,091,697	19,830,693
Accumulated amortisation
As of February 29, 2020	9,172	—	—	—	—	—	9,172
Amortisation for the year	141,644	—	—	—	—	—	141,644
As of February 28, 2021	150,816	—	—	—	—	—	150,816
Amortisation for the year	1,343,377	162,987	44,332	23,592	88,996	—	1,663,284
As of February 28, 2022	1,494,193	162,987	44,332	23,592	88,996	—	1,814,100
Impairment loss
As of February 29, 2020	—	—	—	—	—	—	—
Impairment loss	1,907,503	—	—	—	—	—	1,907,503
As of February 28, 2021	1,907,503	—	—	—	—	—	1,907,503
Impairment loss	—	—	—	—	—	—	—
As of February 28, 2022	1,907,503	—	—	—	—	—	1,907,503
Carrying amounts
As of 28 February 2021	7,885,709	—	—	—	—	18,131	7,903,840
As of 28 February 2022	6,542,332	4,014,934	221,660	259,515	978,952	4,091,697	16,109,090

During the financial year, cost incurred amounting to US$4,073,566 (2021: US$204,448) of development expenditure for Kratos™ platform has been capitalised from the point in time the development of the platform becomes technically feasible.

At each reporting period the Group is required to assess whether or not the carrying value of its intangible assets are in excess of their fair value.  If the carrying value of intangible assets is in excess of their fair value, an impairment charge is taken to reduce the carrying value to equal its fair value.  The determination of fair value requires the use of estimates and judgments.  Fair value is determined by applying a discounted cash flows model (“DCF”) to determine the value in use or the net realizable value.  Inputs to a DCF model include estimates of the performance of our business over a period of time and a discount rate. The discount rate used reflects a weighted average cost of capital for a representative peer group of financial technology companies which was 15.7%(19.6%).

6	Goodwill

During the year ended February 28, 2022, the Group completed a business acquisition that was not material to our consolidated financial statements, either individually or in the aggregate. Accordingly,

Triterras, Inc.

Consolidated Financial statements

pro forma historical results of operations related to the business acquisition during the year ended February 28, 2022 have not been presented. The Group has included the financial results of the business acquisition in the consolidated financial statements from the respective date of acquisition.

Goodwill generated from the business acquisition completed during the year ended February 28, 2022 was primarily attributable to expected synergies from future growth and potential monetization opportunities. The amount of goodwill generated during this period that was deductible for tax purposes was not material.

For the purpose of impairment testing, goodwill has been allocated to the Group’s CGU, which is the platform marketplace. The recoverable amount of the CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The recoverable amount was determined to be higher than the carrying amount of the CGU. No impairment was recognised.

7	Contract costs

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Capitalised contract costs (net)	—	2,773,611

The movement in capitalised contract costs is as follows:

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Balance as of beginning of financial year	2,773,611	—
Contract costs incurred	—	5,350,000
Amortisation to marketing and sales expenses (Note 22)	(1,277,110)	(1,153,831)
Contract costs refunded	—	(322,558)
Impairment loss	(1,496,501)	(1,100,000)
Balance as of end of financial year	—	2,773,611

The movement in the impairment of contract costs is as follows:

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Balance as of beginning of financial year	1,100,000	—
Charge to profit or loss	1,496,501	1,100,000
Balance as of end of financial year	2,596,501	1,100,000

Triterras, Inc.

Consolidated Financial statements

In prior financial year, the Group entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years with the Group. These costs are capitalised as it is directly attributable to obtaining a customer’s contract and the Group expects to recover these costs. The contract costs are amortized over the subscription period of 3 years. For those customers who were unable to meet the transaction volume committed for a pre-determined period of time, a refund has been sought from the referral. The Group recognised an impairment loss of US$1,496,501 (2021: US$1,100,000) as of the current financial year end based on the recoverability of the remaining balance due to current conditions.

8	Other investments

During the fiscal year ended February 28, 2022, the Group invested a total of US$25 million in Trade Credit Partners Ltd., a Cayman Islands exempted fund (“the Fund”) that exclusively invests in, and manages assets in trade finance.

The Fund was formed to pool investment funds from investors for the purpose of originating receivable available for purchase, advance payment transactions with commodity traders, and investment in trade claims and receivables generated from commodity trades. As part of its investment strategy, the Fund will target exporters and/or trading companies located outside the United States whom the Fund believes are underserved by traditional sources of trade financing. The Fund may seek out insured receivables, advance payments transactions requiring financing, and structured products for the trade finance market. Additionally, the Fund may purchase from banks or other creditors under-performing receivables at discounts. The Fund may also purchase receivables which are borne from blockchain-enabled trade finance and/or commodity trading technology platforms.

The investment in TCP does not provide the Group control over the Fund. The Fund’s manager  conducts their own analysis and due diligence on investments independently from the Group. The Fund’s management has a fiduciary duty to its investors to assess and evaluate acquisition of all assets with the Funds money with prudence and independence.  The Group, from time to time, may share investment opportunities with the Fund management to evaluate. The investment is designated and measured at fair value through profit or loss (FVTPL) because its performance is monitored and managed on a fair value basis.

The fair value measurements for the investment have been categorized as Level 3 fair values based on the inputs to the valuation techniques used. Fair value measurement will be performed on a quarterly basis.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 27.

As of February 28, 2022, the Fund had invested a majority of its capital in three trading companies.  The trading companies are also clientele of the Group.  The Group’s management has determined that the Fund’s manager is responsible for the direction for the allocation and deployment of the Fund’s assets after conducting diligence to determine the credit worthiness of those investment he is deploying funds to.

Triterras, Inc.

Consolidated Financial statements

9	Trade receivables

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Gross trade receivables	53,204,934	26,961,682
Less: Impairment loss allowance of trade receivables	(9,354,282)	(4,108,567)
Net trade receivables	43,850,652	22,853,115

Credit terms are generally in the range of 60 to 120 days (2021: 90 days).

The movement in the impairment loss allowance of trade receivables during the year is as follows:

	Non- credit impaired	Credit impaired	Total
	US$	US$	US$
As of February 29, 2020	138,956	—	138,956
Impairment loss recognised	223,144	3,746,467	3,969,611
As of February 28, 2021	362,100	3,746,467	4,108,567
Impairment loss recognised	2,618,328	4,170,801	6,789,129
Write-off	—	(1,543,414)	(1,543,414)
As of February 28, 2022	2,980,428	6,373,854	9,354,282

The Group’s exposure to credit and currency risks, and impairment loss allowance for these trade receivables, is disclosed in Note 26.

10	Loan receivables

	As of February 28, 2022	As of February 28, 2021
	US$	US$

Gross loan receivables	4,666,103	—
Less: Impairment loss on allowance of loan receivables	(10,732)	—
Net loan receivables	4,655,371	—

Triterras, Inc.

Consolidated Financial statements

The loan receivables are unsecured loans and advances. The term of the loan receivables and rate of interest varies from customer to customer based on the risk assessment. Tenure of loan receivables range from 14 days to 120 days and the rate of interest of approximately 11% per annum.

The movement in the impairment loss allowance of loan receivables during the year is as follows:

	Non- credit impaired	Credit impaired	Total
	US$	US$	US$
As of February 28, 2021	—	—	—
Assumed from business combination	13,986	—	13,986
Impairment loss recognised	191	—	191
Written off	(3,445)	—	(3,445)
As of February 28, 2022	10,732	—	10,732

11	Other current assets

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Other receivables	523,116	490,631
Prepaid insurance	3,144,230	2,358,583
Prepayments	1,714,200	561,312
	5,381,546	3,410,526

Prepayments relate to payments made in advance on professional services not received.

12	Cash, cash equivalents and restricted cash

(i) Cash and cash equivalents

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Bank balances	68,809,057	134,025,561

(ii) Restricted cash

Restricted cash is in relation to cash held by an external party for the Group’s share repurchase program. The Group has authorised a share repurchase program of up to US$50,000,000 in prior year ended February 28, 2021. The share repurchase program has been completed during the year.

Triterras, Inc.

Consolidated Financial statements

Triterras, Inc.

Consolidated Financial statements

13	Share capital

(i)	Ordinary shares

For the year ended February 29 2020, the Company issued 5,000,000 ordinary shares for a total consideration of US$5,000,000 with no par value.

On November 11, 2020, the Company’s common stock and warrants began trading on the NASDAQ stock exchange under the symbol “TRIT” and TRITW” respectively. Pursuant to the terms of the Business Combination Agreement, the Company is authorised and has available for issuance 469,000,001 ordinary shares of par value of US$0.0001 each. Immediately following the business combination, there was 83,195,869 shares of common stock with a par value of US$0.0001 and 25,981,000 warrants outstanding.

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

On April 20, 2021, the Company completed its share repurchase program, having spent a total of US$49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of US$133,000.  As of August 2, 2021, the Company had 6,671,788 treasury shares compared to 1,831,532 treasury shares as of February 28, 2021. The average weighted number of treasury shares for the year ended February 28, 2022 was 6,426,178.

Effective on March 24, 2022, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants.

(ii)	Preference shares

As of February 28, 2022, the Company is authorised to issue 30,999,999 preference shares of a par value of US$0.0001 each, of which no shares are issued and/or outstanding.

(iii)	Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern. Capital consists of ordinary shares and retained earnings of the Group.  The board of directors monitors the return of capital as well as the level of dividends to ordinary shareholders.

The Group is not subject to externally imposed capital requirements.

14	Treasury shares

On January 18, 2021, the Company announced a share repurchase program of up to US$50,000,000 of its ordinary shares and it commenced the program on February 12, 2021. On April 20, 2021, the Company completed its share repurchase program, having spent a total of US$49.9 million

Triterras, Inc.

Consolidated Financial statements

repurchasing 6,671,788 of its ordinary shares and incurring commission fees of US$133,000. The weighted average number of treasury shares for the fiscal years ended February 28, 2022 and February 28, 2021 were 6,426,178 and 33,895, respectively.

15	Lease liabilities

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Non-current liabilities
Lease liabilities	1,194,027	868,536
Current liabilities
Lease liabilities	344,781	260,429

In determining the right-of-use asset, the Group used an interest rate of 5.66% (2021: 5.25%) per annum.

Right-of-use assets relate to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 4).

Amounts recognized in profit or loss

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
Depreciation on rights-of-use assets	406,679	115,931	-
Interest on lease liabilities	69,424	24,756	-

16	Deferred tax liabilities

Recognised deferred tax liabilities

Deferred tax liabilities are attributable to the following temporary differences:

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Intangible assets	2,742,197	1,667,928
Plant and equipment	22,704	47,000
	2,764,901	1,714,928

Triterras, Inc.

Consolidated Financial statements

Movement in deferred tax liabilities

	As of February 28, 2021	Recognised in profit or loss	As of February 28, 2022
	US$	US$	US$
Intangible assets	1,667,928	1,074,269	2,742,197
Plant and equipment	47,000	(24,296)	22,704
	1,714,928	1,049,973	2,764,901

17	Other payables

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Non-current
Contingent consideration	1,067,321	—

Current
Accruals	6,888,765	6,726,147
Provisions	3,440,146	1,750,000
Contingent consideration	2,500,000	—
Other payables	4,941,537	192,494
	17,770,448	8,668,641

Accruals mainly relates to legal professional fees accrued for the year.

Provisions mainly relates to bonus and unutilised leave balances payable to the employees as of year end.

Refer Note 26 for further disclosures on contingent consideration.

Triterras, Inc.

Consolidated Financial statements

18	Deferred income

	As of February 28, 2022	As of February 28, 2021
	US$	US$
Government grants	180,838	75,848

The Group has been awarded a grant from the Monetary Authority of Singapore (MAS) and Enterprise Singapore. The grant received during the year amounted to US$121,516.  In prior years, the Group received US$78,463. Both grants are related to the development of the Kratos™ platform. The grant, recognised as deferred income, is being amortized over the useful life of the platform.

19	Warrant liabilities

As of February 28, 2022, the Company had 25,300,000 public warrants and 681,000 private warrants outstanding.

Pursuant to the Business Combination Agreement, the outstanding warrants of Netfin to purchase a Class A Share were assumed by the Company on identical terms. The warrants entitle the holder to purchase one ordinary share of the Company at an exercise price of US$11.50 per share at any time on or after 30 days after the Business Combination and on or prior to 5 years after the date on which the Company completes the Business Combination. The warrants were listed on Nasdaq under the symbol TRITW.

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

The fair value of warrant liabilities was measured using Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows (exercise and stock price in US$):

	As of February 28, 2022	As of February 28, 2021
Exercise price (1)	11.50	11.50
Stock price (2)	1.64	7.13
Expected life (years)	3.69	4.70
Volatility (3)	38.11%	42.03%
Risk-free interest rate (4)	1.64%	0.68%
Dividend yield	0.0%	0.0%

(1)	Based on the terms provided in the warrant agreement dated July 30, 2019.
(2)	Based on the trading value of common stock of Triterras, Inc. as of each presented period ending date.

Triterras, Inc.

Consolidated Financial statements

(3)	Based on Peer Volatility Analysis over each respective remaining contractual term.
(4)	Based on published US Treasury spot rates as of each presented period ending date and correspond with the remaining contractual term.

The following table presents the changes in fair value of warrant liabilities:

	Public	Private placement	Warrant liabilities
	US$	US$	US$
Initial measurements as of November 10, 2021	66,792,000	3,131,483	69,923,483
Change in valuation inputs	(24,035,000)	(2,076,685)	(26,111,685)
Fair value as of February 28, 2021	42,757,000	1,054,798	43,811,798
Change in valuation inputs	(39,721,000)	(1,051,657)	(40,772,657)
Fair value as of February 28, 2022	3,036,000	3,141	3,039,141

The measurement of the public warrants is classified as Level 1 due to the use of an observable market quote in an active market under the ticker TRITW. The quoted price of the public warrant was US$1.64 as of February 28, 2022, as that was the last day of trading day on the NASDAQ (February 28, 2021: US$1.69).

The private placement warrants are considered Level 2 liabilities in the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company’s stock prices and historical volatility as inputs. As of February 28, 2022, none of the warrants have been exercised.

As a result of the delisting of the Company’s securities by NASDAQ, valuations of the Company’s warrants, after the date of the delisting, will be valued using Level 3 inputs until such time that there is an observable market quote for the Company’s warrants.

20	Revenue

This represents revenue arising from the Group contracts with.

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
Platform fees
-Trade transaction modules	37,859,710	55,442,807	16,889,720
-License fees	29,124	30,918	8,458
-Financing fees	198,094	—	—
Trade marketplace	18,592,825	—	—
Total revenue	56,679,753	55,473,725	16,898,178

Platform fees

Trade transaction module consists of trade discovery and trade finance sub-modules:

Triterras, Inc.

Consolidated Financial statements

(i) Trade Discovery sub-module

Nature of services

The platform enables the customers to connect to other counterparties to perform trade transactions. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on the percentage fee agreed in the contract and actual volume of trade transactions.

Revenue recognition

Platform fees are recognised at the point in time where the trades are completed on the platform (i.e. trade has been transacted and both buyers and sellers have acknowledged the trades on the platform). Each completed trade constitutes a single performance obligation, as the platform serves as a commonplace to connect the buyer and seller to execute the trade. Transaction price is determined based on total trade transaction value and fee agreed in the sales contract.

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms of 120 days (2021: 90 days).

(ii) Trade finance sub-module

Nature of services

The platform enables the customers to connect to other counterparties to obtain trade financing from lenders. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on a fixed fee as agreed in the contract or a percentage of total approved funding.

Revenue recognition

Platform fees are recognised at the point in time when funding is provided to the borrowers on the platform (i.e. lender has disbursed the loan funding to the borrower and the borrower has acknowledged the loan funding on the platform). Each completed trade constitutes a single performance obligation, as the platform serves as a marketplace to connect the borrower and lender to execute the trade. Transaction price is determined based on total approved fund value and fee agreed in the sales contract.

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Triterras, Inc.

Consolidated Financial statements

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms at a range of 10 to 120 days (2021: 90 days).

(iii) License fees

Nature of services

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

Significant payment terms

Invoices for license fees are generated after each successful sign-up on the platform. Credit terms are generally 120 days (2021: 90 days).

(iv) Financing fee

Nature of services

Financing fee is generated through a fee charged on provisioning of loans advances through supply chain financing, invoice discounting and e-commerce finance arrangements. Financing fees are agreed upon signing of sales contracts.

Revenue recognition

Financing fee is recognised in profit or loss using the effective interest method, over the period of the financing tenure during which the service is provided. Transaction price is determined based on the fee and facility amount agreed in the sales contracts.

Significant payment terms

Credit terms of financing fee can be up to 5 months.

Trade marketplace

Nature of services

The platform connects trade participants and offer a range of trade financial solutions. Sales and purchase contracts are entered respectively with the suppliers and buyers. The Group acts as an intermediary between the suppliers and buyers and is treated as a principal in the trade to provide extended credit terms at a fee as agreed in the contract to the customers.

Triterras, Inc.

Consolidated Financial statements

Revenue recognition

Revenue is recognised at the point in time when the shipping documents (i.e. bill of lading) have been transferred to the customers. Each completed trade constitutes a single performance obligation, as the Group acts as an intermediary between suppliers and its pre-determined buyers. Transaction price is determined based on the quantity and price as agreed in the contract.

Significant payment terms

Invoices are generated when sales contract is received. Credit terms are generally not more than 90 days.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

		As of February 28, 2022	As of February 28, 2021
	Note	US$	US$
Trade receivables, net	9	43,850,652	22,853,115
Contract liabilities		(60,000)	(49,124)

Contract liabilities relate to advances collected from customers upon sign-up as part of the license fees billed and license fees deferred, as revenue is recognised over the contract terms of
12 to 36 months.

Significant changes in the contract liabilities balances during the year are as follows:

	Year ended February 28, 2022	Year ended February 28, 2021
	US$	US$
Revenue recognised that was included in contract liabilities balance at the beginning of the year	49,124	97,542
Increases due to advances and license fees collected	60,000	36,750
Amounts recognised as revenue during the year	(29,124)	(30,918)
Advances utilised during the year	(20,000)	(54,250)
	60,000	49,124

Triterras, Inc.

Consolidated Financial statements

21	Cost of revenue

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
Platform fees
- Operation of IT platform	2,667,163	4,086,029	112,803
- Cloud management services	233,032	270,967	—
	2,900,195	4,356,996	112,803
Trade marketplace	18,272,140	—	—
	21,172,335	8,713,992	225,606

Platform fees consists primarily of expenses associated with delivery of the IT platform and services. These include expenses related to operation of the IT platform, cloud management service fees and bandwidth costs.

Trade marketplace costs relate to costs of goods purchased in the “Trade Marketplace” sub-module of the Kratos™ platform.

22	Marketing and sales

	Note	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
		US$	US$	US$
Marketing and promotional expenditures		424,727	141,490	21,241
Consultancy services relating to business development		152,740	3,047,270	—
Amortisation of contract costs	7	1,277,110	1,153,831	—
		1,854,577	4,342,591	21,241

Triterras, Inc.

Consolidated Financial statements

23	General and administrative

The following items have been included in arriving at general and administrative:

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
Management fees	—	1,721,830	915,000
Legal fees	9,920,230	5,263,332	36,032
Professional fees	761,240	1,015,413	86,693
Consultancy fees	2,843,442	771,314	68,500
Staff cost	10,631,740	5,185,095	325,598
Directors and committee fees	1,549,429
Insurance	3,883,411
Travelling expenses	324,614	70,237	4,567
IT expenses	155,711
Depreciation of property, plant and equipments	605,424	147,295	—

Management fees relate to staff costs, accounting and administrative support services and office space recharges from related parties.

Government grants received is offset against staff cost during the financial year. Government grants received during the financial year ended February 28, 2021 are the Jobs Support Scheme (“JSS”) and Wages Credit Scheme (“WCS”) amounting to US$72,832 and US$1,627, respectively. The JSS is a temporary scheme introduced in the Singapore Budget 2020 to help enterprises retain local employees. Under the JSS, employers will receive cash grants in relation to the gross monthly wages of eligible employees. WCS is introduced to support businesses embarking on transformation efforts and encourage sharing of productivity gains with workers.

Triterras, Inc.

Consolidated Financial statements

24	Net finance costs

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
Interest income	11,609	48,011	209
Exchange gain, net	—	—	1,133
Finance income	11,609	48,011	1,342

Bank charges	(54,627)	(14,894)	(2,763)
Interest expense	(418,033)	(75,560)	(54)
Exchange loss, net	(164,019)	(40,036)	—
Finance cost	(636,679)	(130,490)	(2,817)
Net finance cost	(625,070)	(82,479)	(1,475)

Triterras, Inc.

Consolidated Financial statements

25    Income Tax expense

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
Tax recognised in profit or loss
Current tax expense
Current year	—	4,090,059	1,592,549
Under provision in prior year	88,588	543,457	—
	88,588	4,633,516	1,592,549
Deferred tax expense
Origination of temporary differences	1,049,973	1,714,928	—
	1,049,973	1,714,928	—
Income tax expense	1,138,561	6,348,444	1,592,549

Reconciliation of effective tax rate
Profit before income tax	34,562,090	51,601,156	15,173,340
Income tax using Singapore rate of 17% (2020: 17%)	5,875,555	8,772,196	2,579,468
Effect of tax rates in foreign jurisdiction	(20,802)	918,306	—
Non-deductible expenses	2,232,578	579,122	31,066
Tax exempt income	(6,978,875)	(4,451,909)	—
Tax incentives	(58,483)	(12,728)	(26,524)
Utilisation of tax losses carried forward	—	—	(372,852)
Utilisation of group tax relief	—	—	(569,143)
Under provision in prior year	88,588	543,457	—
Others	—	—	(49,466)
	1,138,561	6,348,444	1,592,549

26	Business combinations

On May 17, 2021, the Group entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire all of the outstanding share capital of IB Holdings Ltd (“Invoice Bazaar”), a privately-held United Arab Emirates-based supply chain finance company with operations in the United Arab Emirates and offices in Dubai and India, along with all of the share capital of Techfin Solutions FZCO (“Techfin”), a 99%-owned subsidiary of IB Holdings, and 49% ownership interest in Invoice Bazaar Forfaiting Services LLC (JV of IB Holdings).  The Invoice Bazaar platform allows the Group to provide an alternative form of financing on the Kratos™ platform which we believe will increase utilization of the Kratos™ platform by entering into new markets and diversify our innovative offerings.

Pursuant to the Purchase Agreement, the Group agreed to acquire all of the shares of Invoice Bazaar for up to US$8.0 million dollars funded by cash on hand.  The purchase price is structured as follows: (i) an initial cash payment of US$4.0 million, (ii) deferred cash consideration of US$2.0 million

Triterras, Inc.

Consolidated Financial statements

payable in two US$1.0 million tranches upon the earlier of each of the first and second anniversary of the initial cash payment, or the achievement of cumulative revenue milestones and (iii) up to US$2.0 million in earn-out consideration, subject to achievement of certain revenue milestones and continued service with IB Holdings of certain members of the IB Holdings’ founding team. The Purchase Agreement was amended in June 2022 to replace the revenue milestones established in clause (iii) of the preceding sentence, with new milestones relating to recurring revenue from assets deployed or fees collected, origination of new customers, origination of deals, and signing of distribution partnerships with financial institutions related to the remaining $2.0 million in earn-out amount payable by the Group to the sellers of Invoice Bazaar. The sellers of Invoice Bazaar will be additionally entitled to receive a portion of the proceeds of any sale of e-commerce business by the Company within 24 months of the closing of the Acquisition.

Considerations transferred

The following table summarizes the acquisition date fair value of the purchase consideration transferred:

US$

Cash	4,000,000
Contingent consideration (discounted)	3,189,972
Total purchase consideration	7,189,972

Contingent consideration

Contingent consideration made up of the components below, is recorded in other payables in the statement of financial position:

Payable on first anniversary upon achievement of cumulative revenue milestones	1,000,000
Payable on second anniversary upon achievement of cumulative revenue milestones	1,000,000
Earn-out (as described below)	2,000,000

The Group has agreed to pay the selling shareholders in 2 years’ time additional consideration of up to US$2,000,000 if the acquiree’s cumulative revenue over the next 2 years exceeds certain revenue milestones. S$1,000,000 will be paid on the completion of the first and second year when the acquiree achieved a cumulative revenue of US$800,000 for each respective year. The earn-out of US$2,000,000 will be paid when the acquiree achieved cumulative revenue of US$10,000,000 within the next 2 years.

On June 24, 2022, the Group has signed an addendum to the share purchase agreement to revise the terms of the earn-out. The earn-out of US$2,000,000 will be paid progressively on certain review dates as set out in the addendum, based on certain achievement milestone. The revised criteria for the earn-out as defined in the addendum and the estimates of the amount of contingent consideration that will be earned have been set out as follows:

Triterras, Inc.

Consolidated Financial statements

Estimated Earn-out
US$
Achieve earn-out revenue of minimum US$2,000,000 from acquisition date to June 30, 2022	500,000
Onboard 300 new customers on the IT platform commencing March 1, 2022	225,000
Submit US$1 billion in trade value of qualified deals as defined in the addendum on or after March 1, 2022	375,000
Establish partnerships with at least 3 new financial institutions as defined in the addendum on or after March 1, 2022	375,000
Achieve an annual recurring revenue of US$10 million as defined in the addendum	525,000
Total estimated earn-out	2,000,000

Contingent consideration which is payable more than 1 year from financial year end is discounted using a risk-adjusted discount rate of 15.0%.

Identifiable assets acquired and liabilities assumed

The following table summarizes the estimated fair values of Invoice Bazaar assets acquired and liabilities assumed as of the acquisition date:

US$

Intangible assets	2,594,968
Loan receivables	159,456
Cash and cash equivalents	172,623
Other current assets	31,667
Non-controlling interests	(31,979)
Other payables	(399,612)
Total identifiable net assets acquired	2,527,123

Measurement of fair values

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Assets acquiredValuation technique

Intangible assets

Relief-from-royalty method and multi-period excess earnings method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the patents being owned. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

Triterras, Inc.

Consolidated Financial statements

Loan receivables comprise gross contractual amounts due of US$159,456, of which the full amount was expected to be collectable at the date of acquisition.

Accounting for the acquisition has been updated based on new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition.

Goodwill

Goodwill arising from the acquisition has been recognized as follows:

US$
Purchase consideration	7,189,972
Non-controlling interest, based on their proportionate interest in the recognised amounts of the assets and liabilities of IB	(31,979)
Fair value of identifiable net assets	(2,527,123)
Goodwill	4,630,870

Goodwill is not expected to be deductible for income tax purposes.

Amortization expense of US$319,907 related to these intangible assets was recorded for the fiscal year ended February 28, 2022.

In connection with this acquisition the Group incurred US$227,067 of acquisition related expenses recorded in general and administrative expenses in the consolidated statement of comprehensive income for the year ended February 28, 2022.

For the financial year ended February 28, 2022, Invoice Bazaar contributed US$22,697,061 and US$2,328,368 of revenue and comprehensive income, respectively.

27	Significant related party transactions

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

During the financial year, in addition to disclosures made elsewhere in the financial statements, there were the following significant related party transactions undertaken on terms as agreed between the parties in the normal course of business:

Triterras, Inc.

Consolidated Financial statements

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
Sale of services
- Related parties	—	5,164,280	4,504,413
Transfer of fixed assets
- Related party	—	156,402	—
Management fees
- Immediate holding company	—	—	1,100,000
- Related party	—	1,721,830	—

Sales of services provided to related parties in prior year refer to Antanium Resources Pte. Ltd. and its subsidiaries. All outstanding balances with related parties are priced on an arm’s length basis and were fully settled.

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

The Group is centrally managed by the key management personnel of the immediate holding company prior to business combination. The key management personnel received remuneration from the then immediate holding company in respect of their services to the larger group which includes the Group. The compensation of US$3,956,874 was incurred during the financial year. In prior year ended February 28, 2021, US$1,519,324 (2020: US$188,444) was being charged to the Group in the form of management fees to the Group.

Compensation of the Group’s key management personnel includes salaries, bonuses and contributions to post-employment defined benefit plan.

28	Financial risk management

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business.  The Group has formal risk management policies and guidelines that set out its overall business strategies, its tolerance of risk and general risk management philosophy and has established processes to monitor and control its exposure to such risks in a timely manner.  The Group reviews its risk management processes regularly to ensure the Group’s policy guidelines are adhered to.

Credit risk

Triterras, Inc.

Consolidated Financial statements

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations.

At the reporting date, the exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

	Year ended February 28, 2022	Year ended February 28, 2021
	US$	US$
Trade receivables, net	43,850,652	22,853,115
Loan receivables, net	4,655,371	—
	48,506,023	22,853,115

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position. Refer to Note 3.4 for the Group’s policy on assessment of ECL impairment model.

Impairment

The ageing of trade and loan receivables at the reporting date was:

	Non- credit impaired	Credit impaired
	US$	US$
2022
Current	25,938,750	432,971
Past due 1 – 60 days	6,413,032	1,040,009
Past due over 60 days	19,145,401	4,900,874
Total gross carrying amount	51,497,183	6,373,854
Loss allowance	(2,991,160)	(6,373,854)
	48,506,023	—
2021
Current	12,121,046	1,607,907
Past due 1 – 60 days	10,226,905	278,278
Past due over 60 days	867,264	1,860,282
Total gross carrying amount	23,215,215	3,746,467
Loss allowance	(362,100)	(3,746,467)
	22,853,115	—

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Triterras, Inc.

Consolidated Financial statements

The Group monitors its liquidity risk and maintains a level of cash and bank balances deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows.

The following are the contractual undiscounted cash outflows of non-derivative financial liabilities:

	Carrying amount	Contractual cash flows	Within 1 year	Within 1 to 5 years	More than 5 years
	US$	US$	US$	US$	US$
2022
Non-derivative financial liabilities
Other payables*	15,397,623	19,270,448	17,770,448	1,500,000	—
Lease liability	1,538,808	1,667,720	481,793	1,185,927	—
	16,936,431	20,938,168	18,252,241	2,685,927	—

2021
Non-derivative financial liabilities
Other payables*	6,918,641	6,918,641	6,918,641	—	—
Lease liability	1,128,965	1,196,487	312,127	884,360	—
	8,047,606	8,115,128	7,230,768	884,360	—

*	excludes provisions

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from the lease liabilities and contingent consideration which were discounted to present value.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year.

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

Triterras, Inc.

Consolidated Financial statements

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	Year ended February 28, 2022	Year ended February 28, 2021
	US$	US$
Singapore dollars
Cash and cash equivalents	139,097	185,667
Other payables	—	(78,621)
Lease liabilities	(1,059,681)	(1,128,965)
	(920,584)	(1,021,919)

Sensitivity analysis

A 5% strengthening of United States dollars against the following currency at the reporting date would have increased profit or loss by the amounts shown below.  This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period.  The analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit/(Loss)
	Year ended February 28, 2022	Year ended February 28, 2021
	US$	US$
Singapore dollars	46,029	51,096

A 5% weakening of United States dollars against the above currency at reporting date would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Offsetting financial assets and financial liabilities

The Group does not have any master netting arrangements and none of the financial assets and financial liabilities are offset in the statement of financial position during the year (2021: US$730,000).

Estimation of fair values

The methodologies and assumptions used in the estimation of fair values depend on the terms and characteristics of the various assets and liabilities and include the following:

Financial instruments for which fair value is equal to the carrying value

These financial instruments include trade receivables, loan receivables, other current assets, cash and cash equivalents and other payables. The carrying values of these financial instruments are assumed

Triterras, Inc.

Consolidated Financial statements

to approximate their fair values because they are short-term in nature. Accordingly, the fair values and fair value hierarchy levels have not been presented for these financial instruments.

Contingent consideration and lease liabilities are measured using discounted cash flows which consider the present value of the expected future payments, discounted using a risk-adjusted discount rate.

Accounting classifications and fair values

The following table sets out the accounting classification and carrying amounts of the Group’s financial instruments not recognised at fair value.

	Fair value through profit and loss	Amortised cost	Total carrying amount
	US$	US$	US$
2022
Financial assets
Trade receivables	—	43,850,652	43,850,652
Loan receivables	—	4,655,371	4,655,371
Other assets#	—	523,116	523,116
Cash and cash equivalents	—	68,809,057	68,809,057
Other investments	25,142,783	—	25,142,783
	25,142,783	117,838,196	142,980,979
Financial liabilities
Other payables*	1,067,321	14,330,302	15,397,623
Warrants liabilities	3,039,141	—	3,039,141
Lease liabilities	—	1,538,808	1,538,808
	4,106,462	15,869,110	19,975,572

2021
Financial assets
Trade receivables	—	22,853,115	22,853,115
Other assets#	—	490,631	490,631
Cash and cash equivalents	—	134,025,561	134,025,561
Restricted cash	—	35,686,643	35,686,643
	—	193,055,950	193,055,950
Financial liabilities
Other payables*	—	6,918,641	6,918,641
Warrants liabilities	43,811,798	—	43,811,798
Lease liabilities	—	1,128,965	1,128,965
	43,811,798	8,047,606	51,859,404

#exclude prepayments

*exclude provisions

Triterras, Inc.

Consolidated Financial statements

29	Operating segment

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

Business segment

The Group has only one operating segment for the year ended February 28, 2022, namely the platform marketplace, the details of which are set out below:

•

Platform – Engage customers to trade on the platform where the Group earns a fee based on the percentage agreed in the sales contract. Fees charged are based on total trading volume or total approved funds.

•

Trade marketplace – Connects trade participants and offer a range of trade financial solutions. Sales and purchase contracts are entered respectively with the suppliers and buyers. The Group acts as a principal in the trade to provide extended credit terms at a fee as agreed in the contract to the customers.

Geographical information

Revenue

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
United Arab Emirates	53,625,000	26,769,533	1,634,115
Singapore	2,900,987	14,517,264	9,496,854
Hong Kong	147,537	7,488,714	3,378,300
Malaysia	1,562	4,584,790	1,887,039
Other countries	4,667	2,113,424	501,870
	56,679,753	55,473,725	16,898,178

Triterras, Inc.

Consolidated Financial statements

The revenue information of continuing operations above is based on the location of the customers’ country of incorporation.

Non-current assets

All non-current assets of continuing operations above are based in Singapore, United Arab Emirates and United Kingdom.

Major customers

Revenue from top five customers of the Group’s trading platform business segment represents US$16,448,042 (2021: US$19,361,802; 2020: 8,619,056) of the Group’s total revenues.

30	Earnings per share

The basic earnings per share is calculated as the Group’s profit for the year attributable to equity holders of the Group divided by the weighted average number of ordinary shares of the Group in issue during the year.

The Group had no potentially dilutive ordinary shares in issue during the year.  The warrants are antidilutive.

	Year ended February 28, 2022	Year ended February 28, 2021	Year ended February 29, 2020
	US$	US$	US$
Profit for the year attributable to equity holders of the Group	33,427,019	45,252,712	13,580,791

	No. of shares	No. of shares	No. of shares
Weighted average number of ordinary shares in issue during the year	76,769,691	60,956,752	3,333,433

	US$	US$	US$
Basic and diluted earnings per share	0.44	0.74	4.07

31	Reverse merger

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

Triterras, Inc.

Consolidated Financial statements

The net assets acquired from the reverse merger were as follows:

US$
Cash and cash equivalents	170,616,649
Other receivables	60,068,819
Other payables	(1,587,820)
Warrant liabilities	(69,923,483)
Less:
Cash consideration paid (as above)	(60,000,000)
Others	(17,514)
As per consolidated statement of cash flows	99,156,651

32	Subsequent events

Effective on March 24, 2022, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants.